   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 30, 2003

                                           REGISTRATION STATEMENT NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.
                             ---------------------
                            REGISTRATION STATEMENT*
                                     UNDER
                                   SCHEDULE B
                                       OF
                           THE SECURITIES ACT OF 1933
                             ---------------------
                           THE KOREA DEVELOPMENT BANK
                              (Name of Registrant)
                             ---------------------
                             THE REPUBLIC OF KOREA
                                 (Co-Signatory)

               NAMES AND ADDRESSES OF AUTHORIZED REPRESENTATIVES:

                   SEONG-HO PARK                                         HI-SU LEE
                  OR JAE-MIN YOON                             Duly Authorized Representative
          Duly Authorized Representatives                         in the United States of
              in the United States of                              The Republic of Korea
            The Korea Development Bank                             335 East 45th Street
            320 Park Avenue, 32nd Floor                          New York, New York 10017
             New York, New York 10022

                                   COPIES TO:
                                JINDUK HAN, ESQ.
                       Cleary, Gottlieb, Steen & Hamilton
                        39th Floor, Bank of China Tower
                                One Garden Road
                                   Hong Kong
                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     The securities registered hereby will be offered on a delayed or continuous basis pursuant to the procedures set forth in Securities Act Release Nos. 33-6240 and 33-6424.
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
                                                                     AMOUNT TO              AMOUNT OF
     TITLE OF EACH CLASS OF SECURITIES BEING REGISTERED          BE REGISTERED(2)        REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------
Debt securities, with or without warrants to purchase debt
  securities, and guarantees(1).............................     US$3,000,000,000           US$242,700
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

(1) Consists of guarantees to be issued by the Registrant in respect of obligations of other parties.

(2) Or an equivalent amount in another currency or currencies or in composite currencies or as determined by reference to an index or, if the debt securities are to be offered at a discount, the approximate proceeds to the Registrant. Includes the maximum principal amount of the obligations to be guaranteed by the Registrant under the guarantees registered hereby.
                             ---------------------
     Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained in this Registration Statement and supplements to such Prospectus will also be used in connection with US$1,045,788,520 of debt securities with or without warrants to purchase debt securities registered under Registration Statement No. 333-97299.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

* This Registration Statement also constitutes Post-Effective Amendment No. 2 to Registration Statement No. 333-97299.

                                EXPLANATORY NOTE

     This registration statement relates to US$3,000,000,000 aggregate amount of
(i) debt securities (with or without warrants) of The Korea Development Bank to be offered from time to time as separate issues on terms and in the manner to be specified in a prospectus supplement to be delivered in connection with each such offering and (ii) guarantees to be issued by The Korea Development Bank in respect of obligations of other parties on terms and in the manner to be specified in a prospectus supplement to be delivered in connection with each such issuance. The prospectus constituting a part of this registration statement relates to the debt securities (with or without warrants) and guarantees registered hereunder and US$1,045,788,520 aggregate principal amount of debt securities (with or without warrants) and guarantees registered under Registration Statement No.333-97299 (including an aggregate principal amount of US$200,000,000 of debt securities that may be sold by us from time to time in a continuous offering designated Medium-Term Notes, Series C, Due Not Less Than Nine Months From Date of Issue (the "Series C Notes")).

     This registration statement contains a form of prospectus supplement filed as Exhibit K-1 to this registration statement, together with the supplement to that prospectus supplement filed as Exhibit K-2 to this registration statement, to be used in connection with the sale by us of the Series C Notes in a continuous offering.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED DECEMBER 30, 2003

PROSPECTUS

                                   (KDB LOGO)

                           THE KOREA DEVELOPMENT BANK

                                 $3,000,000,000

                                DEBT SECURITIES
                      WARRANTS TO PURCHASE DEBT SECURITIES
                                   GUARANTEES

                         ------------------------------

     WE WILL PROVIDE THE SPECIFIC TERMS OF THESE SECURITIES IN SUPPLEMENTS TO THIS PROSPECTUS. YOU SHOULD READ THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT CAREFULLY BEFORE YOU INVEST.

                         ------------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                   This prospectus is dated           , 2003

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Certain Defined Terms And Conventions.......................    3
Use Of Proceeds.............................................    3
The Korea Development Bank..................................    4
  Overview..................................................    4
  Capitalization............................................    5
  Business..................................................    6
  Selected Financial Statement Data.........................    8
  Operations................................................   12
  Sources of Funds..........................................   20
  Debt......................................................   21
  Overseas Operations.......................................   22
  Property..................................................   22
  Directors and Management; Employees.......................   22
  Financial Statements and the Auditors.....................   23
The Republic Of Korea.......................................  105
  Land and History..........................................  105
  Government and Politics...................................  106
  The Economy...............................................  108
  Gross Domestic Product and Major Financial Indicators.....  124
  Balance of Payments and Foreign Trade.....................  133
  The Financial System......................................  138
  Monetary Policy...........................................  142
  Government Finance........................................  145
  Debt......................................................  147
  Tables and Supplementary Information......................  150
Description Of The Securities...............................  153
  Description of Debt Securities............................  153
  Description of Warrants...................................  159
  Terms Applicable to Debt Securities and Warrants..........  160
  Description of Guarantees.................................  161
Limitations On Issuance Of Bearer Debt Securities And Bearer
  Warrants..................................................  162
Taxation....................................................  163
  Korean Taxation...........................................  163
  United States Tax Considerations..........................  165
Plan Of Distribution........................................  172
Legal Matters...............................................  173
Authorized Representatives In The United States.............  173
Official Statements And Documents...........................  173
Experts.....................................................  173
Forward-Looking Statements..................................  173
Further Information.........................................  175

                     CERTAIN DEFINED TERMS AND CONVENTIONS

     All references to "Korea" or the "Republic" contained in this prospectus mean The Republic of Korea. All references to the "Government" mean the government of Korea. All references to the "Bank" mean The Korea Development Bank.
     Unless otherwise indicated, all references to "won", "Won" or "W" contained in this prospectus are to the currency of Korea, and references to "U.S. dollars", "Dollars", "$" or "US$" are to the currency of the United States of America.

     All discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

     Our principal financial statements are our non-consolidated financial statements. Unless specified otherwise, our financial and other information is presented on a non-consolidated basis and does not include such information with respect to our subsidiaries.

                                USE OF PROCEEDS

     Unless otherwise specified in the applicable prospectus supplement, we will use the net proceeds from the sale of the securities for our general operations.

                           THE KOREA DEVELOPMENT BANK

OVERVIEW

     We were established in 1954 as a government-owned financial institution pursuant to The Korea Development Bank Act, as amended (the "KDB Act"). Since our establishment, we have been the leading bank in the Republic with respect to the provision of long-term financing for projects designed to assist the nation's economic growth and development. The Government owns all of our paid-in capital. Our registered office is located at 16-3 Youido-dong, Youngdeungpo-gu, Seoul, The Republic of Korea.

     Our primary purpose, as stated in the KDB Act, is to "furnish and administer funds for the financing of major industrial projects in order to expedite industrial development and expansion of the national economy." We make loans available to major industries for equipment, capital investment and the development of high technology. In addition to these equipment capital loans, we make working capital loans to borrowers to whom we have extended equipment capital loans, to enterprises the capital of which has been subscribed for, or is owned by, the Government or us and to high technology companies as provided by our By-Laws.
     As of June 30, 2003, we had W46,949.1 billion of loans outstanding, total assets of W82,227.5 billion and total equity of W6,968.7 billion, as compared to W44,917.2 billion of loans outstanding, W78,782.3 billion of total assets and W6,940.6 billion of total equity as of December 31, 2002. For the first half of 2003, we recorded interest income of W1,381.7 billion, interest expense of W1,377.4 billion and net loss of W392.3 billion, as compared to W1,679.0 billion of interest income, W1,639.8 billion of interest expense and W112.5 billion of net income for the first half of 2002. See "The Korea Development Bank--Selected Financial Statement Data".

     Pursuant to the KDB Act, the Government must hold all of our paid-in capital. In addition to contributions to our capital, the Government provides direct financial support for our financing activities. The Government's determination each fiscal year regarding the amount of financial support to extend to us, in the form of loans, guarantees or contributions to capital, plays an important role in determining our lending capacity. The Government, acting through the President of the Republic, has the power to appoint or dismiss our Governor and Chairman of the Board of Directors. In addition, the Government, acting through the Minister of Finance and Economy, has the power to appoint and dismiss our members of the Board of Directors and Auditor. Pursuant to the KDB Act, the Minister of Finance and Economy has supervisory power over our general business and managerial matters while the Financial Supervisory Commission has supervisory authority over capital adequacy and managerial soundness matters.

     The Government supports our operations pursuant to Article 44 of the KDB Act. Article 44 provides that "the annual net losses of the Korea Development Bank shall be offset each year by the reserve, and if the reserve be insufficient, the deficit shall be replenished by the Government." As a result of the KDB Act, the Government is generally responsible for our operations and is legally obligated to replenish any deficit that arises if our reserve, consisting of our surplus and capital surplus items, is insufficient to cover our annual net losses. In light of the above, if we had insufficient funds to make any payment under any of our obligations, including the debt securities and guarantees covered by this prospectus, the Government would take appropriate steps, such as by making a capital contribution, by allocating funds or by taking other action, to enable us to make such payment when due. The provisions of Article 44 do not, however, constitute a direct guarantee by the Government of our obligations under the debt securities or the guarantees, and the provisions of the KDB Act, including Article 44, may be amended at any time by action of the National Assembly.

     In January 1998, the Government amended the KDB Act to:

     - subordinate our borrowings from the Government to other indebtedness incurred in our operations;

     - allow the Government to offset any deficit that arises if our reserve fails to cover our annual net losses by transferring Government-owned property, including securities held by the Government, to us; and

     - allow direct injections of capital by the Government without prior National Assembly approval.

     The Government amended the KDB Act in May 1999 and the Enforcement Decree of the KDB Act, as amended (the "KDB Decree"), in March 2000, to allow the Financial Supervisory Commission to supervise and regulate us in terms of capital adequacy and managerial soundness.

     In March 2002, the Government amended the KDB Act to enable us, among other things, to:

     - obtain low-cost funds from The Bank of Korea and from the issuance of debt securities (in addition to already permitted Industrial Finance Bonds), which funds may be used for increased levels of lending to small and medium size enterprises;

     - broaden the scope of borrowers to which we may extend working capital loans to include companies in the manufacturing industry, enterprises which are "closely related" to enhancing the corporate competitiveness of the manufacturing industry and leading-edge high-tech companies; and

     - extend credits to mergers and acquisitions projects intended to facilitate corporate restructuring efforts.

     The Minister of Finance and Economy of the Republic has, on behalf of the Republic, signed the registration statement of which this prospectus forms a part.

CAPITALIZATION
     As of December 31, 2002, our authorized capital was W10,000 billion and capitalization was as follows:

                                                                 JUNE 30,
                                                                  2003(1)
                                                               -------------
                                                               (BILLIONS OF
                                                                   WON)
Long-term debt(2)(3):
  Won currency borrowings...................................     W 3,849.4
  Industrial finance bonds..................................      20,009.8
  Foreign currency borrowings...............................       9,699.4
                                                                 ---------
     Total long-term debt...................................      33,558.6
                                                                 ---------
Capital:
  Paid-in capital...........................................       7,161.9
  Capital surplus...........................................          44.4
  Retained earnings.........................................         (96.9)
  Capital adjustments.......................................        (140.6)
                                                                 ---------
     Total capital..........................................       6,968.7
                                                                 ---------
Total capitalization........................................     W40,527.4
                                                                 =========

------------

(1) Except as disclosed in this prospectus, since June 30, 2003 there has been no material adverse change in our capitalization.
(2) We have translated borrowings in foreign currencies into Won at the rate of W1,193.1 to US$1.00, which was the market average exchange rate, as announced by the Seoul Money Brokerage Services Ltd., on June 30, 2003.
(3) As of June 30, 2003, we had contingent liabilities totaling W10,627.7 billion under outstanding guarantees issued on behalf of our clients. For further information relating to our contingent liabilities under outstanding guarantees as of June 30, 2003, see "Notes to Non-Consolidated Financial Statements of June 30, 2002 and 2003--Notes 12 and 13".

BUSINESS

  PURPOSE AND AUTHORITY

     Since our establishment, we have been the leading bank in the Republic in providing long-term financing for projects designed to assist the nation's economic growth and development.

     Under the KDB Act, the KDB Decree and our By-Laws, our primary purpose is to "furnish and administer funds for the financing of major industrial projects in order to expedite industrial development and expansion of the national economy." Since we serve the public policy objectives of the Government, we do not seek to maximize profits. We do, however, strive to maintain a level of profitability to strengthen our equity base and support growth in the volume of our business.

     Under the KDB Act, we may:

     - provide equipment capital loans with maturities of more than one year to major industries;

     - provide working capital loans to high technology industries as well as our existing borrowers of equipment capital loans;

     - issue guarantees for the benefit of projects that we have the authority to finance;

     - make equity investments in Korean corporations engaged in activities that we have the authority to finance or that are designated by the Government;

     - subscribe to, underwrite, invest in or guarantee corporate debentures, including debentures issued by non-corporate special juridical persons established by special laws of the Republic, issued to finance major industrial projects or debt securities or debentures issued by public institutions;

     -  engage in debt securities dealing activities in the secondary market;

     -  accept some types of time and savings deposits from the general public;

     - accept demand deposits from existing corporate customers, central and local governments and entities designated by Presidential decree;

     - underwrite or invest in stocks of Government-owned corporations carrying out major industrial projects;

     - execute foreign exchange transactions, including currency and interest swap transactions;

     - provide planning, management, research and other support services at the request of the Government, public bodies, financial institutions or enterprises; and

     -  carry out other businesses incidental to the foregoing.

  GOVERNMENT SUPPORT AND SUPERVISION

     The Government owns all of our paid-in capital, as required by the KDB Act. On February 20, 2000, the Government contributed W100 billion in cash to our capital. On December 29, 2000, we reduced our paid-in capital by W959.8 billion to offset our expected net loss for the year. To compensate for the resulting deficit under the KDB Act, on June 20, 2001, the Government contributed W3 trillion in the form of shares of common stock of the Korea Electric Power Corporation ("KEPCO") to our capital. On December 29, 2001, the Government contributed W50 billion in cash to our capital. Taking into account these capital contributions and reduction, as of December 31, 2001, our total paid-in capital was W7,161.9 billion, compared to W4,111.9 billion as of December 31, 2000. See "The Korea Development Bank--Financial Statements and the Auditors--Notes to Non-Consolidated Financial Statements of June 30, 2002 and 2003--Note 15".

     In addition to capital contributions, the Government directly supports our financing activities by:

     -  lending us funds to on-lend;

     - allowing us to administer Government loans made from a range of special Government funds;

     - allowing us to administer some of The Bank of Korea's surplus foreign exchange holdings; and

     -  allowing us to receive credit from The Bank of Korea.

     The extent of the Government's yearly financial support, in the form of loans, guarantees or contributions to capital, helps determine our lending capacity.

     The Government also supports our operations pursuant to Articles 43 and 44 of the KDB Act. Article 43 provides that "the annual net profit of the Korea Development Bank, after adequate allowances are made for depreciation in assets, shall be totally transferred to reserve" and that accumulated amounts in reserve may be capitalized in accordance with the provisions of the KDB Decree. Article 44 provides that "the net losses of the Korea Development Bank shall be offset each fiscal year by the reserve, and if the reserve be insufficient, the deficit shall be replenished by the Government".

     As a result of the KDB Act, the Government is generally responsible for our operations and is legally obligated to replenish any deficit that arises if our reserve, consisting of our surplus and capital surplus items, is insufficient to cover our annual net losses. In light of the above, if we had insufficient funds to make any payment under any of our obligations, including the debt securities and the guarantees covered by this prospectus, the Government would take appropriate steps, such as by making a capital contribution, by allocating funds or by taking other action, to enable us to make such payment when due. The provisions of Article 44 do not, however, constitute a direct guarantee by the Government of our obligations under the debt securities or the guarantees, and the provisions of the KDB Act, including Article 44, may be amended at any time by action of the National Assembly.

     The Government closely supervises our operations in the following ways:

     - the President of the Republic appoints our Governor and Chairman of the Board of Directors upon the recommendation of the Minister of Finance and Economy;

     - the Minister of Finance and Economy appoints our Deputy Governor and Executive Directors upon the recommendation of our Governor;

     - one month prior to the beginning of each fiscal year, we must submit our proposed program of operations for the fiscal year to the Minister of Finance and Economy;

     - the Minister of Finance and Economy must approve our operating manual, which sets out guidelines for all principal operating matters, including the range of permitted financings;

     - the Board of Audit and Inspection, a Government department, examines our settlement of accounts annually;

     - the Minister of Finance and Economy and the Financial Supervisory Commission together have broad authority to require reports from us on any matter and to examine our books, records and other documents. On the basis of the reports and examinations, the Minister of Finance and Economy may issue any orders deemed necessary to enforce the KDB Act or delegate examinations to the Financial Supervisory Commission;

     - the Financial Supervisory Commission may supervise our operations to ensure managerial soundness based upon the KDB Decree and the Bank Supervisory Regulations of the Financial Supervisory Commission and may issue orders deemed necessary for such supervision;

     - the National Assembly receives our annual report within four months after the end of each fiscal year outlining our operations and analyzing our activities; and

     - we may amend our By-Laws only with the approval of the Minister of Finance and Economy.

     In addition, the conditions of the IMF aid package stated that domestic banks in the Republic, including us, should undergo external audits from internationally recognized accounting firms. Accordingly, we have had our annual financial statements for years commencing 1998 audited by an external auditor. See "The Korea Development Bank--Financial Statements and the Auditors" and "Experts".

     Pursuant to our most recently approved program of operations, we expect to support the reform and restructuring of the Republic's economic and industrial structure, including financing of promising small and medium sized enterprises, providing export finance and encouraging investments in infrastructure necessary to promote consumer demand and industrial reorganization.

SELECTED FINANCIAL STATEMENT DATA

  RESULTS OF OPERATIONS

     You should read the following financial statement data together with the financial statements and notes included in this prospectus:

                                                                                            SIX MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                    JUNE 30,
                                        -------------------------------------------------   -----------------
                                          1998      1999       2000      2001      2002      2002      2003
                                        --------   -------   --------   -------   -------   -------   -------
                                                        (BILLIONS OF WON)                   (BILLIONS OF WON)
                                                            (AUDITED)                          (UNAUDITED)
INCOME STATEMENT DATA
Total Interest Income.................   6,472.9   5,070.5    5,458.0   4,583.0   3,311.5   1,679.0   1,381.7
Total Interest Expenses...............   6,240.3   5,190.0    5,356.8   4,359.8   3,179.0   1,639.8   1,377.4
Net Interest Income...................     232.6    (119.5)     101.2     223.1     132.5      39.2       4.2
Operating Revenues....................   8,707.3   7,573.3    9,869.5   9,758.4   8,006.6   5,274.5   3,651.5
Operating Expenses....................  13,545.3   8,218.5    9,516.7   9,083.5   8,551.6   5,456.4   4,076.6
Net Income (Loss).....................  (4,889.4)    211.7   (1,398.4)    109.0     183.9     112.5    (392.3)

                                                        AS OF DECEMBER 31,
                                       ----------------------------------------------------    AS OF JUNE 30,
                                         1998       1999       2000       2001       2002           2003
                                       --------   --------   --------   --------   --------   -----------------
                                                        (BILLIONS OF WON)                     (BILLIONS OF WON)
                                                            (AUDITED)                            (UNAUDITED)
BALANCE SHEET DATA
Total Loans(1).......................  45,098.7   43,293.4   49,992.4   47,270.9   44,917.2       46,949.1
Total Borrowings(2)..................  71,373.1   65,481.8   70,446.6   68,391.0   66,804.4       69,534.5
Total Assets.........................  90,412.3   75,663.5   81,309.1   82,003.1   78,782.3       82,227.5
Total Liabilities....................  86,100.1   69,424.3   77,510.9   75,069.6   71,841.7       75,258.9
Total Equity.........................   4,312.2    6,239.2    3,798.2    6,933.4    6,940.6        6,968.7

------------

(1) These figures include loans, domestic usance, bills of exchange bought, local letters of credit negotiation and loan-type suspense accounts pursuant to the applicable guidelines.

(2) Total Borrowings include deposits, call money, borrowings and industrial finance bonds.

     2001
     We had net income of W109.0 billion in 2001 compared to net loss of W1,398.4 billion in 2000 principally due to improving economic conditions in the Republic in 2001.

     Principal factors for the net income in 2001 included:
     - gains of W563 billion primarily due to valuation gains on KEPCO stock, gains on sales of equity interests in Professional Korea Chemical Co., Ltd. and gains realized upon conversion of convertible bonds of Daewoo Securities;
     - fees and commissions of W311 billion due to increased bond underwriting and project financing activities; and

     - net interest income of W223 billion primarily due to decreased interest expense on borrowings and bond payables.
     The above factors were partially offset by net loss on disposition of loans of W1,074 billion, primarily due to dispositions of loans that had been made to Daewoo Motor.

     The overall statutory income tax rate applicable to us is 30.8%. We paid virtually no income tax in 2001 because we carried forward net operating losses from 1998 to offset net income. Net losses can be carried forward for a maximum of five years under the Corporate Income Tax Law of the Republic.

     2002
     We had net income of W183.9 billion in 2002 compared to net income of W109.0 billion in 2001 principally due to the continued growth of the Korean economy in 2002.

     Principal factors for the net income in 2002 included:
     - gains on equity method investees of W985.3 billion primarily due to gains from investments in KEPCO and Daewoo Shipbuilding & Marine Engineering;
     - fees and commissions of W273.3 billion primarily due to increased bond underwriting and project financing activities; and
     - net interest income of W132.5 billion primarily due to decreased interest expenses on borrowings and bond payables.
     The above factors were partially offset by new loan loss reserves of W551.7 billion and net loss on foreign currency transactions of W128.2 billion.

     The overall statutory income tax rate applicable to us is 29.7%. We paid virtually no income tax in 2002 because we carried forward net operating losses from 1998 to offset net income. Net losses can be carried forward for a maximum of five years under the Corporate Income Tax Law of the Republic.

     First half of 2003
     In the first half of 2003, we had a net loss of W392.3 billion compared to net income of W112.5 billion in the first half of 2002.

     Principal factors for the net loss in the first half of 2003 included:
     - additional loan loss reserves of W483.0 billion primarily due to the deterioration of the financial condition of companies in our loan portfolio such as SK Networks (formerly known as SK Global); and
     - impairment losses of W337.5 billion primarily due to valuation losses on the stock of Hyundai Engineering and Construction and Hynix Semiconductor resulting from changes in accounting regulations with respect to companies subject to the Corporate Restructuring Promotion Act. As a result of such changes, beginning on January 1, 2003, our equity interests in companies subject to the Corporate Restructuring Promotion Act were recorded at prevailing market prices instead of at acquisition cost.
     The above factors were partially offset by gains on equity method investees of W281.2 billion including gains from investments in KEPCO and Daewoo Shipbuilding & Marine Engineering and fees and commissions of W197.7 billion.

  PROVISIONS FOR POSSIBLE LOAN LOSSES AND LOANS IN ARREARS

     We establish provisions for possible losses from problem loans, including guarantees and other extensions of credit, based on the length of the delinquent periods and the nature of the loans, including guarantees and other extensions of credit. As of June 30, 2003, we established provisions of W

1,603.5 billion for possible loan losses and bad debt securities, 47.1% higher than the provisions as of December 31, 2002, and W49.3 billion for doubtful accounts relating to foreign exchange, guarantees and other assets, representing a 27.7% decrease from December 31, 2002.

     Certain of our customers have restructured loans with their creditor banks. As of June 30, 2003, we have provided loans of W4,508.3 billion for companies under workout, court receivership, court mediation and other restructuring procedures. In addition, as of such date, we held equity securities of such companies in the amount of W540.1 billion following debt-equity swaps. As of June 30, 2003, we had established provisions of W1,227.8 billion for possible loan losses and W27.3 billion for present value discount with regard to the above loans. We cannot assure you that actual results of the credit loss from the loans to these customers will not exceed the provisions reserved.

     Financial Supervisory Commission guidelines classify loans into five categories; provisions are made in accordance with ratios applicable to each category. Effective December 31, 1999, the Financial Supervisory Commission adopted more stringent definitions for the relevant loan categories which more closely follow international standards. Under the revised definitions, loans are categorized as follows:

     Normal................   Credits extended to customers which, in
                              consideration of their business and operations, financial conditions and future cash flows, do not raise concerns regarding their ability to repay the credits. 0.5% or more reserves required.

     Special attention.....   Credits extended to customers (1) which, in
                              consideration of their business and operations, financial conditions and future cash flows, are judged to have potential risks with respect to their ability to repay the credits in the future, although there have not occurred any immediate risks of default in repayment; or (2) which are in arrears for one month or more but less than three months. 2.0% or more reserves required.

     Substandard...........   (1) Credits extended to customers, which in
                              consideration of their business and operations, financial conditions and future cash flows, are judged to have incurred considerable risks for default in repayment as the customers' ability to repay has deteriorated; or (2) that portion which is expected to be collected of total credits (a) extended to customers which have been in arrears for three months or more, (b) extended to customers which are judged to have incurred serious risks due to the occurrence of final refusal to pay their promissory notes, liquidation or bankruptcy proceedings, or closure of their businesses or (c) of "Doubtful Customers" or "Estimated-loss Customers" (each as defined below). 20% or more reserves required.

     Doubtful..............   That portion of credits in excess of the amount
                              expected to be collected of total credits extended to (1) customers ("Doubtful Customers") which, in consideration of their business and operations, financial conditions and future cash flows, are judged to have incurred serious risks of default in repayment due to noticeable deterioration in their ability to repay; or (2) customers which have been in arrears for three months or more but less than twelve months. 50% or more reserves required.

     Loss..................   That portion of credits in excess of the amount
                              expected to be collected of total credits extended to (1) customers ("Estimated-loss Customers"), which, in consideration of their business and operations, financial conditions and future cash flows, are judged to have to be accounted as a loss as the inability to repay became certain due to serious deterioration in their ability to repay;
                              (2) customers which have been in arrears for twelve months or more; or (3) customers which are judged to have incurred serious risks of default in repayment due to the occurrence of final refusal to pay their promissory notes, liquidation or bankruptcy proceedings, or closure of their businesses. 100% reserves required.

     The following table provides information on our loan loss provisions.

                                        AS OF                                   AS OF
                                DECEMBER 31, 2001(1)                    DECEMBER 31, 2002(1)
                        -------------------------------------   -------------------------------------
                                      MINIMUM         LOAN                    MINIMUM         LOAN
                          LOAN      PROVISIONING      LOSS        LOAN      PROVISIONING      LOSS
                         AMOUNT        RATIO       PROVISIONS    AMOUNT        RATIO       PROVISIONS
                        ---------   ------------   ----------   ---------   ------------   ----------
                                           (IN BILLIONS OF WON, EXCEPT PERCENTAGE)
Normal................  W52,423.7        0.5%       W  245.6    W47,268.5        0.5%        W236.3
Special attention.....    4,635.7        2.0%          451.9      3,964.0        2.0%          79.3
Sub-Standard..........    1,709.5       20.0%          647.1        729.0       20.0%         145.8
Doubtful..............      445.4       50.0%          273.0        205.3       50.0%         102.7
Loss..................      490.0      100.0%          490.0         59.7      100.0%          59.7
Others(2).............         --         --              --           --         --             --
                        ---------                   --------    ---------                    ------
Total.................  W59,704.3                   W2,107.6    W52,226.5                    W623.8
                        =========                   ========    =========                    ======

                                        AS OF
                                  JUNE 30, 2003(1)
                        -------------------------------------
                                      MINIMUM         LOAN
                          LOAN      PROVISIONING      LOSS
                         AMOUNT        RATIO       PROVISIONS
                        ---------   ------------   ----------
                        (IN BILLIONS OF WON, EXCEPT PERCENTAGE)
Normal................  W48,698.1        0.5%       W  199.7
Special attention.....    2,153.8        2.0%          430.5
Sub-Standard..........    1,904.0       20.0%          657.7
Doubtful..............      527.4       50.0%          268.4
Loss..................       94.9      100.0%           94.9
Others(2).............    5,802.0         --              --
                        ---------                   --------
Total.................  W59,180.2                   W1,651.2
                        =========                   ========

------------

(1) These figures include loans, guarantees, domestic usance, bills of exchange bought, local letters of credit negotiation and loan-type suspense accounts pursuant to the applicable guidelines.

(2)  Includes loans guaranteed by the Government.
     As of June 30, 2003, our delinquent loans totaled W2,526.3 billion, representing 4.3% of our outstanding loans and guarantees as of such date. On June 30, 2003, our legal reserve was W294.1 billion, representing 0.5% of our outstanding loans and guarantees as of such date.

  LOANS TO FINANCIALLY TROUBLED COMPANIES

     We have significant credit exposure to a number of financially troubled Korean companies including several former Hyundai Group affiliates, SK Networks and Korea Thrunet Co., Ltd. As of June 30, 2003, our credit extended to these companies totaled W2,417.2 billion, accounting for 2.9% of our total assets as of such date.

     As of June 30, 2003, our total exposure to several former Hyundai Group affiliates classified as "financially troubled" decreased to W1,105.4 billion from W1,280.0 billion as of December 31, 2002, primarily due to the normalization in operations of certain of such former Hyundai Group affiliates. Our exposure to Hyundai Group affiliates includes W328.1 billion to Hyundai Engineering & Construction, W366.0 billion to Hyundai Merchant Marine, and W411.2 billion to Hynix Semiconductor.

     In March 2003, the principal creditor banks of SK Networks commenced corporate restructuring procedures against SK Networks after it publicly announced that its financial statements understated its debt by W1.1 trillion and overstated its profits by W1.5 trillion. In addition, Korea Thrunet, an Internet broadband service provider, filed for court receivership and received a court order for the commencement of corporate reorganization proceedings in March 2003. As of June 30, 2003, our total exposure to SK Networks and Korea Thrunet was W1,023.7 billion and W288.1 billion, respectively. In October 2003, SK Networks and its principal creditors agreed to a restructuring plan which, among other things, will allow foreign creditors to cash out their debts at a buyout rate of 43% of the face value of the outstanding debt owed to them. In accordance with the decision of the Creditor Financial Institution Committee of SK Networks, W501.4 billion of our loans to SK Networks was exchanged for equity of SK Networks, consisting of W191.1 billion in common shares, W224.8 billion in callable preferred shares and W85.4 billion in convertible bonds.

     As of June 30, 2003, we established provisions of W229.3 billion for several former Hyundai Group affiliates (including W113.3 billion for the exposure to Hynix Semiconductor, W44.1 billion for the exposure to Hyundai Merchant Marine and W10.7 billion for the exposure to Hyundai Engineering & Construction), W417.4 billion for our exposure to SK Networks and W102.3 billion for our exposure to Korea Thrunet.
     As of June 30, 2003, we had total exposures of W387.3 billion to LG Card Co., Ltd., Korea's largest credit card company in terms of both number of credit card holders and charge volume, in the form of debt securities issued by LG Card. Although no workouts or reorganization proceedings have been commenced, LG Card has been experiencing significant liquidity problems commencing in the second half of 2003. In November 2003, we and other creditors of LG Card agreed to provide W2 trillion in new loans to enable LG Card to resume cash operations. Our portion of this commitment is W287.8 billion. Certain of LG Card's creditors (including us) also agreed to extend payments on existing debt for one year after the chairman of LG Group pledged his personal stake in LG Corp., the group holding company, as collateral. Although our exposure to LG Card is fully collateralized, the value of such collateral or our pro rata entitlement thereto may not be sufficient to cover all future losses arising from our exposure to LG Card. In addition, if LG Card were to enter into workout, restructuring, reorganization or liquidation proceedings in the future, our recovery may be limited. We may, therefore, experience future losses with respect to our exposure to LG Card. We cannot provide any assurance that our exposure to LG Card will not increase in the future, whether through additional loans, equity investments or otherwise.

     In addition to our loans in Korea, as of June 30, 2003, we had loans totaling approximately US$35.5 million to Indonesian entities. We have classified US$1.9 million of these amounts as non-performing loans and have made provision for potential losses relating to them since 1998. We also had investments in securities of such entities totaling US$7.9 million as of June 30, 2003.

     As of June 30, 2003, we had credit exposure totaling approximately US$135 million to Russia, which is guaranteed by the Government, after writing off US$15 million of non-guaranteed exposure in June 2002. We classified the remaining US$135 million as a normal loan and have not made any provision for that credit exposure.

     For the first six months ended June 30, 2003, we have not sold any non-performing loans to KAMCO.

OPERATIONS

  LOAN OPERATIONS

     We mainly provide equipment capital loans and working capital loans to private Korean enterprises that undertake major industrial projects. The loans generally cover over 50%, and in some cases as much as 100%, of the total project cost. Equipment capital loans include loans to major industries for development of high technology and for acquisition, improvement or repair of machinery and equipment. All loans for equipment must be for more than one year. We may extend working capital loans to entities to whom we made equipment capital loans or provided guarantees, to enterprises partly or wholly owned by the Government or by us and to small- and medium-sized companies engaged in the high technology business.

     We disburse loan proceeds in installments to ensure that the borrower uses the loan for its intended purpose. The KDB Act requires monitoring of the projects or enterprises to which we extend loans or in which we invest and authorizes us to assign our own personnel to a borrower in need of management assistance.

     Before approving a loan, we consider:

     -  the economic benefits of the project to the Republic;

     - the extent to which the project serves priorities established by the Government's industrial policy;

     -  the project's operational feasibility;

     -  the loan's and the project's profitability; and

     -  the quality of the borrower's management.

     We generally charge interest of up to 6.5% over our prime rate, although we provide a discount between 0.3% and 0.8% to credit-constrained small- and medium-sized companies. We adjust the prime rate monthly. The spread depends on the purpose of the loan, maturity date and the borrower's credit ratings. Certain loans bear interest at below market rates. Equipment capital loans generally have original maturities of five to ten years, although we occasionally make equipment capital loans with longer maturities. Working capital loans usually mature within two years.

     We generally obtain collateral valued in excess of the original loan from large companies and up to the value of the loan from small- and medium-sized companies. Depending on the type of borrower and loan, the collateral may be equipment purchased with the loan proceeds, industrial plants, real estate and marketable securities. We appraise the value of our collateral at least once a year.

     The following table sets out, by currency and category of loan, our total outstanding loans:

                                    LOANS(1)

                                                                DECEMBER 31,
                                                       ------------------------------   JUNE 30,
                                                         2000       2001       2002       2003
                                                       --------   --------   --------   --------
                                                                   (BILLIONS OF WON)
Equipment Capital Loans:
  Domestic Currency..................................  14,306.0   10,611.9    9,967.1    9,841.3
  Foreign Currency(2)................................  16,482.2   15,324.3   13,651.4   13,322.6
                                                       --------   --------   --------   --------
                                                       30,788.2   25,936.2   23,618.5   23,163.9
Working Capital Loans:
  Domestic Currency..................................  10,328.7    6,844.7    4,422.2    5,449.7
  Foreign Currency(2)................................   2,999.9    2,910.1    2,467.1    2,650.5
                                                       --------   --------   --------   --------
                                                       13,328.6    9,754.8    6,889.3    8,100.2
                                                       --------   --------   --------   --------
     Total Loans.....................................  44,116.8   35,691.0   30,507.8   31,264.1
                                                       ========   ========   ========   ========

------------

(1)  Includes loans extended to affiliates.

(2) Includes loans disbursed and repayable in Won, the amounts of which are based upon an equivalent amount of foreign currency. This type of loan totaled W6,510.6 billion as of December 31, 2000, W6,548.0 billion as of December 31, 2001, W5,476.3 billion as of December 31, 2002 and W5,384.2 billion as of June 30, 2003. See "The Korea Development Bank-- Operations--Loan Operations--Loans by Categories--Local Currency Loans Denominated in Foreign Currencies".
     As of June 30, 2003, we had W31,264.1 billion in outstanding loans, a 2.4% increase from December 31, 2002. The increase reflected higher demand for working capital loans.

     Maturities of Outstanding Loans

     The following table categorizes our outstanding loans by their remaining maturities:

                  OUTSTANDING LOANS BY REMAINING MATURITIES(1)

                                     DECEMBER 31,              AS % OF                     AS % OF
                            ------------------------------   DECEMBER 31,   JUNE 30,    JUNE 30, 2003
                              2000       2001       2002      2002 TOTAL      2003          TOTAL
                            --------   --------   --------   ------------   --------   ----------------
                                               (BILLIONS OF WON, EXCEPT PERCENTAGES)
Loans with Remaining
  Maturities of Less Than
  One Year................  13,331.0   10,030.2    7,986.6       26.2        9,848.0         31.5
Loans with Remaining
  Maturities of One Year
  or More.................  30,785.8   25,660.8   22,521.2       73.8       21,416.1         68.5
                            --------   --------   --------      -----       --------        -----
  Total...................  44,116.8   35,691.0   30,507.8      100.0       31,264.1        100.0
                            ========   ========   ========      =====       ========        =====

------------

(1)  Includes loans extended to affiliates.

     Loans by Industrial Sector

     The following table sets out the total amount of our outstanding loans, categorized by industry sector:

                    OUTSTANDING LOANS BY INDUSTRY SECTOR(1)

                                         DECEMBER 31,              AS % OF                  AS % OF
                                ------------------------------   DECEMBER 31,   JUNE 30,    JUNE 30,
                                  2000       2001       2002      2002 TOTAL      2003     2003 TOTAL
                                --------   --------   --------   ------------   --------   ----------
                                                (BILLIONS OF WON, EXCEPT PERCENTAGES)
Manufacturing.................  18,225.5   15,694.3   13,662.0       44.8       14,359.4      45.9
Transportation and
  Communication...............   3,826.8    3,971.1    3,425.7       11.2        3,589.6      11.5
Electric, Gas and Water Supply
  Industry....................   6,315.4    4,017.8    3,149.4       10.3        2,434.1       7.8
Banking and Insurance.........  11,013.8    5,417.8    4,163.7       13.7        4,138.8      13.2
Public Administration and
  National Defense............     411.8    4,176.7    3,734.7       12.2        3,708.3      11.9
Others........................   4,323.5    2,413.3    2,372.3        7.8        3,033.8       9.7
                                --------   --------   --------      -----       --------     -----
Total.........................  44,116.8   35,691.0   30,507.8      100.0       31,264.0     100.0
                                ========   ========   ========      =====       ========     =====
Percentage increase (decrease)
  from previous period........       5.8%     (19.1)%    (14.5)%                     2.4%

------------

(1)  Includes loans extended to affiliates.

     The manufacturing sector accounted for 45.9% of our outstanding loans as of June 30, 2003. Loans related to the manufacture of metal products, machinery and equipment accounted for 18.3% of our total outstanding loans, and loans related to the manufacture of chemical, petroleum, coal, rubber and plastic products for 14.6%.

     The Small and Medium Industry Promotion Corporation was our single largest borrower as of June 30, 2003, accounting for 10.7% of our outstanding loans. As of June 30, 2003, our five largest borrowers accounted for 21.3% of our outstanding loans and the 20 largest borrowers for 36.4%. The following table breaks down the loans to our 20 largest borrowers outstanding as of June 30, 2003 by industry sector:

                     20 LARGEST BORROWER BY INDUSTRY SECTOR

                                                                    AS % OF
                                                                 JUNE 30, 2003
                                                               TOTAL OUTSTANDING
                                                                     LOANS
                                                               -----------------
Financing, Insurance and Business Services..................         56.4%
Manufacturing...............................................         17.0%
Construction................................................          7.2%
Transportation and Communication............................         11.3%
Electricity and Waterworks..................................          8.1%

     Pursuant to the KDB Decree, we may not extend credits in excess of 20% of our total capital to a single borrower and in excess of 25% of our total capital to a single borrower and certain affiliates, with certain statutory exceptions including debt restructurings pursuant to the Republic's insolvency laws or other public policy reasons. The KDB Decree requires that any credits in excess of the foregoing limits at the time of the amendment shall be reduced below the limits by December 31, 2004. In addition the KDB Decree requires us to limit the aggregate of large credits, defined as those in excess of 10% of our total capital, to 500% of our total capital. We are currently in compliance with these requirements.

     A number of our borrowers have encountered financial difficulties during the recent economic crisis. See "The Korea Development Bank--Selected Financial Statement Data--Loans to Financially Troubled Companies".

     The following table categorizes the new loans made by us by industry sector:

                          NEW LOANS BY INDUSTRY SECTOR

                                                                                 SIX MONTHS ENDED      AS % OF
                                                                   AS % OF      -------------------   SIX MONTHS
                                     YEAR ENDED DECEMBER 31,      YEAR ENDED         JUNE 30,           ENDED
                                   ---------------------------   DECEMBER 31,   -------------------    JUNE 30,
                                    2000      2001      2002      2002 TOTAL      2002       2003     2003 TOTAL
                                   -------   -------   -------   ------------   --------   --------   ----------
                                                       (BILLIONS OF WON, EXCEPT PERCENTAGES)
Manufacturing....................  5,908.8   4,879.1   4,121.9       54.7       2,463.2    2,481.2       47.0
Transportation and
  Communication..................  1,693.8     900.4   1,338.4       17.7         434.4    1,086.2       20.6
Electricity and Waterworks.......    995.9   2,160.8     776.2       10.3         536.5      844.5       16.0
Financing, Insurance and Business
  Services.......................    634.8     173.0     764.8       10.1         498.0      578.1       10.9
Others...........................    764.4     647.3     543.1        7.2          55.5      294.5        5.5
                                   -------   -------   -------      -----       -------    -------      -----
  Total..........................  9,997.7   8,760.6   7,544.4      100.0       3,987.6    5,284.5      100.0
                                   =======   =======   =======      =====       =======    =======      =====
Percentage increase (decrease)
  from previous period...........     12.6%    (12.4)%   (13.9)%                  (30.0)%     32.5%

     Loans by Categories

     In addition to dividing our loans into equipment capital and working capital loans, we classify loans into several groupings, the most important being:

     -  industrial fund loans;

     -  foreign currency loans;

     -  local currency loans denominated in foreign currencies;

     -  offshore loans in foreign countries; and

     -  government fund loans.

     See "The Korea Development Bank--Financial Statements and the Auditors--Notes to Non-Consolidated Financial Statements of June 30, 2002 and 2003--Note 5" for more information on the types of credit extended by us and the amounts of each type outstanding as of June 30, 2003.

     The following table sets out loans by categories as of June 30, 2003:

                                                             EQUIPMENT CAPITAL    WORKING CAPITAL
                                                                  LOANS(1)            LOANS(1)
                                                             ------------------   ----------------
                                                             JUNE 30,             JUNE 30,
                                                               2003        %        2003       %
                                                             ---------   ------   --------   -----
                                                             (BILLIONS OF WON, EXCEPT PERCENTAGES)
Industrial Fund Loans......................................   6,871.5     29.7    3,793.7     46.8
Foreign Currency Loans.....................................   2,294.2      9.9      992.3     12.2
Local Currency Loans Denominated in Foreign Currencies.....   4,455.6     19.2      928.6     11.5
Offshore Loans in Foreign Currencies.......................   1,284.9      5.6         --       --
Government Fund Loans......................................     952.7      4.1      539.5      6.7
ADB and IBRD Loans.........................................   5,287.8     22.8         --       --
Others.....................................................   2,017.2      8.7    1,846.0     22.8
                                                             --------    -----    -------    -----
Total......................................................  23,163.9    100.0    8,100.1    100.0
                                                             ========    =====    =======    =====

------------
(1)  Includes loans extended to affiliates totaling W1,515.3 billion.

     Industrial Fund Loans. Industrial fund loans are equipment capital and working capital loans denominated in Won to borrowers in major industries to finance equipment and facilities.

     We currently make equipment capital industrial fund loans at floating rates for terms of up to 20 years and for up to 100% of the equipment cost being financed. We make working capital industrial fund loans at floating rates and in amounts constituting up to 40% of the borrower's estimated annual sales.

     Foreign Currency Loans. We extend loans denominated in U.S. dollars, Japanese yen or other foreign currencies principally to finance the purchase of industrial equipment from abroad or the implementation of overseas industrial development projects by Korean companies. We make these loans at floating interest rates with original maturities, in the case of equipment capital foreign currency loans, of up to 20 years and, in the case of working capital foreign currency loans, of up to two years.

     Local Currency Loans Denominated in Foreign Currencies. We make local currency loans denominated in foreign currencies for the same purposes, and to the same borrowers, as foreign currency loans. Although we denominate the loans in foreign currency, the borrower receives and repays the loans in Won based on foreign exchange rates at the time of receipt and repayment. We currently make loans of this type at floating interest rates, with original maturities, in the case of equipment capital loans, of up to 20 years and, in the case of working capital loans, of up to two years.

     Offshore Loans in Foreign Currencies. We extend offshore loans in foreign currencies to finance:

     - the purchase of industrial equipment and the implementation of overseas industrial projects by overseas subsidiaries and branches of Korean companies; and

     - the overseas industrial development projects of foreign government entities, international organizations and foreign companies.

     We make these loans at floating interest rates with original maturities, in the form of equipment capital foreign currency loans, of up to 20 years.

     Government Fund Loans.  We make government fund loans primarily to finance:

     -  water supply and drainage facilities;

     -  the Seoul and Pusan subway systems;

     -  small tourist facilities;

     -  rural and coastal electricity facilities;

     -  hospitals; and

     -  other facilities.

     Government fund loans require approval by the appropriate Government ministry. We currently make government fund loans in Won at fixed interest rates with original maturities, in the case of equipment capital loans, of seven to 35 years and, in the case of working capital loans, of up to three years.

     Other Loans. We also make special purpose fund loans for particular industries or projects using funds lent to us by the Government and foreign financial institutions. The Government funds that finance these loans include, among others:

     - the Petroleum Business Fund (energy conservation projects and alternate fuel development projects);

     -  the Tourism Promotion Fund (hotel and resort projects); and

     -  the Special Industry Supporting Fund (defense projects).

     We also make special purpose fund loans from money received from the World Bank, the ADB, other multinational agencies and foreign financial institutions. For further information relating to such loans, see "The Korea Development Bank--Sources of Funds" and "The Korea Development Bank--Financial Statements and the Auditors--Notes to Non-Consolidated Financial Statements of June 30, 2002 and 2003--Note 5".

  GUARANTEE OPERATIONS

     We extend guarantees to our clients to facilitate their other borrowings and to finance major industrial projects. We guarantee Won-denominated corporate debentures, local currency loans, and other Won liabilities and foreign currency loans from domestic and overseas Korean financial institutions and from foreign institutions. The KDB Act and our By-Laws limit the aggregate amount of our industrial finance bond obligations and guarantee obligations. See "The Korea Development Bank--Sources of Funds".

     We generally obtain collateral valued in excess of the original guarantee. We appraise the value of our collateral at least once a year. Depending on the borrower, the collateral may be industrial plants, real estate and marketable securities.

     The following table shows our outstanding guarantees:

                             GUARANTEES OUTSTANDING

                                                                 DECEMBER 31,
                                                         ----------------------------   JUNE 30,
                                                           2000      2001      2002       2003
                                                         --------   -------   -------   --------
                                                                    (BILLIONS OF WON)
Acceptances............................................   4,582.2   4,443.9   1,135.8      979.4
Guarantees on local borrowing..........................   1,783.0   1,285.1     930.6      783.1
Guarantees on foreign borrowing........................   3,641.9   4,109.3   3,435.8    8,790.4
Letter of guarantee for importers......................      56.7      34.3      37.8       74.8
                                                         --------   -------   -------   --------
Total..................................................  10,063.8   9,872.6   5,540.0   10,627.7
                                                         ========   =======   =======   ========

     On November 13, 2002, we entered into a guarantee agreement with KEPCO with respect to certain of KEPCO's debt securities in connection with KEPCO's restructuring and privatization. Pursuant to the guarantee agreement, we issued in February 2003 our guarantee to holders of KEPCO's Yankee and Global debt securities with final maturities ranging from 2003 to 2096 (although our guarantee obligations only run through 2016) in an aggregate principal amount of approximately W3.3 trillion, based on exchange rates prevailing on the guarantee issuance date, February 25, 2003, and we issued in April 2003 our guarantee to holders of KEPCO's Eurobonds with final maturities ranging from 2004 to 2007 in an aggregate principal amount of approximately W0.9 trillion, based on exchange rates prevailing on the guarantee issuance date, April 29, 2003. The guarantees described above constitute full, irrevocable and unconditional guarantees, on an unsecured and unsubordinated basis, in respect of the principal, interest and other payments due with respect to those debt obligations. KEPCO paid and will continue to pay us an annual guarantee fee of 0.05% of (i) the aggregate outstanding principal amount of all issues of debt securities that will be covered by the benefit of our guarantee and (ii) the sum of all interest payments due on such debt securities from the date of calculation until the earlier of their maturity or their stated redemption date.

     With respect to certain debt obligations of KEPCO and its generation subsidiaries that are not covered by the guarantee above with final maturities ranging from 2003 to 2006 in an aggregate amount of up to approximately W3.2 trillion based on exchange rates prevailing on December 31, 2002, we may also in the future guarantee the principal, interest and other payments due in respect of such debt obligations. Our issuance of the guarantees will be subject to a number of conditions, including Korean court approvals required for meetings of the bondholders of KEPCO and its generation subsidiaries, our internal approvals and/or our agreement with KEPCO on the scope and terms of the guarantees.

     We currently own approximately 21.57% of the outstanding shares of common stock of KEPCO, and the Government, which owns all of our paid-in capital, owns an additional 32.35% of such shares.

  INVESTMENTS

     We invest in a range of Korean private and Government-owned enterprises but we will not take a controlling interest in a company unless the Government specifically instructs us to do so. Although generally a long-term investor, we sell investments from time to time. In recent years, sales resulted principally from the Government's privatization program, and we expect to continue such sales in the future. Our equity investments decreased to W13,836.1 billion as of June 30, 2003 from W13,946.8 billion as of December 31, 2002, principally as a result of valuation loss on capital stock of Hyundai Engineering and Construction and Hynix Semiconductor.

     To support the Government's policy of helping credit-constrained small-and medium-sized companies, we allocated W190 billion and W170 billion for year 2002 and 2003, respectively, for investment in promising small- and medium-sized companies and invested W154.5 billion and W21.3 billion in 124 and 15 companies in 2002 and for the first half of 2003, respectively.

     The KDB Act and our By-Laws provide that the cost basis of our total equity investments may not exceed twice the sum of our paid-in capital and our reserve from profit. In addition, pursuant to the KDB Decree, we may not acquire equity securities of a single company in excess of 15% of its entire voting shares. The 15% limit, however, does not apply to certain investments, including those in Government-controlled companies financed by capital contributions from the Government. As of June 30, 2003, the cost basis of our equity investments subject to the restriction under the KDB Act and our By-Laws totaled W3,665.3 billion, equal to 24.6% of our equity investment ceiling. For a discussion of Korean accounting principles relating to our equity investments, see "The Korea Development Bank--Financial Statements and the Auditors".

     The following table sets out our equity investments by industry sector on a book value basis:

                               EQUITY INVESTMENTS

                                                              BOOK VALUE AS OF
                                                                JUNE 30, 2003
                                                              -----------------
                                                              (BILLIONS OF WON)
Electricity & Waterworks....................................       5,488.2
Construction................................................       3,922.1
Finance and Insurance.......................................       1,343.1
Manufacturing...............................................         966.5
Other.......................................................       2,116.2
                                                                  --------
Total.......................................................      13,836.1
                                                                  ========

     As of June 30, 2003, we held total equity investments, on a book value basis, of W2,709.9 billion in four of our five largest borrowers and W4,435.3 billion in 12 of our 20 largest borrowers. As of June 30, 2003, we owned a controlling interest in a financial services company which was one of our 20 largest borrowers. We have not established a policy addressing loans to enterprises in which we hold equity interests or equity interests in enterprises to which we have extended loans.

     When possible, we use the prevailing market price of a security to determine the value of our interest. However, if no readily ascertainable market value exists for our holdings, we record these investments at the cost of acquisition. With respect to our equity interests in enterprises in which we hold more than 15% of interest, we value these investments annually, with certain exceptions, on a net asset value basis when the investee company releases its financial statements. As of June 30, 2003, the aggregate value of our equity investments accounted for approximately 103.7% of their aggregate cost basis.

     As part of our investment activities, we underwrite straight and convertible bond issuances in Won for domestic corporations. We also invest in municipal bonds, extending funds to municipalities at subsidized interest rates, mostly to finance water supply and drainage infrastructure projects.

  OTHER ACTIVITIES

     We engage in a range of industrial development activities in addition to providing loans and guarantees, including:

     -  conducting economic and industrial research;

     -  performing engineering surveys;

     -  providing business analyses and managerial assistance; and

     -  offering trust services.
     As of June 30, 2003, we held in trust cash and other assets totaling W14,129.4 billion, and we generated in the first half of 2003 trust fee income equaling W15.2 billion. Pursuant to Korean law, we segregate trust assets from our other assets; trust assets are not available to satisfy claims of our depositors or other creditors. Accordingly, we account for our trust accounts separately from our banking accounts. However, if the income from our trust operations fails to generate the guaranteed minimum rate of return on some of our money trusts, we are responsible for covering the deficit either from previously established provisions in our trust accounts or by a transfer from our banking accounts. We have transferred W86.2 billion, W360.5 billion, W243.6 billion and W262.8 billion in 2000, 2001, 2002 and the first half of 2003, respectively, from our banking accounts to cover deficits in our trust accounts. Surplus funds generated by the trust assets may be deposited into our banking accounts and earn interest. We reflect trust fees earned by us on our trust account management services as other operating revenues in the income statement of the banking accounts.

SOURCES OF FUNDS

     In addition to our capital and reserves, we obtain funds primarily from:

     -  borrowings from the Government;

     -  issuances of bonds in the domestic and international capital markets;

     -  borrowings from international borrowings from The Bank of Korea; and

     -  deposits.

     All of our borrowings are unsecured.

  BORROWINGS FROM THE GOVERNMENT

     We borrow from the Government's general purpose funds and its special purpose funds. General purpose loans generally are in Won and have fixed interest rates and maturities ranging from three to 35 years. We incur special purpose loans, principally from the Petroleum Business Fund, the Tourism Promotion Fund and the Special Industry Supporting Fund, in connection with specific projects we finance. The Government links the interest rate and maturity of each special purpose borrowing to the terms of the financing we provide for the specific project.

     The following table sets out our Government borrowings as of June 30, 2003:

TYPE OF FUNDS BORROWED                                              AMOUNT
----------------------                                         -----------------
                                                               (BILLIONS OF WON)
General Purpose.............................................        2,093.2
Special Purpose.............................................        8,356.7
                                                                   --------
  Total.....................................................       10,449.9
                                                                   ========

  DOMESTIC AND INTERNATIONAL CAPITAL MARKETS

     We issue industrial finance bonds both in Korea and abroad, some of which the Government directly guarantees. We generally issue domestic bonds at fixed interest rates with original maturities of one to ten years.

     The following table sets out the outstanding balance of our industrial finance bonds as of June 30, 2003:

OUTSTANDING BALANCE                                                 AMOUNT
-------------------                                            -----------------
                                                               (BILLIONS OF WON)
Denominated in Won..........................................       25,626.3
Denominated in Other Currencies.............................       10,116.2
                                                                   --------
  Total.....................................................       35,742.5
                                                                   ========

     The KDB Act provides that the aggregate outstanding principal amount of our industrial finance bonds, other than those directly guaranteed or purchased by the Government, plus the aggregate outstanding amount of our on-balance sheet and off-balance sheet guarantee obligations, other than those excepted by statute, may not exceed 30 times the sum of our paid-in capital and our reserve from profit. As of June 30, 2003, the aggregate amount of our industrial finance bonds and guarantee obligations (including guarantee obligations relating to loans that had not been borrowed as of June 30, 2003) was W48,839.5 billion, equal to 23.0% of our authorized amount under the KDB Act, which was W218,138.7 billion.

  FOREIGN CURRENCY BORROWINGS

     We borrow money from institutions, principally syndicates of commercial banks, outside the Republic in foreign currencies. We frequently enter into related interest rate and currency swap transactions. The loans generally have original maturities of five to ten years. We also borrow from the World Bank, the ADB and other similar supranational institutions to fund special projects, with terms linked to the related loans we extend. As of June 30, 2003, the outstanding amount of our foreign currency borrowings was US$13.6 billion.

     The Bank of Korea deposits a portion of its surplus foreign currency with us. We account for The Bank of Korea deposits as foreign currency borrowings. The amount of these deposits totaled W254.7 billion, W156.1 billion and W106.1 billion as of December 31, 2001, December 31, 2002 and June 30, 2003, respectively. The deposits, typically denominated in U.S. dollars, bear interest at floating rates and have maturities of one year, although we frequently extend the maturities on a year-to-year basis. Deposits made at the direction of the Government to finance certain development projects have maturities matching the terms of the related loans extended by us.
     Our long term and short term foreign currency borrowings decreased to W16,301.3 billion as of June 30, 2003 from W17,434.9 billion as of December 31, 2002.

  DEPOSITS

     We take demand deposits and time and savings deposits. We accept demand deposits offering interest rates ranging from zero to one percent only from enterprises to which we have extended credit, the central and local governments, and other persons as specified by Presidential decree. We may accept time and savings deposits from the general public. Time and savings deposits generally have maturities shorter than three years and bear interest at fixed rates. As of June 30, 2003, demand deposits held by us totaled W625.6 billion and time and savings deposits held by us totaled W6,766.5 billion.

DEBT

  DEBT REPAYMENT SCHEDULE

     The following table sets out our principal repayment schedule:

                       DEBT PRINCIPAL REPAYMENT SCHEDULE

                                                          MATURING ON OR BEFORE JUNE 30,
                                               ----------------------------------------------------
CURRENCY(1)(2)                                   2004       2005      2006      2007     THEREAFTER
--------------                                 --------   --------   -------   -------   ----------
                                                                (BILLIONS OF WON)
Won..........................................  13,615.2    6,988.1   5,363.1   1,284.0    2,696.4
Foreign......................................   9,190.5    6,370.1   2,895.4   2,221.8    5,739.7
                                               --------   --------   -------   -------    -------
  Total Won Equivalent.......................  22,805.7   13,358.2   8,258.5   3,505.8    8,436.1
                                               ========   ========   =======   =======    =======

------------

(1) Borrowings in foreign currency have been translated into Won at the market average exchange rates on June 30, 2003, as announced by the Seoul Money Brokerage Services Ltd.

(2) We categorize debt with respect to which we have entered into currency swap agreements by our repayment currency under such agreements.

  DEBT RECORD

     We have never defaulted in the payment of principal or interest on any of our obligations.

OVERSEAS OPERATIONS

     We operate overseas subsidiaries in Hong Kong and Dublin. The subsidiaries engage in a variety of banking and merchant banking services, including:

     -  managing and underwriting new securities issues;

     -  syndicating medium and long-term loans;

     -  trading securities;

     -  trading in the money market; and

     -  providing investment management and advisory services.

     We currently maintain branches in Tokyo, Shanghai, Singapore, New York and London and two overseas representative offices in Frankfurt and Beijing.

     During 1998, 1999 and 2000, we closed one overseas branch in Bangkok, six overseas subsidiaries, Korea Associated Securities Inc., KDB Bank (Schweiz) AG, KDB (UK) Ltd., KDB International (Singapore) Ltd., KDB (Deutschland) Gmbh, KDB Lease (Japan) Ltd., and eleven overseas representative offices in Toronto, Budapest, Sydney, Mexico City, Hanoi, Manila, Paris, Santiago, Moscow, New Delhi and Jakarta.

PROPERTY

     Our head office is located at 16-3 Youido-dong, Youngdeungpo-gu, Seoul, Korea, a 35,996 square meter building completed in July 2001 and owned by us. In addition to the head office, we maintain 36 branches in major cities throughout the Republic, including 9 in Seoul. We generally own our domestic office space and lease our overseas offices under long-term leases.

DIRECTORS AND MANAGEMENT; EMPLOYEES

     Our Board of Directors, comprising the Governor and Chairman of the Board of Directors, the Deputy Governor and the Executive Directors, manages our affairs. The President of the Republic appoints the Governor and Chairman of the Board of Directors upon the recommendation of the Minister of Finance and Economy. The Minister of Finance and Economy appoints the Deputy Governor and Executive Directors upon the recommendation of the Governor. The Board of Directors decides all important matters relating to our operations. The Directors serve for three-year terms and may be re-appointed. As of June 30, 2003, the directors were:


Governor and Chairman of the Board of Directors:              Ji-Chang Yoo
Deputy Governor:                                              Yun-Woo Lee
Executive Directors:                                          Sung-Kun Rhee
                                                              Wang-Kyung Kim
                                                              Jae-Hong Chang
                                                              Jong-Bae Kim
                                                              Chang-Gyu Laah
                                                              Jeong-Soo Lee

     As of June 30, 2003, we employed 1,994 persons with 1,344 located in our Seoul head office.

FINANCIAL STATEMENTS AND THE AUDITORS

     The Minister of Finance and Economy appoints our Auditor who is responsible for examining our financial operations and auditing our financial statements and records. The present Auditor is Gong-Jae Lee, who was appointed for a three-year term on April 20, 2002.

     We prepare our financial statements annually for submission to the Minister of Finance and Economy, accompanied by an opinion of the Auditor. Although we are not legally required to have financial statements audited by external auditors, an independent public accounting firm has audited our non-consolidated and consolidated financial statements commencing with such financial statements as of and for the year ended December 31, 1998. As of the date of this prospectus, our external auditor is Samil Accounting Corporation, located at Kukje Center Building, 191, Hankang-ro, 2-ka, Yongsan-gu, Seoul, Korea.

     Our financial statements appearing in this prospectus were prepared in conformity with Korean law and in accordance with generally accepted accounting principles in the Republic, summarized in "The Korea Development Bank--Financial Statements and the Auditors--Notes to Non-Consolidated Financial Statements of June 30, 2002 and 2003--Note 2". These principles and procedures differ in certain material respects from generally accepted accounting principles in the United States ("US GAAP").

     We generally record our trading portfolio of marketable equity securities and other equity investments at the cost of acquisition (including incidental expenses related to purchase), computed on the moving average method. However, if the aggregate market value of the trading portfolio of marketable securities as of the balance sheet date differs from their purchase cost, we record the securities at market value. If the market value of equity investments, except for those of companies in which we hold more than 15% of interest ("affiliated companies"), differs from their purchase cost, we record the investment at market value. Starting in April 1999, we record our equity investments in affiliated companies by using the equity method, pursuant to which we account for adjustments in the value of our investments resulting from changes to the affiliated companies' net asset values. However, we do not apply the equity method for the following investments: (1) total assets of investees are less than W7,000 million; (2) investees which are owned by the Korean Government and Government invested companies; (3) investees under court receivership or bankruptcy; and (4) investees in the process of being sold.

     We generally record our debt securities investments, except for our trading portfolio of marketable debt securities, at the cost of acquisition (including incidental expenses related to purchase), computed on the specific identification method. We record our trading portfolio of marketable debt securities at market value. Starting in April 1999, we record all our debt securities investments at market value except for debt securities invested with the intention of holding until maturity, which we record at the cost of acquisition or amortized cost.

     We record the value of our premises and equipment on our balance sheet on the basis of a revaluation conducted as of July 1, 1998. The Minister of Finance and Economy approved the revaluation in accordance with applicable Korean law. We value additions to premises and equipment since such date at cost.

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
The Korea Development Bank

     We have audited the accompanying non-consolidated balance sheets of the Korea Development Bank (the "Bank") as of December 31, 2002 and 2001, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the years then ended, expressed in Korean Won. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2002 and 2001, and the results of its operations, the changes in its retained earnings and its cash flows for the years then ended, in conformity with financial accounting standards generally accepted in the Republic of Korea.

     Without qualifying our opinion, we draw your attention to Note 15 of the non-consolidated financial statements, which states that the Korean Government increased the paid-in capital of the Bank by W3,000,000 million in 2001 by contributing 127,086,334 shares of Korea Electric Power Corporation valued at W23,606 per share on June 20, 2001 and W50,000 million cash on December 29, 2001.

     Accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those who are knowledgeable about Korean accounting principles or auditing standards and their application in practice.

Samil Accounting Corporation
Seoul, Korea
January 24, 2003

                           THE KOREA DEVELOPMENT BANK
                        NON-CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2002 AND 2001

                                                              IN MILLIONS OF KOREAN WON
                                                              -------------------------
                                                                 2002          2001
                                                              -----------   -----------
ASSETS
Cash and due from banks (Note 3)............................  W 1,970,664   W 2,673,433
Trading securities (Note 4).................................    1,333,027     1,246,645
Investment securities (Note 4)..............................   25,045,299    24,061,402
Loans,
  net of provision for possible loan losses of W1,089,983
     million in 2002 and W1,835,652 million in 2001 and
     present value discount of W126,955 million in 2002 and
     W331,227 million in 2001 (Note 5)......................   44,917,231    47,270,861
Premises and equipment, net (Note 6)........................      681,952       715,793
Derivative financial instruments (Note 14)..................    1,645,161     2,372,569
Other assets (Note 7).......................................    3,189,010     3,662,357
                                                              -----------   -----------
     Total assets...........................................  W78,782,344   W82,003,060
                                                              ===========   ===========
LIABILITIES AND EQUITY
Deposits (Note 8)...........................................  W 8,745,304   W10,483,335
Borrowings (Note 9).........................................   24,459,085    21,353,378
Industrial finance bonds,
  gross of premium on bonds of W16,396 million in 2002 and
     W292 million in 2001 and net of discount on bonds of
     W52,460 million in 2002 and W81,868 million in 2001
     (Note 10)..............................................   33,600,020    36,554,291
Provision for possible guarantee losses (Note 12)...........       63,223       140,980
Accrued severance benefits..................................       14,685        12,219
Derivative financial instruments (Note 14)..................    1,424,200     2,614,541
Other liabilities (Note 11).................................    3,535,222     3,910,871
                                                              -----------   -----------
     Total liabilities......................................   71,841,739    75,069,615
                                                              -----------   -----------
Commitments and contingencies (Note 13)
Equity:
  Paid-in capital (Notes 1 and 15)..........................    7,161,861     7,161,861
  Capital surplus (Note 15).................................       44,373        44,373
  Retained earnings.........................................      294,103       109,428
  Capital adjustments (Note 15).............................     (559,732)     (382,217)
                                                              -----------   -----------
     Total equity...........................................    6,940,605     6,933,445
                                                              -----------   -----------
     Total liabilities and equity...........................  W78,782,344   W82,003,060
                                                              ===========   ===========

The accompanying notes are an integral part of these non-consolidated financial statements.

                           THE KOREA DEVELOPMENT BANK
                     NON-CONSOLIDATED STATEMENTS OF INCOME
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                              IN MILLIONS OF KOREAN WON
                                                              -------------------------
                                                                 2002          2001
                                                              -----------   -----------
Interest income:
  Interest on loans.........................................  W2,546,169    W3,634,930
  Interest on due from banks................................      62,560       225,728
  Interest on trading securities............................      65,940       112,300
  Interest on investment securities.........................     602,566       593,748
  Other interest income.....................................      34,280        16,269
                                                              ----------    ----------
                                                               3,311,515     4,582,975
                                                              ----------    ----------
Interest expense:
  Interest on deposits......................................     404,641       532,312
  Interest on borrowings....................................     671,157     1,174,039
  Interest on bonds payable.................................   2,047,937     2,597,114
  Other interest expenses...................................      55,245        56,365
                                                              ----------    ----------
                                                               3,178,980     4,359,830
                                                              ----------    ----------
Net interest income.........................................     132,535       223,145
                                                              ----------    ----------
Non-interest revenue:
  Fees and commissions......................................     273,343       311,159
  Gain from trading securities..............................      87,930       134,514
  Gain from derivative financial instruments (Note 14)......   3,609,610     3,599,451
  Others (Note 16)..........................................     724,155     1,130,268
                                                              ----------    ----------
                                                               4,695,038     5,175,392
                                                              ----------    ----------
Non-interest expense:
  Fees and commissions......................................      34,460        35,926
  Loss from trading securities..............................      52,746        72,515
  Loss from derivative financial instruments (Note 14)......   3,567,271     3,591,505
  General and administrative expenses (Note 17).............     266,143       241,232
  Others (Note 16)..........................................   1,451,989       782,531
                                                              ----------    ----------
                                                               5,372,609     4,723,709
                                                              ----------    ----------
Operating income............................................    (545,036)      674,828
Non-operating income (expense), net (Note 18)...............     730,971      (558,911)
                                                              ----------    ----------
Income before income taxes..................................     185,935       115,917
Income taxes (Note 19)......................................       2,063         6,961
                                                              ----------    ----------
Net income..................................................  W  183,872    W  108,956
                                                              ==========    ==========

The accompanying notes are an integral part of these non-consolidated financial statements.

                           THE KOREA DEVELOPMENT BANK
       NON-CONSOLIDATED STATEMENTS OF APPROPRIATIONS OF RETAINED EARNINGS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

               DATE OF APPROPRIATIONS: FEBRUARY 28, 2003 AND 2002

                                                              IN MILLIONS OF KOREAN WON
                                                              -------------------------
                                                                 2002          2001
                                                              -----------   -----------
Retained earnings before appropriations:
  Retained earnings carried over from the prior year........   W     --      W     --
  Effects on valuation of investments by the equity
     method.................................................        803           472
  Net income for the year...................................    183,872       108,956
                                                               --------      --------
                                                                184,675       109,428
                                                               --------      --------
Appropriations of retained earnings:
  Legal reserve.............................................    184,675       109,428
                                                               --------      --------
                                                                184,675       109,428
                                                               --------      --------
Unappropriated retained earnings carried forward to the
  subsequent year...........................................   W     --      W     --
                                                               ========      ========

The accompanying notes are an integral part of these non-consolidated financial statements.

                           THE KOREA DEVELOPMENT BANK
                   NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                              IN MILLIONS OF KOREAN WON
                                                              -------------------------
                                                                 2002          2001
                                                              -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income..................................................  W   183,872   W   108,956
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Loss (gain) on disposal of loans, net.....................       (7,207)    1,074,304
  Loss (gain) on trading securities, net....................      (34,988)      (55,985)
  Loss (gain) on investment securities, net.................     (724,506)     (507,019)
  Provision for (reversal of) allowance for bad debt
     losses.................................................      551,700      (141,338)
  Depreciation..............................................       31,884        28,654
  Retirement allowance......................................       15,503        13,176
  Loss (gain) on foreign currency translation, net..........      143,580       (10,889)
  Loss (gain) from derivative financial instruments, net....      (25,765)      224,555
  Decrease in accrued income................................       64,862       219,219
  Increase in derivative financial instruments..............     (437,168)      (24,846)
  Payment of severance benefits.............................       (3,054)       (5,762)
  Others, net...............................................       79,689      (798,046)
                                                              -----------   -----------
  Net cash provided by operating activities.................     (161,598)      124,979
                                                              -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Net decrease (increase) in trading securities.............      (51,395)      500,549
  Net decrease in loans.....................................    1,320,904     1,869,161
  Net increase in investment securities.....................     (202,112)   (3,007,823)
  Net decrease (increase) in premises and equipment.........        5,278       (15,010)
  Others, net...............................................      632,555     2,478,600
                                                              -----------   -----------
  Net cash provided by investing activities.................    1,705,230     1,825,477
                                                              -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase (decrease) in deposits.......................   (1,738,031)    1,961,368
  Net increase (decrease) in borrowings.....................    3,182,706    (2,192,114)
  Net decrease in bonds issued..............................   (3,094,644)   (1,709,307)
  Increase in paid-in capital...............................           --        50,000
  Others, net...............................................          (98)          110
                                                              -----------   -----------
  Net cash used in financing activities.....................   (1,650,067)   (1,889,943)
                                                              -----------   -----------
Net increase (decrease) in cash.............................     (106,435)       60,513
Cash, beginning of the year.................................      144,908        84,395
                                                              -----------   -----------
Cash, end of the year (Note 3)..............................  W    38,473   W   144,908
                                                              ===========   ===========

The accompanying notes are an integral part of these non-consolidated financial statements.

                           THE KOREA DEVELOPMENT BANK
                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001

1.  THE BANK:

     The Korea Development Bank (the "Bank") was established in 1954 in accordance with the Korea Development Bank Act for the purpose of supplying and managing major industrial capital to develop the Korean industry. The Bank operates through 34 local branches, 5 overseas branches, 3 overseas subsidiaries and 2 overseas offices as of December 31, 2002. The Bank is engaged in the banking business under the Korea Development Bank Act and in the trust business according to the Trust Business Act and other related regulations.

     The Korea Development Bank Act prescribes that the Korean Government owns the entire capital of the Bank.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     The significant accounting policies followed by the Bank in the preparation of its financial statements are summarized below.

  BASIS OF FINANCIAL STATEMENT PRESENTATION

     The Bank operates both a commercial banking business and a trust business in which the Bank, as a fiduciary, holds and manages the property of others. Under the Trust Business Act, the trust funds held as fiduciary are accounted for and reported separately from the Bank's own commercial banking business.

     The Bank maintains its official accounting records in Korean Won and prepares statutory financial statements in the Korean language in conformity with the accounting principles generally accepted in the Republic of Korea. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements. Certain accounting principles applied by the Bank that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. Certain information attached to the Korean language financial statements, that are not required for a fair presentation of the Bank's financial position and results of operations, are not presented in the accompanying non-consolidated financial statements.

     The preparation of non-consolidated financial statements in conformity with financial accounting standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the non-consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Due to the inherent uncertainty involved in making estimates, actual results could differ from those estimates.

  RECOGNITION OF INTEREST INCOME

     The Bank recognizes interest income on loans and debt securities on an accrual basis. However, interest income on delinquent and dishonored loans, other than those subject to security deposits and guaranteed by financial institutions, is recognized on a cash basis. Such unaccrued interest income as of December 31, 2002 and 2001 amounted to W226,022 million and W122,915 million, respectively.

  PROVISION FOR POSSIBLE LOAN LOSSES

     The Bank provides for possible loan losses based on the borrowers' future debt servicing ability (forward looking criteria) as determined by a credit rating model developed by the Bank. This credit rating model includes the financial and non-financial factors of borrowers and classifies the borrowers'

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                           DECEMBER 31, 2002 AND 2001

credit risk. Provisions are determined by applying the following minimum percentages to the various credit risk ratings:

                                                               PROVISION
LOAN CLASSIFICATIONS                                          PERCENTAGES
--------------------                                          -----------
Normal......................................................     0.5%
Special attention...........................................  2% or more
Substandard.................................................  20% or more
Doubtful....................................................  50% or more
Loss........................................................     100%

     Pursuant to the revised Regulation on Supervision of Banking Business which is effective December 1, 2002, the Bank has changed the credit line for importers from acceptances to domestic import usance bills. As a result of this change, loans and borrowings increased by W3,237,446 million and the provision for possible losses in 2002 is approximately W63,416 million more than that of which would have been reported under the previous accounting method.

  SECURITIES

     Marketable securities held for obtaining short-term transaction gains are included in trading securities. Those securities not included in trading securities are classified as investment securities. Securities which have a fair value different from their acquisition cost are carried in accordance with the following guidelines:

     Trading securities

     The initial cost of trading securities is determined by the moving average method. Subsequently, trading securities are carried at their market values. Unrealized gains and losses on trading securities are charged to current operations.

     Investment securities

     Marketable securities held for investment purposes are carried at their market values. Unrealized gains and losses on marketable investment securities are reported as a capital adjustment in shareholders' equity.

     Investment securities which allow the Bank significant influence over the investee are valued using the equity method of accounting. The Bank considers that it has significant influence on the investees in which the Bank holds more than 15% of interest. However, the Bank does not apply the equity method for the following investments.
     -  Investees having total assets of less than W7,000 million

     -  Investees under the court receivership or bankruptcy

     -  Investees under the process of being sold-out

     - Converted stocks with restriction on disposition under the corporate restructuring law

     In addition, when the investees incur accumulated losses and the book value of the investment becomes below zero, the equity method is no longer used. However, the equity method will be used again when income or capital changes exceed losses accrued during the period in which the equity method is not used.

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                           DECEMBER 31, 2002 AND 2001

     Under the equity method, the Bank records changes in its proportionate ownership of the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying changes in the book value of the investee.

     Non-marketable equity securities and debt securities held to maturity are stated at cost. If market value or net book value declines significantly compared to acquisition cost and is not expected to be recovered, the acquisition cost is adjusted to the market value or net book value. In such cases, the difference between the carrying amount and the revalued amount is charged to current operations.
     The Bank recorded impairment losses amounting to W387,710 million and W289,725 million in 2002 and 2001, respectively.

  PREMISES AND EQUIPMENT AND RELATED DEPRECIATION

     Premises and equipment used for business purposes are recorded at cost, except for those assets subject to upward revaluation in accordance with the Korean Asset Revaluation Law. Such revaluation presents facilities and buildings at their depreciated replacement cost and land at the prevailing market price, as of the effective date of revaluation.

     Depreciation is computed using the declining-balance method, except for buildings and structures, which are depreciated using the straight-line method, based on the estimated useful lives of the assets as described below:

                                                              ESTIMATED USEFUL LIVES
                                                              ----------------------
Buildings...................................................    20-40 years
Structures..................................................       10-40
Machinery...................................................         4
Vehicles....................................................         4
Others......................................................         4

     Routine maintenance and repairs are charged to expense as incurred. Expenditures which enhance the value or extend the useful life of facilities are capitalized as premises and equipment.

     Interest costs incurred in connection with the purchase or construction of investment assets, tangible assets and intangible assets are capitalized as part of the cost of such assets.

  INTANGIBLE ASSETS

     Intangible assets are stated at cost, net of accumulated amortization. Amortization of these intangibles is computed using the straight-line method over a period of four or five years.

  PRESENT VALUE DISCOUNT

     Receivables and payables arising from long-term installment transactions, long-term cash loans (borrowings) and other similar transactions are stated at present value if the difference between the nominal value and present value is material. Such differences are presented in the present value discount account and directly deducted from the nominal value of the related receivables or payables. The present value discount account is amortized using the effective interest rate method as interest expense or interest income.

     Loans which are impaired due to the restructuring of the borrower, court mediation or negotiation, are revalued using the adjusted interest rate. The difference between the book value and the readjusted value

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                           DECEMBER 31, 2002 AND 2001

is offset against the provision for possible loan losses, and the remaining difference is recognized as bad debt expenses in the year incurred.

  FOREIGN CURRENCY TRANSLATION

     Assets and liabilities denominated in foreign currencies are translated into Korean Won at the basic exchange rates (W1,200.4/US$1) on the balance sheet date. The resulting exchange gains or losses are reflected in current operations.

  BONDS SOLD UNDER REPURCHASE AGREEMENTS

     The Bank provides a provision for possible losses from the bonds sold under repurchase agreements as determined based possible loss estimates when the bonds are repurchased. The provision for possible losses as of December 31, 2002 and 2001 amounted to W102,054 million and W220,677 million, respectively.

  DISPOSITION OF LOANS

     The Bank records the difference between the selling price and the book value of disposed loans as a gain or loss on disposal of loans. The book value is the face amount of the disposed loans less identifiable allowance for possible loan losses. When the Bank cannot allocate the allowance for possible loan losses to specific disposed loans, it records the gain or loss as the difference between the selling price and the face amount of the loan.

  ACCRUED SEVERANCE BENEFITS

     Employees and directors with one or more years of service are entitled to receive a lump-sum payment upon termination of their employment with the Bank, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees were to terminate their employment as of the balance sheet date.

     Accrued severance benefits are funded at approximately 40.5% as of December 31, 2002, through a group severance trust in Woori Bank. The Bank accounts for the amounts funded under the group severance trust as a deduction to accrued severance benefits.

     Actual payments of severance benefits for the years ended December 31, 2002 and 2001 amounted to W3,051 million and W5,762 million (including W4,030 million of early payment of severance benefits), respectively.

  PROVISION FOR POSSIBLE GUARANTEE LOSSES

     The Bank sets up a provision for possible losses on guarantees outstanding as determined based on a credit risk rating of the companies for which guarantees are provided. The Bank provides a provision of 20% or more of guaranteed amounts for companies classified as "substandard," 50% or more for "doubtful" and 100% for "loss". The allowance is shown in the liability section.

  DEFERRED INCOME TAXES

     The Bank records deferred income taxes which arises from temporary differences between the amount reported for financial reporting purposes and income tax purposes. Income tax expense comprises taxes payable for the period and the change in deferred income tax assets and liabilities for the period.

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                           DECEMBER 31, 2002 AND 2001

  BONDS PURCHASED UNDER RESALE AGREEMENTS AND BONDS SOLD UNDER REPURCHASE AGREEMENTS

     Bonds purchased or sold under resale or repurchase agreements are included in loans and borrowings, respectively. The difference between the selling and repurchase price is treated as interest and accrued evenly over the period covered by the agreements.

  TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS

     Accounts and records of the overseas branches are maintained in foreign currencies. For presentation in the accompanying non-consolidated financial statements, the financial statements of the branches have been translated at the exchange rates as of the balance sheet date.

  DERIVATIVE FINANCIAL INSTRUMENTS

     Derivative financial instruments held for trading purposes are stated at fair value as of the balance sheet date.

     Derivative financial instruments for fair value hedges are stated at market value. The gains and losses on the hedging instruments, as well as the related loss or gain on the hedged items, are recognized in current operations in the same accounting period.

  COMPENSATION TO TRUST ACCOUNTS

     The Bank receives management fees from trust accounts for management and custodian services.

     Certain trust funds held by the Bank are guaranteed a certain rate of return by the Bank. If the income from trust operations is insufficient to generate the required rate of return, the deficiency may be either recovered from previously established special allowances or compensated by the Bank's banking accounts. Such compensation is accounted for as other operating expenses of the banking accounts and other income of the trust accounts, in accordance with the relevant laws and regulations applicable to trust operations.

  STATEMENT OF CASH FLOWS

     On the statement of cash flows, the Bank recorded the net cash inflows and outflows for loans, deposits and trading securities due to their frequent turnover and short-term maturity.

  RECLASSIFICATION OF PRIOR YEAR AMOUNTS

     Certain amounts in the 2001 financial statements have been reclassified to conform to the 2002 presentation. These reclassifications have no effect on previously reported net income or retained earnings for 2001.

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                           DECEMBER 31, 2002 AND 2001

3.  CASH AND DUE FROM BANKS:

     Cash and due from banks as of December 31, 2002 and 2001 comprise the following:

                                                       ANNUAL INTEREST
                                                          RATE (%)           MILLIONS OF WON
                                                       ---------------   -----------------------
                                                         2002.12.31         2002         2001
                                                       ---------------   ----------   ----------
Cash on hand in Won..................................        --          W   36,624   W  142,842
Cash on hand in foreign currency.....................        --               1,849        2,066
Due from banks in Won................................      5.9-8.0          288,743       97,146
Due from banks in foreign currency...................     0.0-5.59        1,643,448    2,431,379
                                                                         ----------   ----------
                                                                         W1,970,664   W2,673,433
                                                                         ==========   ==========

     Due from banks in Won as of December 31, 2002 and 2001 are summarized as follows:

                                                           ANNUAL INTEREST
                                                              RATE (%)        MILLIONS OF WON
                                                           ---------------   ------------------
BANK                                                         2002.12.31        2002      2001
----                                                       ---------------   --------   -------
The Bank of Korea........................................        --          W220,385   W62,720
Others...................................................      5.9-8.0         68,358    34,426
                                                                             --------   -------
                                                                             W288,743   W97,146
                                                                             ========   =======

     Due from banks in foreign currency as of December 31, 2002 and 2001 are summarized as follows:

                                                       ANNUAL INTEREST
                                                          RATE (%)           MILLIONS OF WON
                                                       ---------------   -----------------------
BANK                                                     2002.12.31         2002         2001
----                                                   ---------------   ----------   ----------
The Bank of Korea....................................        --          W   12,787   W   40,774
Kookmin Bank.........................................     2.75-3.50         489,959      567,787
Woori Bank...........................................     1.70-4.05          66,022      217,480
KDB Asia (HK) Ltd. ..................................     1.61-2.17         359,763      281,398
KDB Ireland Ltd. ....................................     1.62-5.59         242,481      267,740
Korea Exchange Bank..................................     1.59-3.50          87,444      123,123
Hana Bank............................................     1.72-2.12          48,016      132,610
Others...............................................     1.27-4.20         336,976      800,467
                                                                         ----------   ----------
                                                                         W1,643,448   W2,431,379
                                                                         ==========   ==========

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                           DECEMBER 31, 2002 AND 2001

     Restricted deposits included in due from banks as of December 31, 2002 are as follows:

                                                               MILLIONS OF WON
                                                               ---------------
Reserve deposits with the Bank of Korea.....................      W220,385
China Construction Bank.....................................         6,993
Woori Bank..................................................         4,690
Kookmin Bank................................................        56,980
Shinhan Bank................................................         6,644
Shanghai Pudong Development Bank............................         4,802
Industrial and Commercial Bank of China.....................         3,601
                                                                  --------
                                                                  W304,095
                                                                  ========

     Reserve deposits with the Bank of Korea represent amounts required under the Banking Act for the payment of deposits. Reserve deposits with China Construction Bank, Shanghai Pudong Development Bank and Industrial and Commercial Bank of China also represent amounts required under the related banking regulations of those countries. Deposits with Woori Bank, Kookmin Bank and others are pledged as collateral.

     The maturities of amounts due from banks as of December 31, 2002 are as follows (millions of Won):

                                                   DUE FROM BANKS   DUE FROM BANKS IN
MATURING ON OR BEFORE                                  IN WON       FOREIGN CURRENCY      TOTAL
---------------------                              --------------   -----------------   ----------
Mar. 31, 2003....................................     W220,429         W1,362,310       W1,582,739
Jun. 30, 2003....................................           --             41,542           41,542
Dec. 31, 2003....................................       10,661            112,953          123,614
Dec. 31, 2004....................................       12,448             27,609           40,057
Dec. 31, 2005....................................       28,817             81,027          109,844
Dec. 31, 2006....................................       16,388                 --           16,388
Dec. 31, 2007....................................           --                 --               --
Thereafter.......................................           --             18,007           18,007
                                                      --------         ----------       ----------
                                                      W288,743         W1,643,448       W1,932,191
                                                      ========         ==========       ==========

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                           DECEMBER 31, 2002 AND 2001

4.  SECURITIES:

     Trading securities as of December 31, 2002 and 2001 comprise the following:

                                                       ANNUAL INTEREST
                                                          RATE (%)           MILLIONS OF WON
                                                       ---------------   -----------------------
                                                         2002.12.31         2002         2001
                                                       ---------------   ----------   ----------
Marketable equity securities.........................        --          W       --   W   10,243
Government and public bonds..........................     6.05-6.25         152,475      110,108
Corporate bonds......................................     6.10-7.37         169,351      170,486
Beneficiary certificates.............................        --             606,671      375,702
Debt securities in foreign currency..................       4.75            388,790      580,106
Others...............................................       5.66             15,740           --
                                                                         ----------   ----------
                                                                         W1,333,027   W1,246,645
                                                                         ==========   ==========

     Par value, acquisition cost and fair value of trading debt securities as of December 31, 2002 and 2001 are as follows (millions of Won):

                                    PAR VALUE         ACQUISITION COST         FAIR VALUE
                               -------------------   -------------------   -------------------
                                 2002       2001       2002       2001       2002       2001
                               --------   --------   --------   --------   --------   --------
Government and public
  bonds......................  W150,000   W110,000   W151,746   W108,967   W152,475   W110,108
Corporate bonds..............   170,000    171,139    168,468    169,765    169,351    170,486
Securities in foreign
  currency...................   370,200    590,524    385,733    578,601    388,790    580,106
                               --------   --------   --------   --------   --------   --------
                               W690,200   W871,663   W705,947   W857,333   W710,616   W860,700
                               ========   ========   ========   ========   ========   ========

     Trading securities in each foreign currency as of December 31, 2002 and 2001 comprise the following:

  FOREIGN CURRENCY (IN THOUSANDS)     MILLIONS OF WON
  -------------------------------   -------------------
       2002             2001          2002       2001
  --------------   --------------   --------   --------
  32US$3,884.....    US$398,466     W388,790   W528,406
    DEM     --       DEM 35,021           --     20,996
    EUR     --       EUR 22,844           --     26,787
    SGD     --       SGD  5,459           --      3,917
                                    --------   --------
                                    W388,790   W580,106
                                    ========   ========

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                           DECEMBER 31, 2002 AND 2001

     Investment securities as of December 31, 2002 and 2001 comprise the following:

                                                     ANNUAL INTEREST
                                                        RATE (%)            MILLIONS OF WON
                                                     ---------------   -------------------------
                                                       2002.12.31         2002          2001
                                                     ---------------   -----------   -----------
Equity securities
  Investments using the equity method..............       --           W 7,041,539   W 6,034,406
  Investments not using the equity method..........       --             6,905,254     6,748,332
                                                                       -----------   -----------
                                                                        13,946,793    12,782,738
                                                                       -----------   -----------
Debt securities
  Government and public bonds......................     4.98-7.50        2,247,242     2,913,054
  Corporate bonds..................................     3.81-5.24        4,895,282     4,894,965
  Investment securities in foreign currency........     3.83-7.25        3,169,469     2,444,203
  Others(*)........................................      1.0-22.0          786,513     1,026,442
                                                                       -----------   -----------
                                                                        11,098,506    11,278,664
                                                                       -----------   -----------
                                                                       W25,045,299   W24,061,402
                                                                       ===========   ===========

------------
(*) Investment securities amounting to W485,000 million are pledged as collateral to KDB First Securitization Specialty Co., Ltd. and others and investment securities amounting to W142,600 million are pledged for construction performance insurance.

     With regards to futures trading, 6,319,660 shares of Korea Electric Power corporation are pledged as a substitute for deposit money to Kookmin Futures Inc. and others.

     Investments in debt securities available-for-sale as of December 31, 2002 and 2001 comprise the following (millions of Won):

                                        PAR VALUE             ACQUISITION COST       MARKET(CARRYING) VALUE
                                 -----------------------   -----------------------   -----------------------
                                    2002         2001         2002         2001         2002         2001
                                 ----------   ----------   ----------   ----------   ----------   ----------
Government and public bonds....  W   42,399   W   97,943   W   42,378   W   68,033   W   44,927   W  158,879
Corporate bonds................   4,655,850    4,077,799    4,488,215    4,118,184    4,171,455    4,036,957
Investment securities in
  foreign currency.............   3,164,853    2,140,878    2,102,743    1,521,545    2,098,907    1,428,171
Others.........................     679,635      907,679      772,531      895,548      671,162      911,075
                                 ----------   ----------   ----------   ----------   ----------   ----------
                                 W8,542,737   W7,224,299   W7,405,867   W6,603,310   W6,986,451   W6,535,082
                                 ==========   ==========   ==========   ==========   ==========   ==========

     Investments in debt securities held-to-maturity as of December 31, 2002 and 2001 comprise the following (millions of Won):

                                       PAR VALUE             ACQUISITION COST       CARRYING AMOUNT OF BONDS
                                -----------------------   -----------------------   -------------------------
                                   2002         2001         2002         2001         2002          2001
                                ----------   ----------   ----------   ----------   -----------   -----------
Government and public bonds...  W2,209,785   W2,764,362   W2,201,252   W2,756,469   W2,202,315    W2,754,175
Corporate bonds...............     733,000      865,613      717,101      653,905      723,827       858,008
Investment securities in
  foreign currency............   1,073,168    1,021,909    1,144,905    1,018,688    1,070,562     1,016,032
Others........................     114,583      115,384      114,563      115,366      115,351       115,367
                                ----------   ----------   ----------   ----------   ----------    ----------
                                W4,130,536   W4,767,268   W4,177,821   W4,544,428   W4,112,055    W4,743,582
                                ==========   ==========   ==========   ==========   ==========    ==========

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                           DECEMBER 31, 2002 AND 2001

     Equity investments as of December 31, 2002 and 2001 comprise the following (millions of Won):

                                   OWNERSHIP                                                                  FAIR VALUE OR
                                      (%)           ACQUISITION COST               BOOK VALUE               NET BOOK VALUE(*)
                                   ----------   -------------------------   -------------------------   -------------------------
                                   2002.12.31      2002          2001          2002          2001          2002          2001
                                   ----------   -----------   -----------   -----------   -----------   -----------   -----------
Investments using the equity
  method:
  The KDB Capital Corp. .........    79.86      W   467,706   W   478,208   W   102,965   W   203,576   W    85,929   W   173,854
  Daewoo Securities Co., Ltd. ...    39.46          563,247       563,247       554,034       563,442       468,986       421,421
  Daewoo Shipbuilding & Marine
    Engineering Co., Ltd. .......    42.10          390,368       390,368       614,560       428,515       530,755       317,821
  Daewoo Heavy Industries &
    Machinery Ltd. ..............    21.91          173,078       173,078       188,915       186,153       159,469       146,891
  Korea Electric Power
    Corporation..................    21.59        3,265,468     3,265,468     4,541,043     3,634,862     7,667,147     7,177,780
  Seoul Debt Restructuring
    Fund.........................    43.80          117,224       262,800       114,110       259,384       114,110       259,384
  Arirang Restructuring Fund.....    43.73          126,846       145,800       101,567       132,763       101,567       132,763
  Mukoonghwa Restructuring
    Fund.........................    43.71          142,995       145,700       124,764       147,084       124,764       147,084
  Hankang Restructuring Fund.....    23.01           95,915       145,700        97,270       147,802        97,270       147,801
  Others.........................       --          671,552       396,566       602,311       330,825       631,998       336,184
                                                -----------   -----------   -----------   -----------   -----------   -----------
                                                  6,014,399     5,966,935     7,041,539     6,034,406     9,981,995     9,260,983
                                                -----------   -----------   -----------   -----------   -----------   -----------
Investments not using the equity
  method:
  Samsung Life Insurance Co.,
    Ltd. ........................     1.89          264,496       264,496       132,248       132,248       100,476        40,518
  Industrial Bank of Korea.......    18.95          400,000       400,000       387,013       410,721       387,013       410,721
  Korea Highway Corporation......    10.22        1,430,100     1,430,100     1,430,184     1,430,184     1,430,379     1,471,251
  Korea National Housing
    Corp. .......................    22.68        1,300,618     1,300,618     1,300,618     1,300,618     1,238,252     1,336,842
  Korea Land Development
    Corp. .......................    26.90        1,161,904     1,161,904     1,191,329     1,191,329       881,293       844,292
  Korea Water Resources Corp. ...     7.30          671,307       671,307       671,307       671,307       546,045       745,646
  Others.........................       --        2,448,885     2,222,397     1,792,555     1,611,925     1,941,842     1,630,572
                                                -----------   -----------   -----------   -----------   -----------   -----------
                                                  7,677,310     7,450,822     6,905,254     6,748,332     6,525,300     6,479,842
                                                -----------   -----------   -----------   -----------   -----------   -----------
                                                W13,691,709   W13,417,757   W13,946,793   W12,782,738   W16,507,295   W15,740,825
                                                ===========   ===========   ===========   ===========   ===========   ===========

------------

(*)  Net book value is used in the case of non-listed investees.

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                           DECEMBER 31, 2002 AND 2001

     Investment securities using the equity method as of December 31, 2002 are summarized as follows (millions of Won):

                                                                                          VALUATION
                                                 BEGINNING     ACQUISITION                 GAIN OR      CAPITAL     ENDING BOOK
                                                 BOOK VALUE   (DISPOSITION)   DIVIDENDS    LOSS(*)     ADJUSTMENT      VALUE
                                                 ----------   -------------   ---------   ----------   ----------   -----------
The KDB Capital Corp. .........................  W 203,576      W (4,421)     W     --    W  (98,435)   W  2,245    W  102,965
Daewoo Securities Co., Ltd. ...................    563,442            --            --          (394)     (9,014)      554,034
Daewoo Shipbuilding & Marine Engineering Co.,
  Ltd. ........................................    428,515            --            --        78,591     107,454       614,560
Daewoo Heavy Industries & Machinery Ltd. ......    186,153            --            --         2,939        (177)      188,915
Seoul Debt Restructuring Fund..................    259,384            --       140,335        (4,939)         --       114,110
Arirang Restructuring Fund.....................    132,763            --        18,954       (12,242)         --       101,567
Mukoonghwa Restructuring Fund..................    147,084            --        21,855          (465)         --       124,764
Korea Electric Power Corp. ....................  3,634,862            --        75,931     1,007,385     (25,273)    4,541,043
Hankang Restructuring Fund.....................    147,802            --        56,532         6,000          --        97,270
Others.........................................    330,825       275,054         1,969        (1,246)       (353)      602,311
                                                 ----------     --------      --------    ----------    --------    ----------
                                                 W6,034,406     W270,633      W315,576    W  977,194    W 74,882    W7,041,539
                                                 ==========     ========      ========    ==========    ========    ==========

------------
(*) Valuation gain or loss includes loss on foreign currency translation amounting to W8,117 million for the year ended December 31, 2002.

     The equity method adjustments are calculated as the difference between the initial purchase price and the Bank's initial proportionate ownership of the net book value of investees at the time of purchase. Equity method adjustment debits are amortized over five years and equity method adjustment credits are amortized over five years (for those purchased before December 31, 2000) or weighted average useful lives of tangible assets of investees using the straight-line method. The accumulated unamortized equity method adjustments are as follows (millions of Won):

                                                 2002                                   2001
                                 ------------------------------------   ------------------------------------
                                  EQUITY METHOD       EQUITY METHOD      EQUITY METHOD       EQUITY METHOD
                                 ADJUSTMENT DEBIT   ADJUSTMENT CREDIT   ADJUSTMENT DEBIT   ADJUSTMENT CREDIT
                                 ----------------   -----------------   ----------------   -----------------
Beginning balance..............      W318,508          W3,550,739           W245,266          W   10,735
Increase (decrease)............       (31,120)             24,015            125,815           3,750,927
Amortization...................       (71,488)           (418,398)           (52,573)           (210,923)
                                     --------          ----------           --------          ----------
Ending balance.................      W215,900          W3,156,356           W318,508          W3,550,739
                                     ========          ==========           ========          ==========

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                           DECEMBER 31, 2002 AND 2001

     Investees in which the Bank holds more than 15% of interest but are not valued using the equity method as of December 31, 2002 are summarized as follows (millions of Won):

                                                OWNERSHIP   ACQUISITION     BOOK      FAIR VALUE OR
                                                   (%)         COST         VALUE     NET BOOK VALUE
                                                ---------   -----------   ---------   --------------
Korea National Housing Corp.(*1)..............     22.7      1,300,618    1,300,618     1,238,252
Korea Land Development Corp.(*1)..............     26.9      1,161,904    1,161,904       881,293
Korea National Tourism Organization(*1).......     43.6         24,370       35,529       139,016
Hyundai Petrochemical Co., Ltd.(*2)...........     27.8         60,094       60,094       197,999
KP Chemical Corp.(*2).........................     19.9         94,421       57,597        57,597
Donghae Pulp Co., Ltd.(*2)....................     51.4         24,500       17,395        17,395
Kia Steel Co., Ltd.(*2).......................     17.2         31,945        3,642         3,642
Others(*3)....................................       --         56,240       54,745        31,850

------------

(*1) Investees which are controlled by the government or government investing companies.
(*2) Investees under court receivership, workout process and other restructuring process.
(*3)  Investees whose total assets are less than W7,000 million.

     As of December 31, 2002, the Bank used unaudited or unreviewed financial statements for the following investees (millions of Won):

                                                          PRE ADJUSTED
                              EXPECTED TIME OF CLOSING   NET BOOK VALUE   ADJUSTMENT     NET BOOK VALUE
                              ------------------------   --------------   ----------     --------------
The KDB Capital Corp........        May, 2003              W  114,353        W(8,871)(*)   W  105,482
Daewoo Securities Co.,
  Ltd.......................        May, 2003               1,185,908             (1)(*)    1,185,907
Daewoo Shipbuilding &
Marine Engineering Co.,
  Ltd.......................       March, 2003              1,256,642             --        1,256,642
Pan Ocean Shipping Co.,
  Ltd.......................       March, 2003                190,505             --          190,505
Mukoonghwa Restructuring
  Fund......................        May, 2003                 285,408             --          285,408
Seoul Debt Restructuring
  Fund......................        May, 2003                 260,525             --          260,525
Hankang Restructuring
  Fund......................        May, 2003                 422,794             --          422,794
Arirang Restructuring
  Fund......................        May, 2003                 232,253             --          232,253
Others......................   March or May, 2003             156,183             --          156,183

------------

(*) Adjustment made by using the Bank's standard provision ratio for possible loan losses.

     Unaudited or unreviewed financial statements were used due to the difference in the fiscal year-end, or closing delay of the investees and other reasons. The most recent audited or reviewed financial statements, except for the above investees, were used for the equity method investees.

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                           DECEMBER 31, 2002 AND 2001

     Investment securities denominated in foreign currency as of December 31, 2002 and 2001 comprise the following:

        FOREIGN CURRENCY (IN THOUSANDS)               MILLIONS OF WON
-----------------------------------------------   -----------------------
            2002                     2001            2002         2001
-----------------------------  ----------------   ----------   ----------
SECURITIES AVAILABLE-FOR-SALE
US$             1,359,939      US $     806,460   W1,632,470   W1,069,448
JPY            42,643,208      JPY   32,448,921      431,920      327,539
EUR                16,394      EUR        7,699       20,613        9,028
DEM                    --      DEM       33,021           --       19,797
SGD                 2,490      SGD        2,549        1,722        1,829
CHF                    90      CHF          669           78          530
GBP                 4,027      GBP           --        7,753           --
CNY                30,001      CNY           --        4,351
                                                  ----------   ----------
                                                  W2,098,907   W1,428,171
                                                  ==========   ==========
 SECURITIES HELD-TO-MATURITY
JPY            17,172,020      JPY   16,059,582   W  173,930   W  162,106
US$               744,842      US $     643,938      894,109      853,926
EUR                 2,006      EUR           --        2,523           --
                                                  ----------   ----------
                                                  W1,070,562   W1,016,032
                                                  ==========   ==========

     Issuers of the securities held by the Bank as of December 31, 2002 and 2001 are categorized as follows:

                                                          MILLIONS OF WON        PERCENTAGE (%)
                                                     -------------------------   --------------
                                                        2002          2001         2002.12.31
                                                     -----------   -----------   --------------
By country
  The Republic of Korea............................  W25,793,484   W24,883,635        97.78
  The Philippines..................................       68,093       123,963         0.26
  Thailand.........................................       16,343        19,094         0.06
  Indonesia........................................        8,383        20,909         0.03
  Others...........................................      492,023       260,446         1.87
                                                     -----------   -----------       ------
                                                     W26,378,326   W25,308,047       100.00
                                                     ===========   ===========       ======

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                           DECEMBER 31, 2002 AND 2001

                                                          MILLIONS OF WON        PERCENTAGE (%)
                                                     -------------------------   --------------
                                                        2002          2001         2001.12.31
                                                     -----------   -----------   --------------
By issuer
  Korea Electric Power Corporation.................  W 4,659,477   W 3,634,862        17.66
  Korea National Housing Corp......................    1,606,211     1,603,433         6.09
  Korea Highway Corporation........................    1,450,238     1,430,184         5.50
  Korea Deposit Insurance Corp.....................    1,333,077     1,350,764         5.05
  Korea Land Development Corp......................    1,191,328     1,191,629         4.52
  Korea Asset Management Corp......................      585,197       761,243         2.22
  Others...........................................   15,552,798    15,335,932        58.96
                                                     -----------   -----------       ------
                                                     W26,378,326   W25,308,047       100.00
                                                     ===========   ===========       ======

                                                           MILLIONS OF WON          PERCENTAGE (%)
                                                    -----------------------------   --------------
                                                         2002            2001         2002.12.31
                                                    ---------------   -----------   --------------
By industry
  Banking and insurance...........................    W 7,269,345     W 7,208,018        27.56
  Manufacturing...................................      5,586,592       4,715,490        21.18
  Construction....................................      3,966,773       4,163,905        15.04
  Electric, gas and water supply industry.........      4,906,646       4,147,909        18.60
  Public administration and national defense......      2,130,266       2,316,380         8.07
  Others..........................................      2,518,704       2,756,345         9.55
                                                      -----------     -----------       ------
                                                      W26,378,326     W25,308,047       100.00
                                                      ===========     ===========       ======

5.  LOANS:

     Loans as of December 31, 2002 and 2001 comprise the following:

                                                                   MILLIONS OF WON
                                                              -------------------------
                                                                 2002          2001
                                                              -----------   -----------
Loans in Won................................................  W14,389,340   W17,456,629
Loans in foreign currency...................................   16,118,522    18,234,381
Other loans.................................................   15,626,307    13,746,730
                                                              -----------   -----------
                                                               46,134,169    49,437,740
  Less: Provision for possible loan losses..................   (1,089,983)   (1,835,652)
        Present value discount account......................     (126,955)     (331,227)
                                                              -----------   -----------
                                                              W44,917,231   W47,270,861
                                                              ===========   ===========

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                           DECEMBER 31, 2002 AND 2001

     Loans in Won and foreign currency as of December 31, 2002 and 2001 comprise the following:

(1)  LOANS IN WON

                                                     ANNUAL AVERAGE
                                                    INTEREST RATE (%)        MILLIONS OF WON
                                                    -----------------   -------------------------
                                                       2002.12.31          2002          2001
                                                    -----------------   -----------   -----------
Loans for working capital:
  Industrial fund loans...........................      8.18            W 2,954,632   W 5,045,799
  Government fund loans...........................      5.83                551,690       605,180
  Overdrafts......................................      10.38                77,489       333,729
  Others..........................................    5.82-7.81             838,419       860,038
                                                                        -----------   -----------
                                                                          4,422,230     6,844,746
                                                                        -----------   -----------
Loans for facilities:
  Industrial fund loans...........................      8.14              7,060,734     7,805,907
  Government fund loans...........................      5.77                924,386     1,040,819
  Others..........................................    4.46-7.62           1,981,990     1,765,157
                                                                        -----------   -----------
                                                                          9,967,110    10,611,883
                                                                        -----------   -----------
                                                                        W14,389,340   W17,456,629
                                                                        ===========   ===========

(2)  LOANS IN FOREIGN CURRENCY

                                                     ANNUAL AVERAGE
                                                    INTEREST RATE (%)        MILLIONS OF WON
                                                    -----------------   -------------------------
                                                       2002.12.31          2002          2001
                                                    -----------------   -----------   -----------
Loans for working capital:
  Local currency loans denominated in foreign
     currencies...................................        5.24          W   878,387   W 1,369,883
  Foreign currency loans..........................        3.36              981,347     1,317,037
  Others..........................................        3.13              607,381       223,163
                                                                        -----------   -----------
                                                                          2,467,115     2,910,083
                                                                        -----------   -----------
Loans for facilities:
  Local currency loans denominated in foreign
     currencies...................................        4.11            4,597,906     5,178,075
  Foreign currency loans..........................        4.08            2,423,167     2,509,006
  Offshore loans in foreign currencies............        3.44            1,291,518     1,753,187
  Loans to Asian Development Bank.................        2.63            1,208,755     1,335,968
  Loans to International Bank for Reconstruction
     and Development..............................        2.96            4,115,638     4,547,409
  Others..........................................        4.21               14,423           653
                                                                        -----------   -----------
                                                                         13,651,407    15,324,298
                                                                        -----------   -----------
                                                                        W16,118,522   W18,234,381
                                                                        ===========   ===========

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                           DECEMBER 31, 2002 AND 2001

(3)  OTHER LOANS

                                                                   MILLIONS OF WON
                                                              -------------------------
                                                                 2002          2001
                                                              -----------   -----------
Notes purchased.............................................  W     4,887   W     4,340
Bills purchased.............................................    3,045,154     3,511,753
Advances for customers......................................       75,316       155,629
Bonds purchased under repurchase agreements.................      161,805            --
Call loans..................................................      742,276     2,054,998
Domestic import usance bills................................    3,352,839       806,170
Debentures accepted by private subscription.................    7,777,071     6,686,098
Others(*)...................................................      466,959       527,742
                                                              -----------   -----------
                                                              W15,626,307   W13,746,730
                                                              ===========   ===========

------------
(*) Included loans to be converted to equity amounting to W438,749 million as follows:

                                                              AMOUNTS                               RESTRICTION ON
                                                         (MILLIONS OF WON)   CONVERSION PRICE        DISPOSITION
                                                         -----------------   ----------------   ----------------------
     Ssangyong Cement Co., Ltd. .......................      W400,000          W5,000/share     Till December 31, 2005
     Daewoo Engineering & Construction Co., Ltd. ......        13,512          W5,000/share     Till December 31, 2003
     Hynix Semiconductor Co., Ltd. ....................        25,237          W5,000/share     Till December 31, 2003
                                                             --------
                                                             W438,749
                                                             ========

     The maturity of loans in Won and foreign currency as of December 31, 2002 are as follows:

                                                                LOANS FOR
                                                             WORKING CAPITAL   LOANS FOR FACILITY
                       LOANS FOR WORKING      LOANS FOR        IN FOREIGN          IN FOREIGN
MATURING ON OR BEFORE   CAPITAL IN WON     FACILITY IN WON      CURRENCY            CURRENCY           TOTAL
---------------------  -----------------   ---------------   ---------------   ------------------   -----------
Mar. 31, 2003........     W  870,531         W  414,730        W  484,496         W   527,085       W 2,296,842
Jun. 30, 2003........        538,411            416,999           386,410             502,269         1,844,089
Dec. 31, 2003........        975,320            783,326           843,253           1,243,756         3,845,655
Dec. 31, 2004........        935,747          1,797,600           528,794           2,142,204         5,404,345
Dec. 31, 2005........        199,923          1,912,797            89,949           3,087,782         5,290,451
Dec. 31, 2006........        257,775          1,324,950            72,950           1,402,478         3,058,153
Dec. 31, 2007........        180,968          1,042,510            23,072           1,102,681         2,349,231
Thereafter...........        463,555          2,274,198            38,191           3,643,152         6,419,096
                          ----------         ----------        ----------         -----------       -----------
                          W4,422,230         W9,967,110        W2,467,115         W13,651,407       W30,507,862
                          ==========         ==========        ==========         ===========       ===========

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                           DECEMBER 31, 2002 AND 2001

     As of December 31, 2002 and 2001, a provision for possible loan losses and doubtful accounts is provided as follows:

                                                                  MILLIONS OF WON
                                                              -----------------------
                                                                 2002         2001
                                                              ----------   ----------
Loans
  Loans in Won and foreign currency and notes purchased.....  W  527,474   W1,349,978
  Bills purchased...........................................      39,773      224,834
  Advances for customers....................................       3,803       17,976
  Call loans................................................         143          980
  Domestic import usance bills..............................     104,441       11,367
  Debentures accepted by private subscription...............     100,777      135,086
  Other loans...............................................     313,572       95,431
                                                              ----------   ----------
                                                               1,089,983    1,835,652
  Other assets..............................................       4,946       90,146
                                                              ----------   ----------
                                                              W1,094,929   W1,925,798
                                                              ==========   ==========

     Changes in the provision for possible loan losses during the years ended December 31, 2002 and 2001 are as follows (millions of Won):

                                                             2002
                                            --------------------------------------
                                              LOANS      OTHER ASSETS     TOTAL         2001
                                            ----------   ------------   ----------   ----------
Balance at the beginning of the year......  W1,835,652     W90,146      W1,925,798   W2,255,735
Changes in overseas branches due to
  foreign currency translation............      (3,378)         --          (3,378)       3,638
Transfer from loans repurchased...........      79,161          --          79,161      253,781
Write-offs due to loan restructuring......     (20,360)         --         (20,360)    (158,557)
Current write-offs........................  (1,593,255)    (13,347)     (1,606,602)    (463,004)
Current provision (reversal)..............     623,553     (71,853)        551,700     (141,338)
Others....................................     168,611          --         168,611      175,543
                                            ----------     -------      ----------   ----------
                                            W1,089,984     W 4,946      W1,094,930   W1,925,798
                                            ==========     =======      ==========   ==========

     As of December 31, 2002, classification of loans and provisions for possible loan losses are as follows (millions of Won):

                                                                        PROVISIONS FOR
                                                                        POSSIBLE LOAN
CLASSIFICATION                                             LOANS(*)         LOSSES       RATIO (%)
--------------                                            -----------   --------------   ---------
Normal..................................................  W37,938,345     W  200,854         0.5
Special attention.......................................    2,980,269        576,101        19.3
Substandard.............................................      715,886        189,236        26.4
Doubtful................................................      113,753         67,301        59.2
Loss....................................................       56,491         56,491       100.0
Others(**)..............................................    4,202,470             --          --
                                                          -----------     ----------       -----
                                                          W46,007,214     W1,089,983         2.4
                                                          ===========     ==========       =====

------------

 (*)  Present value discounts are deducted.

(**)  Loans to the Korean Government or loans guaranteed by the Korean
      Government.

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                           DECEMBER 31, 2002 AND 2001

     The provision ratios to total loans and provision ratios to non-performing loans as of December 31, 2002, 2001 and 2000 are as follows (millions of Won):

                                                        2002          2001          2000
                                                     -----------   -----------   -----------
Total loans........................................  W46,007,214   W49,106,512   W52,155,410
Provisions for possible loss.......................    1,089,983     1,835,652     2,163,037
Provision ratio (%)................................          2.4           3.7           4.1
Non-performing loans...............................  W   886,130   W 2,036,767   W 4,444,737
Provisions for possible loss.......................      313,028     1,162,328     1,882,229
Provision ratio (%)................................         35.3          57.1          42.3

     Restructured loans for 2002 and 2001 due to court receivership, court mediation or other financial restructuring process are as follows:

                                                                 MILLIONS OF WON
                                                              ---------------------
                                                                2002        2001
                                                              --------   ----------
Changes in contractual terms................................  W 72,154   W  879,102
Exemption...................................................        --        5,818
Conversion to equity investment.............................   775,051       63,647
Conversion to convertible bonds.............................        --      501,247
                                                              --------   ----------
Total.......................................................  W847,205   W1,449,814
                                                              ========   ==========

     When the contractual terms (i.e., principal, interest rate, or maturity) of impaired loans are restructured, the Bank adjusts the carrying amount of the impaired loans to the present value determined based on the restructured terms. The Bank recognizes losses arising from the restructuring of the impaired loans as incurred. Loans restructured by changes in contractual terms are as follows (millions of Won):

                                                              PERIOD OF RESTRUCTURING
                                                              -----------------------
                                                                 2002         2001
                                                              ----------   ----------
Beginning
  Original amount before restructuring......................  W2,208,352   W2,588,016
  Present value.............................................   1,877,125    2,161,338
                                                              ----------   ----------
  Present value discount....................................     331,227      426,678
                                                              ----------   ----------
Increase....................................................      20,360      158,557
Decrease (amortization).....................................    (224,632)    (254,008)
                                                              ----------   ----------
                                                                (204,272)     (95,451)
                                                              ----------   ----------
Ending
  Original amount before restructuring......................   1,156,979    2,208,352
  Present value.............................................   1,030,024    1,877,125
                                                              ----------   ----------
  Present value discount....................................  W  126,955   W  331,227
                                                              ==========   ==========

     The present value discount is amortized using the effective interest rate method over the redemption period.

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                           DECEMBER 31, 2002 AND 2001

     The Bank's loan portfolio by nation, major customers and industry as of December 31, 2002 and 2001 are categorized as follows:

                                                          MILLIONS OF WON        PERCENTAGE (%)
                                                     -------------------------   --------------
                                                        2002          2001         2002.12.31
                                                     -----------   -----------   --------------
By nation:
  The Republic of Korea............................  W29,058,776   W33,801,953         95.3
  Indonesia........................................      135,789       232,689          0.4
  Russia...........................................      162,054       198,915          0.5
  USA..............................................      172,117        87,523          0.6
  Others...........................................      979,126     1,369,930          3.2
                                                     -----------   -----------       ------
                                                     W30,507,862   W35,691,010       100.00
                                                     ===========   ===========       ======

                                                          MILLIONS OF WON        PERCENTAGE (%)
                                                     -------------------------   --------------
                                                        2002          2001         2002.12.31
                                                     -----------   -----------   --------------
By customer:
  Small & Medium Industry Promotion Corp...........  W 3,352,770   W 3,703,856         11.0
  Korea Hydro & Nuclear Power Co., Ltd.............    1,299,679     1,621,499          4.3
  Korea Deposit Insurance Corp.....................    1,202,210     1,328,259          3.9
  Korea Asset Management Corp......................      730,934     1,165,942          2.4
  Korean Airline Co., Ltd..........................      602,616       816,480          2.0
  Don Yang Cement Corporation......................      532,992            --          1.7
  Others...........................................   22,786,661    27,054,974         74.7
                                                     -----------   -----------       ------
                                                     W30,507,862   W35,691,010       100.00
                                                     ===========   ===========       ======

                                                          MILLIONS OF WON        PERCENTAGE (%)
                                                     -------------------------   --------------
                                                        2002          2001         2002.12.31
                                                     -----------   -----------   --------------
By industry:
  Manufacturing....................................  W13,661,997   W15,694,250         44.8
  Banking and insurance............................    4,163,668     5,417,795         13.7
  Electric, gas and water supply industry..........    3,149,387     4,017,839         10.3
  Transportation and communication.................    3,425,730     3,971,096         11.2
  Public administration and national defense.......    3,734,740     4,176,728         12.2
  Others...........................................    2,372,340     2,413,302          7.8
                                                     -----------   -----------       ------
                                                     W30,507,862   W35,691,010       100.00
                                                     ===========   ===========       ======

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                           DECEMBER 31, 2002 AND 2001

6.  PREMISES AND EQUIPMENT:

     Premises and equipment as of December 31, 2002 and 2001 comprise the following:

                                                   MILLIONS OF WON
                            -------------------------------------------------------------
                            ACQUISITION COST OR      ACCUMULATED
                                REVALUATION         DEPRECIATION        NET BOOK VALUE
                            -------------------   -----------------   -------------------
                              2002       2001      2002      2001       2002       2001
                            --------   --------   -------   -------   --------   --------
Land......................  W330,630   W361,828   W    --   W    --   W330,630   W361,828
Buildings and
  structures..............   357,592    355,783    29,944    21,152    327,648    334,631
Machinery.................    53,906     45,256    39,409    36,577     14,497      8,679
Vehicles..................     1,324      1,237       930       939        394        298
Construction in
  progress................       759        107        --        --        759        107
Others....................    27,690     26,882    19,666    16,632      8,024     10,250
                            --------   --------   -------   -------   --------   --------
                            W771,901   W791,093   W89,949   W75,300   W681,952   W715,793
                            ========   ========   =======   =======   ========   ========

     As of December 31, 2002 and 2001, the government-posted prices of the Bank's land amounted to W240,363 million and W263,890 million, respectively.

     The Bank's premises and equipment, other than construction in-progress, are covered by insurance policies against fire and other casualty losses. Automotive equipment is covered by a legal and general insurance policy.

7.  OTHER ASSETS:

     Other assets as of December 31, 2002 and 2001 comprise the following:

                                                                  MILLIONS OF WON
                                                              -----------------------
                                                                 2002         2001
                                                              ----------   ----------
Prepaid expenses............................................  W  309,743   W  354,977
Receivables.................................................   1,797,526    2,105,145
Accrued income..............................................     431,606      496,468
Intangible assets...........................................      47,662       42,125
Deferred income tax assets..................................     146,834      146,709
Others......................................................     460,709      609,125
                                                              ----------   ----------
                                                               3,194,080    3,754,549
Loss: Provision for possible losses.........................      (4,946)     (90,146)
      Present value discount................................        (124)      (2,046)
                                                              ----------   ----------
                                                              W3,189,010   W3,662,357
                                                              ==========   ==========

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                           DECEMBER 31, 2002 AND 2001

8.  DEPOSITS:

     Deposits as of December 31, 2002 and 2001 comprise the following:

                                                     ANNUAL AVERAGE
                                                    INTEREST RATE (%)       MILLIONS OF WON
                                                    -----------------   ------------------------
                                                       2002.12.31          2002         2001
                                                    -----------------   ----------   -----------
Won currency deposits:
  Demand deposits
     Checking deposits............................      --              W    1,537   W     1,784
     Temporary deposits...........................     0.02                150,929       188,764
     Passbook deposits............................     0.94                 71,891        25,828
     Others.......................................     1.00                 14,316           234
                                                                        ----------   -----------
                                                                           238,673       216,610
                                                                        ----------   -----------
  Time and savings deposits
     Time deposits................................     5.38              3,777,189     3,794,788
     Installment savings deposits.................     7.15                133,769       165,544
     Corporate savings deposits...................     3.84              2,104,439     2,094,579
     Savings deposits.............................     3.03                172,263       196,744
     Long-term savings for households.............     11.39               168,930       130,712
     Others.......................................     9.68                114,105        70,453
                                                                        ----------   -----------
                                                                         6,470,695     6,452,820
                                                                        ----------   -----------
                                                                         6,709,368     6,669,430
                                                                        ----------   -----------
Foreign currency deposits:
  Demand deposits
     Checking deposits............................      --                  46,900        61,487
     Passbook deposits............................     0.59                248,586       399,474
     Temporary deposits...........................     0.33                    146           993
     Others.......................................     0.91                  1,275         4,524
                                                                        ----------   -----------
                                                                           296,907       466,478
                                                                        ----------   -----------
  Savings deposits
     Time deposits................................     1.73                213,579     1,097,033
                                                                        ----------   -----------
                                                                           510,486     1,563,511
                                                                        ----------   -----------
Negotiable certificates of deposits...............     4.27              1,525,450     2,250,394
                                                                        ----------   -----------
                                                                        W8,745,304   W10,483,335
                                                                        ==========   ===========

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                           DECEMBER 31, 2002 AND 2001

     The maturities of time and savings deposits in Won and foreign currency as of December 31, 2002 are as follows (millions of Won):

                                                         INSTALLMENT      TIME DEPOSITS IN
MATURING ON OR BEFORE                  TIME DEPOSITS   SAVINGS DEPOSITS   FOREIGN CURRENCY     TOTAL
---------------------                  -------------   ----------------   ----------------   ----------
Mar. 31, 2003........................   W1,334,884         W 16,860           W149,408       W1,501,152
Jun. 30, 2003........................      803,392           18,969             35,645          858,006
Dec. 31, 2003........................    1,342,235           49,801             27,104        1,419,140
Dec. 31, 2004........................      230,470           42,357              1,422          274,249
Dec. 31, 2005........................       56,239            5,781                 --           62,020
Dec. 31, 2006........................        8,697                1                 --            8,698
Dec. 31, 2007........................        1,272               --                 --            1,272
                                        ----------         --------           --------       ----------
                                        W3,777,189         W133,769           W213,579       W4,124,537
                                        ==========         ========           ========       ==========

9.  BORROWINGS:

     Borrowings as of December 31, 2002 and 2001 comprise the following:

                                                    ANNUAL AVERAGE
                                                   INTEREST RATE (%)        MILLIONS OF WON
                                                   -----------------   -------------------------
                                                      2002.12.31          2002          2001
                                                   -----------------   -----------   -----------
Won currency borrowings
  Ministry of Finance and Economy................        5.24          W 2,192,150   W 2,448,672
  Industrial Bank of Korea.......................        4.87              476,596       368,223
  Small & Medium Industry Promotion Fund.........        5.36              260,203       310,230
  Ministry of Culture and Tourism................        4.20              519,669       421,238
  Korea Energy Management Corporation............        4.71              467,586       370,012
  Local governments..............................        4.74               80,848        90,286
  Others.........................................      5.34-8.93           367,845       272,857
                                                                       -----------   -----------
                                                                         4,364,897     4,281,518
                                                                       -----------   -----------
Foreign currency borrowings
  Small & Medium Industry Promotion Fund.........        3.14                  209         1,311
  KfW group in Germany ("KFW")...................        3.02               34,472        44,755
  Asian Development Bank ("ADB").................        2.54            3,609,587     3,988,168
  International Bank for Reconstruction and
     Development ("IBRD")........................        2.85            5,669,560     6,262,696
  The Japan Bank for International Cooperation
     ("JBIC")....................................        0.86              229,034       269,634
  The Bank of Korea..............................        2.25              156,088       254,712
  Others.........................................      0.86-3.34         7,735,910     4,357,012
                                                                       -----------   -----------
                                                                        17,434,860    15,178,288
                                                                       -----------   -----------

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                           DECEMBER 31, 2002 AND 2001

                                                    ANNUAL AVERAGE
                                                   INTEREST RATE (%)        MILLIONS OF WON
                                                   -----------------   -------------------------
                                                      2002.12.31          2002          2001
                                                   -----------------   -----------   -----------
Other borrowings
  Bonds sold under repurchase agreements.........         --             2,333,885     1,324,756
  Notes sold.....................................         --                 2,504         2,838
  Call money.....................................         --               322,939       565,978
                                                                       -----------   -----------
                                                                         2,659,328     1,893,572
                                                                       -----------   -----------
                                                                       W24,459,085   W21,353,378
                                                                       ===========   ===========

     The repayment of W229,034 million included in the borrowings above are guaranteed by the Korean Government.

     The Bank entered into an agreement with the JBIC (Japan Bank for International Cooperation) relating to the borrowings amounting to W229,034 millions to be used for designated purposes. As of December 31, 2002, the Bank has local loans denominated in foreign currency and foreign currency loans amounting W209,668 million and W19,366 million, respectively, relating to this borrowing.

     The maturities of borrowings in Won and foreign currency as of December 31, 2002 are as follows (millions of Won):

                                                     WON CURRENCY   FOREIGN CURRENCY
MATURING ON OR BEFORE                                 BORROWINGS       BORROWINGS         TOTAL
---------------------                                ------------   ----------------   -----------
Mar. 31, 2003......................................   W  149,057      W 3,985,322      W 4,134,379
Jun. 30, 2003......................................       98,124        1,227,262        1,325,386
Dec. 31, 2003......................................      214,863        1,592,037        1,806,900
Dec. 31, 2004......................................      575,499        3,775,643        4,351,142
Dec. 31, 2005......................................      603,516        2,266,420        2,869,936
Dec. 31, 2006......................................      577,414          855,346        1,432,760
Dec. 31, 2007......................................      495,436          788,350        1,283,786
Thereafter.........................................    1,650,988        2,944,480        4,595,468
                                                      ----------      -----------      -----------
                                                      W4,364,897      W17,434,860      W21,799,757
                                                      ==========      ===========      ===========

     The subordinated debt included in borrowings as of December 31, 2002 comprises the following:

                                         ANNUAL AVERAGE
TYPE                                    INTEREST RATE (%)   MILLIONS OF WON   CONDITION OF BORROWINGS
----                                    -----------------   ---------------   -----------------------
Government fund.......................                                        Installment
                                              5.24            W 2,191,846     reimbursement
Agency for International Development                                          Installment
  relending facilities................        2.00                    304     reimbursement
Asian Development Bank relending
  facilities..........................        2.54              3,609,587     Lump sum reimbursement
International Bank for Reconstruction
  and Development relending                                                   Installment
  facilities..........................        2.85              5,669,560     reimbursement
                                                              -----------
                                                              W11,471,297
                                                              ===========

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                           DECEMBER 31, 2002 AND 2001

10.  INDUSTRIAL FINANCE BONDS:

     Industrial finance bonds ("IFB") as of December 31, 2002 and 2001 comprise the following:

                                                     ANNUAL INTEREST
                                                        RATE (%)            MILLIONS OF WON
                                                     ---------------   -------------------------
                                                       2002.12.31         2002          2001
                                                     ---------------   -----------   -----------
IFB in Won.........................................      6.93          W24,352,837   W24,491,004
IFB in foreign currency............................     0.91-8.60        8,066,690     9,494,910
Offshore IFB in foreign currency...................     1.65-9.00        1,216,557     2,649,953
                                                                       -----------   -----------
                                                                        33,636,084    36,635,867
                                                                       -----------   -----------
  Premiums on IFB..................................                         16,396           292
  Discounts on IFB.................................                        (52,460)      (81,868)
                                                                       -----------   -----------
                                                                       W33,600,020   W36,554,291
                                                                       ===========   ===========

     Under the Korea Development Bank Act, the Bank has authority to issue industrial finance bonds. The amount of issued bonds and guarantees outstanding by the Bank are limited to the amount of 30 times of paid-in capital and legal reserve. Bonds purchased or guaranteed by the Korean Government are not included in the limit. When existing bonds are refinanced or guarantees are executed, the limit is temporarily not applied. The amount of issued bonds guaranteed by the Korean Government as of December 31, 2002 and 2001 amounted to W4,000 million and W14,910 million, respectively.
     The Bank acquired W277,471 million and W369,260 million of industrial finance bonds as of December 31, 2002 and 2001, respectively. The treasury bonds are deducted from industrial finance bonds.

     The maturities of IFB as of December 31, 2002 are as follows (millions of Won):

                                                                        OFFSHORE IFB
                                                      IFB IN FOREIGN     IN FOREIGN
MATURING ON OR BEFORE                   IFB IN WON       CURRENCY         CURRENCY          TOTAL
---------------------                   -----------   --------------   ---------------   -----------
Mar. 31, 2003.........................  W 2,640,550     W  454,694       W  105,335      W 3,200,579
Jun. 30, 2003.........................    2,946,063        312,910               --        3,258,973
Dec. 31, 2003.........................    6,513,800        684,468          206,469        7,404,737
Dec. 31, 2004.........................    4,565,747      1,947,867          447,749        6,961,363
Dec. 31, 2005.........................    6,424,492        713,767               --        7,138,259
Dec. 31, 2006.........................      821,435      2,766,049          409,585        3,997,069
Dec. 31, 2007.........................      294,370        664,161           47,419        1,005,950
Thereafter............................      146,380        522,774               --          669,154
                                        -----------     ----------       ----------      -----------
                                        W24,352,837     W8,066,690       W1,216,557      W33,636,084
                                        ===========     ==========       ==========      ===========

------------

(*)  Premium and discount on bonds are excluded.

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                           DECEMBER 31, 2002 AND 2001

11.  OTHER LIABILITIES:

     Other liabilities as of December 31, 2002 and 2001 comprise the following:

                                                                  MILLIONS OF WON
                                                              -----------------------
                                                                 2002         2001
                                                              ----------   ----------
Payables....................................................  W1,804,464   W2,093,876
Accrued expenses............................................     909,732      862,699
Advanced income.............................................     168,004      203,996
Guarantee deposits..........................................      29,500       37,406
Advances received on IFB....................................      14,476        6,249
Provisions for possible other losses........................     208,358      227,194
Trust account debit.........................................     249,677      370,890
Others......................................................     151,011      108,561
                                                              ----------   ----------
                                                              W3,535,222   W3,910,871
                                                              ==========   ==========

12.  GUARANTEES OUTSTANDING AND COMMITMENTS:

     The Bank provides guarantees for its customers. Guarantees outstanding and the related provision for possible loss as of December 31, 2002 and 2001 are as follows (millions of Won):

                                                  GUARANTEES AMOUNT      PROVISION FOR POSSIBLE LOSS
                                               -----------------------   ----------------------------
                                                  2002         2001          2002           2001
                                               ----------   ----------   ------------   -------------
Acceptances..................................  W1,135,796   W4,443,871     W   237        W 56,733
Guarantees on local borrowings...............     930,529    1,285,079         684           7,255
Guarantees on indebtedness in foreign
  currency...................................   3,435,820    4,109,326      62,286          75,730
Letters of guarantee for importers...........      37,836       34,330          16           1,262
                                               ----------   ----------     -------        --------
                                               W5,539,981   W9,872,606     W63,223        W140,980
                                               ==========   ==========     =======        ========

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                           DECEMBER 31, 2002 AND 2001

     The unsettled guarantees and commitments provided by the Bank as of December 31, 2002 and 2001 are as follows:

                                                                   MILLIONS OF WON
                                                              -------------------------
                                                                 2002          2001
                                                              -----------   -----------
Unsettled guarantees
  Local letter of credit issuance...........................  W    10,224   W    11,695
  Foreign letter of credit issuance.........................    1,463,845     1,376,794
  Others....................................................      760,562       455,070
                                                              -----------   -----------
                                                                2,234,631     1,843,559
                                                              -----------   -----------
Commitments
  For loans in Won..........................................    7,078,917     6,827,927
  For loans foreign currency................................      689,436       612,450
                                                              -----------   -----------
                                                                7,768,353     7,440,377
                                                              -----------   -----------
Bonds sold under repurchase agreements......................      354,728       781,532
                                                              -----------   -----------
                                                              W10,357,712   W10,065,468
                                                              ===========   ===========

13.  COMMITMENTS AND CONTINGENCIES:

     The Bank has entered into agreements to provide certain syndicated loans with foreign banks. The total amount available under such loans are US$107,125 thousand (equivalent to W128,593 million) and W40,700 million, of which US$55,392 thousand (equivalent to W66,493 million) and W35,700 million, respectively, have not been withdrawn by borrowers as of December 31, 2002.
     During 1998, the Bank sold with recourse W3,084,141 million of non-performing loans classified as substandard or below to the Korea Asset Management Corporation for proceeds amounting to W1,339,629 million. The resulting loss was recorded as a loss on disposition of loans during 1998. During 2002, the Bank recognized losses from the settlement of such loans in the amount of W107 million. As of December 31, 2002, the Bank recorded a provision for possible losses from disposition of unsettled loans amounting to W102,054 million as other liabilities (see Note 11).

     Loans sold off to KDB First Securitization Specialty Co., Ltd. and others in accordance with the Asset Securitization Plan as of December 31, 2002 comprise the following (millions of Won):

                                                                            RETAINED
                                                                          SUBORDINATED
                         DISPOSAL DATE      BOOK VALUE   SELLING PRICE   DEBT SECURITIES   COLLATERAL (*)
                       ------------------   ----------   -------------   ---------------   --------------
KDB First SPC........        June 8, 2000   W  950,627    W  600,000        W201,800          W120,000
KDB Second SPC.......    November 8, 2000      914,764       423,600         143,600            80,000
KDB Third SPC........  September 20, 2001    1,793,546       949,900         349,900           185,000
KDB Fifth SPC........   December 13, 2001      765,358       528,400         238,400           100,000
                                            ----------    ----------        --------          --------
                                            W4,424,295    W2,501,900        W933,700          W485,000
                                            ==========    ==========        ========          ========

------------

(*)  Investment securities are provided as collateral (see Note 4).

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                           DECEMBER 31, 2002 AND 2001

     According to the contracts on asset transfers stipulating warranty for the assets above, the Bank has a responsibility of warranty up to 30 percent of the proceeds when the principal or a part of the interest is not repaid at the expected due date of the cash flows payment schedule.
     The Bank sold off W435,159 million and W3,120,559 million of loans in 2002 and 2001 to KDB LONESTAR CRC and Korea Asset Management Corporation. The Bank recorded gains and losses from the disposition of the loans amounting to W57,555 million and W50,348 million in 2002, respectively, and W497,109 million and W1,571,413 million in 2001, respectively.

     The Bank has provided credit lines to several securitization specialty companies amounting to W7,768,353 million, of which W5,626 million was withdrawn as of December 31, 2002.

     In response to the generally unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The Bank may be either directly or indirectly affected by these generally unstable economic conditions and the reform program described above. The accompanying financial statements reflect management's assessment of the impact to date of the economic situation on the financial position of the Bank. Actual results may differ materially from management's current assessment.
     The Bank provided loans amounting to W1,503,631 million and securities amounting to W121,889 million on December 31, 2002 for companies under workout, court receivership, court mediation and other restructuring process. The Bank provided W278,734 million for possible loan losses and W32,697 million for present value discount with regard to the above loans and securities. Actual results of the credit loss from the loans to the customers could differ from the provisions reserved.

14.  DERIVATIVE FINANCIAL INSTRUMENTS AND THE RELATED CONTRACTS:

     The Bank utilizes derivative financial instruments to hedge against financial market risks or for trading purposes.

     In case of trading purposes, the Bank uses futures and forward contracts, swaps, and options, in order to gain a profit from short-term fluctuations of the underlying value of the derivatives, by forecasting the future interest rate, exchange rate or other variables affecting the value of the instruments. Furthermore, the Bank also trades the instruments to hedge against the derivative financial instruments purchased by the Bank's customers.

     Additionally, the trading derivatives include the derivatives used to hedge the exchange rate of the Bank's foreign currency assets and liabilities and interest rate of the Bank's loans and borrowings, of which the underlying assets and liabilities are already valued at fair market value in accordance with the financial accounting standards generally accepted in the Republic of Korea or the position hedging transactions in which derivative instruments are not specifically identified to the underlying transactions.

     The hedging instruments generally include the cross currency swaps and/or interest rate swaps used to hedge the borrowings and bonds denominated in foreign currency from the exchange rate and/or the interest rate risks. Those hedging transactions are made with foreign financial institutions and domestic banks. The hedging instruments also include the interest swaps used to reduce interest rate risks of the Industrial Finance Bonds issued in Won.

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                           DECEMBER 31, 2002 AND 2001

     The unsettled contract amount of the Bank's derivatives and the related valuation gain (loss) are as follows (millions of Won):

                                             UNSETTLED CONTRACT AMOUNT                      VALUATION GAIN/LOSS(I/S)
                                       --------------------------------------   -------------------------------------------------
                                                       TRADING      HEDGING                  TRADING    HEDGING      VALUATION
                                          TOTAL        PURPOSE      PURPOSE       TOTAL      PURPOSE    PURPOSE    GAIN/LOSS(B/S)
                                       -----------   -----------   ----------   ---------   ---------   --------   --------------
Interest rate
 Forward.............................  W   324,108   W   324,108   W       --   W      12   W      12   W     --     W      12
 Futures.............................    7,333,834     7,333,834           --      38,981      38,981         --            --
 Swap................................   39,207,910    38,940,740      267,170      60,308     (94,319)   154,627       318,632
 Option
   --Buy.............................      320,000       320,000           --       5,381       5,381         --         4,805
   --Sell............................      320,000       320,000           --      (3,455)        579     (4,034)       (3,724)
Futures Option
   --Buy.............................        5,275         5,275           --          70          70         --           110
   --Sell............................        1,394         1,394           --          (3)         (3)        --            (6)
                                       -----------   -----------   ----------   ---------   ---------   --------     ---------
                                        47,512,521    47,245,351      267,170     101,294     (49,299)   150,593       319,829
                                       -----------   -----------   ----------   ---------   ---------   --------     ---------
Currency
 Forward.............................    8,595,470     8,595,470           --     130,091     130,091         --       135,933
 Futures.............................       41,054        41,054           --          --          --         --            --
 Swap................................   15,037,377    13,779,069    1,258,308    (222,405)   (426,967)   204,562      (230,237)
 Option
   --Buy.............................      761,187       761,187           --      (9,206)     (9,206)        --        10,111
   --Sell............................      680,503       680,503           --       5,447       5,447         --       (14,705)
                                       -----------   -----------   ----------   ---------   ---------   --------     ---------
                                        25,115,591    23,857,283    1,258,308     (96,073)   (300,635)   204,562       (98,898)
Equity Option
 Buy.................................      169,212       169,212           --      13,599      13,599         --        14,729
 Sell................................      164,211       164,211           --       6,945       6,945         --       (14,699)
                                       -----------   -----------   ----------   ---------   ---------   --------     ---------
                                           333,423       333,423           --      20,544      20,544         --            30
                                       -----------   -----------   ----------   ---------   ---------   --------     ---------
                                       W72,961,535   W71,436,057   W1,525,478   W  25,765   W(329,390)  W355,155     W 220,961
                                       ===========   ===========   ==========   =========   =========   ========     =========

15.  EQUITY:

  PAID-IN CAPITAL
     The Bank increased and decreased its paid-in capital several times including a W3,000,000 million investment in kind by 127,086,333 shares of Korea Electric Power Corporation valued at W23,606 per share on June 20, 2001, W50,000 million cash injection on December 29, 2001, and the raising of W100,000 million and the reduction of W959,800 million paid-in capital for the year ended in December 31, 2000. Paid-in capital of the Bank as of December 31, 2002 is W7,161,861 million.

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                           DECEMBER 31, 2002 AND 2001

  CAPITAL SURPLUS

     In accordance with a resolution of the Board of Directors, the Bank decreased its paid-in capital used to offset accumulated deficit and the capital surplus of the Bank as of December 31, 2002 are as follows (millions of Won):

                                                          DECREASE IN    OFFSETTED
                                                            PAID-IN     ACCUMULATED   CAPITAL
RESOLUTION OF BOARD OF DIRECTORS                            CAPITAL       DEFICIT     SURPLUS
--------------------------------                          -----------   -----------   -------
October 27, 1998........................................  W4,218,800    W4,184,046    W34,754
November 22, 2000.......................................     959,800       950,181      9,619
                                                          ----------    ----------    -------
                                                          W5,178,600    W5,134,227    W44,373
                                                          ==========    ==========    =======

  LEGAL RESERVE

     The Korea Development Bank Act requires the Bank to appropriate net income as a legal reserve. This reserve can be transferred to paid-in capital or used to offset accumulated deficit.

  OFFSETTING OF ACCUMULATED DEFICIT

     In accordance with the Korea Development Bank Act, the Bank offsets accumulated deficit with reserves. If reserves are insufficient to eliminate the accumulated deficit, the Korean Government should complement the deficiency. Offsetted accumulated deficit with the approval of the Korean Government since 2000 are as follows:

                                                       APPROVAL                      MILLIONS OF
YEAR                                                     DATE         ACCOUNTS           WON
----                                                   ---------   ---------------   -----------
2000.................................................  2001.2.28   Legal reserve     W  456,997
                                                                   Capital reserve      950,181
                                                                                     ----------
                                                                                     W1,407,178
                                                                                     ==========

  CAPITAL ADJUSTMENTS

     Changes in gains or losses on valuation of investment securities accounted for as capital adjustments are as follows (millions of Won):

                                                              2002                      2001
                                              -------------------------------------   ---------
                                              INVESTMENTS   INVESTMENTS
                                               IN EQUITY      IN DEBT
                                              SECURITIES    SECURITIES      TOTAL       TOTAL
                                              -----------   -----------   ---------   ---------
Beginning Balance...........................   W(341,507)    W(40,710)    W(382,217)  W(358,068)
Decrease due to disposal....................     (39,947)     (27,868)      (67,815)    (57,807)
Current valuation gains or losses...........    (138,463)      28,763      (109,700)     33,658
                                               ---------     --------     ---------   ---------
Ending Balance..............................   W(519,917)    W(39,815)    W(559,732)  W(382,217)
                                               =========     ========     =========   =========

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                           DECEMBER 31, 2002 AND 2001

16.  OTHER NON-INTEREST REVENUE (EXPENSE):

     Other non-interest revenue (expense) for the years ended December 31, 2002 and 2001 comprise the following (millions of Won):

                                                                 2002         2001
                                                              ----------   ----------
Other non-interest revenue
  Gain on foreign currency transactions.....................  W  322,392   W  392,429
  Reversal of provision for possible losses on guarantees
     outstanding............................................      76,850      105,125
  Reversal of provision for possible loan losses............          --      141,338
  Gain on valuation of hedged items.........................     253,781      427,344
  Others....................................................      71,132       64,032
                                                              ----------   ----------
                                                              W  724,155   W1,130,268
                                                              ==========   ==========
Other non-interest expense
  Loss on foreign currency transactions.....................  W  450,549   W  351,051
  Education tax.............................................      24,201       27,208
  Deposit insurance expenses................................       3,918        4,277
  Donations.................................................      34,818       41,360
  Loss on valuation of hedged items.........................     271,995      273,143
  Others....................................................     666,508       85,492
                                                              ----------   ----------
                                                              W1,451,989   W  782,531
                                                              ==========   ==========

17.  GENERAL AND ADMINISTRATIVE EXPENSES:

     General and administrative expenses for the years ended at December 31, 2002 and 2001 comprise the following:

                                                                MILLIONS OF WON
                                                              -------------------
                                                                2002       2001
                                                              --------   --------
Salaries....................................................  W126,515   W110,905
Retirement allowance........................................    15,503     13,176
Employee benefits...........................................    21,624     20,984
Rent........................................................     6,685      6,214
Depreciation................................................    20,985     21,662
Taxes and dues..............................................    11,484     11,024
Printing....................................................     3,381      3,325
Travel......................................................     3,141      3,134
Commission..................................................     8,726      8,560
Others......................................................    48,099     42,248
                                                              --------   --------
                                                              W266,143   W241,232
                                                              ========   ========

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                           DECEMBER 31, 2002 AND 2001

18.  NON-OPERATING INCOME (EXPENSE):

     Non-operating income (expense) for the years ended December 31, 2002 and 2001 comprise the following:

                                                                  MILLIONS OF WON
                                                              -----------------------
                                                                 2002         2001
                                                              ----------   ----------
Non-operating income
  Gain on disposal of premises and equipment................  W      200   W       75
  Rental income.............................................       1,070        2,356
  Gain on disposal of loans.................................      57,555      497,109
  Gain from investment securities...........................   1,191,817      819,397
  Others....................................................      13,829       25,326
                                                              ----------   ----------
                                                               1,264,471    1,344,263
                                                              ----------   ----------
Non-operating expense
  Loss on disposal of premises and equipment................       7,780       17,584
  Loss on disposal of loans.................................      50,348    1,571,413
  Loss from investment securities...........................     466,283      312,380
  Others....................................................       9,089        1,797
                                                              ----------   ----------
                                                                 533,500    1,903,174
                                                              ----------   ----------
                                                              W  730,971   W (558,911)
                                                              ==========   ==========

19.  INCOME TAX EXPENSE:

     The statutory income tax rate applicable to the Bank, including resident tax surcharges, is approximately 29.7%. However, there was no income taxes payable, except for special additional taxes due to an operating loss carry-forward.

     Income tax expense for the years ended December 31, 2002 and 2001 comprise the following:

                                                              MILLIONS OF WON
                                                              ---------------
                                                               2002     2001
                                                              ------   ------
Income taxes payable (special additional tax)...............  W   --   W  706
Deferred income taxes.......................................      --    5,434
Income taxes for overseas branches..........................   2,063      821
                                                              ------   ------
                                                              W2,063   W6,961
                                                              ======   ======

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                           DECEMBER 31, 2002 AND 2001

     The tax effect of major tax adjustments for the years ended December 31, 2002 and 2001 are as follows:

                                                                 MILLIONS OF WON
                                                              ---------------------
                                                                2002        2001
                                                              ---------   ---------
Income before income tax expense............................  W 185,935   W 115,917
                                                              =========   =========
Computed income tax at the expected statutory rate..........     55,223      35,702
                                                              ---------   ---------
Temporary differences (tax effect):
  Provision for possible loan losses........................    (67,259)   (148,473)
  Provision for severance benefits..........................       (790)      2,545
  Loss on settlement of non-performing loans disposed.......     (5,594)   (144,271)
  Loss on investments using the equity method...............   (299,241)    (91,586)
  Write-off of loans........................................    308,242     226,333
  Provision for guarantees outstanding......................    (22,607)    (70,271)
  Impairment loss on investment securities..................     51,864     (40,742)
  Present value discount....................................      7,092     (72,436)
  Others....................................................    299,027    (278,165)
                                                              ---------   ---------
                                                                270,734    (617,066)
                                                              ---------   ---------
Permanent differences (tax effect):
  Dividends received Others.................................    (12,928)     (8,776)
  Others....................................................    (38,141)     20,451
                                                              ---------   ---------
                                                                (51,069)     11,675
                                                              ---------   ---------
Tax effect of taxable income................................    274,888          --
Tax effect of operating loss carry-forward..................    274,888          --
                                                              =========   =========
Special value added tax.....................................         --         706
                                                              ---------   ---------
Income taxes payable........................................  W      --   W     706
                                                              =========   =========

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                           DECEMBER 31, 2002 AND 2001

     Changes in temporary differences for the years ended December 31, 2002 and 2001 are as follows (millions of Won):

                                         BEGINNING
                                          BALANCE      DECREASE     INCREASE     ENDING BALANCE
                                         ----------   ----------   -----------   --------------
Accrued severance benefits.............  W    8,264   W    2,659   W        --    W     5,605
Acquisition of stocks resulting from
  the transfer of capital surplus to
  common stock.........................      93,785        1,118            --         92,667
Loss on valuation of investment
  securities...........................      12,981        1,369            --         11,612
Gain on valuation of trading
  securities...........................     (61,887)          --       (98,659)      (160,546)
Impairment loss on investment equity
  securities...........................     698,145       63,791       154,156        788,510
Impairment loss on investment debt
  securities...........................     361,695      148,410       232,671        445,956
Present value discount.................     191,497           --        23,880        215,377
Provision for possible loan losses.....     697,606      697,606       471,144        471,144
Provision for guarantees outstanding...     139,341      139,341        63,223         63,223
Loss on settlement of non-performing
  loans disposed.......................     227,194      227,194       208,358        208,358
Loss on investment valuation by the
  equity method........................    (160,943)          --    (1,007,544)    (1,168,487)
Write-off of loans.....................     734,846      162,999     1,200,851      1,772,698
Others.................................    (376,388)    (936,775)      171,196        731,583
                                         ----------   ----------   -----------    -----------
                                          2,566,136      507,712     1,419,276      3,477,700
Operating loss carry-forward...........   3,558,081      816,761            --      2,741,320
                                         ----------   ----------   -----------    -----------
                                          6,124,217    1,324,473     1,419,276      6,219,020
                                         ==========   ==========   ===========    ===========
Gross deferred income tax assets.......  W1,818,892   W  393,368   W   421,525    W 1,847,049
                                         ==========   ==========   ===========    ===========
Deferred income tax assets recorded on
  the balance sheet....................  W  146,709                               W   146,834
                                         ==========                               ===========

     Considering the future deductibility of accumulated deficit and temporary differences from future taxable income, the Bank recorded W146,834 million out of total future income tax benefits of W1,847,049 million.

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                           DECEMBER 31, 2002 AND 2001

20.  AVERAGE AMOUNTS OF ASSETS AND LIABILITIES RELATED TO INTEREST INCOME AND
EXPENSE:

     Interest income or interest expense and related average amounts of assets or liabilities for 2002 and 2001 are as follows (millions of Won):

                                                   2002                                2001
                                     ---------------------------------   ---------------------------------
                                                       INTEREST INCOME                     INTEREST INCOME
                                     AVERAGE AMOUNTS     OR EXPENSE      AVERAGE AMOUNTS     OR EXPENSE
                                     ---------------   ---------------   ---------------   ---------------
(Assets)
Due from banks.....................    W 2,321,166       W   62,560        W 3,819,060       W  225,728
Securities.........................     12,392,033          668,506         10,752,294          706,048
Loans..............................     44,081,790        2,546,169         47,684,966        3,634,930
Others.............................                          34,280                              16,269
                                                         ----------                          ----------
                                                         W3,311,515                          W4,582,975
                                                         ==========                          ==========
(Liabilities)
Deposits...........................    W 8,900,359       W  404,641        W 9,192,630       W  532,312
Borrowings.........................     20,630,046          671,158         21,672,006        1,174,039
Bonds..............................     36,054,817        2,047,937         36,740,049        2,597,114
Others.............................                          55,244                              56,365
                                                         ----------                          ----------
                                                         W3,178,980                          W4,359,830
                                                         ==========                          ==========

21.  ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES:

     Significant assets and liabilities denominated in foreign currencies as of December 31, 2002 and 2001 are as follows:

                                       THOUSANDS OF U.S.$(*)            MILLIONS OF WON
                                   -----------------------------   -------------------------
                                       2002            2001           2002          2001
                                   -------------   -------------   -----------   -----------
(Assets)
Cash.............................  US$     1,540   US$     1,558   W     1,849   W     2,066
Due from banks...................      1,369,083       1,833,481     1,643,448     2,431,379
Trading securities...............        323,884         437,452       388,790       580,106
Investment securities............      2,754,118       1,920,358     3,306,043     2,546,587
Bills bought.....................      2,536,782       2,648,181     3,045,154     3,511,753
Call loans.......................        540,318       1,135,800       648,598     1,506,184
Loans............................     13,427,626      13,750,382    16,118,522    18,234,381
Domestic import usance bills.....      2,793,102         607,925     3,352,839       806,170
Receivables......................      1,134,060       1,102,357     1,361,326     1,461,836
Other assets.....................      1,590,630       1,070,746     1,909,392     1,419,916
                                   -------------   -------------   -----------   -----------
                                   US$26,471,143   US$24,508,240   W31,775,961   W32,500,378
                                   =============   =============   ===========   ===========

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                           DECEMBER 31, 2002 AND 2001

                                       THOUSANDS OF U.S.$(*)            MILLIONS OF WON
                                   -----------------------------   -------------------------
                                       2002            2001           2002          2001
                                   -------------   -------------   -----------   -----------
(Liabilities)
Deposits.........................  US$   536,105   US$ 1,516,651   W   643,540   W 2,011,231
Borrowings.......................     14,524,208      11,445,810    17,434,860    15,178,288
Bonds sold under repurchase
  agreements.....................        589,872         281,532       708,082       373,340
Call money.......................        269,026         204,342       322,939       270,978
Bonds in foreign currency........      7,714,125       9,136,761     9,260,036    12,116,259
Others...........................      1,746,748       2,077,741     2,096,795     2,755,292
                                   -------------   -------------   -----------   -----------
                                   US$25,380,084   US$24,662,837   W30,466,252   W32,705,388
                                   =============   =============   ===========   ===========

------------

(*) Foreign currencies denominated other than in U.S. Dollars have been converted into U.S. Dollars by using the exchange rate in effect as of December 31, 2002 and 2001.

22.  OPERATION RESULTS OF TRUST ACCOUNTS:

     The income statements of the Trust Accounts for the years ended December 31, 2002 and 2001 are as follows:

                                                                MILLIONS OF WON
                                                              -------------------
                                                                2002       2001
                                                              --------   --------
(Revenue)
Interest income.............................................  W188,388   W179,446
Gain from securities........................................    51,020    193,267
Others......................................................    22,437     44,952
                                                              --------   --------
                                                              W261,845   W417,665
                                                              ========   ========
(Expenses)
Dividends of trust profits to Beneficiaries.................  W104,408   W299,389
Commissions paid............................................       231        185
Loss from securities........................................   104,025     66,729
Taxes and dues..............................................        --         53
Trust fee to the Bank.......................................    23,871     22,596
Provisions for possible loan losses.........................     9,196     17,072
Others......................................................    20,114     11,641
                                                              --------   --------
                                                              W261,845   W417,665
                                                              ========   ========

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                           DECEMBER 31, 2002 AND 2001

23.  RELATED PARTY TRANSACTIONS:

     Significant transactions which occurred in the ordinary course of business with related parties for the years ended December 31, 2002 and 2001 are as follows:

                                                               MILLIONS OF WON LOANS
                                                              -----------------------
                                                                 2002         2001
                                                              ----------   ----------
The KDB Capital Corp........................................  W  325,583   W  735,587
KDB Asia (HK) Ltd...........................................      24,008       26,522
Daewoo Shipbuilding & Marine Engineering Co., Ltd...........     480,951      412,914
Daewoo Securities Co., Ltd..................................     200,000      200,000
Pan Ocean Shipping Co., Ltd.(*).............................     180,319           --
                                                              ----------   ----------
                                                              W1,210,861   W1,375,023
                                                              ==========   ==========

------------

(*)  Included as a related party in 2002.

24.  SUPPLEMENTAL CASH FLOW INFORMATION:

     Transactions not involving an inflow or outflow of cash are as follows:

                                                                 MILLIONS OF WON
                                                              ---------------------
                                                                2002        2001
                                                              --------   ----------
Capital contribution inkind.................................  W     --   W3,000,000
Loans converted to equity securities........................   775,051       63,647

                           THE KOREA DEVELOPMENT BANK
                        NON-CONSOLIDATED BALANCE SHEETS
                JUNE 30, 2003 (UNAUDITED) AND DECEMBER 31, 2002

                                                                  IN MILLIONS OF KOREAN WON
                                                              ---------------------------------
                                                              JUNE 30, 2003   DECEMBER 31, 2002
                                                              -------------   -----------------
ASSETS
Cash and due from banks (Note 3)............................   W 1,285,831       W 1,970,664
Securities (Note 4).........................................    27,879,455        26,378,326
Loans,
  net of provision for possible loan losses of W1,603,459
     million in 2003 and W1,089,983 million in 2002 and
     present value discount of W112,942 million in 2003 and
     W126,955 million in 2002 (Note 5)......................    46,949,105        44,917,231
Premises and equipment, net (Note 6)........................       671,773           681,952
Derivative financial instruments (Note 14)..................     1,591,463         1,645,161
Other assets (Note 7).......................................     3,849,914         3,189,010
                                                               -----------       -----------
     Total assets...........................................   W82,227,541       W78,782,344
                                                               ===========       ===========
LIABILITIES AND EQUITY
Deposits (Note 8)...........................................   W 8,813,105       W 8,745,304
Borrowings (Note 9).........................................    24,978,945        24,459,085
Industrial finance bonds,
  gross of premium on bonds of W22,135 million in 2003 and
     W16,396 million in 2002 and net of discount on bonds of
     W43,036 million in 2003 and W52,460 million in 2002
     (Note 10)..............................................    35,742,497        33,600,020
Provision for possible guarantee losses (Note 12)...........        47,450            63,223
Accrued severance benefits..................................        22,276            14,685
Derivative financial instruments (Note 14)..................     1,491,512         1,424,200
Other liabilities (Note 11).................................     4,163,067         3,535,222
                                                               -----------       -----------
     Total liabilities......................................    75,258,852        71,841,739
                                                               -----------       -----------
Commitments and contingencies (Note 13)
Equity:
  Paid-in capital (Notes 1 and 15)..........................     7,161,861         7,161,861
  Capital surplus (Note 15).................................        44,373            44,373
  Retained earnings.........................................       (96,908)          294,103
  Capital adjustments.......................................      (140,637)         (559,732)
                                                               -----------       -----------
     Total equity...........................................     6,968,689         6,940,605
                                                               -----------       -----------
     Total liabilities and equity...........................   W82,227,541       W78,782,344
                                                               ===========       ===========

The accompanying notes are an integral part of these non-consolidated financial statements.

                           THE KOREA DEVELOPMENT BANK
                   NON-CONSOLIDATED STATEMENTS OF OPERATIONS
             FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002
                                  (UNAUDITED)

                                                                 IN MILLIONS OF KOREAN WON
                                                              -------------------------------
                                                              FOR THE SIX-MONTH PERIODS ENDED
                                                                          JUNE 30
                                                              -------------------------------
                                                                   2003             2002
                                                              --------------   --------------
Interest income:
  Interest on loans.........................................    W1,052,226       W1,298,904
  Interest on due from banks................................        16,390           34,813
  Interest on trading securities............................        24,266           32,782
  Interest on available-for-sale securities.................       191,882          168,643
  Interest on held-to-maturity securities...................        87,081          138,211
  Other interest income.....................................         9,822            5,631
                                                                ----------       ----------
                                                                 1,381,667        1,678,984
                                                                ----------       ----------
Interest expense:
  Interest on deposits......................................       188,756          200,437
  Interest on borrowings....................................       283,857          336,537
  Interest on bonds payable.................................       893,991        1,058,182
  Other interest expenses...................................        10,839           44,635
                                                                ----------       ----------
                                                                 1,377,443        1,639,791
                                                                ----------       ----------
Net interest income.........................................         4,224           39,193
  Provision for loan losses (Note 5)........................       482,965          200,218
                                                                ----------       ----------
Net interest loss after provision for loan losses...........      (478,741)        (161,025)
                                                                ----------       ----------
Non-interest revenue:
  Fees and commissions......................................       197,700          137,301
  Gain from trading securities..............................        25,911           52,622
  Gain from available-for-sale securities...................        25,713           34,174
  Gain from derivative financial instruments................     1,405,548        2,875,301
  Others (Note 16)..........................................       614,918          496,114
                                                                ----------       ----------
                                                                 2,269,790        3,595,512
                                                                ----------       ----------
Non-interest expense:
Fees and commissions........................................        98,492           15,550
Loss from trading securities................................        11,161           27,591
Loss from derivative financial instruments..................     1,566,128        2,964,866
General and administrative expenses (Note 17)...............       137,036          117,867
Others (Note 16)............................................       403,398          490,556
                                                                ----------       ----------
                                                                 2,216,215        3,616,430
                                                                ----------       ----------
Operating loss..............................................      (425,166)        (181,943)
Non-operating income, net (Note 18).........................        33,125          294,681
                                                                ----------       ----------
Income (loss) before income taxes...........................      (392,041)         112,738
Income taxes (Note 20)......................................           288              216
                                                                ----------       ----------
Net income (loss)...........................................    W (392,329)      W  112,522
                                                                ==========       ==========

The accompanying notes are an integral part of these non-consolidated financial statements.

                           THE KOREA DEVELOPMENT BANK
                    NON-CONSOLIDATED STATEMENT OF CASH FLOWS
                 FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003
                                  (UNAUDITED)

                                                               IN MILLIONS OF
                                                                 KOREAN WON
                                                               --------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss....................................................    W  (392,329)
Adjustments to reconcile net loss to net cash provided by
  operating activities
  Gain on disposal of loans, net............................         (7,063)
  Gain on trading securities, net...........................        (14,750)
  Loss on available-for-sale securities, net................        341,244
  Gain on equity method securities..........................       (374,973)
  Provision for allowance for loan losses...................        482,965
  Depreciation..............................................         10,313
  Retirement allowance......................................          9,427
  Loss on foreign currency translation......................            547
  Loss from derivative financial instruments, net...........         94,848
  Gain on valuation of hedged items, net....................       (116,361)
  Increase in accounts receivable...........................       (703,568)
  Increase in accounts payable..............................        631,707
  Net decrease in derivative financial instruments..........         26,161
  Payment of severance benefits.............................         (1,836)
  Receipt of dividend.......................................        113,088
  Others, net...............................................         34,918
                                                                -----------
  Net cash provided by operating activities.................        134,338
                                                                -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Net decrease in trading securities........................         21,949
  Net increase in loans.....................................     (2,492,198)
  Net increase in available-for-sale securities.............     (2,188,737)
  Net decrease in held-to-maturity securities...............        645,123
  Net decrease in equity method securities..................        371,088
  Net decrease in premises and equipment....................            512
  Others, net...............................................        800,215
                                                                -----------
  Net cash used in investing activities.....................     (2,842,048)
                                                                -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase in deposits..................................         67,800
  Net increase in borrowings................................        530,710
  Net increase in bonds issued..............................      2,232,142
  Others, net...............................................          5,220
                                                                -----------
  Net cash provided by financing activities.................      2,835,872
                                                                -----------
Net increase in cash........................................        128,162
Cash, beginning of the period...............................         38,473
                                                                -----------
Cash, end of the period (Note 3)............................    W   166,635
                                                                ===========

The accompanying notes are an integral part of these non-consolidated financial statements.

                           THE KOREA DEVELOPMENT BANK
                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 2003
                                  (UNAUDITED)

1.  THE BANK:

     The Korea Development Bank (the "Bank") was established in 1954 in accordance with the Korea Development Bank Act for the purpose of supplying and managing major industrial capital to develop the Korean industry. The Bank operates through 35 local branches, 5 overseas branches, 3 overseas subsidiaries and 2 overseas offices as of June 30, 2003. The Bank is engaged in the banking business under the Korea Development Bank Act and in the trust business in accordance with the Trust Business Act and other related regulations.

     The Korea Development Bank Act prescribes that the Korean Government owns the entire capital of the Bank.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     The significant accounting policies followed by the Bank in the preparation of its non-consolidated financial statements are summarized below.

  BASIS OF FINANCIAL STATEMENT PRESENTATION

     The Bank operates both a commercial banking business and a trust business in which the Bank, as a fiduciary, holds and manages the property of others. Under the Trust Business Act, the trust funds held as fiduciary are accounted for and reported separately from the Bank's own commercial banking business.

     The Bank maintains its official accounting records in Korean Won and prepares statutory financial statements in the Korean language in conformity with the accounting principles generally accepted in the Republic of Korea. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain accounting principles applied by the Bank that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. Certain information attached to the Korean language non-consolidated financial statements, but not required for a fair presentation of the Bank's financial position and results of operations, is not presented in the accompanying non-consolidated financial statements.

     The preparation of the non-consolidated financial statements requires management to make estimates and assumptions that affect amounts reported herein. Although these estimates are based on management's best knowledge of current events and actions that the Bank may undertake in the future, actual results may be different from those estimates.

  APPLICATION OF THE STATEMENTS OF KOREAN FINANCIAL ACCOUNTING STANDARDS

     The Bank's non-consolidated interim financial statements were prepared in accordance with the financial accounting standards generally accepted in the Republic of Korea and Statements of Korean Financial Accounting Standards No. 2 through No. 9, in effect for the fiscal periods beginning after December 31, 2002.

     The significant accounting policies adopted by the Bank for the interim financial statements are identical to the accounting policies followed by the Bank for the annual financial statements for the year ended December 31, 2002, except for the classification of securities.

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                                 JUNE 30, 2003
                                  (UNAUDITED)

     The financial statements of prior periods, presented for comparative purposes, were reclassified in accordance with Korean Financial Accounting Standards applicable to the Bank as of June 30, 2003. Such reclassification does not affect either the prior periods' net income or net assets.

  RECOGNITION OF INTEREST INCOME

     The Bank recognizes interest income on loans and debt securities on an accrual basis. However, interest income on delinquent and dishonored loans, other than those subject to security deposits and guaranteed by financial institutions, is recognized on a cash basis. Such unaccrued interest income as of June 30, 2003 amounted to W256,899 million.

  PROVISION FOR POSSIBLE LOAN LOSSES

     The Bank provides for possible loan losses based on the borrowers' future debt servicing ability (forward looking criteria) as determined by a credit rating model developed by the Bank. This credit rating model includes the financial and non-financial factors of borrowers and classifies the borrowers' credit risk. Provisions are determined by applying the following minimum percentages to the various credit risk ratings:

                                                               PROVISION
LOAN CLASSIFICATIONS                                          PERCENTAGES
--------------------                                          -----------
Normal......................................................     0.5%
Special attention...........................................  2% or more
Substandard.................................................  20% or more
Doubtful....................................................  50% or more
Loss........................................................     100%

     Pursuant to the revised Regulation on the Supervision of the Banking Business which is effective December 1, 2002, the Bank has changed the credit line for importers from acceptances to domestic import usance bills.

  SECURITIES

     Securities that are bought and held principally for the purpose of generating profits on short-term differences in price, which are actively and frequently bought and sold, are classified as trading securities. Debt securities with fixed or determinable payments and fixed maturity that the Bank has the intent and ability to hold to maturity are classified as held-to-maturity securities. Investments classified as neither trading securities nor held-to-maturity securities are classified as available-for-sale securities.

     Trading and available-for-sale securities are carried at fair value, except for non-marketable equity securities classified as available-for-sale securities, which are carried at cost. The fair value of debt securities, which do not have a quoted market value, are calculated using the present value of future cash flows, discounted at a reasonable interest rate determined based on the credit ratings provided by independent credit rating institutions.

     Unrealized holding gains or losses on trading securities are charged to current operations and those resulting from available-for-sale securities are recorded as a capital adjustment, the accumulated amount of which shall be charged to current operations when the related securities are sold or when an impairment loss on the securities is recognized.

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                                 JUNE 30, 2003
                                  (UNAUDITED)

     Held-to-maturity securities are generally carried at amortized cost. Premiums and discounts on debt securities are amortized until their maturity using the effective interest rate method.

     Impairment losses are recognized in the statement of operations when the recoverable amounts are less than the acquisition cost of equity securities or amortized cost of debt securities.
     The Bank recorded impairment losses amounting to W337,508 million for the six-month ended June 30, 2003.

     Investment securities which allow the Bank a significant influence over the investee are valued using the equity method of accounting. The Bank considers that it has a significant influence on the investees in which the Bank holds more than 15% of interest. However, the Bank does not apply the equity method for the following investments.
     -  Investees having total assets of less than W7,000 million

     -  Investees under court receivership or bankruptcy

     -  Investees under the process of being sold-out

     - Converted shares of stock with a restriction on disposal under the corporate restructuring law

     The Bank discontinues the equity method of accounting for investments in equity method investees when the Bank's share of accumulated losses equals the costs of the investments and until the subsequent change in its proportionate net income of the investees equals its proportionate net losses not recognized during the period the equity method was suspended.

     Under the equity method, the Bank records changes in its proportionate ownership of the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying changes in the book value of the investee.

  PREMISES AND EQUIPMENT AND RELATED DEPRECIATION

     Premises and equipment used for business purposes are recorded at cost, except for those assets subject to upward revaluation in accordance with the Korean Asset Revaluation Law. Such revaluation presents facilities and buildings at their depreciated replacement cost and land at the prevailing market price, as of the effective date of revaluation.

     Depreciation is computed using the declining-balance method, except for buildings and structures, which are depreciated using the straight-line method, based on the estimated useful lives of the assets as described below:

Buildings...................................................  20-40 years
Structures..................................................  10-40 years
Machinery...................................................      4 years
Vehicles....................................................      4 years
Others......................................................      4 years

     Routine maintenance and repairs are charged to expense as incurred. Expenditures, which enhance the value or extend the useful life of the related assets, are capitalized.

     The Bank recognizes an impairment loss when the carrying amount of an asset exceeds its recoverable amount. The impairment loss is recognized in the statement of operations and is deducted from the acquisition cost of the impaired asset. If there is a subsequent recovery from the impairment, a reversal of

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                                 JUNE 30, 2003
                                  (UNAUDITED)

the previous write-down is made up to the amount of the original cost. The reversal amount of the previously recognized loss is credited to current operations as a gain.

  INTANGIBLE ASSETS

     Intangible assets are stated at cost, net of accumulated amortization. Amortization of these intangibles is computed using the straight-line method over a period of four to five years.

  PRESENT VALUE DISCOUNT

     Receivables and payables arising from long-term installment transactions, long-term cash loans (borrowings) and other similar transactions are stated at present value if the difference between the nominal value and present value is material. Such differences are presented in the present value discount account and directly deducted from the nominal value of the related receivables or payables. The present value discount account is amortized using the effective interest rate method as interest expense or interest income.

     Loans which are impaired due to the restructuring of the borrower, court mediation or negotiation, are revalued using the adjusted interest rate. The difference between the book value and the readjusted value is offset against the provision for possible loan losses, and the remaining difference is recognized as a bad debt expense in the year incurred.

  FOREIGN CURRENCY TRANSLATION

     Assets and liabilities denominated in foreign currencies are translated into Korean Won at the basic exchange rates (W1,193.1/US$1) on the balance sheet date. The resulting exchange gains or losses are reflected in current operations.

  BONDS SOLD UNDER REPURCHASE AGREEMENTS

     The Bank provides a provision for possible losses from the bonds sold under repurchase agreements as determined based on possible loss estimates when the bonds are repurchased. The provision for possible losses as of June 30, 2003 amounted to W84,848 million.

  DISPOSITION OF LOANS

     The Bank records the difference between the selling price and the book value of disposed loans as a gain or loss on disposal of loans. The book value is the face amount of the disposed loans less identifiable allowance for possible loan losses. When the Bank cannot allocate the allowance for possible loan losses to specific disposed loans, it records the gain or loss as the difference between the selling price and the face amount of the loan.

  ACCRUED SEVERANCE BENEFITS

     Employees and directors with one or more years of service are entitled to receive a lump-sum payment upon termination of their employment with the Bank, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                                 JUNE 30, 2003
                                  (UNAUDITED)

     Accrued severance benefits are funded at approximately 30.98% as of June 30, 2003, through a group severance trust in Woori Bank. The Bank accounts for the amounts funded under the group severance trust as a deduction to accrued severance benefits.

     Actual payments of severance benefits for the six-month period ended June 30, 2003 amounted to W1,836 million.

  PROVISION FOR POSSIBLE GUARANTEE LOSSES

     The Bank sets up a provision for possible losses on guarantees outstanding as determined based on a credit risk rating of the companies for which guarantees are provided. The Bank provides a provision of 20% or more of guaranteed amounts for companies classified as "substandard," 50% or more for "doubtful" and 100% for "loss". The allowance is shown in the liability section.

  DEFERRED INCOME TAXES

     The Bank records deferred income taxes which arises from temporary differences between the amount reported for financial reporting purposes and income tax purposes. Income tax expense comprises taxes payable for the period and the change in deferred income tax assets and liabilities for the period.

  BONDS PURCHASED UNDER RESALE AGREEMENTS AND BONDS SOLD UNDER REPURCHASE AGREEMENTS

     Bonds purchased or sold under resale or repurchase agreements are included in loans and borrowings, respectively. The difference between the selling and repurchase price is treated as interest and accrued evenly over the period covered by the agreements.

  TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS

     Accounts and records of the overseas branches are maintained in foreign currencies. For presentation in the accompanying non-consolidated financial statements, the financial statements of the branches have been translated at the exchange rates as of the balance sheet date.

  DERIVATIVE FINANCIAL INSTRUMENTS

     Derivative financial instruments held for trading purposes are stated at fair value as of the balance sheet date.

     Derivative financial instruments for fair value hedges are stated at market value. The gains and losses on the hedging instruments, as well as the related loss or gain on the hedged items, are recognized in current operations in the same accounting period.

  COMPENSATION TO TRUST ACCOUNTS

     The Bank receives management fees from trust accounts for management and custodian services.

     Certain trust funds held by the Bank are guaranteed a certain rate of return by the Bank. If the income from trust operations is insufficient to generate the required rate of return, the deficiency may be either recovered from previously established special allowances or compensated by the Bank's banking accounts. Such compensation is accounted for as other operating expenses of the banking accounts and other income of the trust accounts, in accordance with the relevant laws and regulations applicable to trust operations.

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                                 JUNE 30, 2003
                                  (UNAUDITED)

  STATEMENT OF CASH FLOWS

     In the preparation of the statement of cash flows, the Bank has presented net amounts of cash inflows and cash outflows for items where the turnover is quick and the amounts are large.

3.  CASH AND DUE FROM BANKS:

     Cash and due from banks as of June 30, 2003 and December 31, 2002 are summarized as follows:

                                                       ANNUAL INTEREST
                                                          RATE (%)           MILLIONS OF WON
                                                       ---------------   -----------------------
                                                          2003.6.30         2003         2002
                                                       ---------------   ----------   ----------
Cash on hand in Won..................................        --          W  164,326   W   36,624
Cash on hand in foreign currency.....................        --               2,309        1,849
Due from banks in Won................................       7.26            293,823      288,743
Due from banks in foreign currency...................     1.77-2.04         825,373    1,643,448
                                                                         ----------   ----------
                                                                         W1,285,831   W1,970,664
                                                                         ==========   ==========

     Due from banks in Won as of June 30, 2003 and December 31, 2002 are summarized as follows:

                                                          ANNUAL INTEREST
                                                             RATE (%)         MILLIONS OF WON
                                                          ---------------   -------------------
BANK                                                         2003.6.30        2003       2002
----                                                      ---------------   --------   --------
The Bank of Korea.......................................        --          W219,967   W220,385
Others..................................................       7.26           73,856     68,358
                                                                            --------   --------
                                                                            W293,823   W288,743
                                                                            ========   ========

     Due from banks in foreign currency as of June 30, 2003 and December 31, 2002 are summarized as follows:

                                                         ANNUAL INTEREST
                                                            RATE (%)          MILLIONS OF WON
                                                         ---------------   ---------------------
BANK                                                        2003.6.30        2003        2002
----                                                     ---------------   --------   ----------
The Bank of Korea......................................         --         W 22,702   W   12,787
Korea Exchange Bank....................................       2.04           41,759       87,444
Woori Bank.............................................       2.04           42,952       66,022
Korea First Bank.......................................       2.04           38,776           --
Chohung Bank...........................................       2.04           41,759       54,018
Hana Bank..............................................       2.04           29,828       48,016
KDB Asia Limited Hong Kong.............................       2.04           71,586      359,763
KDB Ireland Ltd........................................         --          360,913      242,481
KDBA (HK)..............................................       1.77          118,117
Others.................................................         --           56,981      772,917
                                                                           --------   ----------
                                                                           W825,373   W1,643,448
                                                                           ========   ==========

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                                 JUNE 30, 2003
                                  (UNAUDITED)

     Restricted deposits included in due from banks as of June 30, 2003 are as follows:

                                                               MILLIONS OF WON
                                                               ---------------
Kookmin Bank................................................      W 68,453
Woori Bank..................................................         4,690
Reserve deposits with the Bank of Korea.....................       242,668
China Construction Bank.....................................         6,951
Industrial & Commercial Bank of China (ICBC), Shanghai......         3,579
Shanghai Pudong Development Bank (SPDB), Shanghai...........         4,773
                                                                  --------
                                                                  W331,114
                                                                  ========

     Deposits with Kookmin Bank and Woori Bank are pledged as collateral. Reserve deposits with the Bank of Korea represent amounts required under the Banking Act for the payment of deposits. Reserve deposits with China Construction Bank, ICBC Shanghai and SPDB Shanghai also represent amounts required under the related banking regulations of those countries.

     The maturities of the amounts due from banks as of June 30, 2003 are as follows (Millions of Won):

                                                  DUE FROM BANKS    DUE FROM BANKS IN
MATURED ON OR BEFORE                                  IN WON        FOREIGN CURRENCY       TOTAL
--------------------                              --------------   -------------------   ----------
Sep. 30, 2003...................................     W225,370           W481,633         W  707,003
Dec. 31, 2003...................................           --            101,413            101,413
Jun. 30, 2004...................................       13,423             34,131             47,554
Jun. 30, 2005...................................       33,505             87,693            121,198
Jun. 30, 2006...................................          858            102,607            103,465
Jun. 30, 2007...................................       20,667                 --             20,667
Jun. 30, 2008...................................           --             17,896             17,896
                                                     --------           --------         ----------
                                                     W293,823           W825,373         W1,119,196
                                                     ========           ========         ==========

4.  SECURITIES:

     Securities as of June 30, 2003 and December 11, 2002 are summarized as follows:

                                                                    MILLIONS OF WON
                                                               -------------------------
                                                                  2003          2002
                                                               -----------   -----------
Trading securities..........................................   W 1,325,829   W 1,333,027
Available-for-sale securities...............................    16,127,733   W13,891,705
Held-to-maturity securities.................................     3,466,930   W 4,112,055
Securities under the equity method..........................     6,958,963   W 7,041,539
                                                               -----------   -----------
                                                               W27,879,455   W26,378,326
                                                               ===========   ===========

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                                 JUNE 30, 2003
                                  (UNAUDITED)

     Trading securities as of June 30, 2003 and December 31, 2002 comprise the following:

                                                       ANNUAL INTEREST
                                                          RATE (%)           MILLIONS OF WON
                                                       ---------------   -----------------------
                                                          2003.6.30         2003         2002
                                                       ---------------   ----------   ----------
Government and public bonds..........................      5.22          W  511,523   W  152,475
Corporate bonds......................................    5.27-6.35          312,344   W  169,351
Beneficiary certificates.............................       --               71,746   W  606,671
Securities in foreign currency.......................      3.75             430,216   W  388,790
Others...............................................       --                   --       15,740
                                                                         ----------   ----------
                                                                         W1,325,829   W1,333,027
                                                                         ==========   ==========

     Par value, acquisition cost and fair value of trading debt securities as of June 30, 2003 and December 31, 2002 are as follows (Millions of Won):

                            ACQUISITION COST           BOOK VALUE              FAIR VALUE
                          ---------------------   ---------------------   ---------------------
                             2003        2002        2003        2002        2003        2002
                          ----------   --------   ----------   --------   ----------   --------
Government and public
  bonds.................  W  510,250   W151,746   W  511,523   W152,475   W  511,523   W152,475
Corporate bonds.........     311,758    168,468      312,344    169,351      312,344    169,351
Securities in foreign
  currency..............     432,783    385,733      430,216    388,790      430,216    388,790
                          ----------   --------   ----------   --------   ----------   --------
                          W1,254,791   W705,947   W1,254,083   W710,616   W1,254,083   W710,616
                          ==========   ========   ==========   ========   ==========   ========

     Trading securities in foreign currency as of June 30, 2003 and December 31, 2002 comprise the following:

  FOREIGN CURRENCY (IN THOUSANDS)     MILLIONS OF WON
  -------------------------------   -------------------
       2003             2002          2003       2002
  --------------   --------------   --------   --------
    USD298,898       USD323,884     W356,616   W388,790
    EUR 47,648       EUR     --       64,912         --
    JPY497,600       JPY     --        4,958         --
    SGD  3,127       SGD     --        3,730         --
                                    --------   --------
                                    W430,216   W388,790
                                    ========   ========

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                                 JUNE 30, 2003
                                  (UNAUDITED)

     Available-for-sale securities as of June 30, 2003 and December 31, 2002 comprise the following:

                                                     ANNUAL INTEREST
                                                        RATE (%)            MILLIONS OF WON
                                                     ---------------   -------------------------
                                                        2003.6.30         2003          2002
                                                     ---------------   -----------   -----------
Equity investments.................................        --          W 6,871,225   W 6,905,254
Government and public bonds........................       6.80             260,081        44,927
Corporate bonds....................................     4.88-6.28        5,464,325     4,171,455
Beneficiary certificates...........................        --              319,583       139,057
Other securities in Won............................     4.57-5.05          761,734       532,105
Other securities in foreign currency...............     3.41-5.15        2,450,785     2,098,907
                                                                       -----------   -----------
                                                                       W16,127,733   W13,891,705
                                                                       ===========   ===========

     Available-for-sale equity securities, not using the equity method, as of June 30, 2003 and December 31, 2002 are summarized as follows (Millions of Won):

                       NUMBER OF   OWNERSHIP                                                            FAIR VALUE OR
                        SHARES        (%)         ACQUISITION COST             BOOK VALUE              NET BOOK VALUE
                       ---------   ---------   -----------------------   -----------------------   -----------------------
                       2003.6.30   2003.6.30      2003         2002         2003         2002         2003         2002
                       ---------   ---------   ----------   ----------   ----------   ----------   ----------   ----------
Korea Highway
  Corporation........   143,010       9.66     W1,430,100   W1,430,100   W1,430,184   W1,430,184   W1,389,039   W1,430,379
GM Daewoo Motors Co.,
  Ltd. ..............       108      40.33        261,375      223,203      261,375      223,203      834,494      223,203
Samsung Life
  Insurance Co.,
  Ltd. ..............       378       1.89        264,496      264,496      132,248      132,248      108,970      100,476
Industrial Bank of
  Korea..............    57,405      18.95        400,000      400,000      382,188      387,013      638,065      387,013
Korea National
  Housing Corp. .....        --      20.56      1,300,618    1,300,618    1,300,618    1,300,618    1,158,936    1,238,252
Korea Land
  Development
  Corp. .............        --      26.77      1,161,904    1,161,904    1,191,328    1,192,329      942,404      881,293
Korea Water Resources
  Corp. .............        --       6.90        671,307      671,307      671,307      671,307      556,235      546,045
Others...............        --         --      2,063,566    2,225,682    1,507,903    1,568,352    1,397,200    1,718,639
                                               ----------   ----------   ----------   ----------   ----------   ----------
                                               W7,553,366   W7,677,310   W6,877,151   W6,905,254   W7,025,343   W6,525,300
                                               ==========   ==========   ==========   ==========   ==========   ==========

     Available-for-sale debt securities as of June 30, 2003 and December 31, 2002 comprise the following (Millions of Won):

                                       PAR VALUE             ACQUISITION COST             BOOK VALUE
                                -----------------------   -----------------------   -----------------------
                                   2003         2002         2003         2002         2003         2002
                                ----------   ----------   ----------   ----------   ----------   ----------
Government and public bonds...  W  242,419   W   42,399   W  273,413   W   42,378   W  260,081   W   44,927
Corporate bonds...............   5,942,716    4,655,850    5,887,167    4,488,215    5,464,325    4,171,455
Beneficiary certificates......     333,308      150,352      332,760      150,352      319,583      139,057
Investment debt securities in
  Won.........................     761,771      529,283      761,679      622,179      761,734      532,105
Investment debt securities in
  foreign currency............   2,437,720    3,164,853    2,451,376    2,102,743    2,444,859    2,098,907
                                ----------   ----------   ----------   ----------   ----------   ----------
                                W9,717,934   W8,542,737   W9,706,395   W7,405,867   W9,250,582   W6,986,451
                                ==========   ==========   ==========   ==========   ==========   ==========

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                                 JUNE 30, 2003
                                  (UNAUDITED)

     Held-to-maturity debt securities as of June 30, 2003 and December 31, 2002 comprise the following (Millions of Won):

                                       PAR VALUE             ACQUISITION COST             BOOK VALUE
                                -----------------------   -----------------------   -----------------------
                                   2003         2002         2003         2002         2003         2002
                                ----------   ----------   ----------   ----------   ----------   ----------
Government and public bonds...  W1,971,608   W2,209,785   W1,963,881   W2,201,252   W1,965,580   W2,202,315
Corporate bonds...............     553,000      733,000      542,925      717,101      545,959      723,827
Investment debt securities in
  Won.........................     115,368      114,583      115,351      114,563      115,356      115,351
Investment debt securities in
  foreign currency............     844,354    1,073,168      839,975    1,144,905      840,035    1,070,562
                                ----------   ----------   ----------   ----------   ----------   ----------
                                W3,484,330   W4,130,536   W3,462,132   W4,177,821   W3,466,930   W4,112,055
                                ==========   ==========   ==========   ==========   ==========   ==========

     Securities under the equity method as of June 30, 2003 and December 31, 2002 are summarized as follows (Millions of Won):

                             NUMBER OF   OWNERSHIP                                                            FAIR VALUE OR
                              SHARES        (%)         ACQUISITION COST             BOOK VALUE              NET ASSET VALUE
                             ---------   ---------   -----------------------   -----------------------   ------------------------
                             2003.6.30   2003.6.30      2003         2002         2003         2002         2003          2002
                             ---------   ---------   ----------   ----------   ----------   ----------   -----------   ----------
Korea Electric Power
 Corporation...............   138,056      21.59     W3,265,467   W3,265,468   W4,816,884   W4,541,043   W 7,736,294   W7,667,147
Daewoo Shipbuilding &
 Marine Engineering Co.,
 Ltd. .....................    59,826      31.10        288,383      390,368      479,308      614,560       427,523      530,755
Daewoo Securities Co.,
 Ltd. .....................    74,309      39.46        563,246      563,247      533,524      554,034       460,611      468,986
GM Daewoo Auto & Technology
 Company...................    70,706      29.93        213,206      213,206      225,767      213,206       618,486      213,206
The KDB Capital Corp. .....   111,332      79.86        467,705      467,706           --      102,965            --       85,929
Seoul Debt Restructuring
 Fund......................    52,560      43.80         76,752      117,224       73,122      114,110        73,122      114,110
Arirang Restructuring
 Fund......................    29,160      43.73         95,353      126,846       78,535      101,567        78,535      101,567
Mukoonghwa Restructuring
 Fund......................    29,140      43.71         94,331      142,995       77,578      124,764        77,578      124,764
Hankang Restructuring
 Fund......................    29,140      23.01         95,915       95,915       65,946       97,270        65,945       97,270
Others.....................        --         --        628,306      613,424      608,299      578,020       608,853      578,261
                                                     ----------   ----------   ----------   ----------   -----------   ----------
                                                     W5,788,664   W6,014,399   W6,958,963   W7,041,539   W10,146,947   W9,981,995
                                                     ==========   ==========   ==========   ==========   ===========   ==========

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                                 JUNE 30, 2003
                                  (UNAUDITED)

     Details of valuation on the securities using the equity method as of and for the six-month period ended June 30, 2003 are as follows (Millions of Won):

                                              BEGINNING     ACQUISITION                 VALUATION     CAPITAL       ENDING
                                              BOOK VALUE   (DISPOSITION)   DIVIDENDS   GAIN (LOSS)   ADJUSTMENT   BOOK VALUE
                                              ----------   -------------   ---------   -----------   ----------   -----------
Korea Electric Power Corp..................   W4,541,043     W      --     W110,445     W425,525      W(39,239)   W4,816,884
Daewoo Shipbuilding & Marine Engineering
  Co., Ltd. ...............................     614,560       (160,116)          --       39,405       (14,541)      479,308
Daewoo Securities Co. Ltd. ................     554,034             --           --      (19,627)         (883)      533,524
GM Daewoo Auto & Technology Company........     213,206             --           --       12,561            --       225,767
Daewoo Heavy Industries & Machinery
  Ltd. ....................................     188,915             --           --        8,276           302       197,493
Mukoonghwa Restructuring Fund..............     124,764        (48,664)          --        1,858          (380)       77,578
Seoul Debt Restructuring Fund..............     114,110        (40,471)          --       (1,073)          556        73,122
Arirang Restructuring Fund.................     101,567        (31,493)          --        8,476           (15)       78,535
The KDB Capital Corp. .....................     102,965             --           --     (179,594)       76,629            --
Hankang Restructuring Fund.................      97,270        (22,729)          --       (8,595)           --        65,946
Pan Ocean Shipping Co., Ltd. ..............      95,518             --           --        2,598            19        98,135
KDB Asia (HK) Ltd. ........................      66,247             --           --       (1,809)       (1,487)       62,951
Korea Asset Management Corp. ..............      45,465             --        1,200        4,497        17,306        66,068
KDB Bank (Hungary) Ltd. ...................      35,238             --           --         (445)           --        34,793
KDB Ireland Ltd. ..........................      31,701             --           --      (10,707)           --        20,994
Others.....................................     114,936         13,487        1,443         (925)        1,810       127,865
                                              ----------     ---------     --------     --------      --------    ----------
                                              W7,041,539     W(289,986)    W113,088     W280,421      W 40,077    W6,958,963
                                              ==========     =========     ========     ========      ========    ==========
Foreign currency translation loss..........                                                  809
                                                                                        --------
                                                                                        W281,230
                                                                                        ========

     The equity method adjustments are calculated as the differences between the initial purchase price and the Bank's initial proportionate ownership of the net book value of investees at the time of purchase. Equity method adjustment debits are amortized over five years and equity method adjustment credits are amortized over five years or weighted-average useful lives of tangible assets of investees using the straight-line method. The accumulated unamortized equity method adjustments as of and for the six-month period ended June 30, 2003 and December 31, 2002 are as follows (Millions of Won):

                                                 2003                                   2002
                                 ------------------------------------   ------------------------------------
                                  EQUITY METHOD       EQUITY METHOD      EQUITY METHOD       EQUITY METHOD
                                 ADJUSTMENT DEBIT   ADJUSTMENT CREDIT   ADJUSTMENT DEBIT   ADJUSTMENT CREDIT
                                 ----------------   -----------------   ----------------   -----------------
Beginning balance..............      W215,900          W3,156,356           W318,508          W3,550,739
Increase (decrease)............       (15,815)            414,492            (31,120)             24,015
Amortization...................        27,758             220,586            (71,488)           (418,398)
                                     --------          ----------           --------          ----------
Ending balance.................      W172,327          W3,350,262           W215,900          W3,156,356
                                     ========          ==========           ========          ==========

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                                 JUNE 30, 2003
                                  (UNAUDITED)

     Investees in which the Bank holds more than 15% of interest but are not valued using the equity method as of June 30, 2003 are summarized as follows (Millions of Won):

                                            OWNERSHIP   ACQUISITION                FAIR VALUE OR
                                               (%)         COST       BOOK VALUE   NET BOOK VALUE
                                            ---------   -----------   ----------   --------------
Korea National Housing Corp.(*1)..........    20.56     W1,300,618    W1,300,618     W1,158,936
Korea Land Development Corp.(*1)..........    26.77      1,161,904     1,191,328        942,404
Korea National Tourism Organization(*1)...    43.58         24,370        35,529        137,042
KP Chemical Corp.(*2).....................    19.91         94,421        29,082         29,082
Donghae Pulp Co., Ltd.(*2)................    51.36         24,500        21,462         21,462
Kia Steel Co., Ltd.(*2)...................    17.20         31,945         7,826          7,826
Industrial Bank of Korea(*1)..............    15.49        326,906       326,906        521,539
Others(*3)................................                  51,895        41,646         23,236
                                                        ----------    ----------     ----------
                                                        W3,016,559    W2,954,397     W2,841,527
                                                        ==========    ==========     ==========

------------

(*1) Investees which are controlled by the government or government investing companies.
(*2) Investees under court receivership, workout process and other restructuring process.
(*3)  Investees whose total assets are less than W7,000 million.

     The maturity of investments in available-for-sale and held-to-maturity debt securities as of June 30, 2003 comprise the following (Millions of Won):

                                                              AVAILABLE-FOR-SALE   HELD-TO-MATURITY
MATURED ON OR BEFORE                                           DEBT SECURITIES     DEBT SECURITIES
--------------------                                          ------------------   ----------------
Jun. 30, 2004...............................................      W2,868,002          W  613,257
Jun. 30, 2008...............................................       5,594,635           2,568,164
Jun. 30, 2013...............................................         787,945             285,509
                                                                  ----------          ----------
                                                                  W9,250,582          W3,466,930
                                                                  ==========          ==========

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                                 JUNE 30, 2003
                                  (UNAUDITED)

     Investment securities denominated in foreign currency as of June 30, 2003 and December 31, 2002 comprise the following:

                                            FOREIGN CURRENCY           MILLIONS OF WON
                                             (IN THOUSANDS)              EQUIVALENT
                                         -----------------------   -----------------------
                               CURRENCY     2003         2002         2003         2002
                               --------  ----------   ----------   ----------   ----------
AVAILABLE-FOR-SALE
  SECURITIES................   USD        1,658,209    1,359,939   W1,978,409   W1,632,470
                               JPY       43,858,652   42,643,208      437,012      431,920
                               EUR           12,591       16,394       17,153       20,613
                               GBP            4,011        4,027        7,897        7,753
                               CNY           30,193       30,001        4,352        4,351
                               CHF               41           90           36           78
                               SGD               --        2,490           --        1,722
                                                                   ----------   ----------
                                                                   W2,444,859   W2,098,907
                                                                   ==========   ==========
HELD-TO-MATURITY
  SECURITIES................   USD          580,403      744,842   W  692,479   W  894,109
                               JPY       14,536,085   17,172,020      144,839      173,930
                               EUR            1,994        2,006        2,717        2,523
                                                                   ----------   ----------
                                                                   W  840,035   W1,070,562
                                                                   ==========   ==========

     As of June 30, 2003, investment securities amounting to W485,000 million are pledged as collateral to KDB First Securitization Specialty Co., Ltd. and others and investment securities amounting to W134,300 million are pledged for construction performance insurance.

     With regards to futures trading, 8,015,660 shares of Korea Electric Power Corporation and debt securities of Korea Deposit Insurance Corporation amounting to W4,500 million are pledged as a substitute for the deposit money to Kookmin Futures Inc. and others, as of June 30, 2003.

     Impairment losses on securities for the six-month period ended June 30, 2003 are as follows (Million of Won):

ISSUER                                                 AMORTIZED COST   IMPAIRMENT LOSS   BOOK VALUE
------                                                 --------------   ---------------   ----------
Equity Securities
  Hyundai Engineering & Construction Co., Ltd. ......     W250,151         W125,576        W124,575
  KP Chemical Co., Ltd. .............................       94,421           65,339          29,082
  Ssangyong Cement Industrial Co., Ltd. .............       43,634           30,544          13,090
  Orion Electric CRV.................................        2,821            2,821              --
  Daewoo Engineering & Construction Co., Ltd. .......        8,391            2,010           6,381
  Bioinfomatix Inc. .................................        1,995            1,995              --
  Miju Steel Co., Ltd. ..............................        6,313            1,906           4,407
  Others.............................................       25,027           19,970           5,057
                                                          --------         --------        --------
                                                          W432,753         W250,161        W182,592
                                                          ========         ========        ========

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                                 JUNE 30, 2003
                                  (UNAUDITED)

ISSUER                                                 AMORTIZED COST   IMPAIRMENT LOSS   BOOK VALUE
------                                                 --------------   ---------------   ----------
Debt Securities
  SK Global Co., Ltd. ...............................     W 19,739         W  8,882        W 10,857
  Hyundai Engineering & Construction Co., Ltd. ......      152,900           72,187          80,713
  SK Global HK.......................................        5,965            2,684           3,281
  SK Global America..................................        5,984            2,703           3,281
  Others.............................................        7,329              891           6,438
                                                          --------         --------        --------
                                                          W191,917         W 87,347        W104,570
                                                          ========         ========        ========

     In accordance with the Statement of Korean Financial Accounting Standards No. 8, certain held-to-maturity securities amounting to W249,131 million were reclassified as available-for-sale securities on January 1, 2003 since the Bank's intent to hold the securities to maturity was not certain at the time of the acquisition. Among the reclassified securities, a portion amounting to W3,606 million matured during the six-month period ended June 30, 2003.

     Issuers of securities held by the Bank as of June 30, 2003 and December 31, 2002 are categorized as follows:

                                                           MILLIONS OF WON        PERCENTAGE (%)
                                                      -------------------------   --------------
                                                         2003          2002         2003.6.30
                                                      -----------   -----------   --------------
By Country
  The Republic of Korea.............................  W27,170,391   W25,793,484        97.46
  The United States of America......................      165,666       147,905         0.60
  The Philippines...................................       62,190        68,093         0.22
  Malaysia..........................................       76,390        65,418         0.27
  The United Kingdom................................       79,243        41,777         0.28
  Others............................................      325,575       261,649         1.17
                                                      -----------   -----------       ------
                                                      W27,879,455   W26,378,326       100.00
                                                      ===========   ===========       ======


                                                           MILLIONS OF WON        PERCENTAGE (%)
                                                      -------------------------   --------------
                                                         2003          2002         2003.6.30
                                                      -----------   -----------   --------------
By Issuer
  Korea Electric Power Corporation..................  W 4,997,698   W 4,659,477        17.94
  Korea National Housing Corp. .....................    1,601,275     1,606,211         5.74
  Korea Highway Corporation.........................    1,430,184     1,450,238         5.13
  Korea Deposit Insurance Corp. ....................    1,321,713     1,333,077         4.74
  Korea Land Development Corp. .....................    1,191,328     1,191,328         4.27
  Korea Asset Management Corp. .....................      542,155       585,197         1.94
  Others............................................   16,795,102    15,552,798        60.24
                                                      -----------   -----------       ------
                                                      W27,879,455   W26,378,326       100.00
                                                      ===========   ===========       ======

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                                 JUNE 30, 2003
                                  (UNAUDITED)

                                                           MILLIONS OF WON        PERCENTAGE (%)
                                                      -------------------------   --------------
                                                         2003          2002         2003.6.30
                                                      -----------   -----------   --------------
By Industry
  Banking and insurance.............................  W 9,007,735   W 7,269,345        32.31
  Construction......................................    4,445,688     3,966,773        15.95
  Manufacturing.....................................    5,421,437     5,586,592        19.45
  Public services and national defense..............    2,083,760     2,130,266         7.47
  Electric, gas and water supply industry...........    5,230,588     4,906,646        18.76
  Communication.....................................      282,871       170,549         1.01
  Others............................................    1,407,376     2,348,155         5.05
                                                      -----------   -----------       ------
                                                      W27,879,455   W26,378,326       100.00
                                                      ===========   ===========       ======

5.  LOANS:

     Loans as of June 30, 2003 and December 31, 2002 comprise the following:

                                                                   MILLIONS OF WON
                                                              -------------------------
                                                                 2003          2002
                                                              -----------   -----------
Loans in Won................................................  W15,290,961   W14,389,340
Loans in foreign currency...................................   15,973,068    16,118,522
Other loans.................................................   17,401,477    15,626,307
                                                              -----------   -----------
                                                               48,665,506    46,134,169
  Less: Provision for possible loan losses..................   (1,603,459)   (1,089,983)
                                                              -----------   -----------
     Present value discount account.........................     (112,942)     (126,955)
                                                              -----------   -----------
                                                              W46,949,105   W44,917,231
                                                              ===========   ===========

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                                 JUNE 30, 2003
                                  (UNAUDITED)

     Loans in Won and foreign currency as of June 30, 2003 and December 31, 2002 comprise the following:

  LOANS IN WON

                                                     ANNUAL INTEREST
                                                        RATE (%)            MILLIONS OF WON
                                                     ---------------   -------------------------
                                                        2003.6.30         2003          2002
                                                     ---------------   -----------   -----------
Loans for working capital:
  Industrial fund loans............................      7.26          W 3,793,720   W 2,954,632
  Government fund loans............................      5.08              539,502       551,690
  Overdraft........................................      8.58              157,695        77,489
  Others...........................................   5.23-8.38            958,744       838,419
                                                                       -----------   -----------
                                                                         5,449,661     4,422,230
                                                                       -----------   -----------
Loans for facilities:
  Industrial fund loans............................      7.22            6,871,507     7,060,734
  Government fund loans............................      5.10              952,739       924,386
  Others...........................................   3.88-7.39          2,017,054     1,981,990
                                                                       -----------   -----------
                                                                         9,841,300     9,967,110
                                                                       -----------   -----------
                                                                       W15,290,961   W14,389,340
                                                                       ===========   ===========

  LOANS IN FOREIGN CURRENCY

                                                      ANNUAL INTEREST
                                                         RATE (%)            MILLIONS OF WON
                                                      ---------------   -------------------------
                                                         2003.6.30         2003          2002
                                                      ---------------   -----------   -----------
Loans for working capital:
Local currency loans denominated in foreign
  currencies........................................    4.46            W   928,585   W   878,387
Foreign currency loans..............................    2.82                992,265       981,347
Others..............................................    2.89                729,631       607,381
                                                                        -----------   -----------
                                                                          2,650,481     2,467,115
                                                           ----         -----------   -----------
Loans for facilities:
Local currency loans denominated in foreign
  currencies........................................    3.52              4,455,611     4,597,906
Foreign currency loans..............................    3.46              2,294,169     2,423,167
Offshore loans in foreign currencies................    3.14              1,284,939     1,291,518
Asian Development Bank loans........................    2.26              1,197,314     1,208,755
International Bank for Reconstruction and
  Development loans.................................    2.33              4,090,498     4,115,638
Others..............................................    3.58                     56        14,423
                                                                        -----------   -----------
                                                                         13,322,587    13,651,407
                                                                        -----------   -----------
                                                                        W15,973,068   W16,118,522
                                                                        ===========   ===========

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                                 JUNE 30, 2003
                                  (UNAUDITED)

  OTHER LOANS

                                                                       MILLIONS OF WON
                                                              ---------------------------------
                                                                   2003              2002
                                                              ---------------   ---------------
Debentures accepted by private subscription.................    W 8,151,718       W 7,777,071
Bills purchased.............................................      2,931,674         3,045,154
Call loans..................................................      1,597,212           742,276
Domestic import usance bills................................      3,636,741         3,352,839
Advances for customers......................................        269,986            75,316
Bonds purchased under repurchase agreements.................        265,830           161,805
Notes purchased.............................................          1,744             4,887
Others(*)...................................................        546,572           466,959
                                                                -----------       -----------
                                                                W17,401,477       W15,626,307
                                                                ===========       ===========

------------
(*) Include loans to be converted to equity amounting to W438,749 million as follows:

                                                           BOOK VALUE
                                                        (MILLIONS OF WON)   CONVERSION PRICE   RESTRICTION ON DISPOSAL
                                                        -----------------   ----------------   -----------------------
     Ssangyong Cement Industrial Co., Ltd.............      W400,000          W5,000/share     Until December 31, 2005
     Daewoo Engineering & Construction Co., Ltd.......        13,512          W5,000/share     Until December 31, 2003
     Daewoo International Corp........................        25,237          W5,000/share     Until December 31, 2003
                                                            --------
                                                            W438,749
                                                            ========

     The maturity of loans in Won and in foreign currency as of June 30, 2003 are as follows (Millions of Won):

                                                                LOANS FOR       LOANS FOR
                                 LOANS FOR      LOANS FOR    WORKING CAPITAL   FACILITIES
                              WORKING CAPITAL   FACILITIES     IN FOREIGN      IN FOREIGN
MATURING ON OR BEFORE             IN WON          IN WON        CURRENCY        CURRENCY        TOTAL
---------------------         ---------------   ----------   ---------------   -----------   -----------
Sep. 30, 2003...............    W1,034,790      W  573,983     W  661,418      W   725,175   W 2,995,366
Dec. 31, 2003...............       764,190         420,537        582,962          928,246     2,695,935
Jun. 30, 2004...............     1,713,654         769,842        772,571          900,591     4,156,658
Jun. 30, 2005...............       677,754       1,745,542        364,795        3,154,505     5,942,596
Jun. 30, 2006...............       326,143       1,795,277        194,548        1,847,213     4,163,181
Jun. 30, 2007...............       401,032       1,416,393         24,061        1,397,776     3,239,262
Jun. 30, 2008...............       108,125       1,014,555         10,619        1,057,089     2,190,388
Thereafter..................       423,973       2,105,171         39,507        3,311,992     5,880,643
                                ----------      ----------     ----------      -----------   -----------
                                W5,449,661      W9,841,300     W2,650,481      W13,322,587   W31,264,029
                                ==========      ==========     ==========      ===========   ===========

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                                 JUNE 30, 2003
                                  (UNAUDITED)

     Changes in the provision for possible loan losses for the six-month period ended June 30, 2003 and December 31, 2002 are as follows (Millions of Won):

                                                             2003
                                            --------------------------------------
                                              LOANS      OTHER ASSETS     TOTAL         2002
                                            ----------   ------------   ----------   ----------
Balance at the beginning of the period....  W1,089,983     W 4,946      W1,094,929   W1,925,798
Changes in overseas branches due to
  foreign currency translation............        (291)         --            (291)      (3,378)
Transfer from loans repurchased...........      93,014          --          93,014       79,161
Write-offs due to loan restructuring......         (21)         --             (21)     (20,360)
Current write-offs........................     (65,331)         --         (65,331)  (1,606,602)
Current provision (reversal)..............     486,105      (3,140)        482,965      551,700
Others....................................          --          --              --      168,611
                                            ----------     -------      ----------   ----------
                                            W1,603,459     W 1,806      W1,605,265   W1,094,930
                                            ==========     =======      ==========   ==========

     Provisions for possible loan losses as of June 30, 2003 and December 31, 2002 are as follows:

                                                                   MILLIONS OF WON
                                                               -----------------------
                                                                  2003         2002
                                                               ----------   ----------
Loans
  Loans in Won and foreign currency and notes purchased.....   W  837,880   W  527,474
  Bills purchased...........................................      400,932       39,773
  Advances for customers....................................       91,624        3,803
  Domestic import usance bills..............................       61,254      104,441
  Debentures accepted by private subscription...............      205,693      100,777
  Other loans...............................................        6,076      313,715
                                                               ----------   ----------
                                                                1,603,459    1,089,983
Other assets................................................        1,806        4,946
                                                               ----------   ----------
                                                               W1,605,265   W1,094,929
                                                               ==========   ==========

     As of June 30, 2003, classification of loans and provisions for possible loan losses are as follows (Millions of Won):

                                                                        PROVISIONS FOR
                                                                        POSSIBLE LOAN
CLASSIFICATION                                             LOANS(*)         LOSSES       RATIO (%)
--------------                                            -----------   --------------   ---------
Normal..................................................  W38,206,981     W  199,715        0.52
Special attention.......................................    2,153,781        430,482       19.99
Substandard.............................................    1,768,231        610,761       34.54
Doubtful................................................      526,977        267,944       50.85
Loss....................................................       94,557         94,557      100.00
Others(**)..............................................    5,802,037             --          --
                                                          -----------     ----------      ------
                                                          W48,552,564     W1,603,459        3.30
                                                          ===========     ==========      ======

------------

 (*)  Net of present value discounts.

(**)  Loans to or loans guaranteed by the Korean Government.

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                                 JUNE 30, 2003
                                  (UNAUDITED)

     The ratio of provisions to total loans and ratio of provisions to non-performing loans as of June 30, 2003 and December 31, 2002 and 2001 are as follows (Millions of Won):

                                                        2003          2002          2001
                                                     -----------   -----------   -----------
Total loans........................................  W48,552,563   W46,007,214   W49,106,512
Provisions for possible losses.....................    1,603,459     1,089,983     1,835,651
Provision ratio....................................          3.3           2.4           3.7
Non-performing loans...............................    2,389,765       886,130     2,036,767
Provisions for possible losses.....................      973,262       313,028     1,162,328
Provision ratio....................................         40.7          35.3          57.1

     Restructured loans as of June 30, 2003 and December 31, 2002 due to court receivership, court mediation or other financial restructuring process are as follows:

                                                                MILLIONS OF WON
                                                               ------------------
                                                                2003       2002
                                                               -------   --------
Changes in contractual terms................................   W   200   W 72,154
Exemption...................................................    42,185         --
Conversion to equity investment.............................        --    775,051
                                                               -------   --------
Total.......................................................   W42,385   W847,205
                                                               =======   ========

     When the contractual terms (i.e., principal, interest rate, or maturity) of impaired loans are restructured, the Bank adjusts the carrying amount of the impaired loans to the present value determined based on the restructured terms. The Bank recognizes losses arising from the restructuring of the impaired loans as incurred. Loans restructured due to changes in contractual terms are as follows (Millions of Won):

                                                               PERIOD OF RESTRUCTURING
                                                               -----------------------
                                                                  2003         2002
                                                               ----------   ----------
Beginning
  Original amount before restructuring......................   W1,156,979   W2,208,352
  Present value.............................................    1,030,024    1,877,125
                                                               ----------   ----------
  Present value discount....................................      126,955      331,227
                                                               ----------   ----------
Increase....................................................           21       20,360
Decrease(amortization)......................................      (14,034)    (224,632)
                                                               ----------   ----------
                                                                  (14,013)    (204,272)
                                                               ----------   ----------
Ending
  Original amount before restructuring......................    1,120,632    1,156,979
  Present value.............................................    1,007,690    1,030,024
                                                               ----------   ----------
  Present value discount....................................   W  112,942   W  126,955
                                                               ==========   ==========

     The present value discount account is amortized using the effective interest rate method over the redemption period.

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                                 JUNE 30, 2003
                                  (UNAUDITED)

     The Bank's loan portfolio categorized by nation, major customers and industry as of June 30, 2003 and December 31, 2002 are as follows:

                                                          MILLIONS OF WON        PERCENTAGE (%)
                                                     -------------------------   --------------
                                                        2003          2002         2003.6.30
                                                     -----------   -----------   --------------
By Nation:
  The Republic of Korea............................  W29,598,687   W29,058,776        94.7
  Panama...........................................      345,506       368,756         1.1
  The United Kingdom...............................      267,897       250,000         0.9
  The United States of America.....................      205,157       172,117         0.6
  Others...........................................      846,782       658,213         2.7
                                                     -----------   -----------       -----
                                                     W31,264,029   W30,507,862       100.0
                                                     ===========   ===========       =====

                                                          MILLIONS OF WON        PERCENTAGE (%)
                                                     -------------------------   --------------
                                                        2003          2002         2003.6.30
                                                     -----------   -----------   --------------
By Customer:
  Small & Medium Industry Promotion Corp. .........  W 3,332,381   W 3,352,770        10.7
  Korea Hydro & Nuclear Power Co., Ltd. ...........      789,347     1,299,679         2.5
  Korea Deposit Insurance Corp. ...................    1,193,199     1,202,210         3.8
  Korea Asset Management Corp. ....................      596,685       730,934         1.9
  Korean Airline Co., Ltd. ........................      750,025       602,616         2.4
  Tong Yang Cement Corp. ..........................      519,271       532,992         1.7
  Others...........................................   24,083,121    22,786,661        77.0
                                                     -----------   -----------       -----
                                                     W31,264,029   W30,507,862       100.0
                                                     ===========   ===========       =====

                                                          MILLIONS OF WON        PERCENTAGE (%)
                                                     -------------------------   --------------
                                                        2003          2002         2003.6.30
                                                     -----------   -----------   --------------
By Industry:
  Manufacturing....................................  W14,359,356   W13,661,997        45.9
  Banking and insurance............................    4,138,805     4,163,668        13.2
  Electric, gas and water supply...................    2,434,093     3,149,387         7.8
  Transportation and communication.................    3,589,612     3,425,730        11.5
  Public administration and national defense.......    3,708,344     3,734,740        11.9
  Others...........................................    3,033,819     2,372,340         9.7
                                                     -----------   -----------       -----
                                                     W31,264,029   W30,507,862       100.0
                                                     ===========   ===========       =====

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                                 JUNE 30, 2003
                                  (UNAUDITED)

6.  PREMISES AND EQUIPMENT:

     Premises and equipment as of June 30, 2003 and December 31, 2002 comprise the following (Millions of Won):

                            ACQUISITION COST OR      ACCUMULATED
                                REVALUATION         DEPRECIATION        NET BOOK VALUE
                            -------------------   -----------------   -------------------
                              2003       2002      2003      2002       2003       2002
                            --------   --------   -------   -------   --------   --------
Land......................  W327,351   W330,630   W    --   W    --   W327,351   W330,630
Buildings and
  structures..............   357,241    357,592    34,374    29,944    322,867    327,648
Machinery.................    52,505     53,906    41,622    39,409     10,883     14,497
Vehicles..................     1,362      1,324       996       930        366        394
Construction
  in-progress.............     3,243        759        --        --      3,243        759
Others....................    26,780     27,690    19,717    19,666      7,063      8,024
                            --------   --------   -------   -------   --------   --------
                            W768,482   W771,901   W96,709   W89,949   W671,773   W681,952
                            ========   ========   =======   =======   ========   ========

     As of June 30, 2003, the government-posted price of the Bank's land amounted to W237,063 million.

     As of June 30, 2003, the Bank's premises, equipment and other assets are insured against fire and other casualty losses up to approximately W310,730 million.

7.  OTHER ASSETS:

     Other assets as of June 30, 2003 and December 31, 2002 comprise the following:

                                                                  MILLIONS OF WON
                                                              -----------------------
                                                                 2003         2002
                                                              ----------   ----------
Prepaid expenses............................................  W  222,562   W  309,743
Receivables.................................................   2,501,094    1,797,526
Accrued income..............................................     447,376      431,606
Intangible assets...........................................      49,376       47,662
Deferred income tax assets..................................     146,834      146,834
Trust account credit........................................       2,712           --
Others......................................................     481,766      460,709
                                                              ----------   ----------
                                                               3,851,720    3,194,080
Loss: Provisions for possible losses........................      (1,806)      (4,946)
Present value discount......................................          --         (124)
                                                              ----------   ----------
                                                              W3,849,914   W3,189,010
                                                              ==========   ==========

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                                 JUNE 30, 2003
                                  (UNAUDITED)

8.  DEPOSITS:

     Deposits as of June 30, 2003 and December 31, 2002 comprise the following:

                                                        ANNUAL INTEREST
                                                           RATE (%)           MILLIONS OF WON
                                                        ---------------   -----------------------
                                                           2003.6.30         2003         2002
                                                        ---------------   ----------   ----------
Won currency deposits:
  Demand deposits
     Checking accounts................................      --            W    2,052   W    1,537
     Temporary deposits...............................     0.01              194,733      150,929
     Passbook deposits................................     0.35               52,009       71,891
     Others...........................................     0.32               80,728       14,316
                                                                          ----------   ----------
                                                                             329,522      238,673
                                                                          ----------   ----------
  Time and savings deposits
     Time deposits....................................     4.87            3,371,892    3,777,189
     Installment savings deposits.....................     6.13              176,770      133,769
     Corporate savings deposits.......................     3.60            2,131,899    2,104,439
     Savings deposits.................................     2.78              277,396      172,263
     Long-term savings for households.................    11.32              178,482      168,930
     Others...........................................     9.50              138,398      114,105
                                                                          ----------   ----------
                                                                           6,274,837    6,470,695
                                                                          ----------   ----------
                                                                           6,604,359    6,709,368
                                                                          ----------   ----------
Foreign currency deposits:
     Checking accounts................................      --                10,979       46,900
     Passbook deposits................................     0.81              285,010      248,586
     Time deposits....................................     1.47              491,701      213,579
     Temporary deposits...............................     1.12                  125          146
     Others...........................................     0.16                    3        1,275
                                                                          ----------   ----------
                                                                             787,818      510,486
                                                                          ----------   ----------
Negotiable certificates of deposits...................     4.47            1,420,928    1,525,450
                                                                          ----------   ----------
                                                                          W8,813,105   W8,745,304
                                                                          ==========   ==========

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                                 JUNE 30, 2003
                                  (UNAUDITED)

     The maturities of time and savings deposits in Won and in foreign currency as of June 30, 2003 are as follows (Millions of Won):

                                                         INSTALLMENT      TIME DEPOSITS IN
MATURING ON OR BEFORE                  TIME DEPOSITS   SAVINGS DEPOSITS   FOREIGN CURRENCY     TOTAL
---------------------                  -------------   ----------------   ----------------   ----------
Sep. 30, 2003........................   W1,304,445         W 57,002           W368,836       W1,730,283
Dec. 31, 2003........................      810,706           17,675            103,448          931,829
Jun. 30, 2004........................    1,014,143           37,041             14,012        1,065,196
Jun. 30, 2005........................      169,181           56,942              5,405          231,528
Jun. 30, 2006........................       69,383            8,102                 --           77,485
Jun. 30, 2007........................        2,128                8                 --            2,136
Jun. 30, 2008........................        1,906               --                 --            1,906
                                        ----------         --------           --------       ----------
                                        W3,371,892         W176,770           W491,701       W4,040,363
                                        ==========         ========           ========       ==========

9.  BORROWINGS:

     Borrowings as of June 30, 2003 and December 31, 2002 comprise the following:

                                                      ANNUAL INTEREST
                                                         RATE (%)           MILLIONS OF WON
                                                      ---------------  -------------------------
                                                         2003.6.30        2003          2002
                                                      ---------------  -----------   -----------
Won currency borrowings
  Ministry of Finance and Economy...................       4.55        W 2,093,441   W 2,192,150
  Industrial Bank of Korea..........................       4.36            466,384       476,596
  Small & Medium Industry Promotion Fund............       5.19            267,214       260,203
  Ministry of Culture and Tourism...................       3.97            550,003       519,669
  Korea Energy Management Corporation...............       3.88            459,505       467,586
  Local governments.................................       4.14             78,362        80,848
  Others............................................     2.31-4.64         405,549       367,845
                                                                       -----------   -----------
                                                                       W 4,320,458   W 4,364,897
                                                                       -----------
Foreign currency borrowings
  Small & Medium Industry Promotion Fund............       2.79        W        72   W       209
  KfW Group in Germany ("KFW")......................       2.47             30,834        34,472
  Asian Development Bank ("ADB")....................       2.03          3,583,514     3,609,587
  International Bank for Reconstruction and
     Development ("IBRD")...........................       2.29          4,772,895     5,669,560
  The Japan Bank for International Cooperation
     ("JBIC").......................................       0.83            223,643       229,034
  Chase Manhattan Bank..............................       0.83            442,288            --
  The Bank of Korea.................................       1.61            106,080       156,088
  Others............................................     0.92-2.74       7,142,023     7,735,910
                                                                       -----------   -----------
                                                                       W16,301,349   W17,434,860
                                                                       -----------   ===========

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                                 JUNE 30, 2003
                                  (UNAUDITED)

                                                      ANNUAL INTEREST
                                                         RATE (%)           MILLIONS OF WON
                                                      ---------------  -------------------------
                                                         2003.6.30        2003          2002
                                                      ---------------  -----------   -----------
Other borrowings
  Bonds sold under repurchase agreements............                     2,856,860     2,333,885
  Notes sold........................................                         2,040         2,504
  Call money........................................                     1,498,238       322,939
                                                                       -----------   -----------
                                                                         4,357,138     2,659,328
                                                                       -----------   -----------
                                                                       W24,978,945   W24,459,085
                                                                       ===========   ===========

     The repayment of W347,662 million included in the borrowings above are guaranteed by the Korean Government.

     The Bank entered into an agreement with the JBIC (Japan Bank for International Cooperation) regarding the borrowings amounting to W223,643 million to be used for designated purposes. As of June 30, 2003, the Bank has local loans denominated in foreign currency and foreign currency loans amounting to W206,207 million and W17,436 million, respectively, related to these borrowings.

     The maturities of borrowings in Won and in foreign currency as of June 30, 2003 are as follows (Millions of Won):

                                                     WON CURRENCY   FOREIGN CURRENCY
MATURING ON OR BEFORE                                 BORROWINGS       BORROWINGS         TOTAL
---------------------                                ------------   ----------------   -----------
Sep. 30, 2003......................................   W  150,721      W 3,494,197      W 3,644,918
Dec. 31, 2003......................................      102,618        1,741,254        1,843,872
Jun. 30, 2004......................................      217,685        1,366,481        1,584,166
Jun. 30, 2005......................................      633,486        4,842,345        5,475,831
Jun. 30, 2006......................................      631,776          935,659        1,567,435
Jun. 30, 2007......................................      531,704          661,096        1,192,800
Jun. 30, 2008......................................      545,576          601,551        1,147,127
Thereafter.........................................    1,506,892        2,658,766        4,165,658
                                                      ----------      -----------      -----------
                                                      W4,320,458      W16,301,349      W20,621,807
                                                      ==========      ===========      ===========

     The subordinated debt included in borrowings as of June 30, 2003 comprises the following:

                                        ANNUAL INTEREST
TYPE                                       RATE (%)       MILLIONS OF WON    CONDITION OF BORROWINGS
----                                    ---------------   ---------------    -----------------------
Government fund.......................       4.55           W 2,093,171     Installment reimbursement
Agency for International Development
  relending facilities................       1.98                   270                 "
Asian Development Bank relending
  facilities..........................       2.03             3,583,514     Lump-sum reimbursement
International Bank for Reconstruction
  and Development relending
  facilities..........................       2.29             4,772,895     Installment reimbursement
                                                            -----------
                                                            W10,449,850
                                                            ===========

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                                 JUNE 30, 2003
                                  (UNAUDITED)

10.  INDUSTRIAL FINANCE BONDS:

     Industrial finance bonds ("IFB") as of June 30, 2003 and December 31, 2002 comprise the following:

                                                      ANNUAL INTEREST
                                                         RATE (%)            MILLIONS OF WON
                                                      ---------------   -------------------------
                                                         2003.6.30         2003          2002
                                                      ---------------   -----------   -----------
IFB in Won..........................................       6.51         W25,627,581   W24,352,837
IFB in foreign currency.............................       1.70           8,867,625     8,066,690
Offshore IFB in foreign currency....................       2.18           1,268,192     1,216,557
                                                                        -----------   -----------
                                                                         35,763,398    33,636,084
                                                                        -----------   -----------
  Premiums on IFB...................................                         22,135        16,396
  Discounts on IFB..................................                        (43,036)      (52,460)
                                                                        -----------   -----------
                                                                        W35,742,497   W33,600,020
                                                                        ===========   ===========

     Under the Korea Development Bank Act, the Bank has authority to issue industrial finance bonds. The amount of issued bonds and guarantees outstanding by the Bank is limited to 30 times the amount of paid-in capital and legal reserve. Bonds purchased or guaranteed by the Korean Government are not included in the limit. When existing bonds are refinanced or guarantees are executed, the limit is temporarily not applied. The amount of issued bonds guaranteed by the Korean Government as of June 30, 2003 amounted to W1,661 million
     The Bank acquired W230,911 million of industrial finance bonds as of June 30, 2003. The treasury bonds are deducted from industrial finance bonds.

     The maturities of IFB as of June 30, 2003 are as follows (Millions of Won):

                                                                        OFFSHORE IFB
                                                      IFB IN FOREIGN     IN FOREIGN
MATURING ON OR BEFORE                   IFB IN WON       CURRENCY         CURRENCY          TOTAL
---------------------                   -----------   --------------   ---------------   -----------
Sep. 30, 2003.........................  W 3,291,562     W  361,801       W   32,236      W 3,685,599
Dec. 31, 2003.........................    4,225,821        489,313          167,824        4,882,958
Jun. 30, 2004.........................    5,626,752        936,298          601,102        7,164,152
Jun. 30, 2005.........................    6,354,620      1,527,654               67        7,882,341
Jun. 30, 2006.........................    4,731,335      1,578,144          381,633        6,691,112
Jun. 30, 2007.........................      752,268      1,523,714           37,032        2,313,014
Jun. 30, 2008.........................      497,465      1,716,200           47,310        2,260,975
Thereafter............................      146,480        715,866               --          862,346
                                        -----------     ----------       ----------      -----------
                                        W25,626,303     W8,848,990       W1,267,204      W35,742,497
                                        ===========     ==========       ==========      ===========

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                                 JUNE 30, 2003
                                  (UNAUDITED)

11.  OTHER LIABILITIES:

     Other liabilities as of June 30, 2003 and December 31, 2002 comprise the following:

                                                                  MILLIONS OF WON
                                                              -----------------------
                                                                 2003         2002
                                                              ----------   ----------
Payables....................................................  W2,436,171   W1,804,464
Accrued expenses............................................     889,440      909,732
Advanced income.............................................      76,672      168,004
Guarantee deposits..........................................      27,919       29,500
Advances received on IFB....................................       3,620       14,476
Trust account debit.........................................     271,196      249,677
Provisions for possible other losses........................      84,848      208,358
Others......................................................     373,201      151,011
                                                              ----------   ----------
                                                              W4,163,067   W3,535,222
                                                              ==========   ==========

12.  GUARANTEES OUTSTANDING AND COMMITMENTS:

     The Bank provides guarantees for its customers. Guarantees outstanding and the related provisions for possible losses as of June 30, 2003 and December 31, 2002 comprise the following (Millions of Won):

                                                                            PROVISION FOR
                                                  GUARANTEES AMOUNT        POSSIBLE LOSSES
                                               ------------------------   -----------------
                                                  2003          2002       2003      2002
                                               -----------   ----------   -------   -------
Acceptances..................................  W   979,366   W1,135,796   W45,007   W   237
Guarantees on local borrowings...............      783,076      930,529     1,020       684
Guarantees on indebtedness in foreign
  currency...................................    8,790,431    3,435,820     1,423    62,286
Letters of guarantee for importers...........       74,851       37,836        --        16
                                               -----------   ----------   -------   -------
                                               W10,627,724   W5,539,981   W47,450   W63,223
                                               ===========   ==========   =======   =======

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                                 JUNE 30, 2003
                                  (UNAUDITED)

     The unsettled guarantees and commitments provided by the Bank as of June 30, 2003 and December 31, 2002 are as follows:

                                                                   MILLIONS OF WON
                                                              -------------------------
                                                                 2003          2002
                                                              -----------   -----------
Unsettled guarantees
  Local letter of credit issuance...........................  W    27,962   W    10,224
  Foreign letter of credit issuance.........................    1,554,171     1,463,845
  Others....................................................      887,182       760,562
                                                              -----------   -----------
                                                                2,469,315     2,234,631
                                                              -----------   -----------
Commitments
  For loans in Won..........................................    6,406,980     7,078,917
  For loans in foreign currency.............................      666,305       689,436
                                                              -----------   -----------
                                                                7,073,285     7,768,353
                                                              -----------   -----------
Bonds sold under repurchase agreements......................    1,299,911       354,728
                                                              -----------   -----------
                                                              W10,842,511   W10,357,712
                                                              ===========   ===========

13.  COMMITMENTS AND CONTINGENCIES:

     The Bank has entered into agreements to provide certain syndicated loans with foreign banks. The total amount available under such loans are US$77,466 thousand (equivalent to W92,425 million), of which US$44,599 thousand (equivalent to W53,211 million) have not been withdrawn by borrowers as of June 30, 2003.
     During 1998, the Bank sold with recourse W3,084,141 million of non-performing loans classified as substandard or below to the Korea Asset Management Corporation for proceeds amounting to W1,339,629 million. The resulting loss of W1,744,512 million was recorded as a loss on disposal of loans during 1998. As of June 30, 2003, the unsettled amount of such loans amounted to W1,299,911 million, and the provision for possible losses from the disposal of unsettled loans recorded as other liabilities amounted to W84,848 million.

     Loans sold off to KDB First Securitization Specialty Co., Ltd. and others in accordance with the Asset Securitization Plan as of June 30, 2003 comprise the following (millions of Won):

                                                                            RETAINED
                                                                          SUBORDINATED
                         DISPOSAL DATE      BOOK VALUE   SELLING PRICE   DEBT SECURITIES   COLLATERAL(*)
                       ------------------   ----------   -------------   ---------------   -------------
KDB First SPC........        June 8, 2000   W  950,627    W  600,000        W201,800         W120,000
KDB Second SPC.......    November 8, 2000      914,764       423,600         143,600           80,000
KDB Third SPC........  September 20, 2001    1,793,546       949,900         349,900          185,000
KDB Fifth SPC........   December 13, 2001      765,358       528,400         238,400          100,000
                                            ----------    ----------        --------         --------
                                            W4,424,295    W2,501,900        W933,700         W485,000
                                            ==========    ==========        ========         ========

------------

(*)  Investment securities are provided as collateral (Note 4).

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                                 JUNE 30, 2003
                                  (UNAUDITED)

     According to the contracts on asset transfers stipulating warranty for the assets above, the Bank has a responsibility of warranty up to 30 percent of the proceeds when the principal or a part of the interest is not repaid at the expected due date of the cash flows payment schedule.

     The Bank has provided credit lines to several securitization specialty companies amounting to W7,073,285 million, of which W54,958 million was withdrawn as of June 30, 2003.

     In response to the generally unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The Bank may be either directly or indirectly affected by these generally unstable economic conditions and the reform program described above. The accompanying non-consolidated financial statements reflect management's assessment of the impact to date of the economic situation on the financial position of the Bank. Actual results may differ materially from management's current assessment.
     The Bank provided loans amounting to W4,508,300 million and securities amounting to W540,082 million on June 30, 2003 for companies under workout, court receivership, court mediation and other restructuring process. The Bank provided W1,227,807 million for provisions for possible loan losses and W27,349 million for present value discount with regard to the above loans and securities. Actual results of the credit loss from the loans to the customers may differ from the provisions reserved.

14.  DERIVATIVE FINANCIAL INSTRUMENTS AND THE RELATED CONTRACTS:

     The Bank utilizes derivative financial instruments to hedge against financial market risks or for trading purposes.

     In case of trading purposes, the Bank uses futures and forward contracts, swaps, and options, in order to gain a profit from short-term fluctuations of the underlying value of the derivatives, by forecasting the future interest rate, exchange rate or other variables affecting the value of the instruments. Furthermore, the Bank also trades the instruments to hedge against the derivative financial instruments purchased by the Bank's customers.

     Additionally, the trading derivatives include the derivatives used to hedge the exchange rate of the Bank's foreign currency assets and liabilities and interest rate of the Bank's loans and borrowings, of which the underlying assets and liabilities are already valued at fair market value in accordance with the financial accounting standards generally accepted in the Republic of Korea or the position hedging transactions in which derivative instruments are not specifically identified to the underlying transactions.

     The hedging instruments generally include the cross currency swaps and/or interest rate swaps used to hedge the borrowings and bonds denominated in foreign currency from the exchange rate and/or the interest rate risks. Those hedging transactions are made with foreign financial institutions and domestic banks. The hedging instruments also include the interest swaps used to reduce interest rate risks of the Industrial Finance Bonds issued in Won.

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                                 JUNE 30, 2003
                                  (UNAUDITED)

     The unsettled contract amount of the Bank's derivatives and the related valuation gain (loss) are as follows (Millions of Won):

                                 UNSETTLED CONTRACT AMOUNT                       VALUATION GAIN/LOSS(I/S)
                         ------------------------------------------   -----------------------------------------------
                                           TRADING        HEDGING                TRADING    HEDGING      VALUATION
INTEREST RATE               TOTAL          PURPOSE        PURPOSE      TOTAL     PURPOSE    PURPOSE    GAIN/LOSS(B/S)
-------------            -----------   ---------------   ----------   --------   --------   --------   --------------
  Forward..............  W 3,591,231     W 3,591,231     W       --   W    (99)  W    (99)  W     --      W    (99)
  Futures..............    6,860,158       6,860,158             --      5,081      5,081         --            --
  Swap.................   43,826,692      43,570,176        256,516   (135,149)  (131,305)    (3,844)      185,375
  Options
    Buy................      460,332         460,332             --      3,142      3,142         --         8,137
    Sell...............      540,000         540,000             --     (3,275)    (3,275)        --       (10,311)
                         -----------     -----------     ----------   --------   --------   --------      --------
                          55,278,413      55,021,897        256,516   (130,300)  (126,456)    (3,844)      183,102
                         -----------     -----------     ----------   --------   --------   --------      --------
CURRENCY
  Forward..............    8,457,762       8,457,762             --     47,316     47,316         --        48,755
  Futures..............      191,373         191,373             --        455        455         --            --
  Swap.................   15,379,190      14,138,125      1,241,065    (12,130)    14,965    (27,095)     (122,831)
  Options
    Buy................      584,945         584,945             --     (3,209)    (3,209)        --         8,195
    Sell...............      797,837         797,837             --      3,843      3,843         --       (11,211)
                         -----------     -----------     ----------   --------   --------   --------      --------
                          25,411,107      24,170,042      1,241,065     36,275     63,370    (27,095)      (77,092)
                         -----------     -----------     ----------   --------   --------   --------      --------
STOCK PRICE INDEX
  Futures..............       13,779          13,779             --        550        550         --            --
  Options
    Buy................      121,779         121,779             --        504        504         --         9,239
    Sell...............      294,981         294,981             --     (1,877)    (1,877)        --       (15,298)
                         -----------     -----------     ----------   --------   --------   --------      --------
                             430,539         430,539             --       (823)      (823)        --        (6,059)
                         -----------     -----------     ----------   --------   --------   --------      --------
                         W81,120,059     W79,622,478     W1,497,581   W(94,848)  W(63,909)  W(30,939)     W 99,951
                         ===========     ===========     ==========   ========   ========   ========      ========

15.  EQUITY:

  PAID-IN CAPITAL
     The Bank increased and decreased its paid-in capital several times including a W3,000,000 million investment in kind by 127,086,334 shares of Korea Electric Power Corporation valued at W23,606 per share on June 20, 2001, W50,000 million cash injection on December 29, 2001, and the raising of W100,000 million and the reduction of W959,800 million paid-in capital for the year ended in December 31, 2000. Paid-in capital of the Bank as of June 30, 2003 is W7,161,861 million.

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                                 JUNE 30, 2003
                                  (UNAUDITED)

  CAPITAL SURPLUS

     In accordance with a resolution of the Board of Directors, the Bank decreased its paid-in capital used to offset accumulated deficit and the capital surplus of the Bank as of June 30, 2003 are as follows (Millions of Won):

                                                          DECREASE IN    OFFSETTED
                                                            PAID-IN     ACCUMULATED   CAPITAL
RESOLUTION OF BOARD OF DIRECTORS                            CAPITAL       DEFICIT     SURPLUS
--------------------------------                          -----------   -----------   -------
October 27, 1998........................................  W4,218,800    W4,184,046    W34,754
November 22, 2000.......................................     959,800       950,181      9,619
                                                          ----------    ----------    -------
                                                          W5,178,600    W5,134,227    W44,373
                                                          ==========    ==========    =======

  LEGAL RESERVE

     The Korea Development Bank Act requires the Bank to appropriate net income as a legal reserve. This reserve can be transferred to paid-in capital or used to offset accumulated deficit.

  OFFSETTING OF ACCUMULATED DEFICIT

     In accordance with the Korea Development Bank Act, the Bank offsets accumulated deficit with reserves. If reserves are insufficient to eliminate the accumulated deficit, the Korean Government should complement the deficiency. Offsetted accumulated deficit with the approval of the Korean Government since 2000 are as follows:

                                                                                      MILLIONS OF
YEAR                                              APPROVAL DATE        ACCOUNTS           WON
----                                            -----------------   ---------------   -----------
2000..........................................  February 28, 2001     Legal reserve   W  456,997
                                                                    Capital reserve      950,181
                                                                                      ----------
                                                                                      W1,407,178
                                                                                      ==========

16. OTHER NON-INTEREST REVENUE (EXPENSES):

     Other non-interest revenue (expenses) for the six-month period ended June 30, 2003 and 2002 comprise the following:

                                                                MILLIONS OF WON
                                                              -------------------
                                                                2003       2002
                                                              --------   --------
Other non-interest revenue
  Gain on foreign currency transactions.....................  W221,135   W119,228
  Reversal of provision for possible losses on guarantees
     outstanding............................................    15,773     47,706
  Trust account management revenue..........................    15,625         --
  Gain on valuation of hedged items.........................   251,551         --
  Others....................................................   110,834     51,426
                                                              --------   --------
                                                              W614,918   W218,360
                                                              ========   ========

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                                 JUNE 30, 2003
                                  (UNAUDITED)

                                                                MILLIONS OF WON
                                                              -------------------
                                                                2003       2002
                                                              --------   --------
Other non-interest expense
  Loss on foreign currency transactions.....................  W224,717   W339,389
  Donation..................................................    14,187         --
  Trust account management loss.............................        46         --
  Loss on valuation of hedged items.........................   135,190         --
  Others....................................................    29,258    112,623
                                                              --------   --------
                                                              W403,398   W452,012
                                                              ========   ========

17.  GENERAL AND ADMINISTRATIVE EXPENSES:

     General and administrative expenses for the six-month period ended June 30, 2003 and 2002 comprise the following:

                                                                MILLIONS OF WON
                                                              -------------------
                                                                2003       2002
                                                              --------   --------
Salaries....................................................  W 72,620   W 53,395
Retirement allowance........................................     9,427      7,589
Employee benefits...........................................     6,071     11,379
Rent........................................................     3,615      3,103
Depreciation................................................    10,313      9,384
Taxes and dues..............................................     4,561      4,521
Printing....................................................     1,859      1,715
Travel......................................................     1,348      1,561
Commission..................................................     4,115      3,936
Others......................................................    23,107     21,284
                                                              --------   --------
                                                              W137,036   W117,867
                                                              ========   ========

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                                 JUNE 30, 2003
                                  (UNAUDITED)

18.  NON-OPERATING INCOME (EXPENSES):

     Non-operating income (expenses) for the six-month period ended June 30, 2003 and 2002 comprise the following:

                                                                 MILLIONS OF WON
                                                               -------------------
                                                                 2003       2002
                                                               --------   --------
Non-operating income
  Gain on disposal of premises and equipment................   W    682   W     21
  Rental income.............................................        245        268
  Gain on disposal of loans.................................     10,291     55,119
  Gain on valuation of securities using the equity method...    281,230    405,371
  Gain on available-for-sale securities.....................     57,690    129,411
  Gain on disposal of securities under equity method........     93,743      4,033
  Others....................................................        947      1,464
                                                               --------   --------
                                                                444,828    595,687
                                                               --------   --------
Non-operating expenses
  Loss on disposal of premises and equipment................         36      6,604
  Loss on disposal of loans.................................      3,228    115,848
  Loss on available-for-sale-securities.....................    398,934    172,497
  Others....................................................      9,505      6,058
                                                               --------   --------
                                                                411,703    301,007
                                                               --------   --------
                                                               W 33,125   W294,680
                                                               ========   ========

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                                 JUNE 30, 2003
                                  (UNAUDITED)

19.  AVERAGE AMOUNTS OF ASSETS AND LIABILITIES RELATED TO INTEREST INCOME AND
     EXPENSES:

     Interest income or interest expenses and the average amounts of related assets or liabilities for the six-month period ended June 30, 2003 and 2002 are as follows (Millions of Won):

                                                     2003                               2002
                                       --------------------------------   --------------------------------
                                                        INTEREST INCOME                    INTEREST INCOME
                                       AVERAGE AMOUNT     OR EXPENSE      AVERAGE AMOUNT     OR EXPENSE
                                       --------------   ---------------   --------------   ---------------
Asset
  Due from banks.....................   W 1,663,052       W   16,390       W 2,356,050       W   34,813
  Securities.........................    13,018,589          303,229        12,320,560          339,636
  Loans..............................    45,517,976        1,052,226        44,846,576        1,298,904
  Others.............................                          9,822                              5,631
                                                          ----------                         ----------
                                                          W1,381,667                         W1,678,984
                                                          ==========                         ==========
Liabilities
  Deposits...........................   W 8,951,548       W  188,756       W 9,065,474       W  200,437
  Borrowings.........................    23,723,221          283,857        20,183,187          336,537
  Bonds..............................    34,739,003          893,991        36,691,731        1,058,182
  Others.............................                         10,839                             44,635
                                                          ----------                         ----------
                                                          W1,377,443                         W1,639,791
                                                          ==========                         ==========

20.  INCOME TAX EXPENSE:

     The statutory income tax rate applicable to the Bank, including resident tax surcharges, is approximately 29.7%.

     Income tax expense for the six-month period ended June 30, 2003 and 2002 comprise the following:

                                                               MILLIONS OF WON
                                                               ---------------
                                                                2003     2002
                                                               ------   ------
Income taxes payable........................................    W --     W --
Income taxes for overseas branches..........................     288      216
                                                                ----     ----
                                                                W288     W216
                                                                ====     ====

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                                 JUNE 30, 2003
                                  (UNAUDITED)

     The tax effect on major tax adjustments for the six-month period ended June 30, 2003 and 2002 comprise the following:

                                                                 MILLIONS OF WON
                                                               --------------------
                                                                 2003        2002
                                                               ---------   --------
Income before income tax expense............................   W(392,041)  W112,738
                                                               ---------   --------
Computed income tax at the expected statutory rate..........    (116,436)    33,483
                                                               ---------   --------
Temporary differences (tax effect):
  Provision for possible loan losses........................      53,872    (36,189)
  Provision for severance benefits..........................       1,117         --
  Loss on settlement of non-performing loans disposed.......     (36,682)    32,140
  Loss on investments using the equity method...............        (538)   (33,427)
  Write-off of loans........................................      60,402         --
  Provision for guarantees outstanding......................      (4,685)   (13,951)
  Impairment loss on equity securities......................     (55,175)    (2,036)
  Impairment loss on debt securities........................      19,315    (14,151)
  Present value discount....................................     (47,199)     7,092
  Others....................................................    (288,784)   470,979
                                                               ---------   --------
                                                                (298,357)   410,457
                                                               ---------   --------
Permanent differences (tax effect):
  Dividends received........................................     (12,367)   (34,716)
  Others....................................................      28,772        254
                                                               ---------   --------
                                                                  16,405    (34,462)
                                                               ---------   --------
Tax effect of operating loss carry-forward..................          --    409,478
                                                               ---------   --------
Income taxes payable........................................   W      --   W     --
                                                               =========   ========

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                                 JUNE 30, 2003
                                  (UNAUDITED)

     Changes in temporary differences for the six-month period ended June 30, 2003 are as follows (Millions of Won):

                                        BEGINNING                                  ENDING
                                         BALANCE      DECREASE      INCREASE       BALANCE
                                       -----------   -----------   -----------   -----------
Accrued severance benefits...........  W     5,605   W       794   W     4,554   W     9,365
Acquisition of shares of stock
  resulting from the transfer of
  capital surplus to common stock....       92,667            --           300        92,967
Loss on valuation of investment
  securities.........................       11,612        11,600            --            12
Gain on valuation of trading
  securities.........................     (160,546)      (12,055)       (5,169)     (153,660)
Impairment loss on investment equity
  securities.........................      788,510       435,936       250,160       602,734
Impairment loss on investment debt
  securities.........................      445,956        22,312        87,346       510,990
Present value discount...............      215,377       158,920            --        56,457
Provision for guarantees
  outstanding........................       63,223        63,223        47,450        47,450
Loss on investment valuation by the
  equity method......................   (1,168,487)   (1,168,487)   (1,170,299)   (1,170,299)
Provision for possible loan losses...      471,144       471,144       652,532       652,532
Loss on settlement of non-performing
  loans disposed.....................      208,358       208,358        84,848        84,848
Write-off of loans...................    1,772,698            --       203,374     1,976,072
Others...............................      731,583       536,233      (431,691)     (236,341)
                                       -----------   -----------   -----------   -----------
                                         3,477,700       727,978      (276,595)    2,473,127
Operating loss carry-forward.........    2,741,320            --     1,387,145     4,128,465
                                       -----------   -----------   -----------   -----------
                                         6,219,020       727,978     1,110,550     6,601,592
                                       ===========   ===========   ===========   ===========
Deferred income tax assets (2003)....  W 1,847,049   W   216,209   W   329,833   W 1,960,673
                                       ===========   ===========   ===========   ===========

     Considering the future deductibility of accumulated deficit and temporary differences from future taxable income, the Bank recorded deferred income tax assets amounting to W146,834 million out of the total future tax benefits of W1,847,049 million as of December 31, 2002 and W1,960,673 million as of June 30, 2003.

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                                 JUNE 30, 2003
                                  (UNAUDITED)

21.  ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES:

     Significant assets and liabilities denominated in foreign currencies as of June 30, 2003 and December 31, 2002 are as follows:

                                       THOUSANDS OF U.S.$(*)       MILLIONS OF WON EQUIVALENT
                                   -----------------------------   ---------------------------
                                       2003            2002            2003           2002
                                   -------------   -------------   ------------   ------------
(Assets)
Cash on hand.....................  US$     1,935   US$     1,540   W     2,309    W     1,849
Due from banks...................        691,789       1,369,083       825,373      1,643,448
Trading securities...............        360,587         323,884       430,216        388,790
Investment securities
  (available-for-sale)...........      2,054,131       1,748,506     2,450,784      2,098,907
Investment securities (held-to-
  maturity)......................        704,078         891,838       840,035      1,070,562
Investment securities using the
  equity method..................         99,520         113,774       118,738        136,574
Bills bought.....................      2,457,190       2,536,782     2,931,674      3,045,154
Call loans.......................      1,314,800         540,318     1,568,688        648,598
Loans............................     13,386,622      13,427,626    15,971,579     16,118,522
Domestic import usance bills.....      3,048,144       2,793,102     3,636,739      3,352,839
Other assets.....................      2,361,062       2,724,690     2,816,982      3,270,718
                                   -------------   -------------   -----------    -----------
                                   US$26,479,858   US$26,471,143   W31,593,117    W31,775,961
                                   =============   =============   ===========    ===========
(Liabilities)
Deposits.........................  US$   768,232   US$   536,105   W   916,578    W   643,540
Borrowings.......................     13,663,020      14,524,208    16,301,349     17,434,860
Bonds sold under repurchase
  agreements.....................        858,413         589,872     1,024,172        708,082
Call money.......................        195,939         269,026       233,775        322,939
Industrial finance bonds
  issued.........................      8,478,916       7,714,125    10,116,195      9,260,036
Other liabilities................      1,775,932       1,746,748     2,118,864      2,096,795
                                   -------------   -------------   -----------    -----------
                                   US$25,740,452   US$25,380,084   W30,710,933    W30,466,252
                                   =============   =============   ===========    ===========

------------

(*) Assets or liabilities denominated in foreign currencies other than in U.S. Dollars have been converted into U.S. Dollars by using the exchange rate in effect on June 30, 2003.

                           THE KOREA DEVELOPMENT BANK
          NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
                                 JUNE 30, 2003
                                  (UNAUDITED)

22.  RELATED PARTY TRANSACTIONS:

     Significant loans to related parties as of June 30, 2003 and December 31, 2002 are as follows:

                                                                  MILLIONS OF WON
                                                              -----------------------
                                                                 2003         2002
                                                              ----------   ----------
The KDB Capital Corp. ......................................  W  297,177   W  325,583
KDB Asia Limited Hong Kong..................................      23,862       24,008
Daewoo Shipbuilding & Marine Engineering Co., Ltd. .........     843,496      480,951
Daewoo Securities Co., Ltd. ................................     200,000      200,000
Pan Ocean Shipping Co., Ltd. ...............................     138,872      180,319
KDB Bank (Hungary) Ltd. ....................................      11,931           --
                                                              ----------   ----------
                                                              W1,515,338   W1,210,861
                                                              ==========   ==========

23.  OPERATING RESULTS OF TRUST ACCOUNTS:

     The income statement of the Trust Accounts for the six-month period ended June 30, 2003 and 2002 are as follows:

                                                                       MILLIONS OF WON
                                                              ---------------------------------
                                                                   2003              2002
                                                              ---------------   ---------------
(Revenue)
Interest income.............................................     W104,644          W 95,733
Gain from securities........................................      145,124            38,152
Others......................................................       22,701             5,003
                                                                 --------          --------
                                                                 W272,469          W138,888
                                                                 ========          ========
(Expenses)
Dividends of trust profits to beneficiaries.................     W164,713            73,135
Commissions paid............................................          333               143
Loss from securities........................................       65,035            37,290
Trust fee to the Bank.......................................       15,283            12,087
Provisions for possible loan losses.........................       22,325             6,155
Others......................................................        4,780            10,078
                                                                 --------          --------
                                                                 W272,469          W138,888
                                                                 ========          ========

24.  SUPPLEMENTAL CASH FLOW INFORMATION:

     Major transactions that do not involve cash inflows and cash outflows for the six-month period ended June 30, 2003 are presented as follows:

                                                              MILLIONS OF WON
                                                              ---------------
Loans converted to equity securities........................      W5,253

                             THE REPUBLIC OF KOREA

LAND AND HISTORY

  TERRITORY AND POPULATION

     Located generally south of the 38th parallel on the Korean peninsula, The Republic of Korea covers about 38,000 square miles, approximately one-fourth of which is arable. The Republic's population of approximately 48 million has a literacy rate of approximately 98%. The country's largest city and capital, Seoul, has a population of about 11 million people.

  POLITICAL HISTORY

     Dr. Rhee Syngman, who was elected president in each of 1948, 1952, 1956 and 1960, dominated the years after the Republic's founding in 1948. Shortly after President Rhee's resignation in 1960 in response to student-led demonstrations, a group of military leaders headed by Park Chung Hee assumed power by coup. The military leaders established a civilian government, and the country elected Mr. Park as President in October 1963. President Park served as President until his assassination in 1979 following a period of increasing strife between the Government and its critics. The Government declared martial law and formed an interim government under Prime Minister Choi Kyu Hah, who became the next President. After clashes between the Government and its critics, President Choi resigned, and General Chun Doo Hwan, who took control of the Korean army, became President in 1980.

     In late 1980, the country approved, by national referendum, a new Constitution, providing for indirect election of the President by an electoral college and for certain democratic reforms, and shortly thereafter, in early 1981, re-elected President Chun. Responding to public demonstrations in 1987, the legislature revised the Constitution to permit direct election of the President. In December 1987, Roh Tae Woo won the Presidency by a narrow plurality, after opposition parties led by Kim Young Sam and Kim Dae Jung failed to unite behind a single candidate. In February 1990, two opposition political parties, including the one led by Kim Young Sam, merged into President Roh's ruling Democratic Liberal Party.

     In December 1992, the country elected Kim Young Sam as President. The election of a civilian and former opposition party leader considerably lessened the controversy concerning the legitimacy of the political regime. President Kim's administration reformed the political sector and deregulated and internationalized the Korean economy.

     In December 1997, the country elected Kim Dae Jung as President. President Kim's party, the Millennium Democratic Party (formerly known as the National Congress for New Politics), formed a coalition with the United Liberal Democrats led by Kim Jong Pil, with Kim Jong Pil becoming the first prime minister in President Kim's administration. The coalition, which temporarily ended before the election held in April 2000, continued with the appointment of Lee Han Dong of the United Liberal Democrats as the Prime Minister in June 2000. The coalition again ended in September 2001.

     In December 2002, the country elected Roh Moo Hyun as President. President Roh began his term on February 25, 2003. The Roh administration has announced that its key policy priorities will include:

     - pursuing a flexible macroeconomic policy mix to ensure stable economic growth through balanced growth in domestic demand and exports;

     - nurturing emerging industries, encouraging research and development, and improving logistical infrastructure to maximize economic growth potential;

     - expanding the economic participation of women and the elderly, while establishing a sustainable social welfare system that is consistent with recent socio-economic progress;

     - continuing structural reforms that will result in a transparent, market-driven economy;

     -  continuing with inter-Korean cooperation; and

     - continuing with efforts to resolve the North Korea nuclear issue peacefully through various diplomatic channels.

GOVERNMENT AND POLITICS

  GOVERNMENT AND ADMINISTRATIVE STRUCTURE

     Governmental authority in the Republic is centralized and concentrated in a strong presidency. The President is elected by popular vote and can only serve one term of five years. The President chairs the State Council, which consists of the prime minister, the deputy prime ministers, the respective heads of Government ministries and the ministers of state. The President can select the members of the State Council and appoint or remove all other Government officials, except for elected local officials.

     The President can veto new legislation and take emergency measures in cases of natural disaster, serious fiscal or economic crisis, state of war or other similar circumstances. The President must promptly seek the concurrence of the National Assembly for any emergency measures taken; failing to do so automatically invalidates the emergency measures.

     The National Assembly exercises the country's legislative power. The Constitution provides for the direct election of about 85% of the members of the National Assembly and the distribution of the remaining seats proportionately among parties winning over 3% of the popular vote. National Assembly members serve four-year terms. The National Assembly enacts laws, ratifies treaties and approves the national budget. The executive branch drafts most legislation and submits it to the National Assembly for approval.

     The country's judicial branch comprises the Supreme Court, the Constitutional Court and lower courts of various levels. The President appoints the Chief Justice of the Supreme Court and appoints the other Justices of the Supreme Court upon the recommendation of the Chief Justice. All appointments to the Supreme Court require the consent of the National Assembly. The Chief Justice, with the consent of the other Supreme Court Justices, appoints all the other judges in Korea. Supreme Court Justices serve for six years; all other judges serve for ten years. Other than the Chief Justice, justices and judges may be reappointed to successive terms.

     The President formally appoints all nine judges of the Constitutional Court, but three judges must be designated by the National Assembly and three by the Chief Justice of the Supreme Court. Constitutional Court judges serve for six years and may be reappointed to successive terms.

     Administratively, the Republic comprises nine provinces and seven cities with provincial status: Seoul, Busan, Daegu, Inchon, Gwangju, Daejon and Ulsan. From 1961 to 1995, the national government controlled the provinces and the President appointed provincial officials. Local autonomy, including the election of provincial officials, was reintroduced in June 1995.

  POLITICAL ORGANIZATIONS

     Currently, there are three main political parties, the Grand National Party ("GNP"), the Millennium Democratic Party ("MDP") and the Uri Party ("UP") which is the current ruling party.

     As of December 29, 2003, the parties controlled the following number of seats in the National Assembly:

                                                              GNP   MDP   UP    OTHERS   TOTAL
                                                              ---   ---   ---   ------   -----
Number of Seats.............................................  148   60    47      16      271

  RELATIONS WITH NORTH KOREA

     Relations between the Republic and North Korea have been tense over most of the Republic's history. The Korean War of 1950-1953 began with the invasion of the Republic by communist forces from

North Korea and, following a military stalemate, an armistice was reached establishing a demilitarized zone monitored by the United Nations in the vicinity of the 38th parallel.

     North Korea maintains a regular military force estimated at more than 1,000,000 troops, mostly concentrated near the northern border of the demilitarized zone. The Republic's military forces, composed of approximately 690,000 regular troops and almost 3.1 million reserves, maintain a state of military preparedness along the southern border of the demilitarized zone. The United States currently maintains approximately 37,000 troops in the Republic.

     Over the last few years, relations between the Republic and North Korea have generally improved, despite occasional difficult periods, such as the June 1999 and June 2002 incidents during which several North Korean naval ships intruded on the northern boundary of the Republic's territorial waters, resulting in a series of hostile naval clashes, and the recent events relating to North Korea's nuclear program discussed below. The Government believes that general improvement in relations between the Republic and North Korea in the last several years has stemmed from expectations of increased economic cooperation. Trade between the two Koreas, which totaled US$287 million in 1995, increased to US$403 million in 2001. In November 1998, the Hyundai Group began operating tours for South Koreans to visit the Mount Kumgang region of North Korea after reaching an agreement for such tours with the North Korean government. In June 2000, then-President Kim Dae Jung met with North Korea's leader Kim Jong-Il in Pyongyang, North Korea. This was the first summit meeting between the leaders of the Republic and North Korea since the nation was divided in 1945. After four rounds of discussions, the summit meeting resulted in the joint announcement by then-President Kim Dae Jung and North Korea's leader Kim Jong-Il that the two nations had reached an accord to promote: (1) the autonomous pursuit of unification; (2) the reunion of separated families; (3) the promotion of economic cooperation and exchange in various fields; and (4) the continuation of dialogue to implement the accord. Since the summit, ten rounds of ministerial talks have been held through April 2003.

     In recent months, however, the level of tension between the two Koreas, as well as between North Korea and the United States, has increased. In response to North Korea's admission to the maintenance of a nuclear weapons program in breach of the peace accord executed in October 1994, the United States, Japan, the Republic and the European Union (which became party to the 1994 accord in November 2002) decided to suspend shipments of oil to North Korea called for by the 1994 accord and reiterated their demands for the dismantling of North Korea's nuclear weapons program. Following the suspension of oil shipments, North Korea removed seals and surveillance equipment from its Yongbyon nuclear power plant and evicted nuclear inspectors from the United Nations International Atomic Energy Agency (the "IAEA") in December 2002. In January 2003, North Korea announced its intention to withdraw from the Nuclear Non-Proliferation Treaty, refusing to abandon its nuclear power and arms program unless the United States were to execute a non-aggression pact. Media reports have stated that North Korea has reactivated a reactor at its main nuclear complex, the Yongbyon nuclear power plant. In February 2003, the IAEA referred the nuclear issue to the United Nations Security Council. In an effort to secure a peaceful negotiated resolution to these events, the two Koreas continue to hold ministerial talks. In addition, in April 2003, the United States, North Korea and China held tripartite discussions in an effort to resolve issues relating to North Korea's nuclear weapons program, during which North Korea reportedly admitted that it had already successfully developed nuclear weapons. Although both President Roh of the Republic and President Bush of the United States have pledged their support in principle to a peaceful resolution of the situation, there can be no assurance that the level of tension will not escalate and that such escalation will not have a material adverse impact on the Republic's economy or its ability to obtain future funding. In August 2003, the representatives of the Republic, the United States, North Korea, China, Japan and Russia held multilateral talks in an effort to resolve issues relating to North Korea's nuclear weapons program. While the talks concluded without resolution, participants in the August meeting indicated a further round of negotiations may take place in the future.

     Over the longer term, reunification of the two Koreas could occur. Reunification may entail a significant economic commitment by the Republic.

  FOREIGN RELATIONS AND INTERNATIONAL ORGANIZATIONS

     The Republic maintains diplomatic relations with most nations of the world, most importantly with the United States with which it entered into a mutual defense treaty and several economic agreements. The Republic also has important relationships with Japan and China, its largest trading partners after the United States.

     The Republic belongs to a number of supranational organizations, including:

     -  the International Monetary Fund (the "IMF");

     -  the World Bank;

     -  the Asian Development Bank (the "ADB");

     -  the Multilateral Investment Guarantee Agency;

     -  the International Finance Corporation;

     -  the International Development Association;

     -  the African Development Bank;

     -  the European Bank for Reconstruction and Development;

     -  the Bank for International Settlements; and

     -  the World Trade Organization (the "WTO").

     In September 1991, the Republic and North Korea became members of the United Nations. During the 1996 and 1997 sessions, the Republic served as a non-permanent member of the United Nations Security Council.

     In March 1995, the Republic applied for admission to the Organization for Economic Cooperation and Development (the "OECD"), which the Republic officially joined as the twenty-ninth regular member in December 1996.

THE ECONOMY

  ECONOMIC DEVELOPMENTS SINCE 1997

     In 1997 and 1998, a number of developments described below adversely affected the Korean economy. Korean companies, including the conglomerates known as "chaebols" that dominate the Korean economy, banks and other financial institutions struggled financially, and a significant number of them failed. Factors that contributed to the financial difficulties included excessive investment by Korean companies and high levels of debt, including debt denominated in foreign currencies, incurred by Korean companies. The economic difficulties of certain Southeast Asian countries beginning in 1997 also contributed to Korea's problems. During this period, the Republic experienced significant depreciation of the Won, increases in interest rates, volatile stock prices, as well as reductions in its foreign currency reserves and reduced liquidity in the economy. Reflecting these factors, in 1998, GDP contracted by 6.7% at constant market prices, the inflation rate rose to 7.5% from 4.4% in 1997 and the unemployment rate rose to 7.0% from 2.6% in 1997.

     However, the Korean economy recovered after 1998 and achieved an increase in GDP of 10.9% in 1999 at constant market prices. In addition, the Republic recorded a trade surplus of US$23.9 billion in 1999 as the Republic's economic recovery led to a 28.4% increase in imports and a 8.6% increase in exports. The Republic recorded GDP growth of 9.3% and a trade surplus of US$11.8 billion in 2000, GDP growth of 3.1% and a trade surplus of US$9.3 billion in 2001 and GDP growth of 6.3% (based on preliminary data) and a trade surplus of US$10.3 billion in 2002. At the same time, inflation has been managed at relatively low levels of 0.8% in 1999, 2.3% in 2000, 4.1% in 2001 and 2.7% in 2002. Moreover,
the unemployment rate has continued to decrease in each year since 1998, to 6.3% in 1999, 4.1% in 2000,

3.8% in 2001 and 3.1% in 2002. Based on preliminary data, GDP growth in the first half of 2003 was 2.7% at constant market prices. Based on preliminary data, the Republic's GDP grew approximately 1.9% in the second quarter of 2003, at constant market price, compared with the second quarter of 2002. In addition, based on preliminary data, GDP fell 0.7% in the second quarter of 2003 compared with the first quarter of 2003, which followed 0.4% fall in GDP in the first quarter of 2003 compared with the fourth quarter of 2002. Based on preliminary data, the Republic's GDP grew approximately 2.3% in the third quarter of 2003. Based on preliminary data, the Republic recorded a trade surplus of US$3.3 billion in the first half of 2003. In the first half of 2003, in the inflation rate was 3.0% and the unemployment rate was 3.3%.

     The following table sets forth information regarding certain of the Republic's key economic indicators for the periods indicated.

                                         AS OF OR FOR THE YEAR ENDED DECEMBER 31,           AS OF OR FOR THE
                                  -------------------------------------------------------   SIX MONTHS ENDED
                                   1997     1998      1999      2000     2001      2002      JUNE 30, 2003
                                  ------   -------   -------   ------   ------   --------   ----------------
                                      (IN BILLIONS OF DOLLARS AND TRILLIONS OF WON, EXCEPT PERCENTAGES)
GDP Growth(1)...................     5.0%     (6.7)%    10.9%     9.3%     3.1%       6.3%(2)         2.7%(2)
Inflation.......................     4.4%      7.5%      0.8%     2.3%     4.1%       2.7%          3.0%
Unemployment(3).................     2.6%      7.0%      6.3%     4.1%     3.8%       3.1%          3.3%
Trade Surplus...................   $(8.5)    $39.0)    $23.9    $11.8     $9.3      $10.3          $3.3(2)
Foreign Currency Reserves.......    $8.9     $48.5     $74.1    $96.2   $102.8     $121.4        $131.7
External Liabilities............  $159.2    $148.7    $137.1   $131.7   $118.8     $131.0        $144.0
Fiscal Balance..................   W(7.0)   W(18.8)   W(13.1)    W6.5     W7.3      W22.7(2)     --

------------

(1)  At constant market prices.

(2)  Preliminary.

(3)  Average for year.

     The Republic's economic and financial difficulties in 1997 and 1998 and its subsequent recovery are described in more detail below.

     Financial Condition of Korean Companies

     Beginning in early 1997, a significant number of Korean companies, including member companies of chaebol groups, experienced financial difficulties due to excessive investment in some industries, weak export prices and high levels of debt and foreign currency exposure. In addition, the widespread practice of cross guarantees among member companies of chaebols meant that the difficulties of financially weaker companies threatened the financially stronger companies as well. The reluctance and reduced ability of banks to renew or extend additional credit exacerbated these problems.

     Beginning in early 1997, a number of Korean companies failed, including companies in the Hanbo Group, the Sammi Group, the Kia Group, the Jinro Group, the Dainong Group, the Ssang Bang Wool Group, the New Core Group, the Tae-il Precision Group and the Halla Group. The series of major corporate failures in 1997 and 1998 contributed to increases in the Republic's unemployment rate, which rose to 8.5% as of January 31, 1999, but decreased to 3.1% as of December 31, 2002 due in large part to the Republic's economic recovery during the period. In the first half of 2003, the unemployment rate was 3.3%.

     In August 1999, Korean creditor financial institutions of the Daewoo Group agreed to enter into voluntary workout programs for twelve companies of the Daewoo Group. By the end of March 2000, these creditors approved the workout programs, which included spin-offs of certain Daewoo Group companies, debt-for-equity swaps, deferrals of principal and interest payments, reduction of interest rates and provision of new credits by existing creditors. In addition, by March 2000, The Korea Asset Management Corporation ("KAMCO") reached an agreement in principle with foreign creditor financial institutions of certain Daewoo Group companies to purchase the creditors' claims. An offer to purchase the claims of foreign creditors was commenced in May 2000, and approximately US$3.9 billion, or over 90% of eligible claims, was purchased by KAMCO by October 2000. By December 2000, Daewoo Corporation and Daewoo Heavy Industries Ltd. spun off their respective operations to newly established operating companies pursuant to their workout programs. By December 2002, nine Daewoo Group companies, including Daewoo Engineering & Construction Co., Ltd. and Daewoo International Corporation, each of which were spun-off from Daewoo Corporation, and Daewoo Shipbuilding & Marine Engineering Co., Ltd. and Daewoo Heavy Industries & Machinery, Ltd., each of which were spun-off from Daewoo Heavy Industries, have exited from their respective workout programs. Additionally, Daewoo Corporation and Daewoo Heavy Industries are currently in the process of liquidation. The workout programs for the remaining four Daewoo Group companies are ongoing. Further, Daewoo Motor Co., Ltd., Korea's second-largest automobile manufacturer, went under court receivership in November 2000 after it had failed to obtain additional loans from its main creditor banks and defaulted on its short-term payment of obligations. As the key element of the restructuring of Daewoo Motor, GM-Daewoo Auto and Technology ("GMDAT") was established in August 2002 pursuant to a master agreement between General Motors Corporation ("GM") and certain creditors of Daewoo Motor. In October 2002, GMDAT acquired certain assets of Daewoo Motor, and GMDAT commenced operation as a result of a final agreement reached by GM and the creditors. According to the master agreement, GM and GM's affiliates ultimately will own 67% of GMDAT and the creditors will own the remaining 33%. Pursuant to an agreement between GM and the creditors, the creditors agreed to extend US$2 billion in additional loans to GMDAT, of which certain creditors, including Woori Bank, Chohung Bank, Korea Exchange Bank and us, have agreed to provide loans to GMDAT at market interest rates and trade finance facilities in the aggregate amount of US$1.25 billion, including US$750 million in loans from us.

     In addition to the uncertainties concerning the prospects of the restructuring of the Daewoo Group companies discussed above, the possibility of financial difficulties for other conglomerates as well as Korean financial institutions may negatively affect the Korean economy. For example, the Hyundai Group has been reported to be struggling with its indebtedness, reported to amount to approximately US$30 billion, and Hyundai Group's Hyundai Engineering & Construction Co., Ltd. and Hynix Semiconductor Inc. (formerly known as Hyundai Electronics Industries Co., Ltd. and disaffiliated from Hyundai Group since June
2001) have been reported to be experiencing liquidity problems. In March, May and September 2001, creditor financial institutions of the Hyundai Group agreed to provide financial assistance by way of additional loans, extensions on maturities of various outstanding payment obligations, debt-for-equity swap transactions, guarantees of repayment obligations of overseas borrowings and injections of additional capital into the Hyundai Group companies. In addition, we established the "Fast Track Debenture Program" to support the corporate debenture market. Hyundai Engineering & Construction and Hynix Semiconductor were selected as companies to be included in this program, which commenced in January 2001 and ended in January 2002. Under this bond purchase program, selected companies became eligible to refinance through us up to 80% of the principal amount of their debentures maturing in 2001 through the issuance of new debentures to us at market interest rates. Despite a US$1.25 billion equity offering completed in June 2001, Hynix Semiconductor has been reported to continue to have financial difficulties. In October 2001, creditor financial institutions of Hynix Semiconductor decided to subject it to the Corporate Restructuring Promotion Act, which became effective in September 2001. The Corporate Restructuring Promotion Act allows creditor financial institutions of a troubled company to freeze and reschedule its debts (including provision of new credits) upon a resolution by creditors representing at least 75% of the entire claims amount, as part of efforts to sustain its operations. In June 2002, the creditor financial institutions converted W3.1 trillion in principal amount of Hynix Semiconductor convertible bonds into equity. As a result, the creditor financial institutions now control Hynix Semiconductor. The creditor financial institutions are reportedly considering a wide range of options with respect to Hynix Semiconductor. In November 2002, an agreement was signed among Hynix Semiconductor, Hyundai Display Technology, Inc. (a subsidiary of Hynix Semiconductor) and Beijing Orient Electronics Group with respect to the sale of Hyundai Display Technology's TFT-LCD business for US$380 million. The creditor financial institutions of Hynix Semiconductor agreed to extend US$180 million in loans, including US$100 million from us, to Beijing Orient Electronics Group in connection with its acquisition of the TFT-LCD business. The extension of the loans and closing of the sale and purchase of the TFT-LCD business was completed in January 2003. In December 2002, the creditor financial institutions of Hynix Semiconductor approved a plan that includes a 21:1 reverse stock split followed by a W1.9 trillion debt-for-equity swap and a rollover to the end of 2006 of W3.0 trillion of Hynix Semiconductor's debt. The plan subsequently was approved by Hynix Semiconductor's board of directors in January 2003. The reverse stock split was consummated in March 2003 and the debt-for-equity swap was consummated in April 2003.

     In March 2003, the principal creditor banks of SK Networks Co., Ltd., formerly known as SK Global Co., Ltd., commenced corporate restructuring proceedings against SK Networks after the company admitted that it had falsified its financial statements. The Korean financial markets have been adversely affected as a result. On October 27, 2003, SK Networks and its overseas subsidiaries completed the final major step in the restructuring of indebtedness of SK Networks and its overseas subsidiaries, including (i) the purchase of approximately $540 million of the $563 million of total indebtedness of its overseas subsidiaries held by non-Korean institutions (the "Foreign Exchange");
(ii) the purchase or inclusion in the restructuring plan of SK Networks under the Corporate Restructuring Promotion Act ("CRPA") of all of the approximately $126 million of indebtedness of its overseas subsidiaries held by Korean institutions (the "Korean Exchange"); and (iii) the entering into of the CRPA Implementation Agreement in respect of the restructuring of the approximately $1.7 billion of indebtedness of SK Networks. The Foreign Exchange provided for the assignment to SK Networks of indebtedness of its subsidiaries held by the participating creditors in exchange for 43% of the principal amount in promissory notes and 5% of the principal amount in the form of bonds with Warrants. Concurrent with the Foreign Exchange, all of the indebtedness of SK Networks and its overseas subsidiaries held by Korean financial institution creditors was resolved either through the Korean Exchange (on the same basic economic terms as the Foreign Exchange) or in accordance with the CRPA Implementation Agreement, entered into on October 27, 2003. Under the CRPA Implementation Agreement, all of the indebtedness of SK Networks held by the Korean financial institution creditors was converted into the shares of common stock, redeemable preferred stock and mandatory convertible bonds of SK Networks. SK Corp., which is the parent company of SK Networks, also converted approximately $760 million of its claims against SK Networks into the shares of common stock of SK Networks in connection with the CRPA Implementation Agreement.

     As of June 30, 2003, Hanaro Telecom, Inc., Korea's second largest Internet broadband service provider, had W1.7 trillion in outstanding debt, W300 million of which was due to mature by the end of 2003. On October 21, 2003, shareholders of Hanaro Telecom voted to sell a 39.6% controlling interest in the company to a consortium of investors led by American International Group, Inc. ("AIG") and Newbridge Capital, Inc. ("Newbridge Capital") for approximately $1.1 billion. Hanaro Telecom received the $1.1 billion payment on October 31, 2003.

     Commencing in the second half of 2003, LG Card Co., Ltd., Korea's largest credit card company in terms of both number of credit card holders and charge volume, has been experiencing significant liquidity problems. In November 2003, creditors of LG Card (including us) agreed to provide W2 trillion in new loans to enable LG Card to resume cash operations. Certain of LG Card's creditors (including us) also agreed to extend payments on existing debt for one year after the chairman of LG Group pledged his personal stake in LG Corp, the group holding company, as collateral. In December 2003, each of Woori Bank, Kookmin Bank and National Agricultural Cooperative Federation agreed to lend W100 billion to LG Card. These loans will be due in January 2004.

     The Government and the private sector have worked together to implement major reforms in the corporate sector. As part of the corporate sector response to the financial crisis, all forms of mergers and acquisitions, including hostile takeovers, were liberalized in May 1998. The Government also required each of the 64 largest chaebol groups to agree upon capital structure improvement plans with its lead creditor banks in 1998. These plans specified annual debt to equity ratio targets for each chaebol, identified its core business area and established divestiture plans for companies outside its core business areas.

     As a result, the average numbers of affiliates of chaebol groups decreased significantly since 1997 and the debt to equity ratio of listed companies, excluding financial institutions, improved significantly from 271.4% at the end of 1997 to 128.0% at the end of 2001. In addition, laws and regulations progressively limiting, and eventually eliminating, the provision of cross guarantees among chaebol affiliates were implemented.

     Financial Condition of Korean Banks and Other Financial Institutions

     The capital adequacy and liquidity of most Korean banks and other financial institutions have been adversely affected by the financial difficulties of corporate borrowers, high levels of short-term foreign currency borrowings from foreign financial institutions and the consideration of non-market oriented factors in making lending decisions.

     The Government in late 1997 and 1998 ordered the closing of many of the worst affected financial institutions. In addition, the Government became the controlling shareholder of four large commercial banks, Seoul Bank, Korea First Bank, Woori Bank and Chohung Bank, by recapitalizing them. In December 1999, the Government sold a controlling interest in Korea First Bank to Newbridge Capital, and subsequently, the Government extended an invitation to domestic and foreign financial institutions to bid for and acquire Seoul Bank. The Government selected Hana Bank as the acquirer and the Hana Bank-Seoul Bank merger was consummated in December 2002. The newly merged entity formed the Republic's third largest commercial bank in terms of total assets. In January 2003, Shinhan Financial Group Co., Ltd. was selected by the Public Fund Oversight Committee as the preferred bidder with respect to the sale of the Chohung Bank shares owned by the Government. In July 2003, the Government agreed to sell a controlling interest in Chohung Bank to Shinhan Financial Group and in August 2003, Shinhan Financial Group completed its acquisition of the Chohung Bank shares. In August 2003, Lone Star Funds, an investment firm based in the United States, agreed to buy a 51% stake in Korea Exchange Bank for approximately W1.4 trillion. In October 2003, Lone Star Funds completed its W1.07 trillion payment for new common shares of Korea Exchange Bank. Lone Star Funds paid an additional W308.3 billion to acquire existing shares of Korea Exchange Bank held by each of Commerzbank, formerly Korea Exchange Bank's largest shareholder, and the Export-Import Bank of Korea.

     Further, to enhance the competitiveness of the Republic's financial institutions, the Government passed a law in October 2000 permitting the establishment of financial holding companies. Pursuant to such legislation, the Government formed a financial holding company, of which the Government is currently the controlling shareholder and whose holdings include Woori Bank and several other Korean financial institutions. Korean banks have also pursued mergers and acquisitions. A merger between H&CB and Kookmin Bank was completed in October 2001, and the merged entity became the largest bank in the Republic in terms of total assets.

     The Government estimates that, as of December 31, 2002, banks and non-bank financial institutions held non-performing assets (defined to include loans and other credits on which interest had not been paid for at least three months) totaling approximately W31.8 trillion, compared to W39.1 trillion as of December 31, 2001. By June 30, 2003, the Non-Performing Asset Management Fund managed by KAMCO had purchased approximately W110.3 trillion in principal amount of non-performing assets from financial institutions for W39.8 trillion. The fund uses cash and three- to five-year Government-guaranteed notes to pay for its acquisitions.

     In recent years, credit card usage and consumer debt have increased substantially in Korea. These increases have recently been accompanied by a significant increase in the rate of delinquencies. The average delinquency rate among the Republic's nine credit card companies rose to 9.5% as of June 30, 2003 from 5.8% as of December 31, 2001. These events have adversely affected credit card companies' ability to raise funds. To stabilize the over-leveraged credit card industry, the Government has proposed an emergency package which would entail banks and other companies with credit card businesses making significant capital injections into their respective credit card affiliates.

     Foreign Currency Reserves and External Liabilities

     The Republic's foreign currency reserves have fluctuated in recent years. The Republic's foreign currency reserves fell 73.2% to US$8.9 billion as of December 31, 1997 from US$33.2 billion as of December 31, 1996, mostly due to repatriations by foreign investors of their investments in Korea, repayments of external debt, reduced availability of credit from foreign sources and intervention in the foreign currency market to stabilize the Won. The usable portion of the reserves, defined as the total foreign currency reserves less amounts on deposit with overseas branches of Korean financial institutions and swap positions between The Bank of Korea and other central banks, totaled only US$3.9 billion as of December 18, 1997.

     Since the end of 1997, however, the Government's usable foreign currency reserves have continued to increase, reaching US$150.3 billion as of November 30, 2003, primarily due to continued trade surpluses and capital inflows.

     The Republic's total external liabilities, using standards set by the IMF, totaled US$148.7 billion as of December 31, 1998, US$137.1 billion as of December 31, 1999, US$131.7 billion as of December 31, 2000, US$118.8 billion as of December 31, 2001 and US$131.0 billion as of December 31, 2002. Based on preliminary data, the Republic's total external liabilities, using standards set by the IMF, totaled US$144.0 billion as of June 30, 2003.

     Credit Rating Changes

     In October 1997, the Republic's long-term foreign currency rating ceiling on bond obligations, as announced by Moody's Investors Service, Inc., was A1 and its long-term foreign currency rating as announced by each of Standard & Poor's Ratings Services and Fitch International Banking Credit Agency was AA-. Since that time, the rating agencies have changed the country's ratings significantly. In 2002, Moody's upgraded the Republic's long-term foreign currency rating to A3, Fitch IBCA to A and Standard & Poor's to A-. In February 2003, Moody's Investor Services changed its outlook on the long-term foreign currency rating of Korea to negative from positive, citing heightened security concerns stemming from North Korea's nuclear weapons program and increased uncertainty regarding North Korea's actions and possible responses from the international community.

     The table below shows the credit ratings downgrades for the Republic from December 1997 to January 1998.

                                                                                             RATING
                                                                                          ------------
DATE             RATING AGENCY                          INSTRUMENT                        FROM    TO
----           -----------------  ------------------------------------------------------  -----  -----
December 1997  Moody's            Foreign currency rating on bond obligations             Baa2   Ba1
                                  Foreign currency rating for long-term bank deposits     Ba2    B1
               Standard & Poor's  Long-term foreign currency rating                       BBB-   B+
                                  Long-term local currency rating                         A-     BBB-
                                  Short-term foreign currency rating                      A-3    C
                                  Short-term local currency rating                        A-2    A-3
               Fitch IBCA         Long-term foreign currency rating                       BBB-   B-
January 1998   Moody's            Foreign currency rating for bank deposits               B1     Caa1

     The table below shows the credit ratings upgrades for the Republic from February 1998 to July 2002.

                                                                                            RATING
                                                                                        --------------
DATE               RATING AGENCY                        INSTRUMENT                      FROM      TO
----             -----------------    ----------------------------------------------    -----    -----
February 1998    Standard & Poor's    Long-term foreign currency rating                 B+       BB+
                                      Long-term local currency rating                   BBB-     BBB+
                                      Short-term foreign currency rating                C        B
                                      Short-term local currency rating                  A-3      A-2
                 Fitch IBCA           Long-term foreign currency rating                 B-       BB+
January 1999     Standard & Poor's    Long-term foreign currency rating                 BB+      BBB-
                                      Long-term local currency rating                   BBB+     A-
                                      Short-term foreign currency rating                B        A-3
                 Fitch IBCA           Long-term foreign currency rating                 BB+      BBB-
February 1999    Moody's              Foreign currency rating on bond obligations       Ba1      Baa3
                                      Foreign currency rating for long-term bank        Caa1     Ba2
                                      deposits
June 1999        Fitch IBCA           Long-term foreign currency rating                 BBB-     BBB
November 1999    Standard & Poor's    Long-term foreign currency rating                 BBB-     BBB
                                      Short-term local currency rating                  A-2      A-1
December 1999    Moody's              Foreign currency rating on bond obligations       Baa3     Baa2
March 2000       Fitch IBCA           Long-term foreign currency rating                 BBB      BBB+
November 2001    Standard & Poor's    Long-term foreign currency rating                 BBB      BBB+
March 2002       Moody's              Foreign currency rating on bond obligations       Baa2     A3
June 2002        Fitch IBCA           Long-term foreign currency rating                 BBB+     A
July 2002        Standard & Poor's    Long-term foreign currency rating                 BBB+     A-

     Interest Rate Fluctuations

     Due to adverse economic conditions, the depreciation of the Won and the Government's reform policy, interest rates payable by Korean borrowers increased substantially, both domestically and internationally, in late 1997 and 1998. The average annual interest rate on three-year Won-denominated, non-guaranteed corporate bonds rose from 12.6% as of September 30, 1997 to 29.0% as of December 31, 1997. Since the fourth quarter of 1998, interest rates have fallen significantly, primarily driven by improved economic conditions and The Bank of Korea interest rate policy. The average interest rate on three-year Won-denominated, non-guaranteed corporate bonds fell to 6.5% as of December 23, 2003. Internationally, the spreads over United States treasury bonds on benchmark dollar-denominated bonds issued by the Republic and Korean financial institutions and companies have improved since the second half of 1998. If interest rates were to rise significantly in the future, the debt service costs of Korean borrowers and the possibility of defaults on debt repayments may increase.

     Exchange Rate Fluctuations

     Due to adverse economic conditions and reduced liquidity, the value of the Won relative to the U.S. dollar and other major foreign currencies declined substantially in 1997 but generally rose in 1998. Because of market pressure, in December 1997, the Government allowed the Won to float freely. The market average exchange rate as announced by the Seoul Money Brokerage Services Ltd. (formerly the Korea Financial Telecommunications and Clearings Institute) was W1,415.2 to US$1.00 on December 31, 1997, compared to W914.8 to US$1.00 on September 30, 1997. The Won's sharp depreciation resulted from, among other things, significant demand for U.S. dollars and other major foreign currencies by Korean financial institutions and companies to repay their foreign currency debts, deteriorating foreign currency holdings of the Republic's financial institutions, credit rating downgrades experienced by the Republic and Korean financial institutions and corporations, as well as other external factors, including currency turmoil in Southeast Asian countries.

     Due to improved economic conditions and continued trade surpluses, the Won has generally appreciated against the U.S. dollar since the end of 1997, and as of December 23, 2003, the market average exchange rate was W1,195.8 to US$1.00.

     Won depreciation increases substantially the amount of Won revenue needed by Korean companies to repay foreign currency-denominated debt, increases the possibility of defaults and results in higher prices for imports, including key raw materials such as oil, sugar and flour. On the other hand, Won appreciation generally has an adverse effect on exports by Korean companies.

     Stock Market Volatility

     The Korea Composite Stock Price Index declined by over 56% from 647.1 on September 30, 1997 to 280.0 on June 16, 1998. The index recovered to 937.6 on April 18, 2002, but fell to 801.9 on December 23, 2003, which still represented an increase of 186.0% since June 16, 1998.

     Significant sales of Korean securities by foreign investors and the repatriation of the sales proceeds could drive down the value of the Won, reduce the foreign currency reserves held by financial institutions in the Republic and hinder the ability of Korean companies to raise capital.

  INITIAL REFORM EFFORTS IN 1997

     In response to the economic difficulties experienced in 1997, the Government implemented a range of measures to restore the confidence of financial market participants in Korea by strengthening the country's economic fundamentals.

     The Government focused its reform measures on restructuring the country's financial sector. In April 1997, a presidential committee introduced short-term reform measures, including:

     - allowing commercial banks, securities firms and insurance companies to compete;

     - permitting the issuance of financial debentures by commercial banks and securities firms;

     -  increasing the size of deposit insurance funds;

     -  improving public disclosure systems and accounting standards; and

     -  eliminating interest rate controls.

     In June 1997, the Government announced medium- and long-term measures relating to the restructuring of The Bank of Korea and financial institution supervisory systems. The Government accelerated implementation of these measures in connection with the IMF financial aid package and related reforms. For a more extensive discussion of these measures, see "The Republic of Korea--The Economy--Post-IMF Reforms--Financial Sector Restructuring".

     To support troubled financial institutions and to stabilize the Republic's financial markets, in August 1997, the Government announced a financial aid package, including special loans and other measures, for certain commercial and merchant banks with large amounts of bad loans. The Government also announced measures to increase the Republic's foreign currency reserves, including guaranteeing the overseas foreign currency borrowings of Korean commercial banks.

     In October 1997, the Ministry of Finance and Economy established the Non-Performing Asset Management Fund to assist certain commercial banks and other financial institutions. The ministry restructured and expanded KAMCO in November 1997 and mandated it to manage the Non-Performing Asset Management Fund and purchase and dispose of non-performing assets of financial institutions. In December 1998, the Government increased the size of the Non-Performing Asset Management Fund to approximately W33.6 trillion, funded by W32.5 trillion in proceeds from the issuance of Government guaranteed bonds, a W0.5 trillion loan from The Korea Development Bank and a W0.6 trillion contribution from other financial institutions. In August 1999, W12.0 trillion of the Non-Performing Asset

Management Fund was transferred to the Deposit Insurance Fund. The size of the Non-Performing Asset Management Fund was approximately W22.0 trillion as of December 31, 2002.

     The Non-Performing Asset Management Fund has purchased non-performing assets from commercial banks and other financial institutions since 1997 as follows:

                                                         1997   1998   1999   2000   2001   2002
                                                         ----   ----   ----   ----   ----   ----
                                                                   (TRILLIONS OF WON)
Face value of non-performing assets purchased..........   11     33     18     33     6      4
Amount paid for these non-performing assets............    7     12      4     13     2      1

     The fund uses cash and three- to five-year Government guaranteed notes to pay for its acquisitions.

     As uncertainty about the stability of the Republic's financial markets persisted, in November 1997, the Government announced additional comprehensive measures to aid the financial sector, including:

     - providing faster settlement of bad loans purchased by KAMCO from financial institutions;

     -  offering incentives for financial institutions to merge;

     - requiring the merger of certain troubled financial institutions with other financial institutions;

     -  monitoring the condition of individual financial institutions;

     - insuring all amounts deposited with banks, non-bank financial institutions, and securities investment companies, and all amounts due from life insurance companies, until the end of 2000;

     - increasing the daily exchange rate band within which the Won may float from 2.25% to 10% (the band was subsequently removed); and

     - exploring the expansion of the Republic's foreign currency borrowings from international capital markets.

  IMF FINANCIAL AID PACKAGE

     To help address the country's liquidity crisis and its generally difficult economic situation, the Government sought assistance from the IMF in November 1997 and reached agreement with the IMF on an aid package in December 1997. The aid package called for the Republic to receive loans totaling US$58 billion from the IMF, the World Bank, the ADB and the governments of certain countries, subject to compliance with several conditions. The loans helped to increase the Republic's foreign currency reserves and support the Republic's banking sector.

     The aid package consisted of US$21.0 billion over three years from the IMF in standby credits (approximately US$19.5 billion of which was disbursed), US$10.0 billion from the World Bank to support specific structural reform programs (US$7.0 billion of which was disbursed) and US$4.0 billion from the ADB to support policy and institutional reforms (US$3.7 billion of which was disbursed). In addition, Japan, the United States, France, Germany, the United Kingdom, Italy, Australia, Canada, Belgium, the Netherlands, Sweden, Switzerland and New Zealand pledged supplemental financing totaling approximately US$23 billion; Korea did not utilize any of the supplemental financing.

     Korea had repaid all of the amounts borrowed from the IMF by August 2001, approximately three years ahead of schedule. As to the amounts borrowed from the World Bank and the ADB, US$5.2 billion and US$3.7 billion, respectively, were still outstanding as of June 30, 2003.

  POST-IMF REFORMS

     Since 1998, the Government has implemented comprehensive programs for economic reform and recovery aimed at rectifying the causes of the economic and financial difficulties experienced in 1997 and 1998. The key measures implemented and the results that have been achieved are discussed below.

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

     Financial Sector Restructuring

     General Goals. Beginning in late 1997, the Government undertook a comprehensive restructuring of its financial sector with the following goals:

     - improving supervision of the financial sector and strengthening the legal and regulatory framework for such supervision;

     - conforming accounting standards and disclosure rules to international "best practices";

     - requiring the audit of large financial institutions by internationally recognized accounting firms following auditing standards reflecting international "best practices";

     - upgrading the standards of prudential supervision applicable to financial institutions;

     -  strengthening risk management; and

     - introducing a stronger market orientation in the activities of financial institutions.

     Financial Support for Financial Institutions. To support troubled financial institutions, the National Assembly in December 1997 authorized guarantees of up to US$20 billion of external debt of Korean banks, and in January 1998, additional guarantees of up to US$7 billion of external debt of Korean commercial and merchant banks and up to US$8 billion of external debt of The Bank of Korea. The Government used the guarantees to help Korean financial institutions with their short-term foreign currency debt. In January 1998, the Government reached agreement with 13 international creditor banks to extend the maturity of short-term foreign currency obligations incurred by certain Korean financial institutions by replacing them with one-, two- and three-year loans guaranteed by the Government. In March 1998, 134 creditor banks tendered US$21.8 billion of eligible short-term debt in exchange for the guaranteed loans. The banks received the following guaranteed loans:

TERM OF LOAN           PRINCIPAL AMOUNT     INTEREST RATE
------------           ----------------     -------------
One year               US$3.8 billion       225 basis points above the six-month London
                                            Interbank Offered Rate ("LIBOR")
Two years              US$9.8 billion       250 basis points above six-month LIBOR
  Three years          US$8.3 billion       275 basis points above six-month LIBOR

     The two- and three-year loans were permitted to be prepaid at the option of the obligors prior to maturity in whole or in part without premium or penalty. The Korean financial institution obligors of the new loans paid fees to the Government in return for the guarantees. All of the loans have since been repaid.

     In December 1997, the Public Money Management Fund, which manages public funds, including pension funds of civil servants, acquired approximately W4.4 trillion of subordinated bonds from 27 Korean financial institutions to supplement their capital base. In addition, The Bank of Korea in December 1997 placed a substantial portion of its official reserves on deposit with overseas branches of Korean banks.

     Legislation. In connection with restructuring the financial sector of the Republic, the following measures have been adopted through legislation by the National Assembly:

     - amending The Bank of Korea Act to provide for the central bank's independence, with price stability as its main mandate;

     - establishing the Financial Supervisory Commission in April 1998 to supervise and regulate all financial institutions in Korea and establishing in January 1999 the Financial Supervisory Service as the Financial Supervisory Commission's executive arm, thereby consolidating the functions of a number of previous regulatory bodies;

     - introducing measures to deal effectively with unsound financial institutions, including reducing the capital of financially troubled institutions and allowing for capital injections by the Government on a case-by-case basis;

     - consolidating various deposit insurance institutions into the Korea Deposit Insurance Corporation ("KDIC") and expanding the sources of funding for deposit insurance;

     - repealing the Republic's usury law that had previously established a legal maximum interest rate at a ceiling of 40% per annum;

     - allowing foreign financial institutions to merge with and acquire domestic financial institutions;

     - strengthening confidentiality protections for private financial transactions;

     - requiring specialized banks and development institutions to comply with the same prudential standards as commercial banks and the same external audit requirements as other financial institutions;

     - amending the Republic's deposit insurance system, so that all amounts deposited with Korean banks, financial institutions, securities companies and insurance companies by July 31, 1998, plus interest, would be insured until the end of the year 2000. After December 31, 2000, all deposits at any single financial institution are insured only up to W50 million regardless of the amount deposited; and

     - introducing audit committees, compliance officers and internal compliance rule systems to various financial institutions.

     Restructuring and Recapitalizing the Financial Institutions Sector. Since December 1997, the Government has been restructuring and recapitalizing troubled financial institutions, including closing insolvent financial institutions and those failing to carry out rehabilitation plans within specified periods.

     In particular:

     - The Government became the controlling shareholder of Korea First Bank, Seoul Bank, Woori Bank and Chohung Bank by recapitalizing them. In December 1999, the Government sold a controlling interest in Korea First Bank to Newbridge Capital and, in September 2002, the Government selected Hana Bank as the acquirer of Seoul Bank. Hana Bank and Seoul Bank merged in December 2002. In January 2003, Shinhan Financial Group was selected by the Public Fund Oversight Committee as the preferred bidder with respect to the sale of the Chohung Bank shares owned by the Government. In July 2003, the Government agreed to sell a controlling interest in Chohung Bank to Shinhan Financial Group and in August 2003, Shinhan Financial Group completed its acquisition of the Chohung Bank shares. In August 2003, Lone Star Funds, an investment firm based in the United States, agreed to buy a 51% stake in Korea Exchange Bank for approximately W1.4 trillion. In October 2003, Lone Star Funds completed its W1.07 trillion payment for the new common shares of Korea Exchange Bank. Lone Star Fund paid an additional W308.3 billion to acquire existing shares of Korea Exchange Bank held by each of Commerzbank, formerly Korea Exchange Bank's largest shareholder, and the Export-Import Bank of Korea.

     - In June 1998, the Financial Supervisory Commission, after reviewing the restructuring plans submitted by 12 commercial banks (not including Seoul Bank and Korea First Bank) that had failed to meet Bank of International Settlement capital adequacy standards as of December 31, 1997, ordered the suspension of operations of five commercial banks and the assignment of their assets and liabilities to five other commercial banks and KAMCO. KAMCO granted the five purchasing banks "putback" options if the assets deteriorated within six months from the purchase. The five banks also received compensation from KDIC for certain losses arising from the purchase and assumption of the assets and liabilities. In addition, KDIC injected capital into the purchasing banks by buying subordinated bonds or stocks. The Government allowed the seven other commercial banks to continue operations after they submitted revised restructuring or rehabilitation plans. The Government has continued to monitor the implementation of the restructuring plans and rehabilitation measures;

     - Through August 2001, 15 insurance companies have gone through restructuring. Two surety companies merged to form Seoul Guaranty Insurance Corporation;

     - Through December 2001, seven securities companies, a securities investment trust company, 122 mutual savings and finance companies, seven securities investment trust management companies and 407 credit unions have been closed. One securities company dissolved voluntarily. Additionally, the Government has overseen the demerger of three securities investment trust companies pursuant to which each such securities investment trust company was divided into two companies, i.e., a securities company and a securities investment management company; and

     - The Government required the Republic's merchant banks to achieve a capital adequacy ratio of 8% and through December 2001 closed 28 merchant banks which failed to meet such ratio. Six unsound merchant banks were merged into other financial institutions in line with the Government's restructuring policy. As of December 31, 2002, the number of the Republic's merchant banks decreased to three compared with 30 as of December 31, 1997.

     In 1999, (1) Boram Bank merged into Hana Bank, (2) Kangwon Bank, Hyundai International Merchant Bank and Chungbuk Bank merged into Chohung Bank, (3) Hanil Bank and the Commercial Bank of Korea merged to form Hanvit Bank and (4) Korea Long Term Credit Bank merged into Kookmin Bank.

     In 1999, 2000 and 2001, the Government injected public funds through KDIC in the aggregate amount of W3.55 trillion into Korea Life Insurance Co., Ltd. and in the aggregate amount of W10.25 trillion into Seoul Guaranty Insurance Corporation for recapitalization. In April 2000, the Government entered into agreements with each of Korea Life Insurance Co., Ltd. and Seoul Guaranty Insurance Corporation for the implementation of its management normalization plan. In December 2002, 51% of Korea Life Insurance Co., Ltd. held by KDIC was sold to a consortium of buyers led by the Hanwha Group for approximately US$686 million.

     The Financial Supervisory Commission generally has expected banks to adhere to a specific timetable to achieve specified performance objectives, including:

     -  improving their capital ratios to 6% by March 1999 and to 8% by March
        2000;

     - improving operating performance to enhance risk management and profitability; and

     -  continuing to identify and resolve non-performing loans.

     The Financial Supervisory Commission also encouraged banks to increase their capital ratios to 10% by December 2000.

     Regional banks that do not engage in international lending and national banks that do not lend in excess of W5 billion to individual corporate borrowers and do not engage in international lending were required to improve their capital ratios to 4% by March 1999, 6% by March 2000 and 8% by December 2000.

     In June 2000, in an effort to enhance the international competitiveness of the Republic's banks, the Government announced a plan to implement the second-phase restructuring of the Republic's banks under the following principles:

     - The Government would create various systematic frameworks, including one for financial holding companies;

     - Banks which are not the recipients of the public funds may implement their own restructuring; and

     - The Government would take initiatives in the restructuring of the banks that have received public funds or in which the Government has controlling stakes.

     During 2000, the Government announced further details of the second-phase restructuring plan for the banks and required seven commercial banks, including Chohung Bank, Woori Bank, Korea Exchange Bank, Peace Bank of Korea, Kwangju Bank, Cheju Bank and Kyungnam Bank, into which the Government had injected public funds or which did not satisfy the minimum 8% BIS capital adequacy ratio, to submit their respective management improvement plans. The Government thereafter approved the management improvement plans submitted by Chohung Bank and Korea Exchange Bank. With respect to the management improvement plans submitted by the remaining five commercial banks, the Government approved them on the condition that they become a subsidiary of a financial holding company, of which the Government is the controlling shareholder. Four of these five commercial banks became subsidiaries of such financial holding company, which was established in March 2001. In May 2002, the remaining commercial bank, Cheju Bank, became a subsidiary of Shinhan Financial Group, a financial holding company formed by Shinhan Bank, in September 2001. Korean banks have also pursued mergers and acquisitions. A merger between H&CB and Kookmin Bank was completed in October 2001 and the merged entity became the largest commercial bank in the Republic in terms of total assets. Hana Bank and Seoul Bank merged in December 2002 to create the third largest commercial bank in the Republic in terms of total assets. In 2003, the Government sold its interests in Chohung Bank and Lone Star Funds completed its acquisition of the Korea Exchange Bank shares as discussed above.

     The Government released a white paper on the creation, operation and recovery of public funds. According to the white paper and subsequent release, as of December 31, 2002, the Government had injected public funds in the aggregate of W104.0 trillion in the form of bonds issued by KAMCO and KDIC and guaranteed by the Government, and had spent an additional W55.0 trillion for the restructuring of the Republic's financial sector. KAMCO had spent approximately W39.1 trillion (W20.5 trillion by issuance of bonds with the Government's guarantee), as of December 31, 2002 to purchase non-performing assets from financial institutions, and KDIC had spent approximately W100.9 trillion (W83.5 trillion by issuance of bonds with government guarantees), as of December 31, 2002, to recapitalize banks and life insurance companies, compensate certain banks and life insurance companies for their losses incurred in acquiring assets and liabilities of other banks and life insurance companies and to pay deposits amounts to depositors of certain failed financial institutions. Through December 31, 2002, KAMCO had recovered W30.1 trillion from the disposition of assets purchased with public funds, and KDIC had recovered W17.1 trillion from the disposition of assets purchased with public funds.

     In January 2000, the Government announced its intention to restructure securities investment trust companies, including the recapitalization of Korea Investment Trust Co., Ltd. and Daehan Investment Trust Co., Ltd., the two largest securities investment trust companies in Korea. The Government injected public funds in the amount of W7.9 trillion into Korea Investment Trust and Daehan Investment Trust from late 1999 to June 2000. These companies had large exposures to corporate bonds and commercial paper issued by the companies of the Daewoo Group, and the Government also provided liquidity support in February 2000 to these companies in connection with the redemption required by the account holders of certain investment trust products sold by them. Each of Korea Investment Trust and Daehan Investment Trust was divided into a securities company and an investment trust management company.

     Hyundai Investment Trust Securities Co., Ltd., an affiliate of the Hyundai Group, also experienced financial difficulties as a result of having a large exposure to debentures issued by the companies of the Daewoo Group. The Hyundai Group entered into an agreement with the Financial Supervisory Service for the normalization of Hyundai Investment Trust Securities in May 2000 and announced a plan to recapitalize Hyundai Investment Trust Securities in June 2000. The Government is currently seeking other foreign financial organizations that are interested in acquiring interests in Hyundai Investment Trust Securities and its subsidiary investment trust management company.

     In September 2001, the Corporate Restructuring Promotion Act became effective. The Corporate Restructuring Promotion Act allows creditor financial institutions to freeze and restructure the debt of a financially troubled company that is unable to repay the borrowings from the financial institutions without additional credit support, upon a resolution by the financial institutions representing at least 75% of the entire claims amount. A creditor financial institution which has not participated in the relevant creditor committee or is opposed to the resolutions of the creditor committee (in respect of the commencement of the management of a failing company, the restructuring of the failing company's debt or the provision of new credits) may request the creditor committee to purchase its claims against the failing company, and the creditor financial institutions that have approved the relevant resolution are required to purchase such claims, or the relevant creditor committee may request KAMCO, KDIC or other resolution financial institutions under the Depositor Protection Act or any other institution designated by the creditor committee to purchase such claims, at a price to be negotiated with the financial institution making the purchase request. The Corporate Restructuring Promotion Act is scheduled to expire on December 31, 2005.

     Trade Liberalization

     The Republic agreed with the WTO to eliminate trade-related subsidies by the end of 1998 and phase out the import diversification program, which limits certain imports mainly from Japan, by the end of 1999. The Government abolished one type of trade-related subsidy in January 1998, and in March 1998 the National Assembly passed a bill abolishing two additional subsidies and revising the terms of another subsidy. The Government phased out the import diversification program in June 1999.

     In January 1998, the Government reduced the number of items subject to adjustment tariffs, and in August 1998, it submitted to the IMF a plan to streamline and improve the transparency of import certification procedures.

     In February 2003, the Korea-Chile Free Trade Agreement ("Korea-Chile FTA") was signed between the Republic of Korea and the Republic of Chile. Under the Korea-Chile FTA, the two nations have agreed to progressively eliminate customs duties on goods (except certain goods which are subject to further negotiations) originating from the other in accordance with a specific tariff elimination schedule. The completion of the Korea-Chile FTA is subject to the Korean National Assembly's ratification.

     Foreign Investment Liberalization

     The Government gradually has removed restrictions on foreign investment and capital market activities. In December 1997, the Government allowed foreigners, whether individually or in the aggregate, to acquire beneficial ownership of up to 50% of any class of shares listed on the Korea Stock Exchange. The Government eliminated, with certain limited exceptions, the aggregate and individual foreign ownership limits in May 1998. In addition, in July 1998, the Government eliminated all investment ceilings on the purchase by foreigners of all types of listed or unlisted bonds and later allowed foreign investment in the Government and corporate bonds, in money market instruments issued by corporations, including commercial paper, in certificates of deposit and in repurchase agreements.

     The Government also issued clear guidelines on the investment by foreign financial institutions in the equity securities of Korean financial institutions and, in March 1998, allowed foreign banks and brokerage houses to establish subsidiaries in Korea, subject to guidelines established by the Ministry of Finance and Economy.

     In July 1998, the Government permitted domestic corporations to directly incur long-term external debt through commercial loans or foreign-currency denominated bond offerings. This approach deviated from the traditional Korean policy of channeling international borrowings through domestic financial institutions for on-lending to the corporate sector.

     Corporate Governance and Corporate Structure

     In line with the agreement with the IMF, the Government has been stressing increased transparency in corporate governance, in particular through improved accounting, disclosure and auditing standards.

     In line with the Government's reform policy, in late 1997 and 1998, the National Assembly passed a broad range of measures restructuring the corporate and financial sectors, including:

     - providing tax benefits, such as tax deferrals or exemptions, for mergers and acquisitions occurring as part of a corporate restructuring;

     - rendering interest expenses on excessive corporate borrowing not deductible for tax purposes beginning in the year 2000 to discourage excessive borrowing;

     - raising the foreign investor shareholding threshold which requires board approval from the target company from 10% to one-third of the company's outstanding shares to facilitate the acquisition of Korean companies by foreign investors (the board approval requirement was subsequently abolished, thus opening the possibility of hostile takeovers of local companies by foreigners);

     - repealing the mandatory tender offer rule, which previously had required any acquirer of 25% or more of shares of a corporation listed on the Korea Stock Exchange or registered in the KOSDAQ Stock Market, Inc. to make a tender offer bid for more than 50% of the target company's shares;

     - repealing the ceiling on the amount of its own shares that a listed company may hold;

     -  strengthening legal protection for minority shareholder interests;

     - requiring the preparation of amending the Republic's insolvency laws, including creating a "management committee" composed of qualified professionals to assist the district courts' handling of the management of insolvent companies, limiting the availability of composition proceedings to large-sized companies by reinforcing eligibility requirements and expediting the time frames applicable to corporate reorganization and composition proceedings;

     - phasing out by March 2000 outstanding cross-guarantees by one chaebol member of its affiliates' indebtedness and prohibiting the issuance of new cross-guarantees;

     - requiring filing of quarterly reports by listed companies commencing year 2000;

     -  requiring audit committees at Korean companies;

     - adopting a new foreign investment law to facilitate foreign investment by streamlining the investment procedure;

     - adopting a law to facilitate the securitization of assets held by the Republic's corporations and financial institutions; and

     - providing the Financial Supervisory Commission with greater authority to require the restructuring of the Republic's financial institutions.

     Furthermore, in 2000 and 2001, the Korean Securities and Exchange Act were amended several times in order to enhance transparency in corporate governance. Under such amendments, certain companies listed on the Korea Stock Exchange or registered on the KOSDAQ are required to establish audit committees and all companies listed on the Korea Stock Exchange as well as certain companies registered on the KOSDAQ are required to appoint a specified number of independent outside directors. Such amendments also elaborate the criteria for eligibility for appointment as independent outside director and the procedures by which such outside directors must be nominated and elected.

     In 1998, the Government arranged for US$3.3 billion of trade financing, with maturities of up to one year, for small- and medium-sized companies and larger companies not affiliated with the top five chaebols. In addition, in 1999, the Government increased the amount of credit guarantees available for small- and medium-sized companies by W24.0 trillion.

     Labor Market Reform

     Since January 1998, the Government has revised the unemployment insurance system by, among other things:

     - expanding coverage to workers in all companies (with a few statutory exceptions) starting October 1998;

     - increasing minimum benefits to 50% of average monthly wage (based on the most recent 12-month period), starting March 1998 and 90% of minimum hourly wage, starting January 2000;

     - extending eligibility from March 1998 for unemployment compensation to those workers who paid unemployment insurance premiums for only six months as opposed to 12 months; and

     - increasing the minimum benefit period from 60 to 90 days, beginning in January 2000.

     In April 1999, unemployment insurance benefits became available to workers in companies with fewer than five employees and to part-time and temporary workers. The Government estimated that approximately 360,000 individuals received W839.3 billion of unemployment benefits in 2002. As of June 30, 2003, the Government has estimated that approximately 250,000 individuals received W466.1 billion of unemployment benefits in the first half of 2003.

     In January 1998, a tripartite committee of representatives of labor unions, corporations and the Government was established to implement key labor reforms. In February 1998, the committee reached agreement on over 100 labor issues and agreed to implement labor reform measures, including:

     - amending the labor laws to enable corporations to lay off workers for business reasons;

     -  permitting, starting July 1999, the formation of teachers' unions; and
     -  allocating up to W5 trillion to stabilize the labor market.

     The agreement calls for companies to make all reasonable efforts to avoid layoffs, consult with a representative of the employees 60 days before the planned layoffs, notify the Ministry of Labor about the planned layoffs, select workers to be laid off based on a fair and rational standard and make an effort to rehire the laid-off workers when business conditions improve. The Government endorsed the agreement, and the National Assembly passed legislation regarding the labor reform measures in February 1998.

     Since the agreement was announced, one of the labor unions whose representative participated in the committee rejected certain terms of the agreement and called for a nationwide strike. Although the strike was subsequently canceled, members of the union vowed to resist the labor reform measures, including the layoff of workers for business reasons. In August 1998, Hyundai Motor Company, which had announced plans for substantial layoffs of workers due to deteriorating business conditions, agreed to significantly reduce the number of workers laid off after its labor union staged a prolonged strike to protest the plans. In September 1998, the representatives of the labor unions of nine commercial banks of the Republic agreed on a collective bargaining agreement which enabled the Korean banks to lay off a maximum of 32% of the workers in connection with the first-phase restructuring of the banks in 1998. In May 1999, two labor unions and representatives from corporations announced their intention to withdraw from the committee of labor unions, corporations and the Government.

     In July 2000, the Korean Financial Industry Union, which represents the employees of 30 financial institutions, urged its members to participate in a strike to express their opposition to mergers of the banks and the possibility of further layoffs, when the Government announced its plan to implement the second-phase restructuring of the Republic's banks, including the promulgation of a law which allows the formation of financial holding companies. The strike subsequently was cancelled after the Government and the union leaders reached an agreement whereby the Government would not require mandatory bank mergers. In December 2000, members of the Kookmin Bank and H&CB labor union participated in a strike that lasted seven days, opposing the contemplated merger between the two banks. In June 2003, member of Chohung Bank's labor union went on strike to express their opposition to the proposed sale by the KDIC of its interest in the bank to Shinhan Financial Group. In May and August 2003, freight truck drivers went on strike demanding higher carrying fees. Actions such as these by labor unions may hinder the implementation of the labor reform measures and disrupt the Government's plans to create a more flexible labor market. Much effort is being expended to resolve labor disputes in a peaceful manner. However, there can be no assurance that further labor unrest will not occur in the future. Continued labor unrest in key industries of the Republic may have an adverse effect on the economy.

     The functions and prestige of the current tripartite committee may be strengthened and transformed into an organization that is able to achieve public consensus more effectively.

     Information Provision and Reform Policy Monitoring

     To improve transparency and allow market participants to make a more informed assessment of economic developments in the Republic, Korea agreed to improve publication and dissemination of its key economic data. The Government has published the following data since early 1998:

    DATA                                                          FREQUENCY
    ----                                                          ---------
    Foreign Exchange Reserves (including
      composition and net forward positions)...  Twice monthly (with a five business day delay)
    Financial Institution Data (including non-
      performing loans, capital adequacy and
      ownership and affiliations)..............  Quarterly
    Short-term External Debt...................  Monthly

     The Government plans to improve the timeliness of data on local government finances.

GROSS DOMESTIC PRODUCT AND MAJOR FINANCIAL INDICATORS

 GROSS DOMESTIC PRODUCT

     Gross domestic product, or GDP, measures the market value of all final goods and services produced within a country for a given period and reveals whether a country's productive output rises or falls over time. Economists present GDP in both current and constant market prices. GDP at current market prices values a country's output using the actual prices of each year; GDP at constant market prices values output using the prices from a base year, thereby eliminating the distorting effects of inflation or deflation.

     The following table sets out the composition of the Republic's GDP at current and constant 1995 market prices and the annual average increase in the Republic's GDP.

                           GROSS DOMESTIC PRODUCT(1)

                                                                                                    AS % OF
                                                                                                      GDP
                                      1998         1999         2000         2001       2002(2)     2002(2)
                                   ----------   ----------   ----------   ----------   ----------   -------
                                                              (BILLIONS OF WON)
Gross Domestic Product at Current
  Market Prices:
Private Consumption..............   242,834.1    271,136.5    299,121.8    326,209.9    358,834.5     60.2
General Government Consumption...    48,782.1     50,089.4     52,479.7     57,179.7     62,968.0     10.6
Gross Domestic Fixed Capital
  Formation......................   132,307.5    134,151.8    148,202.8    148,717.0    159,482.4     26.7
Change in Inventories............   (38,252.7)    (5,380.6)    (1,033.7)      (505.8)    (4,158.5)    (0.7)
Exports of Goods and Services....   220,960.8    204,377.6    233,791.7    233,007.3    238,633.7     40.0
Less Imports of Goods and
  Services.......................  (161,143.5)  (171,277.7)  (217,844.7)  (220,441.7)  (230,056.3)   (38.6)
Statistical Discrepancy..........    (1,121.7)      (352.8)     7,241.5      7,391.1     10,677.3      1.8
                                   ----------   ----------   ----------   ----------   ----------    -----

                                                                                                    AS % OF
                                                                                                      GDP
                                      1998         1999         2000         2001       2002(2)     2002(2)
                                   ----------   ----------   ----------   ----------   ----------   -------
                                                              (BILLIONS OF WON)
Expenditures on Gross Domestic
  Product........................   444,366.5    482,744.2    521,959.2    551,557.5    596,381.2    100.0
Net Factor Income from the Rest
  of the World...................    (7,724.7)    (6,146.6)    (2,731.8)    (1.543.1)       500.0      0.1
                                   ----------   ----------   ----------   ----------   ----------    -----
Gross National Product(1)........   436,641.8    476,597.6    519,227.4    550,014.4    596,881.2    100.1
                                   ==========   ==========   ==========   ==========   ==========    =====
Gross Domestic Product at
  Constant 1995 Market Prices:
Private Consumption..............   201,869.3    224,151.8    241,930.5    253,370.7    270,561.2     51.6
General Government Consumption...    39,818.7     40,328.5     40,382.7     40,890.0     42,083.2      8.0
Gross Domestic Fixed Capital
  Formation......................   114,563.5    118,772.9    132,337.3    129,926.6    136,219.6     26.0
Change in Inventories............   (27,626.2)    (6,167.7)    (7,118.5)    (7,727.4)    (8,711.5)    (1.7)
Exports of Goods and Services....   175,640.5    203,443.5    245,132.6    246,733.3    283,418.0     54.0
Less Imports of Goods and
  Services.......................  (109,798.1)  (141,443.0)  (169,715.7)  (164,594.4)  (191,512.9)   (36.5)
Statistical Discrepancy..........       242.7     (1,376.7)    (4,416.0)    (5,218.4)    (7,368.0)    (1.4)
                                   ----------   ----------   ----------   ----------   ----------    -----
Expenditures on Gross Domestic
  Product........................   394,710.4    437,709.4    478,532.9    493,380.3    524,689.4    100.0
Net Factor Income from the Rest
  of the World...................    (6,589.7)    (5,161.9)    (2,248.8)    (1,206.4)       363.5      0.1
Trading Gains and Losses from
  Changes in the Terms of
  Trade..........................   (22,094.7)   (32,026.3)   (61,185.3)   (71,399.6)   (83,589.8)   (16.0)
                                   ----------   ----------   ----------   ----------   ----------    -----
Gross National Income(3).........   366,026.0    400,521.2    415,098.8    420,774.3    441,463.1     84.1
                                   ==========   ==========   ==========   ==========   ==========    =====
Percentage Increase (Decrease) of
  GDP over Previous Year At
  Current Prices.................        (2.0)         8.6          8.1          5.7          8.1
At Constant 1995 Market Prices...        (6.7)        10.9          9.3          3.1          6.3

------------

(1) GDP plus net factor income from the rest of the world is equal to the Republic's gross national product.

(2)  Preliminary.

(3) GDP plus net factor income from the rest of the world and trading gains and losses from changes in the terms of trade is equal to the Republic's gross national income.

Source: Monthly Bulletin, March 2003; The Bank of Korea. Monthly Statistics of Korea, March 2002; Korea National Statistical Office.

     The following tables set out the Republic's GDP by economic sector at current and constant 1995 market prices.

                   GROSS DOMESTIC PRODUCT BY ECONOMIC SECTOR
                           (AT CURRENT MARKET PRICES)

                                                                                           AS % OF
                                                                                             GDP
                                 1998        1999        2000        2001       2002(1)    2002(1)
                               ---------   ---------   ---------   ---------   ---------   -------
                                                   (BILLIONS OF WON)
Industrial Sectors:
  Agriculture, Forestry and
     Fisheries...............   21,977.8    24,481.5    24,517.6    23,935.2    23,593.5      4.0
  Mining and Manufacturing
     Mining and Quarrying....    1,675.1     1,670.0     1,802.2     1,893.5     2,069.7      0.3
     Manufacturing...........  137,152.7   148,402.9   163,283.2   168,160.4   174,247.1     29.2
  Construction, Electricity,
     Gas and Water
     Electricity, Gas and
       Water.................   10,867.6    13,014.0    14,374.4    15,591.2    17,401.5      2.9
     Construction............   44,992.6    42,149.3    41,788.0    45,918.4    50,463.0      8.5
Services:
  Wholesale and Retail Trade,
     Restaurants and
     Hotels..................   45,661.3    54,451.0    63,201.6    67,577.9    71,454.7     12.0
     Transportation, Storage
       and Communication.....   31,330.4    32,976.3    34,901.1    36,745.7    39,280.4      6.6
     Financing, Insurance,
       Real Estate and
       Business Services.....   86,466.3    95,276.5    98,977.1   105,546.3   127,538.5     21.4
     Community, Social and
       Personal Services.....   22,141.3    24,806.0    27,484.8    32,375.0    36,820.8      6.2
Producers of Government
  Services...................   35,827.1    36,961.5    39,018.5    43,476.7    47,765.8      8.0
Producers of Private
  Non-Profit Services to
  Households.................   10,895.9    11,470.6    12,320.7    13,410.5    14,659.7      2.5
Import Duties................   12,966.5    15,606.0    19,446.6    21,028.0    22,391.7      3.8
(Imputed Bank Service
  Charge)....................  (17,588.1)  (18,521.4)  (19,156.5)  (24,101.4)  (31,305.2)    (5.2)
                               ---------   ---------   ---------   ---------   ---------    -----
Gross Domestic Product at
  Current Prices.............  444,366.5   482,744.2   521,959.2   551,557.5   596,381.2    100.0
Net Factor Income from the
  Rest of the World..........   (7,724.7)   (6,146.6)   (2,731.8)   (1,543.1)      500.0     (0.1)
                               ---------   ---------   ---------   ---------   ---------    -----
Gross National Income at
  Current Prices.............  436,641.8   476,597.6   519,227.4   550,014.4   596,881.2     99.9
                               =========   =========   =========   =========   =========    =====

------------

(1)  Preliminary.

Source: Monthly Statistics of Korea, March 2003; Korea National Statistical Office.

                   GROSS DOMESTIC PRODUCT BY ECONOMIC SECTOR
                        (AT CONSTANT 1995 MARKET PRICES)

                                                                                                           AS %
                                                                                                          OF GDP
                                                1998        1999        2000        2001       2002(1)    2002(1)
                                              ---------   ---------   ---------   ---------   ---------   -------
                                                                       (BILLIONS OF WON)
Industrial Sectors:
  Agriculture, Forestry and Fisheries.......   23,569.4    24,833.4    25,318.3    25,789.3    24,719.8      4.7
  Mining and Manufacturing
    Mining and Quarrying....................    1,337.6     1,408.8     1,443.9     1,451.8     1,508.5      0.3
    Manufacturing...........................  116,734.8   141,295.1   163,733.1   167,172.3   177,737.3     33.9
  Construction, Electricity, Gas and Water
    Electricity, Gas and Water..............    9,868.0    10,897.0    12,425.3    13,064.4    14,782.4      2.8
    Construction............................   42,161.3    38,305.8    37,125.3    39,207.0    40,449.1      7.7
Services:
  Wholesale and Retail Trade, Restaurants
    and Hotels..............................   46,813.2    53,422.4    58,635.0    60,955.5    64,355.4     12.3
  Transportation, Storage and
    Communication...........................   30,887.9    35,361.8    41,691.4    46,087.2    49,486.4      9.4
  Financing, Insurance, Real Estate and
    Business Services.......................   75,956.4    80,097.4    84,060.8    86,572.7    95,751.8     18.2
  Community, Social and Personal Services...   18,119.0    20,123.7    21,148.8    22,102.4    24,630.4      4.7
Producers of Government Services............   28,896.0    29,110.5    29,125.6    29,207.4    29,322.1      5.6
Producers of Private Non-Profit Services to
  Households................................    8,856.2     9,086.8     9,190.9     9,456.7     9,749.3      1.9
Import Duties...............................    7,681.9    10,296.8    12,784.2    12,203.5    14,662.9      2.8
(Imputed Bank Service Charge)...............  (16,171.2)  (16,530.2)  (18,149.6)  (19,890.0)  (22,465.9)    (4.3)
                                              ---------   ---------   ---------   ---------   ---------    -----
Gross Domestic Product at Constant 1995
  Market Prices.............................  394,710.4   437,709.4   478,532.9   493,380.3   524,689.4    100.0
Net Factor Income from the Rest of the
  World.....................................   (6,589.7)   (5,161.9)   (2,248.8)   (1,206.4)      363.5      0.1
Trading Gains and Losses from Changes in the
  Terms of Trade............................  (22,094.7)  (32,026.3)  (61,185.3)  (71,399.6)  (83,589.8)   (15.9)
                                              ---------   ---------   ---------   ---------   ---------    -----
Gross National Income at Constant 1995
  Market Prices.............................  366,026.0   400,521.2   415,098.8   420,774.3   441,463.1     84.1
                                              =========   =========   =========   =========   =========    =====

------------

(1)  Preliminary.

Source:  Monthly Bulletin, March 2003; The Bank of Korea.

     GDP contracted 6.7% in 1998 at constant market prices. The aggregate of private and general government consumption expenditures declined by 10.1% and gross domestic fixed capital formation declined by 21.2%, as facility investments declined sharply by 38.8% compared with 1997.

     In 1999, GDP growth increased to 10.9% at constant market prices. The aggregate of private and general government consumption expenditures increased by 9.4% and gross domestic fixed capital formation increased by 3.7%.

     In 2000, GDP growth was 9.3% at constant market prices. The aggregate private and general government consumption expenditures increased by 6.7% and gross domestic fixed capital formation increased by 11.4%.

     GDP growth slowed in 2001 to 3.1% at constant market prices, as aggregate private and general government consumption expenditures increased by 4.2% and gross domestic fixed capital formation decreased by 1.8%.

     Based on preliminary data, GDP growth in 2002 was 6.3% at constant market prices, as aggregate private and general government consumption expenditures increased by 6.2% and gross domestic fixed capital formation increased by 4.8%.

     Based on preliminary data, GDP growth in the first half of 2003 was 2.7% at constant market prices, as aggregate private and general government consumption expenditures decreased by 0.1% and gross domestic fixed capital formation increased by 4.1%, each compared with the same period in 2002.

  PRINCIPAL SECTORS OF THE ECONOMY

     Industrial Sectors

     The following table sets out production indices for the principal industrial products of the Republic and their relative contribution to total industrial production.

                             INDUSTRIAL PRODUCTION

                                                 2000
                                                 INDEX
                                               WEIGHT(1)   1998    1999    2000    2001    2002
                                               ---------   -----   -----   -----   -----   -----
Mining.......................................      36.2     93.9   101.4   100.0    99.9   103.8
  Coal.......................................       4.7    106.8    98.8   100.0    94.0    83.4
  Metal Ores.................................       0.8    144.6   122.0   100.0    58.1    96.7
  Others.....................................      30.7     91.4   101.2   100.0   101.9   107.2
Manufacturing................................   9,362.9     68.3    85.4   100.0   100.2   108.5
  Food Products and Beverages................     658.8     88.8    97.2   100.0   105.7   108.7
  Tobacco Products...........................      53.4    102.8    97.7   100.0    99.6    99.9
  Textiles...................................     472.7     94.2   100.1   100.0    90.0    84.6
  Apparel and Fur Articles...................     210.3     79.0    87.1   100.0    91.6    98.0
  Tanning and Dressing of Leather............      97.6    107.7   108.4   100.0    94.4    87.6
  Wood and Wood and Cork Products............      62.2     76.6    96.7   100.0   107.2   112.8
  Pulp, Paper and Paper Products.............     193.2     86.6    96.3   100.0    99.4   105.3
  Publishing, Printing and Reproduction of
     Record Media............................     226.8    100.4    98.2   100.0   102.8   109.3
  Coke, Refined Petroleum Products and
     Nuclear Fuel............................     309.9     90.3    98.4   100.0    96.3    88.9
  Chemicals and Chemical Products............     856.9     85.5    94.3   100.0   102.7   109.2
  Rubber and Plastic Products................     429.9     79.7    93.7   100.0   102.5   109.2
  Non-Metallic Mineral Products..............     331.5     87.3    93.8   100.0   102.0   104.2
  Basic Metals...............................     566.2     80.7    92.2   100.0   101.3   106.4
  Fabricated Metal Products..................     414.8     90.8    95.4   100.0    92.6    95.6
  Machinery and Equipment....................     812.5     66.2    81.5   100.0    96.9   104.5
  Office, Accounting and Computing
     Machinery...............................     330.8     30.7    62.2   100.0   100.6   111.4
  Electrical Machinery and Apparatus and
     Others..................................     379.8     64.4    82.7   100.0    96.1   104.2
  Radio, Television and Communication
     Equipment...............................   1,481.0     50.4    74.0   100.0   102.4   131.6
  Medical Precision and Optical Instrument,
     Watches.................................     105.0     83.1    92.5   100.0   101.6   100.9
  Motor Vehicles and Trailers................     916.1     57.3    87.8   100.0    98.9   107.3
  Other Transport Equipment..................     274.6    100.3   108.8   100.0   119.4   121.8
  Furniture and Other Manufactured Goods.....     178.9     88.7   105.2   100.0    95.4    94.6

                                                 2000
                                                 INDEX
                                               WEIGHT(1)   1998    1999    2000    2001    2002
                                               ---------   -----   -----   -----   -----   -----
Electricity and Gas..........................     600.9     79.4    89.4   100.0   106.9   115.0
All Items....................................  10,000.0     68.9    85.6   100.0   100.7   108.8
  Percentage Increase (Decrease) of All Items
     Over Previous Year......................               (6.5)   24.2    16.8     0.7     8.0

------------

(1) Index weights were established on the basis of an industrial census in 2000 and reflect the average annual value added by production in each of the classifications shown, expressed as a percentage of total value added in the mining, manufacturing and electricity and gas industries in that year.

Source:  Korea National Statistical Office.

     Industrial production declined by 6.5% in 1998 because of the economic slowdown which depressed domestic demand. Industrial production increased 24.2% in 1999 because of the Republic's domestic consumption recovery and the general stabilization in the economy. Industrial production increased by 16.8% in 2000 primarily due to increased exports and high domestic consumption. Industrial production growth slowed to 1.3% in 2001 because exports decreased while domestic consumption growth slowed. Industrial production increased by 8.0% in 2002 primarily due to strong domestic consumption and increased exports.

     Manufacturing

     In 1998, the manufacturing sector contracted by 6.6% compared with 1997. In 1999 and 2000, the manufacturing sector grew by 25.0% and 17.1%, respectively, due to general recovery from the economic downturn in 1998. In 2001, the manufacturing sector increased production by 0.9%, and in 2002, the manufacturing sector increased production by 7.3%. Light industries did not fare as well as the heavy and chemical industries segment as the economic boom of the early- and mid-1990s favored the large companies involved in the heavy and chemical industries. Light industry recorded a 15.5% decline in 1998. In 1999, light industry recorded an increase of production of 9.6%. In 2000, light industry recorded an increase of production of 2.8% due to increased production of clothing, rubber and plastic products. In 2001, light industry recorded a 0.7% decline due to the decreased production of textile, apparel and leather products. In 2002, light industry recorded a 2.2% increase due to increased production of food products.

     Automobiles. In 1998, domestic auto sales decreased by 48.5% compared to 1997 due to a decrease in real income and rises in unemployment and interest rates caused by the country's economic restructuring. Exports recorded only modest growth of 3.4% due to a reduction in demand from developing countries. Labor unrest at Hyundai Motors, the largest auto maker in Korea, also contributed to the decrease in automobile production. Overall automobile production of the Republic in 1998 decreased by 34.0% compared to 1997. In 1999, automobile production increased by 45.5%, domestic sales recorded an increase of 63.2% and exports recorded an increase of 10.9%, each compared with 1998. In 2000, automobile production increased by 9.6%, domestic sales recorded an increase of 12.3% and exports recorded an increase of 11.0%, each compared with 1999. In 2001, automobile production decreased by 5.4% compared to 2000. In 2001, domestic sales recorded an increase of 1.5% and exports recorded a decrease of 10.5%, each compared with 2000. In 2002, automobile production increased by 6.8%, domestic sales recorded an increase of 11.8% and exports recorded an increase of 0.6%, each compared with 2001.

     Electronics. In 1998, electronics production decreased by 20.1% and exports decreased by 7.2% compared to 1997 primarily because of continued oversupply of semiconductor memory chips in the world market. In 1999, electronics production increased by 43.5% compared to 1998, and exports increased by 34.2%. The growth in global electronics demand, particularly for "information technology products", such as semiconductor products, liquid crystal display devices, mobile phones and personal computers, led this growth. In 1999, export sales of semiconductor memory chips constituted approximately 37% of the Republic's total exports. In 2000, electronics production increased by 17.7% and exports increased by 31.0%, each compared with 1999 primarily because of the growth in global information technology products demand. In 2000, export sales of semiconductor memory chips constituted approximately 15% of the Republic's total exports. In 2001, electronics production increased by 11.8% and exports increased by 20.6% compared to 2000 primarily due to the continued growth in global information technology products demand. In 2001, export sales of semiconductor memory chips constituted approximately 9.5% of the Republic's total exports. In 2002, electronics production increased by 15.0% and exports increased by 18.2%, each compared with 2001 primarily due to continued growth in global information technology products demand. In 2002, export sales of semiconductor memory chips constituted approximately 11.5% of the Republic's total exports.

     Iron and Steel. Crude steel production in 1998 totaled 39.9 million tons, a decrease of 6.2% from 1997, to rank sixth in the world. Domestic sales decreased by 36.1% while exports increased 56.6%, largely due to enhanced price competitiveness because of the devalued won. Overall steel production in 1998 decreased by 12.9% compared to 1997. In 1999, crude steel production increased by 2.9% compared with 1998. In 2000, crude steel production totaled 43.1 million tons, an increase of 5.0% from 1999. Domestic sales increased by 13.7% due to the general stabilization in the economy while exports decreased slightly due to the oversupply of steel products in the world market. In 2001, crude steel production totaled 43.8 million tons, an increase of 1.7% from 2000. Domestic sales and exports slightly decreased due to the oversupply of steel products in the domestic and world markets. In 2002, crude steel production totaled 45.4 million tons, an increase of 3.5% from 2001. Domestic sales increased slightly due to the recovery of the domestic economy and exports decreased slightly due to decreased sales to North America and Europe.

     Shipbuilding. Shipbuilding orders in 1998 equaled 8.8 million gross tons, a decrease of 35.8% compared to 1997. Despite the decrease, Korea recorded the world's second largest share of shipbuilding orders in 1998. In 1999, the Republic's shipbuilding orders amounted to 11.8 million tons, which represented the world's largest share in such year. In 2000, the Republic's shipbuilding orders amounted to 20.7 million gross tons, an increase of 75.6% compared to 1999. Korea recorded the world's largest share of shipbuilding orders in 2000. In 2001, the Republic's shipbuilding orders amounted to 11.8 million gross tons, a decrease of 43.1% compared to 2000 due to decreased exports. In 2002, the Republic's shipbuilding orders amounted to 9.8 million gross tons, a decrease of 16.9% compared to 2001.

     Agriculture, Forestry and Fisheries

     The Government's agricultural policy has traditionally focused on:

     -  grain production;

     -  development of irrigation systems;

     -  land consolidation and reclamation;

     -  seed improvement;

     -  mechanization measures to combat drought and flood damage; and

     -  increasing agricultural incomes.

     Recently, however, the Government has increased emphasis on cultivating profitable crops and strengthening international competitiveness in anticipation of opening the domestic agricultural market.

     The production of rice, the largest agricultural product in Korea, totaled
5.1 million tons in 1998, representing a 0.7% decrease compared to 1997. In 1999, rice production increased to 5.3 million tons, a 3.2% increase compared with 1998. Due to limited crop yields resulting from geographical and physical constraints, the Republic depends on imports for certain basic foodstuffs. The Republic's self-sufficiency ratio further decreased from 57.9% in 1997 to 57.6% in 1998 and 54.2% in 1999. In 2000, the Republic's self sufficiency ratio slightly increased to 55.6%. In 2001, the Republic's self sufficiency ratio was 56.8%. In 2002, the Republic's self sufficiency ratio was 56.2%.

     The Government is seeking to develop the fishing industry by encouraging the building of large fishing vessels and modernizing fishing equipment, marketing techniques and distribution outlets.

     The contribution of the agriculture, forestry and fisheries subsector to GDP declined, at constant 1995 market prices, from 6.3% in 1994 to 5.2% in 2000 as a result of industrialization. In 2000, the agriculture, forestry and fisheries subsector posted no significant change from 1999. In 2001, the agriculture, forestry and fisheries industry increased by 1.2% compared to 2000 due to the increased productions of rice, fruits and corns as well as the increase of fishing catches. In 2002, the agriculture, forestry and fisheries industry, which decreased by 4.1% compared to 2001, was affected by unusually unfavorable weather conditions, including a severe typhoon during the month of September.

     Construction

     The construction industry constituted 8.0% of the Republic's GDP in 2001. In 1998, the construction industry contracted by 8.6% compared with 1997 because of the economic downturn. In 1999, the construction industry contracted by 10.1% compared with 1998. In 2000, the construction industry contracted by 3.7% compared with 1999 due to decreased orders for the construction of homes and investments in infrastructure. In 2001, the construction industry increased by 5.6% compared with 2000 due to the expansion of residential, commercial and educational construction and the steady increase of government investments in infrastructure. In 2002, the construction industry increased by 3.2% compared to 2001 due to the expansion of residential and commercial construction.

     Electricity and Gas

     The following table sets out the Republic's dependence on imports for energy consumption.

                  DEPENDENCE ON IMPORTS FOR ENERGY CONSUMPTION

                                                                                           IMPORTS
                                                              TOTAL ENERGY               DEPENDENCE
                                                               CONSUMPTION    IMPORTS       RATIO
                                                              -------------   --------   -----------
                                                              (MILLIONS OF TONS OF OIL EQUIVALENTS,
                                                                          EXCEPT RATIOS)
1998........................................................      165.9        189.7        114.3
1999........................................................      181.4        201.0        110.8
2000........................................................      192.9        213.8        110.8
2001........................................................      198.4        215.4        108.6
2002........................................................      209.1        215.2        102.9

------------

Source:  Monthly Energy Statistics, March 2003; Korea Energy Economics
Institute.

     Korea has no domestic oil or gas production and depends on imported oil and gas to meet its energy requirements. Accordingly, the international prices of oil and gas significantly affects the Korean economy. Any significant long-term increase in the prices of oil and gas will increase inflationary pressures in Korea and adversely affect the Republic's balance of trade.

     To reduce its dependence on oil and gas imports, the Government has encouraged an energy source diversification program emphasizing nuclear energy. The following table sets out the principal primary sources of energy consumed in the Republic, expressed in oil equivalents and as a percentage of total energy consumption.

                        CONSUMPTION OF ENERGY BY SOURCE

                                COAL            PETROLEUM          NUCLEAR           OTHERS             TOTAL
                           ---------------   ---------------   ---------------   ---------------   ----------------
                           QUANTITY    %     QUANTITY    %     QUANTITY    %     QUANTITY    %     QUANTITY     %
                           --------   ----   --------   ----   --------   ----   --------   ----   --------   -----
                                          (MILLIONS OF TONS OF OIL EQUIVALENTS, EXCEPT PERCENTAGES)
1998.....................    36.0     21.7     90.6     54.6     22.4     13.5     16.9     10.2    165.9     100.0
1999.....................    38.2     21.0     97.3     53.6     25.8     14.2     20.2     11.1    181.4     100.0
2000.....................    42.9     22.2    100.3     52.0     27.2     14.1     22.5     11.7    192.9     100.0
2001.....................    45.7     23.0    100.4     50.6     28.0     14.1     24.3     12.2    198.4     100.0
2002.....................    49.1     23.5    102.7     49.1     29.8     14.3     27.5     13.2    209.1     100.0

------------

Source:  Monthly Energy Statistics, March 2003; Korea Energy Economics
Institute.

     The Republic's first nuclear power plant went into full operation in 1978 with a rated generating capacity of 587 megawatts. Eight more nuclear power plants were completed between 1982 and 1997, adding 9,733 megawatts of generating capacity. The Republic's total nuclear power generating capacity is estimated to be 15,720 megawatts.

     Services Sector

     In 1998, the services sector was adversely affected by the Republic's economic downturn. In 1998, the transportation, storage and communications subsector contracted by 0.8% compared with 1997. In 1999, the transportation, storage and communications subsector increased by 14.5% compared with 1998. The transportation, storage and communications sector further increased by 17.9% in 2000 compared with 1999. In 2001, the transportation, storage and communications sector increased by 10.5% compared with 2000. In 2002, the transportation, storage and communications sector increased by 7.4% compared with 2001. The financing, insurance, real estate and business services subsector contracted by 1.9% in 1998 because of the economic downturn. With large increases in securities trading in 1999, the financing, insurance, real estate and business services subsector increased by 5.5% compared with 1998. In 2000, the financing, insurance, real estate and business service subsector increased by 4.9% compared with 1999. In 2001, the financing, insurance, real estate and business service subsector increased by 3.9% compared with 2000. In 2002, the financing, insurance, real estate and business service subsector increased by 8.8% compared to 2001.

  PRICES, WAGES AND EMPLOYMENT

     The following table shows selected price and wage indices and unemployment rates:

                              PRODUCER    INCREASE     CONSUMER    INCREASE                  INCREASE
                               PRICE        OVER        PRICE        OVER         WAGE         OVER      UNEMPLOYMENT
                              INDEX(1)    PREVIOUS     INDEX(1)    PREVIOUS    INDEX(1)(2)   PREVIOUS     RATE(1)(3)
                             (1995=100)   YEAR (%)    (2000=100)   YEAR (%)    (2000=100)    YEAR (%)        (%)
                             ----------   ---------   ----------   ---------   -----------   ---------   ------------
1997.......................    107.2         3.9         90.2         4.4          84.7         7.0          2.6
1998.......................    120.3        12.2         97.0         7.5          82.1        (2.5)         7.0
1999.......................    117.8        (2.1)        97.8         0.8          92.6        12.1          6.3
2000.......................    120.2         2.0        100.0         2.3         100.0         8.0          4.1
2001.......................    122.5         1.9        104.1         4.1         105.1         5.1          3.8
2002.......................    124.4         1.6        106.9         2.7         116.8        11.2          3.1

------------

(1)  Average for year.

(2)  Nominal wage index of earnings in all industries.

(3)  Expressed as a percentage of the economically active population.

Source:  The Bank of Korea; Korea National Statistical Office.

     The Government's economic policy has helped keep inflation low. The inflation rate stood at 4.4% in 1997, 7.5% in 1998, 0.8% in 1999, 2.3% in 2000,
4.1% in 2001 and 2.7% in 2002. In the first half of 2003, the inflation rate was 3.0%.

     The economic events in 1997 and 1998 described above led to an increase in unemployment from 2.6% in 1997 to 6.3% in 1999, but unemployment has since decreased to 4.1% in 2000, 3.8% in 2001 and 3.1% in 2002. In the first half of 2003, the unemployment rate was 3.3%.

     Korea regards its well-educated labor force as one of its principal assets. From 1992 to 2002, the economically active population of the Republic increased by 17.4% to 22.9 million, while the number of employees increased by 12.2% to
21.4 million. The economically active population over 15 years old as a percentage of the total over-15 population has remained between 58% and 63% over the past decade. Literacy among workers under 50 is almost universal.

     For a description of the Republic's unemployment insurance system, see "The Republic of Korea--The Economy--Post-IMF Reforms--Labor Market Reform".

BALANCE OF PAYMENTS AND FOREIGN TRADE

  BALANCE OF PAYMENTS

     Balance of payments figures measure the relative flow of goods, services and capital into and out of the country as represented in the current balance and the capital balance. The current balance tracks a country's trade in goods and services and transfer payments and measures whether a country is living within its income from trading and investments. The capital balance covers all transactions involving the transfer of capital into and out of the country, including loans and investments. The overall balance represents the sum of the current and capital balances. An overall balance surplus indicates a net inflow of foreign currencies, thereby increasing demand for and strengthening the local currency. An overall balance deficit indicates a net outflow of foreign currencies, thereby decreasing demand for and weakening the local currency. The financial account mirrors the overall balance. If the overall balance is positive, the surplus, which represents the nation's savings, finances the overall deficit of the country's trading partners. Accordingly, the financial account will indicate cash outflows equal to the overall surplus. If, however, the overall balance is negative, the nation has an international deficit which must be financed. Accordingly, the financial account will indicate cash inflows equal to the overall deficit.

     The following table sets out certain information with respect to the Republic's balance of payments.

                              BALANCE OF PAYMENTS

                                                              DECEMBER 31,
                                        ---------------------------------------------------------
CLASSIFICATION                            1998        1999        2000        2001        2002
--------------                          ---------   ---------   ---------   ---------   ---------
                                                          (MILLIONS OF DOLLARS)
Current Account.......................   40,364.9    24,476.7    12,241.2     8,238.9     6,092.1
     Goods............................   41,626.8    28,370.9    16,871.6    13,491.9    14,179.8
          Exports(1)..................  132,121.6   145,163.6   175,947.7   151,261.6   162,553.7
          Imports(1)..................   90,494.8   116,792.7   159,076.1   137,769.7   148,373.9
     Services.........................    1,024.1      (651.0)   (2,889.2)   (3,827.6)   (7,460.6)
     Income...........................   (5,638.3)   (5,159.0)   (2,421.3)   (1,198.1)      451.4
     Current Transfers................    3,352.3     1,915.8       680.1      (227.3)   (1,078.5)
Capital and Financial Account.........   (3,196.7)    2,040.3    12,110.0    (3,274.9)    1,523.0
     Financial Account(2).............   (3,367.8)    2,429.6    12,725.2    (2,543.9)    2,614.0
     Capital Account..................      171.1      (389.3)     (615.2)     (731.0)   (1,091.0)
Changes in Reserve Assets.............  (30,975.0)  (22,982.9)  (23,771.2)   (7,575.8)  (11,800.6)
Net Errors and Omissions..............   (6,193.2)   (3,534.1)     (580.0)    2,611.8     4,185.5

------------

(1) These entries are derived from trade statistics and are valued on a free on board basis, meaning that the insurance and freight costs are not included.

(2) Includes borrowings from the IMF, syndicated bank loans and short-term borrowings.

Source:  Monthly Bulletin, February 2003; The Bank of Korea.

     The figures for 2002 indicate a current account surplus of approximately US$6.1 billion. The current account surplus in 2002 decreased in comparison with the current account surplus in 2001, primarily due to an increase in deficit from the services account. Based on preliminary data, the current account surplus for the first six months of 2003 was US$803.1 million.

  TRADE BALANCE

     Trade balance figures measure the difference between a country's exports and imports. If exports exceed imports the country has a trade balance surplus while if imports exceed exports the country has a deficit. A deficit, indicating that a country's receipts from abroad fall short of its payments to foreigners, must be financed, rendering the country a debtor nation. A surplus, indicating that a country's receipts exceed its payments to foreigners, allows the country to finance its trading partners' net deficit to the extent of the surplus, rendering the country a creditor nation.

     The following table summarizes the Republic's trade balance for the periods indicated:

                                 TRADE BALANCE

                                                                                           EXPORTS
                                                                                BALANCE    AS % OF
                                                      EXPORTS(1)   IMPORTS(2)   OF TRADE   IMPORTS
                                                      ----------   ----------   --------   -------
                                                       (MILLIONS OF DOLLARS, EXCEPT PERCENTAGES)
1998................................................  132,313.1     93,281.8    39,031.4    141.8
1999................................................  143,685.5    119,752.3    23,933.2    120.0
2000................................................  172,267.5    160,481.0    11,786.5    107.3
2001................................................  150,439.1    141,097.8     9,341.3    106.6
2002................................................  162,470.5    152,126.2    10,344.4    106.8
June 30, 2002.......................................   75,908.0     70,979.7     4,928.3    106.9
June 30, 2003.......................................   89,110.2     85,893.7     3,216.6    103.7

------------

(1) These entries are derived from trade statistics and are valued on a free on board basis, meaning that the insurance and freight costs are not included.

(2) These entries are derived from customs clearance statistics on a C.I.F. basis, meaning that the price of goods include insurance and freight cost.

Source:  The Bank of Korea.

     The Republic, due to its lack of natural resources, relies on extensive trading activity for growth. The country meets virtually all domestic requirements for petroleum, wood and rubber with imports, as well as much of its coal and iron needs. Exports consistently represent a high percentage of GDP; accordingly, the international economic environment is of crucial importance to the Republic's economy.

     The following tables give information regarding the Republic's exports and imports by major commodity groups:

                 EXPORTS BY MAJOR COMMODITY GROUPS (F.O.B.)(1)

                                            AS % OF               AS % OF
                                  1998       TOTAL      1999       TOTAL      2000
                                ---------   -------   ---------   -------   ---------
                                      (MILLIONS OF DOLLARS, EXCEPT PERCENTAGES)
Foods & Consumer Goods........    2,744.7      2.1      2,951.0      2.1      2,791.9
Raw Materials and Fuels.......    7,385.4      5.6      7,846.7      5.5     11,572.3
Light Industrial Products.....   32,486.0     24.6     29,708.6     20.7     30,286.2
  Fibres......................    1,505.6      1.1      1,390.3      1.0      1,529.8
  Cloths......................    7,850.4      5.9      7,998.2      5.6      8,523.0
  Clothing....................    4,653.3      3.5      4,869.0      3.4      5,024.1
  Tires and Tubes.............    1,543.0      1.2      1,485.8      1.0      1,421.4
Heavy & Chemical Industrial
  Products....................   89,697.0     67.8    103,179.2     71.8    127,617.1
  Chemical Manufacturing
    Products..................    9,016.8      6.8      9,408.8      6.5     12,144.7
  Metal Goods.................   11,118.7      8.4     10,308.4      7.2     11,362.5
  Machinery...................   10,064.0      7.6     11,593.7      8.1     11,997.0
  Electronics.................   34,284.4     25.9     45,806.7     31.9     62,043.0
  Passenger Cars..............    8,167.1      6.2      9,416.7      6.6     11,101.6
  Ship........................    8,014.1      6.1      7,490.3      5.2      8,229.4
                                ---------    -----    ---------    -----    ---------
Total.........................  132,313.1    100.0    143,685.5    100.0    172,267.5
                                =========    =====    =========    =====    =========

                                AS % OF               AS % OF               AS % OF
                                 TOTAL      2001       TOTAL      2002       TOTAL
                                -------   ---------   -------   ---------   -------
                                     (MILLIONS OF DOLLARS, EXCEPT PERCENTAGES)
Foods & Consumer Goods........     1.6      2,646.2      1.8      2,634.7      1.6
Raw Materials and Fuels.......     6.7      9,999.5      6.6      8,498.1      5.2
Light Industrial Products.....    17.6     26,316.2     17.5     25,479.5     15.7
  Fibres......................     0.9      1,260.5      0.8      1,382.8      0.9
  Cloths......................     4.9      7,011.5      4.7      6,621.4      4.1
  Clothing....................     2.9      4,300.1      2.9      3,946.9      2.4
  Tires and Tubes.............     0.8      1,425.7      0.9      1,516.8      0.9
Heavy & Chemical Industrial
  Products....................    74.1    111,477.2     74.1    125,858.3     77.5
  Chemical Manufacturing
    Products..................     7.0     10,826.7      7.2     11,845.3      7.3
  Metal Goods.................     6.6     10,031.4      6.7     10,312.1      6.4
  Machinery...................     7.0     11,640.4      7.7     12,824.6      7.9
  Electronics.................    36.0     47,359.7     31.5     56,116.5     34.5
  Passenger Cars..............     6.4     11,450.8      7.6     13,322.3      8.2
  Ship........................     4.8      9,699.2      6.4     10,672.2      6.6
                                 -----    ---------    -----    ---------    -----
Total.........................   100.0    150,439.1    100.0    162,470.5    100.0
                                 =====    =========    =====    =========    =====

------------

(1) These entries are derived from customs clearance statistics. F.O.B. stands for free on board, meaning that insurance and freight costs are not included.

Source:  Monthly Bulletin, February 2003; The Bank of Korea.

                 IMPORTS BY MAJOR COMMODITY GROUPS (C.I.F.)(1)

                                                AS % OF                AS % OF                AS % OF                AS % OF
                                       1998      TOTAL       1999       TOTAL       2000       TOTAL       2001       TOTAL
                                     --------   --------   ---------   --------   ---------   --------   ---------   --------
                                                                        (MILLIONS OF DOLLARS, EXCEPT PERCENTAGES)
Foods & Consumer Goods.............  12,655.4     13.6      14,011.6     11.7      16,073.7     10.0      16,630.7     11.8
  Grain............................   2,519.9      2.7       2,319.6      1.9       2,438.3      1.5       2,528.8      1.8
  Direct Consumption Goods.........   2,372.5      2.5       3,655.9      3.1       4,646.8      2.9       4,786.5      3.4
  Durable Goods....................   6,644.4      7.1       6,396.9      5.3       6,424.0      4.0       6,216.8      4.4
  Nondurable Goods.................   1,090.8      1.2       1,623.4      1.4       2,549.3      1.6       3,091.2      2.2
Industrial Materials and Fuels.....  45,593.5     48.9      57,252.9     47.8      78,974.8     49.2      71,929.3     51.0
  Crude Oil........................  11,240.6     12.1      14,782.7     12.3      25,215.6     15.7      21,367.8     15.1
  Raw Material for Light
    Industry.......................   3,731.8      4.0       4,184.7      3.5       4,844.7      3.0       4,408.8      3.1
  Chemical Products................   7,973.7      8.5       9,796.3      8.2      11,837.6      7.4      11,274.5      8.0
  Steel Products...................   3,319.2      3.6       4,750.3      4.0       6,007.0      3.7       5,029.7      3.6
Capital Goods......................  35,032.9     37.6      48,487.8     40.5      65,432.5     40.8      52,537.8     37.2
  Machinery........................  10,491.5     11.2      13,514.2     11.3      18,425.9     11.5      15,264.2     10.8
  Electronic Products..............  21,583.4     23.1      31,673.1     26.4      43,292.9     27.0      33,839.2     24.0
  Transport Equipment..............   2,137.7      2.3       2,392.5      2.0       2,815.5      1.8       2,648.4      1.9
                                     --------    -----     ---------    -----     ---------    -----     ---------    -----
Total..............................  93,281.8    100.0     119,752.3    100.0     160,481.0    100.0     141,097.8    100.0
                                     ========    =====     =========    =====     =========    =====     =========    =====

                                                 AS % OF
                                       2002       TOTAL
                                     ---------   --------

Foods & Consumer Goods.............   20,250.9     13.3
  Grain............................    2,665.0      1.8
  Direct Consumption Goods.........    5,707.7      3.8
  Durable Goods....................    7,759.7      5.1
  Nondurable Goods.................    4,112.3      2.7
Industrial Materials and Fuels.....   73,891.4     48.6
  Crude Oil........................   19,200.3     12.6
  Raw Material for Light
    Industry.......................    5,320.4      3.5
  Chemical Products................   12,269.2      8.1
  Steel Products...................    6,267.8      4.1
Capital Goods......................   57,983.8     38.1
  Machinery........................   17,998.9     11.8
  Electronic Products..............   35,996.6     23.7
  Transport Equipment..............    3,082.5      2.0
                                     ---------    -----
Total..............................  152,126.2    100.0
                                     =========    =====

------------

(1) These entries are derived from customs clearance statistics. C.I.F. means that the price of goods include insurance and freight costs.

Source:  Monthly Bulletin, February 2003; The Bank of Korea.

     In 1998, the Republic recorded a trade surplus of US$39.0 billion due to a 35.5% decrease in imports. The Republic's economic difficulties drove down imports of all categories of goods. Exports decreased by 2.8% due to decreases in the country's major export categories.

     In 1999, the Republic recorded a trade surplus of US$23.9 billion. Exports grew by 8.6% and imports grew by 28.4%.

     In 2000, the Republic recorded a trade surplus of US$11.8 billion. The Republic's economic recovery led to a 34.0% increase in imports and a 19.9% increase in exports, due to an increase in major import and export categories.

     In 2001, the Republic recorded a trade surplus of US$9.3 billion. Exports decreased by 12.7% primarily due to weaker sales of computer products and imports decreased by 12.1% primarily due to decreased demand for raw materials and capital goods.

     In 2002, the Republic recorded a trade surplus of US$10.3 billion. Exports increased by 8.0% primarily due to an increase in sales of semiconductors, automobiles and wireless telecommunication devices and an increase in trade volume with China and imports increased by 7.8% primarily due to an increase in purchases of raw materials and machinery.

     Based on preliminary data, the Republic recorded a trade surplus of US$3.3 billion in the first half of 2003. Exports increased by 17.5% and imports increased by 21.0% compared to the corresponding period of 2002.

     The Republic's largest trading partners, the United States, Japan and China accounted for the following percentages of the country's imports and exports:

                             1998                1999                2000                2001                2002
                       -----------------   -----------------   -----------------   -----------------   -----------------
                       EXPORTS   IMPORTS   EXPORTS   IMPORTS   EXPORTS   IMPORTS   EXPORTS   IMPORTS   EXPORTS   IMPORTS
                       -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
                                                                      (%)
United States........   17.2      21.9      20.5      20.8      21.8      18.2      20.7      15.8      20.2      15.1
Japan................    9.2      18.1      11.0      20.2      11.9      19.8      11.0      18.9       9.3      19.6
China(1).............   16.0       7.5      15.8       8.1      16.9       8.8      18.4      10.3      20.9      12.6

                         JUNE 30, 2003
                       -----------------
                       EXPORTS   IMPORTS
                       -------   -------
                              (%)
United States........   17.9      14.7
Japan................    9.1      19.7
China(1).............   23.8      13.1

------------

(1) Includes Hong Kong.

Source:  Ministry of Commerce, Industry and Energy.

     In 2002, the outbreak of severe acute respiratory syndrome ("SARS") in Asia (including China) and other parts of the world increased uncertainty of economic prospects for affected countries in particular, as well as world economic prospects in general. Another outbreak of SARS in the future may have an adverse effect on Korean and world economies.

  NON-COMMODITIES TRADE BALANCE

     In 1998, the Republic recorded a non-commodities trade deficit in its current account of approximately US$4.6 billion. In 1999, the non-commodities trade deficit increased to US$5.8 billion. The non-commodities trade deficit decreased to US$5.3 billion in 2000 and US$4.4 billion in 2001. In 2002, the non-commodities trade deficit increased to US$7.0 billion.

  FOREIGN CURRENCY RESERVES

     The following table shows the Republic's total official foreign currency reserves:

                            TOTAL OFFICIAL RESERVES

                                                                  DECEMBER 31,
                                                 -----------------------------------------------
                                                   1999        2000         2001         2002
                                                 ---------   ---------   ----------   ----------
                                                              (MILLIONS OF DOLLARS)
Gold(1)........................................  $    67.1   $    67.6   $     68.3   $     69.2
Foreign Exchange...............................   73,700.3    95,855.1    102,487.5    120,811.4
                                                 ---------   ---------   ----------   ----------
Total Gold and Foreign Exchange................   73,767.4    95,922.7    102,555.8    120,880.6
Reserve Position at IMF........................      286.5       271.8        262.2        520.2
Special Drawing Rights.........................        0.7         3.5          3.3         11.8
                                                 ---------   ---------   ----------   ----------
  Total Official Reserves......................  $74,054.5   $96,198.1   $102,821.4   $121,412.5
                                                 =========   =========   ==========   ==========

------------

(1) For this purpose, domestically-owned gold is valued at US$42.22 per troy ounce (31.1035 grams) and gold deposited overseas is calculated at cost of purchase.

Source  The Bank of Korea.

     The Government's foreign currency reserves increased to US$131.7 billion as of June 30, 2003 from US$8.9 billion as of December 31, 1997, primarily due to continued balance of trade surpluses and capital inflows.

THE FINANCIAL SYSTEM

  STRUCTURE OF THE FINANCIAL SECTOR

     The Republic's financial sector includes the following categories of financial institutions:

     -  The Bank of Korea;

     -  banking institutions;

     -  non-bank financial institutions; and

     -  other financial entities, including:

        --securities institutions;

        --credit guarantee institutions;

        --venture capital companies; and

        --miscellaneous others.

     To increase transparency in financial transactions and enhance the integrity and efficiency of the financial markets, Korean law requires that financial institutions confirm that their clients use their real names when transacting business. To ease the liquidity crisis, the Government altered the real-name financial transactions system during 1998, to allow the sale or deposit of foreign currencies through domestic financial institutions and the purchase of certain bonds, including Government bonds, without identification. The Government also strengthened confidentiality protection for private financial transactions.

  BANKING INDUSTRY

     The banking industry comprises commercial banks and specialized banks. Commercial banks serve the general public and corporate sectors. They include nationwide banks, regional banks and branches of foreign banks. Regional banks provide services similar to nationwide banks, but operate in a geographically restricted region. Branches of foreign banks have operated in Korea since 1967 but provide a relatively small proportion of the country's banking services. As of December 31, 2002, commercial banks consisted of eight nationwide banks, all of which have branch networks throughout Korea, six regional banks and 62 branches of foreign banks operated in the country. Nationwide and regional banks had, in the aggregate, 4,936 domestic branches and offices, 55 overseas branches, four overseas representative offices and 21 overseas subsidiaries as of December 31, 2002.

     Specialized banks meet the needs of specific sectors of the economy in accordance with Government policy; they are organized under, or chartered by, special laws. Specialized banks include:

     -  The Korea Development Bank;

     -  The Export-Import Bank of Korea;

     -  The Industrial Bank of Korea;

     - National Agricultural Cooperatives Federation (which merged with the National Livestock Cooperatives Federation in July 2000); and

     -  National Federation of Fisheries Cooperatives.

     The economic difficulties in 1997 and 1998 caused an increase in Korean banks' non-performing assets and a decline in capital adequacy ratios of Korean banks. From 1998 through 2002, the Financial Supervisory Commission amended banking regulations several times to adopt more stringent definitions for non-performing loans that more closely followed international standards. The new definitions increased the level of non-performing loans held by banks and other financial institutions. The following table sets out the total loans and discounts and non-performing assets of the commercial banking sector.

                                                                            NON-
                                                               TOTAL     PERFORMING     PERCENTAGE
                                                               LOANS       ASSETS        OF TOTAL
                                                              -------   ------------   ------------
                                                              (IN TRILLIONS OF WON)    (PERCENTAGE)
December 31, 1999...........................................   328.3        27.4           8.3
December 31, 2000...........................................   361.6        23.9           6.6
December 31, 2001...........................................   379.1        11.0           2.9
December 31, 2002...........................................   464.6         9.0           1.9
June 30, 2003...............................................   489.9        11.3           2.3

------------

Source:  Banking Statistics, February 2003; Financial Supervisory Service.

     Most of the growth in total loans since the end of 1999, and in particular, since the end of 2001, has been attributable to loans to the retail sector, accounting for 51.8% of total loans as of December 31, 2002, compared to 40.0% as of December 31, 1999.

     A group of the Republic's banks, including eight nationwide commercial banks, six regional commercial banks and five special banks, posted an aggregate net profit of W5.0 trillion in 2002, compared to an aggregate net profit of W4.7 trillion in 2001. In the first half of 2003, these banks posted an aggregate net profit of W0.5 trillion compared to an aggregate net profit of W3.5 trillion in the first half of 2002, primarily due to increased loan loss provisions for SK Networks and credit card companies.

  NON-BANK FINANCIAL INSTITUTIONS

     Non-bank financial institutions include:

     - investment institutions, including merchant banks, securities investment trust companies and the Korea Securities Finance Corporation;

     - savings institutions, including trust accounts of banks, mutual savings and finance companies, credit unions, mutual credit facilities, community credit cooperatives and postal savings;

     -  life insurance institutions; and

     -  credit card companies.

     As of June 30, 2003, three merchant banks operated in the country. Since 1998, 28 merchant banks have been closed or merged into commercial banks or securities firms. As of December 31, 2002, the total assets of Korea's merchant banks amounted to an aggregate of W2,498.0 billion.

     Through December 2001, each of five securities investment trust companies which managed and sold securities investment trusts was converted into an investment trust management company which only manages the trusts and a securities company. As of September 30, 2003, 31 securities investment trust management companies, which manage the trusts, operate in Korea. Currently, there is no securities investment trust company that also sells interests in the trusts in the Republic. As of September 30, 2003, total assets of all the securities investment trust companies totaled W1,399.6 billion.

     Korean banks provide trust account management services pursuant to Korean law applicable to trusts. Banks segregate trust assets and cannot use them to satisfy claims of depositors or other creditors. Accordingly, trust accounts appear separately from banking accounts in the banks' financial statements. As of June 30, 2003, assets of trust accounts of all banks providing trust account management services totaled W134,598.7 billion.
     The country had 115 mutual savings banks as of June 30, 2003, with assets totaling W26,977.6 billion.

     As of June 30, 2003, 11 domestic life insurance institutions, four joint venture life insurance institutions and eight wholly-owned subsidiaries of foreign life insurance companies, with assets totaling approximately W169.3 trillion as of June 30, 2003, served the Republic.

     As of December 31, 1999, seven credit card companies operated in the country with loans totaling approximately W18.0 trillion, of which 8.1% were classified as non-performing loans. As of June 30, 2003 nine credit card companies operated in the country with loans totaling approximately W85.7 trillion, of which 9.0% were classified as non-performing loans.

  MONEY MARKETS

     In Korea, the money markets consist of the call market and markets for a wide range of other short-term financial instruments, including treasury bills, monetary stabilization bonds, negotiable certificates of deposits, repurchase agreements and commercial paper.

  SECURITIES MARKETS

     As of September 30, 2003, 44 domestic securities companies (including joint venture securities companies) and 17 branches of foreign securities companies operated in Korea.

     The Korea Stock Exchange, a non-profit corporation wholly owned by its member firms began operations in 1956 and is Korea's only stock exchange. It has a single trading floor located in Seoul. The exchange imposes daily limits on share price movements to avoid excessive fluctuation. The Korea Composite Stock Price Index is comprised of all equities listed on the exchange. The exchange opened a stock index futures market in May 1996 and an options market in July 1997.

     In addition to the Korea Stock Exchange, Korea has two over-the-counter stock markets. The KOSDAQ Stock Market was established in July 1996, and the OTC Bulletin Board Market was launched in March 2000 for trading of shares not listed on either the Korea Stock Exchange or the KOSDAQ Stock Market.

     The following table shows the value of the Korea Composite Stock Price Index as of the dates indicated.

    December 28, 1998...........................................    562.5
    December 28, 1999...........................................  1,028.1
    December 26, 2000...........................................    504.6
      January 31, 2001..........................................    617.9
      February 28, 2001.........................................    578.1
      March 30, 2001............................................    523.2
      April 30, 2001............................................    577.4
      May 31, 2001..............................................    612.2
      June 29, 2001.............................................    595.1
      July 31, 2001.............................................    541.6
      August 31, 2001...........................................    545.1
      September 28, 2001........................................    479.7
      October 31, 2001..........................................    537.8
      November 30, 2001.........................................    643.9

    December 28, 2001...........................................    693.7
      January 31, 2002..........................................    748.1
      February 28, 2002.........................................    820.0
      March 29, 2002............................................    895.6
      April 30, 2002............................................    842.3
      May 31, 2002..............................................    796.4
      June 28, 2002.............................................    742.7
      July 31, 2002.............................................    718.0
      August 30, 2002...........................................    736.4
      September 30, 2002........................................    646.4
      October 31, 2002..........................................    658.9
      November 29, 2002.........................................    724.8
    December 30, 2002...........................................    627.6
      January 30, 2003..........................................    591.9
      February 28, 2003.........................................    575.4
      March 31, 2003............................................    535.7
      April 30, 2003............................................    599.4
      May 30, 2003..............................................    633.4
      June 30, 2003.............................................    669.9
      July 31, 2003.............................................    713.5
      August 29, 2003...........................................    759.5
      September 30, 2003........................................    697.5
      October 31, 2003..........................................    782.4
      November 28, 2003.........................................    796.2

     On December 27, 1997, the last day of trading in 1997, the index stood at 376.3, a sharp decline from 647.1 on September 30, 1997. The fall resulted from growing concerns about the Republic's weakening financial and corporate sectors, the Republic's falling foreign currency reserves, the sharp depreciation of the Won against the U.S. Dollar and other external factors, such as a sharp decline in stock prices in Hong Kong on October 24, 1997 and financial turmoil in Southeast Asian countries. The Korea Composite Stock Price Index rose to 1,028.1 on December 28, 1999, but has since been volatile. The index was 801.9 on December 23, 2003.

  SUPERVISION SYSTEM

     The Office of Bank Supervision, the Securities Supervisory Board, the Insurance Supervisory Board and all other financial sector regulatory bodies merged in January 1999 to form the Financial Supervisory Commission. The Financial Supervisory Commission acts as the executive body over the Financial Supervisory Service. The Financial Supervisory Commission reports to, but operates independently of, the Prime Minister's office.

     The Ministry of Finance and Economy focuses on financial policy, foreign currency regulations and the approval process for establishing financial institutions. The Bank of Korea manages monetary policy focusing on price stabilization.

  INSURANCE SYSTEM

     The Republic's deposit insurance system insures amounts on deposit with banks, non-bank financial institutions, securities companies and life insurance companies.

     Since January 2001, deposits at any single financial institution are insured only up to W50 million regardless of the amount deposited.

     The Government recently excluded certain deposits, such as repurchase agreements, from the insurance scheme, expanded the definition of unsound financial institutions to which the insurance scheme would apply and increased the insurance premiums payable by insured financial institutions.

MONETARY POLICY

  THE BANK OF KOREA

     The Bank of Korea was established in 1950 as Korea's central bank and the country's sole currency issuing bank. A seven-member Monetary Policy Committee, chaired by the Governor of The Bank of Korea, formulates and controls monetary and credit policies.

     The core inflation rate, which is the consumer price index adjusted to remove the non-cereal agriculture and petroleum components, is used as The Bank of Korea's target indicator. To achieve its established inflation target, the Monetary Policy Committee of The Bank of Korea determines and announces its overnight call rate target on a monthly basis. The Bank of Korea uses open market operations as its primary instrument to keep the call rate in line with the Monetary Policy Committee's target rate. In addition, The Bank of Korea is able to establish policies regarding its lending to banks in Korea and their reserve requirements.

  INTEREST RATES

     Interest rates gradually have been deregulated under a four-stage plan initiated in August 1991. In July 1997, some elements of the fourth and final stage of the plan were put in place. As of the end of 2002, all deposit and lending rates had been deregulated with the exception of those on demand deposits, which are scheduled to be deregulated in the near future. On July 10, 2003, the Bank of Korea cut its overnight call rate target by a quarter percentage point to 3.75% from 4.00%.

  MONEY SUPPLY

     The following table shows the volume of the Republic's money supply:

                                  MONEY SUPPLY

                                                   DECEMBER 31,
                           ------------------------------------------------------------   JUNE 30,
                             1998        1999          2000         2001        2002        2003
                           ---------   ---------   ------------   ---------   ---------   ---------
                                                      (BILLIONS OF WON)
Money Supply (M1)(1).....  121,731.1   170,659.4    196,714.5     246,720.5   283,580.8   276,009.5
Quasi-money(2)...........  517,933.2   501,885.0    510,984.4     518,258.8   588,494.8   605,979.6
Money Supply (M2)........  639,664.3   672,544.4    707,698.9     764,979.3   872,075.6   881.989.1
  Percentage Increase
     Over Previous
     Year................       23.7%        5.1%         5.2%          8.1%       14.0%        6.7%

------------

(1) Consists of currency in circulation and demand and instant access savings deposits at financial institutions.

(2) Includes time and installment savings deposits, marketable instruments, yield-based dividend instruments and financial debentures, excluding financial instruments with a maturity of more than two years.

Source:  The Bank of Korea.

  EXCHANGE CONTROLS

     Authorized foreign exchange banks, as approved by the Ministry of Finance and Economy, handle foreign exchange transactions. The ministry has designated other types of financial institutions to handle foreign exchange transactions on a limited basis.

     Korean laws and regulations generally require the approval of, or a report to, either the Ministry of Finance and Economy, The Bank of Korea or authorized foreign exchange banks, as applicable, for issuances of international bonds and other instruments, overseas investments and certain other transactions involving foreign exchange payments.

     In 1994 and 1995, the Government relaxed regulations of foreign exchange position ceilings and foreign exchange transaction documentation and created free Won accounts which may be opened by non-residents at Korean foreign exchange banks. The Won funds deposited into the free Won accounts may be converted into foreign currencies and remitted outside Korea without any governmental approval. In December 1996, after joining the OECD, the Republic freed the repatriation of investment funds, dividends and profits, as well as loan repayments and interest payments. The Government continues to reduce exchange controls in response to changes in the world economy, including the new trade regime under the WTO, anticipating that such foreign exchange reform will improve the Republic's competitiveness and encourage strategic alliances between domestic and foreign entities.

     In September 1998 the National Assembly passed the Foreign Exchange Transaction Act, which became effective in April 1999 and was subsequently amended in October 2000. In principle, most currency and capital transactions, including, among others, the following transactions have been liberalized:

     - the investment in real property located overseas by Korean companies and financial institutions;

     - the establishment of overseas branches and subsidiaries by Korean companies and financial institutions;

     - the investment by non-residents in deposits and trust products having more than one year maturities; and

     -  the issuance of debentures by non-residents in the Korean market.

     To minimize the adverse effects from further opening of Korean capital markets, the Ministry of Finance and Economy is authorized to introduce a variable deposit requirement system to restrict the influx of short-term speculative funds.

     The Government has also embarked on a second set of liberalization initiatives starting in January 2001, under which ceilings on international payments for Korean residents have been eliminated, including overseas travel expenses, overseas inheritance remittances and emigration expenses. Overseas deposits, trusts, acquisitions of foreign securities and other foreign capital transactions made by residents and the making of deposits in Korean currency made by non-residents have also been liberalized. In line with the foregoing liberalization, measures will also be adopted to curb illegal foreign exchange transactions and to stabilize the foreign exchange market.

  FOREIGN EXCHANGE

     The following table shows the exchange rate between the Won and the U.S. Dollar (in Won per U.S. Dollar) as announced by the Seoul Money Brokerage Services, Ltd. as of the dates indicated.

                                 EXCHANGE RATES

                                                                  WON/U.S. DOLLAR
                                                                   EXCHANGE RATE
                                                                  ---------------
    December 31, 1996...........................................        844.2
    December 31, 1997...........................................      1,415.2
    December 31, 1998...........................................      1,207.8
    December 30, 1999...........................................      1,145.4
    December 29, 2000...........................................      1,259.7
      January 31, 2001..........................................      1,265.5
      February 28, 2001.........................................      1,245.7
      March 30, 2001............................................      1,314.0
      April 30, 2001............................................      1,324.7
      May 31, 2001..............................................      1,292.9
      June 30, 2001.............................................      1,300.7
      July 31, 2001.............................................      1,301.4
      August 31, 2001...........................................      1,283.8
      September 29, 2001........................................      1,309.1
      October 31, 2001..........................................      1,296.1
      November 30, 2001.........................................      1,274.0
    December 31, 2001...........................................      1,326.1
      January 31, 2002..........................................      1,314.8
      February 28, 2002.........................................      1,327.7
      March 30, 2002............................................      1,326.4
      April 30, 2002............................................      1,292.2
      May 31, 2002..............................................      1,233.3
      June 29, 2002.............................................      1,201.8
      July 31, 2002.............................................      1,197.0
      August 31, 2002...........................................      1,200.5
      September 30, 2002........................................      1,225.5
      October 31, 2002..........................................      1,233.4
      November 30, 2002.........................................      1,208.0
    December 31, 2002...........................................      1,200.4
      January 30, 2003..........................................      1,170.5
      February 28, 2003.........................................      1,186.8
      March 31, 2003............................................      1,252.9
      April 30, 2003............................................      1,213.1
      May 31, 2003..............................................      1,205.3
      June 30, 2003.............................................      1,193.1
      July 31, 2003.............................................      1,180.0
      August 30, 2003...........................................      1,178.5

                                                                  WON/U.S. DOLLAR
                                                                   EXCHANGE RATE
                                                                  ---------------
      September 30, 2003........................................      1,150.2
      October 31, 2003..........................................      1,177.3
      November 29, 2003.........................................      1,203.6

     Prior to November 1997, the Government permitted exchange rates to float within a daily range of 2.25%. In response to the substantial downward pressures on the Won caused by the Republic's economic difficulties in late 1997, in November 1997, the Government expanded the range of permitted daily exchange rate fluctuations to 10%. The Government eliminated the daily exchange rate band in December 1997, and the Won now floats according to market forces. The value of the Won relative to the U.S. dollar depreciated from W888.1 to US$1.00 on June 30, 1997 to W1,964.8 to US$1.00 on December 24, 1997. Due to improved economic conditions and increases in trade surplus, the Won has generally appreciated against the U.S. dollar. The market average exchange rate was W1,195.8 to US$1.00 on December 23, 2003.

GOVERNMENT FINANCE

     The Ministry of Planning and Budget prepares the Government budget, and the Ministry of Finance and Economy administers the Government's finances.

     The Government's fiscal year commences on January 1. The Ministry of Planning and Budget must submit the budget to the National Assembly not later than 90 days prior to the start of the fiscal year and may submit supplementary budgets revising the original budget at any time during the fiscal year.

     The following table shows consolidated Government revenues and expenditures.

           CONSOLIDATED CENTRAL GOVERNMENT REVENUES AND EXPENDITURES

                                                1998      1999      2000      2001      2002
                                               -------   -------   -------   -------   -------
                                                              (BILLIONS OF WON)
Total Revenues...............................   96,673   107,924   135,811   144,033   158,712
  Current Revenues...........................   95,790   106,537   134,415   142,709   157,226
     Total Tax Revenues......................   67,798    75,658    92,935    95,793   103,967
       Income Profits and Capital Gains......   27,975    25,220    35,387    35,638    38,404
       Tax on Property.......................    1,379     3,272     4,262     2,920     2,894
       Tax on Goods and Services.............   27,159    33,608    38,020    43,818    48,047
       Customs Duties........................    3,836     4,687     5,800     5,923     6,601
       Others................................    7,449     8,871     9,466     7,494     8,021
     Social Security Contribution............   10,512    12,008    14,798    17,538    19,723
     Non-Tax Revenues........................   17,480    18,871    26,682    29,378    33,536
  Capital Revenues...........................      883     1,387     1,396     1,324     1,486
Total Expenditures and Net Lending...........  115,430   120,988   129,284   136,765   136,046
  Total Expenditures.........................   90,990   101,236   109,443   126,688   135,610
     Current Expenditures....................   70,631    76,798    87,170   101,744   106,255
       Goods and Services....................   21,697    19,772    24,707    26,223    28,629
       Interest Payments.....................    3,399     5,884     6,888     7,198     6,846
       Subsidies and Other Transfers(1)......   44,430    49,333    55,114    66,540    68,929
       Subsidies.............................      576       432       329       534       768
       Other Transfers(1)....................   43,854    48,901    54,785    66,006    68,161
     Non-Financial Public Enterprises
       Expenditures..........................    1,105     1,809       461     1,783     1,851
  Capital Expenditures.......................   20,359    24,438    22,273    24,944    29,355
  Net Lending................................   24,440    19,752    19,841    10,077       436

------------

(1) Includes transfers to local governments, non-profit institutions, households and abroad.

Source:  Ministry of Finance and Economy.

     The consolidated Government account consists of a General Account, Special Accounts (including a non-financial public enterprise special account) and Public Funds. The Government segregates the accounts of certain functions of the Government into Special Accounts and Public Funds for more effective administration and fiscal control. The Special Accounts and Public Funds relate to business type activities, such as economic development, road and railway construction and maintenance, monopolies, and communications developments and the administration of loans received from official international financial organizations and foreign governments.

     Revenues derive mainly from national taxes and non-tax revenues. Expenditures include general administration, national defense, community service, education, health, social security, certain annuities and pensions and local finance, which involves the transfer of tax revenues to local governments.

     Tax revenues decreased slightly in 1998 because of the country's economic difficulties. Expenditures increased significantly in 1998 resulting from the Government's program to restructure the country's economy and its debt obligations under the financial aid package extended by the IMF. Although the Government reduced expenditures in other budget areas, such as defense and general administration, a fiscal deficit was recorded in 1998 equal to approximately 4.2% of the Republic's GDP, financed in part by approximately W11.7 trillion of Government bonds issued in the domestic market in 1998.

     For 1999, revenues increased by approximately 11.6%, which represented 22.4% of the Republic's GDP, due in large part to higher tax and non-tax revenues. The Government expanded the value added tax base further and reduced the tax rate on real estate capital gains. The Government imposed modest cuts in several expenditure categories relative to 1998, including wages and salaries, purchase of goods and services, capital spending and net lending to help offset an anticipated increase in interest payments, including the carrying costs for financial sector restructuring. Fiscal deficit in 1999 decreased to approximately 2.7% of GDP.

     For 2000, revenues increased by approximately 25.8%, which represented 26.0% of the Republic's GDP principally due to higher tax and non-tax revenues. Tax revenues increased significantly while expenditures increased slightly due to the country's economic recovery. Principal factors for the tax revenue increase included:

     -  increase of corporate tax revenues due to increase of corporate profits;

     -  expansion of the tax base;

     -  increase of securities trading tax due to increase of trading volume;
        and

     -  increase of customs duties due to increase of imports.

     The Republic had a fiscal surplus of 1.3% in 2000.

     For 2001, revenues increased by approximately 6.1%, which represented 26.1% of the Republic's GDP principally due to higher tax and non-tax revenues. Tax revenues increased due to the country's economic growth and the accompanying increase in the overall compensation of workers in Korea. Non-tax revenues increased due to the sale by the Government of the shares it owns in Korean companies such as KT Corporation (formerly known as Korea Telecom Corp.) and Korea Tobacco & Ginseng Corporation as part of the Government's privatization plans. The Republic had a fiscal surplus of 1.3% in 2001.

     For 2002, revenues increased by approximately 10.2%, which represented 26.6% of the Republic's GDP principally due to higher tax and non-tax revenues. Tax revenues increased due to the country's economic growth and the accompanying increase in the overall compensation of workers in Korea. Non-tax revenues increased due to an increase in surplus amounts transferred from The Bank of Korea. The Republic had a fiscal surplus of 3.8% in 2002.

DEBT

  EXTERNAL AND INTERNAL DEBT OF THE GOVERNMENT

     The following table sets out, by currency and the equivalent amount in U.S. Dollars, the estimated outstanding direct external debt of the Government as of December 31, 2002.

                     DIRECT EXTERNAL DEBT OF THE GOVERNMENT

                                                                    AMOUNT IN       EQUIVALENT
                                                                     ORIGINAL        AMOUNT IN
                                                                     CURRENCY     U.S. DOLLARS(1)
                                                                   ------------   ---------------
                                                                           (IN MILLIONS)
      US$........................................................  US$ 14,255.3     US$14,255.3
      German Mark................................................  DM      61.2            32.8
      Japanese Yen...............................................  Y  109,635.0           925.1
                                                                                    -----------
        Total....................................................                   US$15,213.2
                                                                                    ===========

------------

(1) Amounts expressed in currencies other than US$ are converted to US$ at the arbitrage rate announced by the Seoul Money Brokerage Services, Ltd. in effect on December 31, 2002.

     The following table summarizes, as of December 31 of the years indicated, the outstanding direct internal debt of the Republic.

                     DIRECT INTERNAL DEBT OF THE GOVERNMENT

                                                                     (BILLIONS OF WON)
                                                                     -----------------
      1998........................................................        47,588.6
      1999........................................................        66,145.3
      2000........................................................        75,847.6
      2001........................................................        87,327.5
      2002........................................................       103,341.3

     The following table sets out all guarantees by the Government of indebtedness of others:

                                                                          DECEMBER 31,
                                                                --------------------------------
                                                                  2000       2001        2002
                                                                --------   ---------   ---------
                                                                       (BILLIONS OF WON)
      Domestic................................................  70,779.5   103,338.5   100,753.7
      External(1).............................................   3,785.9     3,431.1     1,717.7
                                                                --------   ---------   ---------
        Total.................................................  74,565.4   106,769.6   102,471.4
                                                                ========   =========   =========

------------

(1) Converted to Won at foreign exchange banks' telegraphed transfer selling rates to customers in effect on December 31 of each year.

     For further information on the outstanding indebtedness, including guarantees, of the Republic, see "The Republic of Korea--Tables and Supplementary Information".

     In December 1997, the National Assembly authorized the guarantee of up to US$20 billion of external debt of Korean banks, and, in January 1998, additional guarantees of up to US$7 billion of external debt of Korean commercial and merchant banks and up to US$8 billion of external debt of The Bank of Korea. The Government guaranteed approximately US$21.8 billion in new one-, two- and three-year loans that replaced the short-term foreign currency debt of eligible Korean financial institutions, all of which has subsequently been repaid. For a further discussion of this program, see "The Republic of Korea--The Economy--Post-IMF Reforms".

     In April 1998, the Government issued US$4.0 billion of U.S.
Dollar-denominated debt securities in addition to the World Bank and ADB obligations incurred in 1998.

  EXTERNAL DEBT

     The following table sets out certain information regarding Korea's total external debt calculated using criteria agreed with the IMF. In particular, this information includes offshore borrowings by Korean banks, including their overseas branches and subsidiaries, but excludes borrowings by overseas branches and subsidiaries of Korean companies and deposits in overseas branches and subsidiaries of Korean banks.

                                                                  DECEMBER 31,
                                                  ---------------------------------------------
                                                  1997    1998    1999    2000    2001    2002
                                                  -----   -----   -----   -----   -----   -----
                                                              (BILLIONS OF DOLLARS)
Total External Liabilities......................  159.2   148.7   137.1   131.7   118.8   131.0
  Long-Term Debt................................   95.7   118.0    97.8    83.8    77.8    81.2
     Public Sector..............................   22.3    36.6    29.5    28.3    20.8    19.7
     Domestic Financial Institutions............   43.2    45.8    43.5    22.5    20.1    19.3
     Korean Branches of Foreign Banks...........    4.4     6.3     4.0     2.6     2.7     3.1
     Private Sector.............................   25.9    29.4    29.9    30.4    34.2    39.1
  Short-Term Debt...............................   63.6    30.7    39.2    47.9    41.0    49.8
     Domestic Financial Institutions............   27.2    11.3    12.7    15.3    13.1    17.3
     Korean Branches of Foreign Banks...........   15.2     7.6     9.8    10.4     9.1    13.9
     Private Sector.............................   21.2    11.8    16.7    22.2    18.8    18.6

------------

Source:  Ministry of Finance and Economy.

  DEBT RECORD

     The Government has always paid when due the full amount of principal of, interest on, and amortization or sinking fund requirements of, all of its indebtedness.

TABLES AND SUPPLEMENTARY INFORMATION

A.  EXTERNAL DEBT OF THE GOVERNMENT

                                                                         RANGE OF     PRINCIPAL AMOUNTS
                                         RANGE OF          RANGE OF      YEARS OF     OUTSTANDING AS OF
CURRENCY OF BORROWINGS                INTEREST RATES    YEARS OF ISSUE   MATURITY     DECEMBER 31, 2002
----------------------                ---------------   --------------   ---------   -------------------
                                            (%)                                      (MILLIONS OF UNITS)
US$.................................  0.75-9/Floating     1960-1998      2001-2023       US$14,255.3
Japanese Yen........................           3.25-5     1980-1990      2005-2015       Y 109,635.0
German Mark.........................            2-4.5     1973-1985      2001-2021       DM     61.2
                                                                                         -----------
       Total External Funded                                                             US$15,213.2
          Debt(1)...................
                                                                                         ===========

------------

(1) Amounts expressed in currencies other than US$ are converted to US$ at the arbitrage rate between foreign currencies announced by the Seoul Money Brokerage Services, Ltd. in effect on December 31, 2002.

B.  EXTERNAL GUARANTEED DEBT OF THE GOVERNMENT

                                                                                    PRINCIPAL AMOUNTS
                                                   INTEREST   YEARS OF   YEARS OF   OUTSTANDING AS OF
                      NAME                          RATES      ISSUE     MATURITY   DECEMBER 31, 2002
                      ----                         --------   --------   --------   -----------------
                                                     (%)                              (MILLIONS OF
                                                                                        DOLLARS)
1.  BONDS
     Total Bonds.................................                                           None
2.  BORROWINGS
     City of Taegu...............................  Floating     1988       2003              1.3
     Korea District Heating Corp. ...............  Floating     1986       2003              2.9
     The Korea Development Bank..................  Floating     1999       2009            190.8
     The Korea Development Bank..................  Floating     1998       2003            157.7
     Industrial Bank of Korea....................  Floating     1999       2006          1,064.1
                                                                                         -------
     Total Borrowings(1).........................                                        1,416.8
                                                                                         =======
     Total External Guaranteed Debt(1)...........                                        1,416.8
                                                                                         =======

------------

(1) Amounts expressed in currencies other than US$ are converted to US$ at the arbitrage rate between foreign currencies announced by the Seoul Money Brokerage Services, Ltd. in effect on December 31, 2002.

C.  INTERNAL DEBT OF THE GOVERNMENT

                                                            RANGE OF    RANGE OF    PRINCIPAL AMOUNTS
                                              RANGE OF      YEARS OF    YEARS OF    OUTSTANDING AS OF
                  TITLE                    INTEREST RATES     ISSUE     MATURITY    DECEMBER 31, 2002
                  -----                    --------------   ---------   ---------   -----------------
                                                (%)                                 (BILLIONS OF WON)
1.  BONDS
     Interest-Bearing Treasury Bond for
       Cereals Fund......................        2.0-17.0   1995-1999   2000-2004         1,100.0
     Foreign Exchange Stabilization
       Bonds.............................      6.97-14.48   1995-2000   2000-2005        15,849.9
     Interest-Bearing Treasury Bond for
       Treasury Bond Management Fund.....       5.55-18.4   1995-2000   2001-2010        55,615.2
     Interest-Bearing Treasury Bond for
       National Housing I................             5.0   1990-2000   1995-2005        22,470.5
     Interest-Bearing Treasury Bond for
       National Housing II...............             3.0   1983-1999   2003-2019         3,236.1
     Non-interest-Bearing Treasury Bond
       for Contribution(1)...............              --   1967-1985          --            11.3
                                                                                        ---------
       Total Bonds.......................                                                98,283.0
                                                                                        =========
2.  BORROWINGS
     Borrowings from The Bank of Korea...                                                   950.0
     Borrowings from the Sports Promotion
       Fund..............................                                                    71.3
     Borrowings from the Civil Servant
       Pension Fund......................                                                   650.0
     Borrowings from the Export Insurance
       Fund..............................                                                   510.0
     Borrowings from The Korea
       Development Bank..................                                                   114.2
     Authorized Government Debt beyond
       Budget Limit......................                                                 2,762.8
       Sub-Total.........................                                                 5,058.3
                                                                                        ---------
       Total Internal Funded Debt........                                               103,341.3
                                                                                        =========

------------

(1)  Interest Rates and Years of Maturity not applicable.

D.  INTERNAL GUARANTEED DEBT OF THE GOVERNMENT

                                                            RANGE OF    RANGE OF    PRINCIPAL AMOUNTS
                                              RANGE OF      YEARS OF    YEARS OF    OUTSTANDING AS OF
                  NAME                     INTEREST RATES     ISSUE     MATURITY    DECEMBER 31, 2002
                  ----                     --------------   ---------   ---------   -----------------
                                                (%)                                 (BILLIONS OF WON)
1.  BONDS OF GOVERNMENT-AFFILIATED
       CORPORATIONS
     The Korea Development Bank..........    Floating       1989-1994   2002-2004            4.0
     Korea Container Terminal
       Authority.........................      6.0%         1993-1996   2002-2005          100.0
     Korea Asset Management
       Corporation.......................   5.0-12.14%      1997-1999   2002-2004       14,351.3
     Korea Deposit Insurance
       Corporation.......................    0.0-15%        1998-2001   1995-2008       80,974.4(1)
                                                                                        --------
       Total Bonds.......................                                               95,429.7
                                                                                        ========
2.  BORROWINGS OF GOVERNMENT-AFFILIATED
       CORPORATIONS
     Rural Development Corporation and
       Federation of Farmland............      5.5%         1967-1989   2000-2024          226.7
     National Agricultural Cooperative
       Federation........................      5.0%              2001        2002          370.0
     Others..............................    Floating            1991        1999        1,090.9
                                                                                        --------
       Total Borrowings..................                                                1,686.6
                                                                                        ========

------------
(1) Over four years beginning in 2003, W49 trillion of such debt will be converted into direct debt of the Government.

                         DESCRIPTION OF THE SECURITIES

DESCRIPTION OF DEBT SECURITIES

     We will issue debt securities under a fiscal agency agreement or agreements. The description below summarizes the material provisions of the debt securities and the fiscal agency agreement. Since it is only a summary, the description may not contain all of the information that may be important to you as a potential investor in the debt securities. Therefore, we urge you to read the form of fiscal agency agreement and the form of global debt security before deciding whether to invest in the debt securities. We have filed a copy of these documents with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part. You should refer to such exhibits for more complete information.

     The financial terms and other specific terms of your debt securities will be described in the prospectus supplement relating to your debt securities. The description in the prospectus supplement will supplement this description or, to the extent inconsistent with this description, replace it.

     We will appoint a fiscal agent or agents in connection with debt securities whose duties will be governed by the fiscal agency agreement. We may replace the fiscal agent or appoint different fiscal agents for different series of debt securities.

  GENERAL TERMS OF THE DEBT SECURITIES

     We may issue debt securities in separate series at various times. The prospectus supplement that relates to your debt securities will specify some or all of the following terms:

     -  the aggregate principal amount;

     -  the currency of denomination and payment;

     -  any limitation on principal amount and authorized denominations;

     - the percentage of their principal amount at which the debt securities will be issued;

     -  the maturity date or dates;

     - the interest rate for the debt securities and, if variable, the method by which the interest rate will be calculated;

     - whether any amount payable in respect of the debt securities will be determined based on an index or formula, and how any such amount will be determined;

     - the dates from which interest, if any, will accrue for payment of interest and the record dates for any such interest payments;

     -  where and how we will pay principal and interest;

     - whether and in what circumstances the debt securities may be redeemed before maturity;

     -  any sinking fund or similar provision;

     - whether any part or all of the debt securities will be in the form of a global security and the circumstances in which a global security is exchangeable for certificated securities;

     - if issued in certificated form, whether the debt securities will be in bearer form with interest coupons, if any, or in registered form without interest coupons, or both forms, and any restrictions on exchanges from one form to the other; and

     -  other specific provisions.

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     Depending on the terms of the debt securities we issue, the prospectus supplement relating to the debt securities may also describe applicable U.S. federal income tax and other considerations additional to the disclosure in this prospectus.

     Unless otherwise specified in the applicable prospectus supplement, we will maintain at an office in the Borough of Manhattan, The City of New York, a register for the registration of transfers of debt securities issued in registered form.

  PAYMENTS OF PRINCIPAL, PREMIUM AND INTEREST

     On every payment date specified in the relevant prospectus supplement, we will pay the principal, premium and/or interest due on that date to the registered holder of the relevant debt security at the close of business on the related record date. We will make all payments at the place and in the currency set out in the prospectus supplement. Unless otherwise specified in the relevant prospectus supplement or the debt securities, we will make payments in U.S. dollars at the New York office of the fiscal agent or, outside the United States, at the office of any paying agent. Unless otherwise specified in the applicable prospectus supplement or debt securities, we will pay interest by check, payable to the registered holder.

     We will make any payments on debt securities in bearer form at the offices and agencies of the fiscal agent or any other paying agent outside the United States as we may designate. At the option of the holder of the bearer debt securities, we will make such payments by check or by transfer to an account maintained by the holder with a bank located outside of the United States. We will not make payments on bearer debt securities at the corporate trust office of the fiscal agent in the United States or at any other paying agency in the United States. In addition, we will not make any payment by mail to an address in the United States or by transfer to an account maintained by a holder of bearer debt securities with a bank in the United States. Nevertheless, we will make payments on a bearer debt security denominated and payable in U.S. dollars at an office or agency in the United States if:

     - payment outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions; and

     - the payment is then permitted under United States law, without material adverse consequences to us.

     If we issue bearer debt securities, we will designate the offices of at least one paying agent outside the United States as the location for payment.

  REPAYMENT OF FUNDS; PRESCRIPTION

     If no one claims money paid by us to the fiscal agent for the payment of principal or interest in respect of any series of debt securities for two years after the payment was due and payable, the fiscal agent or paying agent will repay the money to us. After such repayment, the fiscal agent or paying agent will not be liable with respect to the amounts so repaid, and you may look only to us for any payment under the debt securities.

     Under Korea law, you will not be permitted to file a claim against us for payment of principal or interest on any series of debt securities unless you do so within five years, in the case of principal, and two years, in the case of interest, from the date on which payment was due.

  GLOBAL SECURITIES

     The prospectus supplement relating to a series of debt securities will indicate whether any of that series of debt securities will be represented by a global security. The prospectus supplement will also describe any unique specific terms of the depositary arrangement with respect to that series. Unless otherwise specified in the prospectus supplement, we anticipate that the following provisions will apply to depositary arrangements.

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     Registered Ownership of the Global Security

     The global security will be registered in the name of a depositary identified in the prospectus supplement, or its nominee, and will be deposited with the depositary, its nominee or a custodian. The depositary, or its nominee, will therefore be considered the sole owner or holder of debt securities represented by the global security for all purposes under the fiscal agency agreement. Except as specified below or in the applicable prospectus supplement, beneficial owners:

     - will not be entitled to have any of the debt securities represented by the global security registered in their names;

     - will not receive physical delivery of any debt securities in definitive form;

     -  will not be considered the owners or holders of the debt securities;

     - must rely on the procedures of the depositary and, if applicable, any participants (institutions that have accounts with the depositary or a nominee of the depositary, such as securities brokers and dealers) to exercise any rights of a holder; and

     - will receive payments of principal and interest from the depositary or its participants rather than directly from us.

     We understand that, under existing industry practice, the depositary and participants will allow beneficial owners to take all actions required of, and exercise all rights granted to, the registered holders of the debt securities.

     We will register debt securities in the name of a person other than the depositary or its nominee only if:

     - the depositary for a series of debt securities is unwilling or unable to continue as depositary; or

     - we determine, in our sole discretion, not to have a series of debt securities represented by a global security.

     In either such instance, an owner of a beneficial interest in a global security will be entitled to registration of a principal amount of debt securities equal to its beneficial interest in its name and to physical delivery of the debt securities in definitive form.

     Beneficial Interests in and Payments on a Global Security

     Only participants, and persons that may hold beneficial interests through participants, can own a beneficial interest in the global security. The depositary keeps records of the ownership and transfer of beneficial interests in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons (such as their customers). No other records of the ownership and transfer of beneficial interests in the global security will be kept.

     All payments on a global security will be made to the depositary or its nominee. When the depositary receives payment of principal or interest on the global security, we expect the depositary to credit its participants' accounts with amounts that correspond to their respective beneficial interests in the global security. We also expect that, after the participants' accounts are credited, the participants will credit the accounts of the owners of beneficial interests in the global security with amounts that correspond to the owners' respective beneficial interests in the global security.

     The depositary and its participants establish policies and procedures governing payments, transfers, exchanges and other important matters that affect owners of beneficial interests in a global security. The depositary and its participants may change these policies and procedures from time to time. We have no responsibility or liability for the records of ownership of beneficial interests in the global security, or for payments made or not made to owners of such beneficial interests. We also have no responsibility or

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liability for any aspect of the relationship between the depositary and its participants or for any aspect of the relationship between participants and owners of beneficial interests in the global security.

     Bearer Securities

     We may issue debt securities in a series in the form of one or more bearer global debt securities deposited with a common depositary for the Euroclear and Cedel Bank, or with a nominee identified in the applicable prospectus supplement. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of debt securities to be represented by a global security will be described in the applicable prospectus supplement.

  ADDITIONAL AMOUNTS

     We will make all payments of principal of, and premium and interest, if any, on the debt securities without withholding or deducting any present or future taxes imposed by the Republic or any of its political subdivisions, unless required by law. If Korean law requires us to deduct or withhold taxes, we will pay additional amounts as necessary to ensure that you receive the same amount as you would have received without such withholding or deduction.

     We will not pay, however, any additional amounts if you are liable for Korean tax because:

     - you are connected with the Republic other than by merely owning the debt security or receiving income or payments on the debt security;

     - you failed to complete and submit a declaration of your status as a non-resident of the Republic after we or the relevant tax authority requested you to do so; or

     - you failed to present your debt security for payment within 30 days of when the payment is due or, if the fiscal agent did not receive the money prior to the due date, the date notice is given to holders that the fiscal agent has received the full amount due to holders. Nevertheless, we will pay additional amounts to the extent you would have been entitled to such amounts had you presented your debt security for payment on the last day of the 30-day period.

     We will not pay any additional amounts for taxes on the debt securities except for taxes payable through deduction or withholding from payments of principal, premium or interest. Examples of the types of taxes for which we will not pay additional amounts include the following: estate or inheritance taxes, gift taxes, sales or transfer taxes, personal property or related taxes, assessments or other governmental charges. We will pay stamp or other similar taxes that may be imposed by the Republic, the United States or any political subdivision or taxing authority in one of those two countries on the fiscal agency agreement or be payable in connection with the issuance of the debt securities.

  STATUS OF DEBT SECURITIES

     The debt securities will:

     - constitute our direct, unconditional, unsecured and unsubordinated obligations;

     - rank at least equally in right of payment among themselves, regardless of when issued or currency of payment; and

     - rank at least equally in right of payment with all of our other unsecured and unsubordinated obligations, subject to certain statutory exceptions under Korean law.

  NEGATIVE PLEDGE COVENANT

     If any debt securities are outstanding, we will not create or permit any security interests on our assets as security for any of our indebtedness or guarantees issued by us, unless the security interest also secures our obligations under the debt securities.

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     We may, however, create or permit a security interest:

     - on any promissory debt securities or commercial paper discounted or otherwise provided as security to or issued or held by us created in favor of The Bank of Korea in the normal operation of The Bank of Korea's discount facilities or facilities for the funding of loans by us to our customers; or

     - on any asset (or documents of title to such asset) incurred when the asset was purchased or improved to secure payment of the cost of the activity; or

     - of a statutory nature arising in the ordinary course of our business but unrelated to our activities of borrowing or raising money; or

     - on any real estate owned by us imposed by a tenant of such real estate as security for repayment of any key money paid by the tenant; or

     - arising by operation of Korean law or given preference by law following our failure to meet an obligation, although we will not permit such a security interest to exist for more than 30 days.

  EVENTS OF DEFAULT

     Each of the following constitutes an event of default with respect to any series of debt securities:

     1. Non-Payment: we do not pay principal or interest or premium or deposit any sinking fund payment on any debt securities of the series when due and such failure to pay continues for 30 days.

     2. Breach of Other Obligations: we fail to observe or perform any of the covenants in the series of debt securities (other than non-payment) for 60 days after written notice of the default is delivered to us at the corporate trust office of the fiscal agent in New York City by holders representing at least 10% of the aggregate principal amount of the debt securities of the series.

     3. Cross Default and Cross Acceleration:

       - we default on any External Indebtedness, and, as a result, becomes obligated to pay an amount equal to or greater than US$10,000,000 in aggregate principal amount prior to its due date; or

       - we fail to pay when due, including any grace period, any of our External Indebtedness in aggregate principal amount equal to or greater than US$10,000,000 or we fail to pay when requested and required by the terms thereof any guarantee for External Indebtedness of another person equal to or greater than US$10,000,000 in aggregate principal amount.

     4. Moratorium/Default:

       - the Republic declares a general moratorium on the payment of its External Indebtedness, including obligations under guarantees;

       - the Republic becomes liable to repay prior to maturity any amount of External Indebtedness, including obligations under guarantees, as a result of a default under such External Indebtedness or obligations; or

       - the international monetary reserves of the Republic become subject to a security interest or segregation or other preferential arrangement for the benefit of any creditors.

     5. Bankruptcy:

       - we are declared bankrupt or insolvent by any court or administrative agency with jurisdiction over us;

       - we pass a resolution to apply for bankruptcy or to request the appointment of a receiver or trustee or similar official in insolvency;
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       -  a substantial part of our assets are liquidated; or

       -  we cease to conduct the banking business.

     6. Failure of Support: the Republic fails to provide financial support for us as required under Article 44 of the KDB Act as of the date of the debt securities of such series.

     7. Control of Assets: the Republic ceases to own or control us (directly or indirectly).

     8. IMF Membership/World Bank Membership: the Republic ceases to be a member of the IMF or the International Bank for Reconstruction and Development (World Bank).

     For purposes of the foregoing, "External Indebtedness" means any obligation for the payment or repayment of money borrowed that is denominated in a currency other than the currency of the Republic.

     If an event of default occurs, any holder may declare the principal amount of debt securities that it holds to be immediately due and payable by written notice to us and the fiscal agent.

     You should note that:

     - despite the procedure described above, no debt securities may be declared due and payable if we cure the applicable event of default before we receive the written notice from the debt security holder;

     - we are not required to provide periodic evidence of the absence of defaults; and

     - the fiscal agency agreement does not require us to notify holders of the debt securities of an event of default or grant any debt security holder a right to examine the security register.

 MODIFICATIONS AND AMENDMENTS; DEBT SECURITYHOLDERS' MEETINGS

     Each holder of a series of debt securities must consent to any amendment or modification of the terms of that series of debt securities or the fiscal agency agreement that would, among other things:

     - change the stated maturity of the principal of the debt securities or any installment of interest;

     - reduce the principal amount of such series of debt securities or the portion of the principal amount payable upon acceleration of such debt securities;

     -  change the debt security's interest rate or premium payable;

     -  change the currency of payment of principal, interest or premium;

     - amend either the procedures provided for a redemption event or the definition of a redemption event;

     - shorten the period during which we are not allowed to redeem the debt securities or grant us a right to redeem the debt securities which we previously did not have; or

     - reduce the percentage of the outstanding principal amount needed to modify or amend the fiscal agency agreement or the terms of such series of debt securities.

     We may, with the exception of the above changes, with the consent of the holders of at least 66 2/3% in principal amount of the debt securities of a series that are outstanding, modify and amend other terms of that series of debt securities.

     We may at any time call a meeting of the holders of a series of debt securities to seek the holders of the debt securities' approval of the modification, or amendment, or obtain a waiver, of any provision of that series of debt securities. The meeting will be held at the time and place in the Borough of Manhattan in New York City as determined by the fiscal agent. The notice calling the meeting must be given at least 30 days and not more than 60 days prior to the meeting.

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     While an event of default with respect to a series of debt securities is continuing, holders of at least 10% of the aggregate principal amount of that series of debt securities may compel the fiscal agent to call a meeting of all holders of debt securities of that series.

     Holders of debt securities who hold, in the aggregate, a majority in principal amount of the debt securities of the series that are outstanding at the time will constitute a quorum at a meeting. At the reconvening of any meeting adjourned for a lack of a quorum, the persons entitled to vote 25% in principal amount of the debt securities of the series that are outstanding at the time will constitute a quorum for taking any action set out in the original notice. To vote at a meeting, a person must either hold outstanding debt securities of the relevant series or be duly appointed as a proxy for a debt securityholder. The fiscal agent will make all rules governing the conduct of any meeting.

     The fiscal agency agreement and a series of debt securities may be modified or amended, without the consent of the holders of the debt securities, to:

     -  add covenants made by us that benefit holders of the debt securities;

     -  surrender any right or power given to us;

     -  secure the debt securities;

     - permit registered securities to be exchanged for bearer securities or relax or eliminate restrictions on the payment of principal, premium or interest on bearer securities to the extent permitted under United States Department of Treasury regulations, provided that holders of the debt securities do not suffer any adverse tax consequences as a result; and

     - cure any ambiguity or correct or supplement any defective provision in the fiscal agency agreement or the debt securities, without materially and adversely affecting the interests of the holders of the debt securities.

  FISCAL AGENT

     The fiscal agency agreement governs the duties of each fiscal agent. We may maintain bank accounts and a banking relationship with each fiscal agent. The fiscal agent is our agent and does not act as a trustee for the holders of the debt securities.

  FURTHER ISSUES OF DEBT SECURITIES

     We may, without the consent of the holders of the debt securities, create and issue additional debt securities with the same terms and conditions as any series of debt securities (or that are the same except for the amount of the first interest payment and for the interest paid on the series of debt securities prior to the issuance of the additional debt securities). We may consolidate such additional debt securities with the outstanding debt securities to form a single series.

     We may offer additional debt securities with original issue discount ("OID") for U.S. federal income tax purposes as part of a further issue. Purchasers of debt securities after the date of any further issue will not be able to differentiate between debt securities sold as part of the further issue and previously issued debt securities of the same series. If we were to issue further debt securities with OID, purchasers of debt securities after such further issue may be required to accrue OID (or greater amounts of OID that they would otherwise have accrued) with respect to their debt securities. This may affect the price of outstanding debt securities following a further issue. Purchasers are advised to consult legal counsel with respect to the implications of any future decision by us to undertake a further issue of debt securities with OID.

DESCRIPTION OF WARRANTS

     The description below summarizes some of the provisions of warrants for the purchase of debt securities that we may issue from time to time and of the warrant agreement. Copies of the forms of

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warrants and the warrant agreement are or will be filed as exhibits to the registration statement of which this prospectus is a part. Since it is only a summary, the description may not contain all of the information that is important to you as a potential investor in the warrants.

     The description of the warrants that will be contained in the prospectus supplement will supplement this description and, to the extent inconsistent with this description, replace it.

  GENERAL TERMS OF THE WARRANTS

     Each series of warrants will be issued under a warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The prospectus supplement relating to the series of warrants will describe:

     - the terms of the debt securities purchasable upon exercise of the warrants, as described above under "Description of the Securities--Description of Debt Securities--General Terms of the Debt Securities";

     - the principal amount of debt securities purchasable upon exercise of one warrant and the exercise price;

     -  the procedures and conditions for the exercise of the warrants;

     - the dates on which the right to exercise the warrants begins and expires;

     - whether and under what conditions the warrants may be terminated or canceled by us;

     - whether and under what conditions the warrants and any debt securities issued with the warrants will be separately transferable;

     -  whether the warrants will be issued in bearer or registered form;

     - whether the warrants will be exchangeable between registered and bearer form, and, if issued in registered form, where they may be transferred and registered; and

     -  other specific provisions.

TERMS APPLICABLE TO DEBT SECURITIES AND WARRANTS

  GOVERNING LAW

     The fiscal agency agreement, any warrant agreement and the debt securities and any warrants will be governed by the laws of the State of New York without regard to any principles of New York law requiring the application of the laws of another jurisdiction. Nevertheless, all matters governing our authorization, execution and delivery of the debt securities and the fiscal agency agreement and any warrants and warrant agreement by us will be governed by the laws of the Republic.

  JURISDICTION AND CONSENT TO SERVICE

     We are owned by a foreign sovereign government and all of our directors and executive officers and some of the experts named in this prospectus are residents of Korea. In addition, all or most our assets and the assets of the people named in the preceding sentence are located outside of the United States. For that reason, you may have difficultly serving process on us or the individuals described above in the United States or enforcing in a U.S. court a U.S.-court judgment based on the U.S. federal securities laws. Our Korean counsel, Lee & Ko, has informed us that there is doubt regarding the enforceability in Korea, either in original actions or in actions for the enforcement of U.S.-court judgments, of civil liabilities based on the U.S. federal securities laws.

     We have appointed the General Manager of our New York Branch, Mr. Seong-Ho Park, and the Senior Deputy General Manager of our New York Branch, Mr. Jae-Min Yoon, and each of their successors in the future, as our authorized agents to receive service of process in any suit which a holder

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of any series of debt securities or warrants may bring in any state or federal court in New York City and we have accepted the jurisdiction of those courts for those actions. Our New York Branch is located at 320 Park Avenue, 32nd Floor, New York, New York 10022. These appointments are irrevocable as long as any amounts of principal, premium or interest remain payable by us to the Fiscal Agent under any series of debt securities or any warrants have not expired or otherwise terminated under their terms. If for any reason either of these two men ceases to act as our authorized agent or ceases to have an address in Manhattan, we shall appoint a replacement. The appointment of agents for receipt of service of process and the acceptance of jurisdiction of state or federal courts in New York City do not, however, apply to actions brought under the United States federal securities laws. We may also be sued in courts having jurisdiction over us located in the Republic.

     We will irrevocably consent to any relief and process in connection with a suit against us in relation to the debt securities or warrants, including the enforcement or execution of any order or judgment of the court. To the extent permitted by law, we will waive irrevocably any immunity from jurisdiction to which we might otherwise be entitled in any suit based on any series of debt securities or warrants.

  FOREIGN EXCHANGE CONTROLS

     The Minister of Finance and Economy of Korea must receive a notification with respect to the issuance by us of debt securities before we may issue debt securities outside the Republic. After issuance of debt securities outside the Republic, we are required to notify the Minister of Finance and Economy of such issuance. No further approval or authorization is required for us to pay principal of or interest on the debt securities.

DESCRIPTION OF GUARANTEES

     The description below summarizes some of the provisions of the guarantees that we may issue from time to time. Copies of the forms of guarantees are or will be filed as exhibits to the registration statement of which this prospectus is a part. Since it is only a summary, the description may not contain all of the information that is important to you as a potential beneficiary of a guarantee.

     The description of a guarantee that will be contained in the prospectus supplement will supplement this description and, to the extent inconsistent with this description, replace it.

  GENERAL TERMS OF THE GUARANTEES

     Each guarantee will be issued by us as guarantor. The prospectus supplement relating to a guarantee will specify:

     -  the relevant obligor and the obligations guaranteed under the guarantee;

     - the nature and scope of the guarantee, including whether or not it is irrevocable and unconditional;

     -  the status of the guarantee in relation to our other obligations;

     -  the governing law of the guarantee; and

     -  other relevant provisions of the guarantee.

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               LIMITATIONS ON ISSUANCE OF BEARER DEBT SECURITIES
                              AND BEARER WARRANTS

     Bearer securities will not be offered, sold or delivered in the United States or its possessions or to a United States person; except in certain circumstances permitted by United States tax regulations. Bearer securities will initially be represented by temporary global securities, without interest coupons, deposited with a common depositary in London for Euroclear and Cedel Bank for credit to designated accounts. Unless otherwise indicated in the prospectus supplement:

     - each temporary global security will be exchangeable for definitive bearer securities on or after the date that is 40 days after issuance only upon receipt of certification of non-United States beneficial ownership of the temporary global security as provided for in United States tax regulations, provided that no bearer security will be mailed or otherwise delivered to any location in the United States in connection with the exchange; and

     - any interest payable on any portion of a temporary global security with respect to any interest payment date occurring prior to the issuance of definitive bearer securities will be paid only upon receipt of certification of non-United States beneficial ownership of the temporary global security as provided for in United States tax regulations.

     Bearer securities, other than temporary global debt securities, and any related coupons will bear the following legend: "Any United States person who holds this obligation will be subject to limitations under the United States federal income tax laws, including the limitations provided in Section 165(j) and 1287(a) of the Internal Revenue Code." The sections referred to in the legend provide that, with certain exceptions, a United States person who holds a bearer security or coupon will not be allowed to deduct any loss realized on the disposition of the bearer security, and any gain, which might otherwise be characterized as capital gain, recognized on the disposition will be treated as ordinary income.

     For purposes of this section, "United States person" means:

     -  a citizen or resident of the United States;

     - a corporation, partnership or other entity created or organized in or under the laws of the United States of any political subdivision thereof; or

     - an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

     For purposes of this section, "United States" means the United States of America, including each state and the District of Columbia, its territories, possessions and other areas subject to its jurisdiction.

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                                    TAXATION

     The following discussion summarizes certain Korean and U.S. federal income tax considerations that may be relevant to you if you invest in debt securities. This summary is based on laws, regulations, rulings and decisions now in effect, which may change. Any change could apply retroactively and could affect the continued validity of this summary.

     This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax adviser about the tax consequences of holding the debt securities, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

KOREAN TAXATION

     The following summary of Korean tax consideration applies to you so long as you are not:

     -  a citizen of Korea;

     -  a resident of Korea;

     -  a corporation organized under Korean law; or

     - maintaining a permanent establishment or a fixed base in Korea for business, trade or otherwise.

 TAX ON INTEREST PAYMENTS

     Under current Korean tax laws, when we make payments of interest to you on the debt securities, no amount will be withheld from such payments for, or on account of, taxes of any kind imposed, levied, withheld or assessed by Korea or any political subdivision or taxing authority thereof or therein.

 TAX ON CAPITAL GAINS

     You will not be subject to any Korean income or withholding taxes in connection with the sale, exchange or other disposition of a debt security, provided that the disposition does not involve a transfer within Korea or a transfer of the debt security to a resident of Korea (or the Korean permanent establishment of a non-resident). Specifically, if you are a non-resident, the Special Tax Treatment Control Law exempts you from Korean taxation on any capital gains that you earn from the transfer of the debt securities outside of Korea. If you sell or otherwise dispose of debt securities to a Korean resident or such disposition or sale is made within Korea, any gain realized on the transaction will be taxable at ordinary Korean withholding tax rates (the lesser of 27.5% of net gain or 11% of gross sale proceeds with respect to transactions), unless an exemption is available under an applicable income tax treaty. For example, if you are a resident of the United States for the purposes of the income tax treaty currently in force between Korea and the United States, you are generally entitled to an exemption from Korean taxation in respect of any gain realized on a disposition of a debt security, regardless of whether the disposition is to a Korean resident. For more information regarding tax treaties, please refer to the heading "Tax Treaties" below.

     With respect to computing the above-mentioned 27.5% withholding taxes on net gain, please note that there is no provision under relevant Korean law for offsetting gains and losses or otherwise aggregating transactions for the purpose of computing the net gain attributable to sales of the debt securities. The purchaser of the debt securities or, in the case of the sale of the debt securities through a securities company in Korea, the securities company through which such sale is effected, is required under Korean law to withhold the applicable amount of Korean tax and make payment thereof to the relevant Korean tax authority. Unless you, as the seller, can claim the benefit of an exemption or a reduced rate of tax under an applicable tax treaty or in the absence of producing satisfactory evidence of your acquisition cost in relation to the debt securities being sold, the purchaser or the securities company, as applicable, must withhold an amount equal to 11 per cent. of the gross sale proceeds. Any withheld tax must be paid no later than the tenth day of the month following the month in which the payment for the purchase of the
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relevant debt securities occurred. Failure to timely transmit the withheld tax to the Korean tax authorities technically subjects the purchaser or the securities company to penalties under Korean tax laws.

 INHERITANCE TAX AND GIFT TAX

     If you die while domiciled in Korea, Korean inheritance tax will be imposed upon the transfer by succession of any of the debt securities, wherever located, that you own at the time of death. Furthermore, regardless of where you are domiciled when you die, Korean inheritance tax will be imposed upon the transfer by succession of any of the debt securities you own that are located in Korea at the time of death. Similarly, if you give the debt securities as a gift to any other person, the donee will be subject to Korean gift tax, based on where you are domiciled or where the debt securities are located at the time that you make the gift. The amount, if any, of the applicable inheritance or gift tax imposed in specific cases depends on the value of the debt securities (or other property) and the identities of the parties involved.

     Under Korean inheritance and gift tax laws, shares issued by Korean corporations are deemed to be located in Korea irrespective of where they are physically located or by whom they are owned.

 STAMP DUTY

     You will not be subject to any Korean transfer tax, stamp duty, registration duty or similar documentary tax in respect of or in connection with a transfer of any debt securities or in connection with the exercise of exchange rights or conversion rights that may be acquired with the debt securities.

 GUARANTEES

     Any payments by us under our guarantee on the debt securities issued by a third-party Korean issuer, except payments made in respect of the principal amount of such guaranteed debt securities (or the issue price if the debt securities were originally issued at a discount), may be subject to withholding tax at the rate of 27.5% (including resident surtax) or such lower rate as may be available under an applicable tax treaty, if any, between Korea and the country of incorporation or residence of the non-resident holder of the debt securities who receives our guarantee payments, unless otherwise exempt under such applicable tax treaty or Korean domestic tax law. Further details of the tax consequences of the holders of third-party debt securities guaranteed by us may be provided in the relevant prospectus supplement.

 TAX TREATIES

     At the date of this prospectus, Korea has tax treaties with, among others, Australia, Austria, Bangladesh, Belgium, Brazil, Bulgaria, Canada, China, Czech Republic, Denmark, Egypt, Finland, France, Germany, Hungary, India, Indonesia, Ireland, Italy, Japan, Luxembourg, Malaysia, Mexico, Mongolia, the Netherlands, New Zealand, Norway, Pakistan, Philippines, Poland, Republic of Fiji, Romania, Singapore, Spain, Sri Lanka, Sweden, Switzerland, Thailand, Tunisia, Turkey, the United Kingdom, the United States of America and Vietnam under which the rate of withholding tax on interest and dividends is reduced, generally to between 5% and 15%, and the tax on capital gains is often eliminated.

     With respect to any gains subject to Korean withholding tax, as described under the heading "Tax on Capital Gains" above, you should inquire for yourself whether you are entitled to the benefit of a tax treaty with Korea. It will be your responsibility to claim the benefits of any tax treaty that may exist between your country and Korea in respect of capital gains, and to provide to the purchaser of the debt securities, or the relevant securities company handling the debt securities, as applicable, a certificate as to your country of residence. In the absence of sufficient proof, the purchaser, or the relevant securities company, as the case may be, must withhold tax at the normal rates.

     At present, Korea has not entered into tax treaties regarding inheritance or gift tax.

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UNITED STATES TAX CONSIDERATIONS

     The following discussion summarizes certain U.S. federal income tax considerations that may be relevant to you if you invest in debt securities and are a U.S. holder. You will be a U.S. holder if you are an individual who is a citizen or resident of the United States, a U.S. domestic corporation, or any other person that is subject to U.S. federal income tax on a net income basis in respect of its investment in a debt security. This summary deals only with U.S. holders that hold debt securities as capital assets for tax purposes. This summary does not apply to you if you are an investor that is subject to special tax rules, such as:

     -  a bank or thrift;

     -  a real estate investment trust;

     -  a regulated investment company;

     -  an insurance company;

     -  a dealer in securities or currencies;

     - a trader in securities or commodities that elects mark-to-market treatment;

     - a person that will hold debt securities as a hedge against currency risk or as a position in a straddle or conversion transaction for tax purposes;

     -  a tax exempt organization; or

     -  a person whose functional currency for tax purposes is not the U.S.
        dollar.

     If you are not a U.S. holder, consult the discussions under the captions "Non-U.S. Persons" and "Information Reporting and Backup Withholding" below; the remainder of this summary does not discuss the treatment of persons that are not U.S. holders.

     This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations promulgated thereunder, and published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

     You should consult your tax adviser about the tax consequences of holding debt securities, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

 PAYMENTS OR ACCRUALS OF INTEREST

     Payments or accruals of "qualified stated interest" (as defined below) on a debt security will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts, in accordance with your regular method of tax accounting. If you use the cash method of tax accounting and you receive payments of interest pursuant to the terms of a debt security in a currency other than U.S. dollars, a "foreign currency", the amount of interest income you will realize will be the U.S. dollar value of the foreign currency payment based on the exchange rate in effect on the date you receive the payment regardless of whether you convert the payment into U.S. dollars. If you are an accrual-basis U.S. holder, the amount of interest income you will realize will be based on the average exchange rate in effect during the interest accrual period, or with respect to an interest accrual period that spans two taxable years, at the average exchange rate for the partial period within the taxable year. Alternatively, as an accrual-basis U.S. holder you may elect to translate all interest income on foreign-currency-denominated debt securities at the spot rate on the last day of the accrual period, or the last day of the taxable year, in the case of an accrual period that spans more than one taxable year, or on the date that you receive the interest payment if that date is within five business days of the end of the accrual period. If you make this election you must apply it consistently to all debt instruments from year to year and you cannot change the election without the consent of the Internal Revenue Service. If you use the accrual method of accounting for tax purposes you will recognize foreign currency gain or loss on the receipt of a
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foreign currency interest payment if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss, but generally will not be treated as an adjustment to interest income received on the debt security.

 PURCHASE, SALE AND RETIREMENT OF NOTES

     Initially, your tax basis in a debt security generally will equal the cost of the debt security to you. Your basis will increase by any amounts that you are required to include in income under the rules governing original issue discount and market discount, and will decrease by the amount of any amortized premium and any payments other than qualified stated interest made on the debt security. The rules for determining these amounts are discussed below. If you purchase a debt security that is denominated in a foreign currency, the cost to you, and therefore generally your initial tax basis, will be the U.S. dollar value of the foreign currency purchase price on the date of purchase calculated at the exchange rate in effect on that date. If the foreign-currency-denominated debt security is traded on an established securities market and you are a cash-basis taxpayer, or if you are an accrual-basis taxpayer that makes a special election, then you will determine the U.S. dollar value of the cost of the debt security by translating the amount of the foreign currency that you paid for the debt security at the spot rate of exchange on the settlement date of your purchase. The amount of any subsequent adjustments to your tax basis in a debt security in respect of foreign-currency-denominated original issue discount, market discount and premium will be determined in the manner described below. If you convert U.S. dollars into a foreign currency and then immediately use that foreign currency to purchase a debt security, you generally will not have any taxable gain or loss as a result of the purchase.

     When you sell or exchange a debt security, or if a debt security is retired, you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction, less any accrued qualified stated interest, which will be subject to tax in the manner described above, and your tax basis in the debt security. If you sell or exchange a debt security for a foreign currency, or receive foreign currency on the retirement of a debt security, the amount you will realize for U.S. tax purposes generally will be the dollar value of the foreign currency that you receive calculated at the exchange rate in effect on the date the foreign currency debt security is disposed of or retired. If you dispose of a foreign currency debt security that is traded on an established securities market and you are a cash-basis U.S. holder, or if you are an accrual-basis holder that makes a special election, then you will determine the U.S. dollar value of the amount realized by translating the amount at the spot rate of exchange on the settlement date of the sale, exchange or retirement.

     The special election available to you if you are an accrual-basis taxpayer in respect of the purchase and sale of foreign currency debt securities traded on an established securities market, which is discussed in the two preceding paragraphs, must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the Internal Revenue Service.

     Except as discussed below with respect to market discount and foreign currency gain or loss, the gain or loss that you recognize on the sale, exchange or retirement of a debt security generally will be long-term capital gain or loss if you have held the debt security for more than one year. The Code provides preferential treatment under certain circumstances for net long-term capital gains recognized by individual investors. Net long-term capital gain recognized by an individual U.S. holder generally will be subject to a maximum tax rate of 15% for debt securities held for more than one year. The ability of U.S. holders to offset capital losses against ordinary income is limited.

     Despite the foregoing, the gain or loss that you recognize on the sale, exchange or retirement of a foreign currency debt security generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which you held the debt security. This foreign currency gain or loss will not be treated as an adjustment to interest income that you receive on the debt security.

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 ORIGINAL ISSUE DISCOUNT

     If we issue debt securities at a discount from their stated redemption price at maturity, and the discount is equal to or more than the product of one-fourth of one percent (0.25%) of the stated redemption price at maturity of the debt securities multiplied by the number of whole years to their maturity, the debt securities will be "Original Issue Discount Debt Securities." The difference between the issue price and their stated redemption price at maturity will be the "original issue discount." The "issue price" of the debt securities will be the first price at which a substantial amount of the debt securities are sold to the public (i.e., excluding sales of debt securities to underwriters, placement agents, wholesalers, or similar persons). The "stated redemption price at maturity" will include all payments under the debt securities other than payments of qualified stated interest. The term "qualified stated interest" generally means stated interest that is unconditionally payable in cash or property, other than debt instruments issued by the Company, at least annually during the entire term of a debt security at a single fixed interest rate or, subject to certain conditions, based on one or more interest indices.

     If you invest in Original Issue Discount Debt Securities you generally will be subject to the special tax accounting rules for original issue discount obligations provided by the Internal Revenue Code and certain Treasury regulations. You should be aware that, as described in greater detail below, if you invest in an Original Issue Discount Debt Security you generally will be required to include original issue discount in ordinary gross income for U.S. federal income tax purposes as it accrues, before you receive the cash attributable to that income.

     In general, and regardless of whether you use the cash or the accrual method of tax accounting, if you are the holder of an Original Issue Discount Debt Security with a maturity greater than one year, you will be required to include in ordinary gross income the sum of the "daily portions" of original issue discount on that debt security for all days during the taxable year that you own the debt security. The daily portions of original issue discount on an Original Issue Discount Debt Security are determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that period. Accrual periods may be any length and may vary in length over the term of an Original Issue Discount Debt Security, so long as no accrual period is longer than one year and each scheduled payment of principal or interest occurs on the first or last day of an accrual period. If you are the initial holder of the debt security, the amount of original issue discount on an Original Issue Discount Debt Security allocable to each accrual period is determined by:

     (i) multiplying the "adjusted issue price" (as defined below) of the debt security at the beginning of the accrual period by a fraction, the numerator of which is the annual yield to maturity of the debt security and the denominator of which is the number of accrual periods in a year; and

     (ii) subtracting from that product the amount, if any, payable as qualified stated interest allocable to that accrual period.

     In the case of an Original Issue Discount Debt Security that is a floating-rate debt security, both the "annual yield to maturity" and the qualified stated interest will be determined for these purposes as though the debt security had borne interest in all periods at a fixed rate generally equal to the rate that would be applicable to interest payments on the debt security on its date of issue or, in the case of some floating-rate debt securities, the rate that reflects the yield that is reasonably expected for the debt security. Additional rules may apply if interest on a floating-rate debt security is based on more than one interest index. The "adjusted issue price" of an Original Issue Discount Debt Security at the beginning of any accrual period will generally be the sum of its issue price, including any accrued interest, and the amount of original issue discount allocable to all prior accrual periods, reduced by the amount of all payments other than any qualified stated interest payments on the debt security in all prior accrual periods. All payments on an Original Issue Discount Debt Security, other than qualified stated interest, will generally be viewed first as payments of previously accrued original issue discount, to the extent of the previously accrued discount, with payments considered made from the earliest accrual periods first, and then as a payment of principal. The "annual yield to maturity" of a debt security is the discount rate, appropriately adjusted to reflect the length of accrual periods, that causes the present value on the issue date of all
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payments on the debt security to equal the issue price. As a result of this
"constant yield" method of including original issue discount income, the amounts you will be required to include in your gross income if you invest in an Original Issue Discount Debt Security denominated in U.S. dollars will generally be less in the early years and greater in the later years than amounts that would be includible on a straight-line basis.

     You generally may make an irrevocable election to include in income your entire return on a debt security (i.e., the excess of all remaining payments to be received on the debt security, including payments of qualified stated interest, over the amount you paid for the debt security) under the constant yield method described above. For debt securities purchased at a premium or bearing market discount in your hands, if you make this election you will also be deemed to have made the election (discussed below under "Premium and Market Discount") to amortize premium or to accrue market discount in income currently on a constant yield basis.

     In the case of an Original Issue Discount Debt Security that is also a foreign-currency-denominated debt security, you should determine the U.S. dollar amount includible as original issue discount for each accrual period by (i) calculating the amount of original issue discount allocable to each accrual period in the foreign currency using the constant yield method, and (ii) translating the foreign currency amount so determined at the average exchange rate in effect during that accrual period, or, with respect to an interest accrual period that spans two taxable years, at the average exchange rate for each partial period. Alternatively, you may translate the foreign currency amount so determined at the spot rate of exchange on the last day of the accrual period, or the last day of the taxable year, for an accrual period that spans two taxable years, or at the spot rate of exchange on the date of receipt, if that date is within five business days of the last day of the accrual period, provided that you have made the election described under the caption "Payments or Accruals of Interest" above. Because exchange rates may fluctuate, if you are the holder of an Original Issue Discount Debt Security that is also a foreign currency debt security you may recognize a different amount of original issue discount income in each accrual period than would be the case if you were the holder of an otherwise similar Original Issue Discount Debt Security denominated in U.S. dollars. Upon the receipt of an amount attributable to original issue discount, whether in connection with a payment of an amount that is not qualified stated interest or the sale or retirement of the Original Issue Discount Debt Security, you will recognize ordinary income or loss measured by the difference between the amount received, translated into U.S. dollars at the exchange rate in effect on the date of receipt or on the date of disposition of the Original Issue Discount Debt Security, as the case may be, and the amount accrued, using the exchange rate applicable to such previous accrual.

     If you purchase an Original Issue Discount Debt Security outside of the initial offering at a cost less than its "remaining redemption amount", or if you purchase an Original Issue Discount Debt Security in the initial offering at a price other than the debt security's issue price, you will also generally be required to include in gross income the daily portions of original issue discount, calculated as described above. However, if you acquire an Original Issue Discount Debt Security at a price greater than its adjusted issue price, you will be entitled to reduce your periodic inclusions of original issue discount to reflect the premium paid over the adjusted issue price. The remaining redemption amount for an Original Issue Discount Debt Security is the total of all future payments to be made on the debt security other than qualified stated interest.

     Certain of the Original Issue Discount Debt Securities may be redeemed prior to Maturity, either at our option or at the option of the holder, or may have special repayment or interest rate reset features as indicated in the pricing supplement. Original Issue Discount Debt Securities containing these features may be subject to rules that differ from the general rules discussed above. If you purchase Original Issue Discount Debt Securities with these features, you should carefully examine the pricing supplement and consult your tax adviser about their treatment since the tax consequences of original issue discount will depend, in part, on the particular terms and features of the debt securities.

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 SHORT-TERM DEBT SECURITIES

     The rules described above will also generally apply to Original Issue Discount Debt Securities with maturities of one year or less ("short-term debt securities"), but with some modifications.

     First, the original issue discount rules treat none of the interest on a short-term debt security as qualified stated interest, but treat a short-term debt security as having original issue discount. Thus, all short-term debt securities will be Original Issue Discount Debt Securities. Except as noted below, if you are a cash-basis holder of a short-term debt security and you do not identify the short-term debt security as part of a hedging transaction you will generally not be required to accrue original issue discount currently, but you will be required to treat any gain realized on a sale, exchange or retirement of the debt security as ordinary income to the extent such gain does not exceed the original issue discount accrued with respect to the debt security during the period you held the debt security. You may not be allowed to deduct all of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a short-term debt security until the maturity of the debt security or its earlier disposition in a taxable transaction. Notwithstanding the foregoing, if you are a cash-basis U.S. holder of a short-term debt security you may elect to accrue original issue discount on a current basis, in which case the limitation on the deductibility of interest described above will not apply. A U.S. holder using the accrual method of tax accounting and some cash method holders, including banks, securities dealers, regulated investment companies and certain trust funds, generally will be required to include original issue discount on a short-term debt security in gross income on a current basis. Original issue discount will be treated as accruing for these purposes on a ratable basis or, at the election of the holder, on a constant yield basis based on daily compounding.

     Second, regardless of whether you are a cash- or accrual-basis holder, if you are the holder of a short-term debt security you can elect to accrue any "acquisition discount" with respect to the debt security on a current basis. Acquisition discount is the excess of the remaining redemption amount of the debt security at the time of acquisition over the purchase price. Acquisition discount will be treated as accruing ratably or, at the election of the holder, under a constant yield method based on daily compounding. If you elect to accrue acquisition discount, the original issue discount rules will not apply.

     Finally, the market discount rules described below will not apply to short-term debt securities.

     As described above, certain of the debt securities may be subject to special redemption features. These features may affect the determination of whether a debt security has a maturity of one year or less and thus is a short-term debt security. If you purchase debt securities with these features, you should carefully examine the pricing supplement and consult your tax adviser about these features.

 PREMIUM AND MARKET DISCOUNT

     If you purchase a debt security at a cost greater than the debt security's remaining redemption amount, you will be considered to have purchased the debt security at a premium, and you may elect to amortize the premium as an offset to interest income, using a constant yield method, over the remaining term of the debt security. If you make this election, it generally will apply to all debt instruments that you hold at the time of the election, as well as any debt instruments that you subsequently acquire. In addition, you may not revoke the election without the consent of the Internal Revenue Service. If you elect to amortize the premium you will be required to reduce your tax basis in the debt security by the amount of the premium amortized during your holding period. Original Issue Discount Debt Securities purchased at a premium will not be subject to the original issue discount rules described above. In the case of premium on a foreign currency debt security, you should calculate the amortization of the premium in the foreign currency. Amortization deductions attributable to a period reduce interest payments in respect of that period, and therefore are translated into U.S. dollars at the rate that you use for those interest payments. Exchange gain or loss will be realized with respect to amortized premium on a foreign currency debt security based on the difference between the exchange rate computed on the date or dates the premium is amortized against interest payments on the debt security and the exchange rate on the date when the holder acquired the debt security. For a U.S. holder that does not elect to amortize
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premium, the amount of premium will be included in your tax basis when the debt security matures or is disposed of. Therefore, if you do not elect to amortize premium and you hold the debt security to maturity, you generally will be required to treat the premium as capital loss when the debt security matures.

     If you purchase a debt security at a price that is lower than the debt security's remaining redemption amount, or in the case of an Original Issue Discount Debt Security, the debt security's adjusted issue price, by 0.25% or more of the remaining redemption amount, or adjusted issue price, multiplied by the number of remaining whole years to maturity, the debt security will be considered to bear "market discount" in your hands. In this case, any gain that you realize on the disposition of the debt security generally will be treated as ordinary interest income to the extent of the market discount that accrued on the debt security during your holding period. In addition, you could be required to defer the deduction of a portion of the interest paid on any indebtedness that you incurred or continued to purchase or carry the debt security. In general, market discount will be treated as accruing ratably over the term of the debt security, or, at your election, under a constant yield method. You must accrue market discount on a foreign currency debt security in the specified currency. The amount that you will be required to include in income in respect of accrued market discount will be the U.S. dollar value of the accrued amount, generally calculated at the exchange rate in effect on the date that you dispose of the debt security.

     You may elect to include market discount in gross income currently as it accrues (on either a ratable or constant yield basis), in lieu of treating a portion of any gain realized on a sale of the debt security as ordinary income. If you elect to include market discount on a current basis, the interest deduction deferral rule described above will not apply. If you do make such an election, it will apply to all market discount debt instruments that you acquire on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the Internal Revenue Service. Any accrued market discount on a foreign currency debt security that is currently includible in income will be translated into U.S. dollars at the average exchange rate for the accrual period (or portion thereof within the holder's taxable year).

  WARRANTS

     A description of the tax consequences of an investment in warrants will be provided in the applicable pricing supplement.

  INDEXED NOTES AND OTHER NOTES PROVIDING FOR CONTINGENT PAYMENTS

     Special rules govern the tax treatment of debt obligations that provide for contingent payments ("contingent debt obligations"). These rules generally require accrual of interest income on a constant yield basis in respect of contingent debt obligations at a yield determined at the time of issuance of the obligation, and may require adjustments to these accruals when any contingent payments are made. In addition, special rules may apply to floating-rate debt securities if the interest payable on the debt securities is based on more than one interest index. We will provide a detailed description of the tax considerations relevant to U.S. holders of any debt securities that are subject to the special rules discussed in this paragraph in the relevant pricing supplement.

  NON-U.S. PERSONS

     The following summary applies to you if you are not a United States person for U.S. federal income tax purposes.

     If you are not a United States person, the interest income and gains that you derive in respect of the debt securities generally will be exempt from United States federal income taxes, including withholding tax. However, to receive this exemption you may be required to satisfy certain certification requirements of the United States Internal Revenue Service to establish that you are not a United States person. See "Information Reporting and Backup Withholding" below.

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

     Even if you are not a United States person, you may still be subject to United States federal income taxes on any interest income you derive in respect of the debt securities if:

     - you are an insurance company carrying on a United States insurance business, within the meaning of the Code; or

     - you have an office or other fixed place of business in the United States that receives the interest and you earn the interest in the course of operating (i) a banking, financing or similar business in the United States or (ii) a corporation the principal business of which is trading in stock or securities for its own account, and certain other conditions exist.

     If you are not a United States person, any gain you realize on a sale or exchange of debt securities generally will be exempt from United States federal income tax, including withholding tax, unless:

     - your gain is effectively connected with your conduct of a trade or business in the United States; or

     - you are an individual holder and are present in the United States for 183 days or more in the taxable year of the sale, and either (i) your gain is attributable to an office or other fixed place of business that you maintain in the United States or (ii) you have a tax home in the United States.

     A debt security held by an individual holder who at the time of death is a non-resident alien will not be subject to United States federal estate tax.

  INFORMATION REPORTING AND BACKUP WITHHOLDING

     The paying agent must file information returns with the United States Internal Revenue Service in connection with debt security payments made to certain United States persons. If you are a United States person, you generally will not be subject to United States backup withholding tax on such payments if you provide your taxpayer identification number to the paying agent. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the debt securities. If you are not a United States person, in order to avoid information reporting and backup withholding tax requirements you may have to comply with certification procedures to establish that you are not a United States person.

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                              PLAN OF DISTRIBUTION

     We may sell or issue the debt securities, warrants or guarantees in any of three ways:

     -  through underwriters or dealers;

     -  directly to one or more purchasers; or

     -  through agents.

     The prospectus supplement relating to a particular series of debt securities, warrants or guarantees will state:

     -  the names of any underwriters;

     -  the purchase price of the securities;

     -  the proceeds to us from the sale;

     -  any underwriting discounts and other compensation;

     -  the initial public offering price;

     -  any discounts or concessions allowed or paid to dealers; and

     -  any securities exchanges on which the securities will be listed.

     Any underwriter involved in the sale of securities will acquire the securities for its own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. The securities may be offered to the public either by underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless the prospectus supplement states otherwise, certain conditions must be satisfied before the underwriters become obligated to purchase securities from us, and they will be obligated to purchase all of the securities if any are purchased. The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

     If we sell any securities through agents, the prospectus supplement will identify the agent and indicate any commissions payable by us. Unless the prospectus supplement states otherwise, all agents will act on a best efforts basis and will not acquire the securities for their own account.

     We may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from us at the public offering price set forth in a prospectus supplement pursuant to delayed delivery contracts. The prospectus supplement will set out the conditions of the delayed delivery contracts and the commission receivable by the agents, underwriters or dealers for soliciting the contracts.

     We may offer debt securities as consideration for the purchase of other of our debt securities, either in connection with a publicly announced tender offer or in privately negotiated transactions. The offer may be in addition to or in lieu of sales of debt securities directly or through underwriters or agents. We may offer guarantees as consideration for transactions involving securities of other issuers.

     Agents and underwriters may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution from us with respect to certain payments which the agents or underwriters may be required to make. Agents and underwriters may be customers of, engage in transactions with, or perform services (including commercial and investment banking services) for, us in the ordinary course of business.

                                 LEGAL MATTERS

     The validity of any particular series of debt securities or warrants issued with debt securities or any guarantees will be passed upon for us and any underwriters or agents by United States and Korean counsel identified in the related prospectus supplement.

                AUTHORIZED REPRESENTATIVES IN THE UNITED STATES

     Our authorized agents in the United States are Mr. Seong-Ho Park, General Manager of our New York Branch, or Mr. Jae-Min Yoon, Senior Deputy General Manager of our New York Branch. The address of our New York Branch is 320 Park Avenue, 32nd Floor, New York, New York 10022. The authorized representative of the Republic in the United States is Mr. Hi-Su Lee, Financial Attache, Korean Consulate General in New York, located at 335 East 45th Street, New York, New York 10017.

                       OFFICIAL STATEMENTS AND DOCUMENTS

     Our Governor and Chairman of the Board of Directors, in his official capacity, has supplied the information set forth under "The Korea Development Bank" (except for the information set out under "The Korea Development Bank--Business--Government Support and Supervision"). Such information is stated on his authority.

     The Minister of Finance and Economy of The Republic of Korea, in his official capacity, has supplied the information set out under "The Korea Development Bank--Business--Government Support and Supervision" and "The Republic of Korea". Such information is stated on his authority. The documents identified in the portion of this prospectus captioned "The Republic of Korea" as the sources of financial or statistical data are official public documents of the Republic or its agencies and instrumentalities.

                                    EXPERTS

     Our financial statements as of and for the years ended December 31, 2001 and 2002 included in this prospectus have been so included in reliance on the report of Samil Accounting Corporation (a member firm of PricewaterhouseCoopers), independent accountants, given on the authority of said firm as experts in auditing and accounting.

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes future expectations, projections or "forward-looking statements", as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe", "expect", "anticipate", "estimate", "project" and similar words identify forward-looking statements. In addition, all statements other than statements of historical facts included in this prospectus are forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we can give no assurance that such expectations will prove correct. This prospectus discloses important factors that could cause actual results to differ materially from our expectations ("Cautionary Statements"). All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

     Factors that could adversely affect the future performance of the Korean economy include:

     -  a deterioration of the Korean consumer or corporate sector;

     -  a failure of the restructuring of large troubled chaebols or companies;

     - an increase in non-performing assets or default rates relating to, among others, loans extended by financial institutions to the retail sector;

     - an increase in lay-offs or unemployment rates or a reduction in income levels, which could adversely affect consumer spending or lead to social or labor unrest;

     - a decrease in tax revenues and a substantial increase in the Government's expenditures for unemployment compensation and other social programs that together lead to an increased Government budget deficit;

     - political uncertainty or increasing strife among and within political parties in the Republic;

     - adverse changes or volatility in commodity prices (including an increase in oil prices), exchange rates, interest rates, stock markets or foreign currency reserves;

     - increased reliance on exports to service foreign currency debts, which could cause friction with the Republic's trading partners;

     - adverse developments in the economies of countries to which the Republic exports, such as the United States, China and Japan, or in emerging market economies in Asia, including China, or elsewhere that result in a loss of confidence in the Korean economy;

     - the continued emergence of China, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment);

     - a deterioration in economic or diplomatic relations between the Republic and its trading partners or allies, including as a result of trade disputes or disagreements in foreign policy;

     - an increase in the level of tensions or an outbreak of hostilities in the Korean peninsula or elsewhere in the world, including the Middle East; and

     - the outbreak of SARS in Asia and other parts of the world, which has increased the uncertainty of world economic prospects in general and which may continue to have an adverse effect on the world economy.

                              FURTHER INFORMATION

     We filed a registration statement with respect to the securities with the Securities and Exchange Commission under the Securities Act of 1933, as amended, and its related rules and regulations. You can find additional information concerning ourselves and the securities in the registration statement and any pre- or post-effective amendment, including its various exhibits, which may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 11.  ESTIMATED EXPENSES.*

     It is estimated that our expenses in connection with the sale of the debt securities, warrants and guarantees hereunder, exclusive of compensation payable to underwriters and agents, will be as follows:

SEC Registration Fee........................................   US$  242,700
Printing Costs..............................................        250,000
Legal Fees and Expenses.....................................        450,000
Fiscal Agent Fees and Expenses..............................         50,000
Blue Sky Fees and Expenses..................................         50,000
Rating Agencies' Fees.......................................        350,000
Miscellaneous (including amounts to be paid to underwriters
  in lieu of reimbursement of certain expenses).............        800,000
                                                               ------------
     Total..................................................   US$2,192,700
                                                               ============

------------

*   Based on three underwritten offerings of the debt securities.

                                  UNDERTAKINGS

     The Registrant hereby undertakes:

     (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

        (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

        (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

     (b) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (d) For purposes of determining any liability under the Securities Act of 1933, as amended (the "Act"), the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or Rule 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (e) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                    CONTENTS

This Registration Statement is comprised of:

(1) Facing Sheet.

(2) Explanatory Note.

(3) Part I, consisting of the Prospectus.

(4) Part II, consisting of pages II-1 to II-9.

(5) The following Exhibits:

A-1   --  Form of Underwriting Agreement Standard Terms, incorporated herein by reference to Exhibit A to the Registration
          Statement of The Korea Development Bank (No. 33-38873).
B-1   --  Form of Fiscal Agency Agreement, including forms of Debt
          Securities, incorporated herein by reference to Exhibit B-1 to the Registration Statement of The Korea Development Bank
          (No. 33-44818).
B-2   --  Form of global Debt Security that bears interest at a fixed rate, incorporated herein by reference to Exhibit B-2 to the
          Registration Statement of The Korea Development Bank (No.
          33-38873).
C-1   --  Form of Warrant Agreement, including form of Warrants.*
C-2   --  Form of Guarantee Agreement, including form of Guarantees, incorporated herein by reference to Exhibit C-2 to the
          Registration Statement of The Korea Development Bank (No.
          333-97299).
C-3   --  Form of Solicitation Indemnification Agreement, incorporated herein by reference to Exhibit C-3 to the Registration
          Statement of The Korea Development Bank (No. 333-97299).
D-1   --  Consent of the Governor of The Korea Development Bank
          (included on page II-4).
D-2   --  Power of Attorney of the Governor of The Korea Development
          Bank.
E-1   --  Consent of the Minister of Finance and Economy of The
          Republic of Korea (included on Page II-5).
E-2   --  Power of Attorney of the Minister of Finance and Economy of
          The Republic of Korea, incorporated herein by reference to
          Exhibit E-2 to the Registration Statement of The Korea
          Development Bank (No. 333-97299).
F     --  Consent of Samil Accounting Corporation.
G-1   --  Letter appointing certain persons as authorized agents of
          The Korea Development Bank in the United States.
G-2   --  Letter appointing Authorized Agents of The Republic of Korea in the United States (included in Exhibit E-2), incorporated herein by reference to Exhibit G-2 to the Registration
          Statement of The Korea Development Bank (No. 333-97299).
H     --  The Korea Development Bank Act, incorporated herein by reference to Exhibit H to the Registration Statement of The
          Korea Development Bank (No. 333-6866).
I     --  The Enforcement Decree of The Korea Development Bank Act,
          incorporated herein by reference to Exhibit I to the
          Registration Statement of The Korea Development Bank (No.
          333-6866).
J     --  The By-laws of The Korea Development Bank, incorporated herein by reference to Exhibit J to the Registration
          Statement of The Korea Development Bank (No. 333-6866).
K-1   --  Form of Prospectus Supplement relating to The Korea
          Development Bank's Medium-Term Notes, Series C, Due Not Less
          Than Nine Months From Date of Issue (the "Series C Notes"),
          incorporated herein by reference to Exhibit K-1 to the
          Registration Statement of The Korea Development Bank (No.
          333-6866).
K-2   --  Form of Supplement to the Prospectus Supplement relating to the Korea Development Bank's Series C Notes, incorporated
          herein by reference to Exhibit K-2 to the Registration
          Statement of The Korea Development Bank (No. 333-6866).

L     --  Form of Distribution Agreement between The Korea Development
          Bank and the Agents named therein relating to the offer and sale from time to time of the Series C Notes, incorporated herein by reference to Exhibit L to the Registration
          Statement of The Korea Development Bank (No. 333-6866).
M-1   --  Opinion (including consent) of Cleary, Gottlieb, Steen &
          Hamilton, 39th Floor, Bank of China Tower, One Garden Road,
          Hong Kong, United States counsel to the Bank, in respect of the legality the Debt Securities (with or without Warrants).
M-2   --  Opinion (including consent) of Lee & Ko, 16th Floor, West
          Wing POSCO Center Building, 892, Daechi-4 Dong, Kangnam-Gu,
          Seoul, 135-777, The Republic of Korea, Korean counsel to the
          Bank, in respect of the legality the Debt Securities (with or without Warrants).
M-3   --  Opinion (including consent) of Cleary, Gottlieb, Steen &
          Hamilton, 39th Floor, Bank of China Tower, One Garden Road,
          Hong Kong, United States counsel to the Bank, in respect of the legality of the Guarantees, incorporated herein by
          reference to Exhibit M-3 to the Registration Statement of
          The Korea Development Bank (No. 333-97299).
M-4   --  Opinion (including consent) of Cleary, Gottlieb, Steen &
          Hamilton, City Place House, 55 Basinghall Street, London
          EC2V 5EH, England, English counsel to the Bank, in respect of the legality of the Guarantees, incorporated herein by
          reference to Exhibit M-4 to the Registration Statement of
          The Korea Development Bank (No. 333-97299).
M-5   --  Opinion (including consent) of Kim & Chang, Seyang Building,
          223 Naeja-dong, Chongro-ku, Seoul, The Republic of Korea,
          Korean counsel to the Bank, in respect of the legality of
          the Guarantees, incorporated herein by reference to Exhibit
          M-5 to the Registration Statement of The Korea Development
          Bank (No. 333-97299).
N-1   --  Form of the Series C Note that bears interest at a fixed rate, incorporated herein by reference to Exhibit N-1 to the
          Registration Statement of The Korea Development Bank (No.
          333-6866).
N-2   --  Form of the Series C Note that bears interest at a floating rate, incorporated herein by reference to Exhibit N-2 to the
          Registration Statement of The Korea Development Bank (No.
          333-6866).
O     --  Form of Calculation Agency Agreement between The Korea
          Development Bank and the calculation agent named therein
          relating to the Series C Notes that bear interest at a
          floating rate, incorporated herein by reference to Exhibit O to the Registration Statement of The Korea Development Bank
          (No. 333-6866).

------------

*   May be filed by amendment.

                    SIGNATURE OF THE KOREA DEVELOPMENT BANK

     Pursuant to the requirements of the Securities Act of 1933, as amended, The Korea Development Bank has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, New York, on the 30th day of December, 2003.

                                          THE KOREA DEVELOPMENT BANK

                                          By:  JICHANG YOO*+
                                               Governor

                                          +By: /s/ BONG-SIK CHOI
                                             -----------------------------------
                                               Bong-Sik Choi
                                               (Attorney-in-fact)
------------

* Consent is hereby given to use of his name in connection with the information specified in this Registration Statement or amendment thereto to have been supplied by him and stated on his authority.

                       SIGNATURE OF THE REPUBLIC OF KOREA

     Pursuant to the requirements of the Securities Act of 1933, as amended, The Republic of Korea has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, New York, on the 30th day of December, 2003.

                                          THE REPUBLIC OF KOREA

                                          By:  JIN-PYO KIM*+
                                               Minister of Finance and Economy

                                          +By: /s/ HI-SU LEE
                                             -----------------------------------
                                               Hi-Su Lee
                                               (Attorney-in-fact)
------------

* Consent is hereby given to use of his name in connection with the information specified in this Registration Statement or amendment thereto to have been supplied by him and stated on his authority.

                     SIGNATURE OF AUTHORIZED REPRESENTATIVE
                         OF THE KOREA DEVELOPMENT BANK

     Pursuant to the Securities Act of 1933, as amended, the undersigned, a duly authorized representative in the United States of The Korea Development Bank, has signed this Registration Statement or amendment thereto in The City of New York, New York, on the 30th day of December, 2003.

                                          +By: /s/ SEONG-HO PARK
                                             -----------------------------------
                                               Seong-Ho Park

                                               New York Branch
                                               The Korea Development Bank

                     SIGNATURE OF AUTHORIZED REPRESENTATIVE
                         OF THE KOREA DEVELOPMENT BANK

     Pursuant to the Securities Act of 1933, as amended, the undersigned, a duly authorized representative in the United States of The Korea Development Bank, has signed this Registration Statement or amendment thereto in The City of New York, New York, on the 30th day of December, 2003.

                                          +By: /s/ JAE-MIN YOON
                                             -----------------------------------
                                               Jae-Min Yoon

                                               New York Branch
                                               The Korea Development Bank

                     SIGNATURE OF AUTHORIZED REPRESENTATIVE
                            OF THE REPUBLIC OF KOREA

     Pursuant to the Securities Act of 1933, as amended, the undersigned, a duly authorized representative in the United States of The Republic of Korea, has signed this Registration Statement or amendment thereto in The City of New York, New York, on the 30th day of December, 2003.

                                          +By: /s/ HI-SU LEE
                                             -----------------------------------
                                               Hi-Su Lee

                                               Financial Attache
                                               Korean Consulate General in New
                                               York

                                 EXHIBIT INDEX

EXHIBIT                                                                      PAGE
-------                                                                      ----
A-1      --   Form of Underwriting Agreement Standard Terms, incorporated herein by reference to Exhibit A to the Registration
              Statement of The Korea Development Bank (No. 33-38873).
B-1      --   Form of Fiscal Agency Agreement, including forms of Debt
              Securities, incorporated herein by reference to Exhibit B-1 to the Registration Statement of The Korea Development Bank
              (No. 33-44818).
B-2      --   Form of global Debt Security that bears interest at a fixed rate, incorporated herein by reference to Exhibit B-2 to the
              Registration Statement of The Korea Development Bank (No.
              33-38873).
C-1      --   Form of Warrant Agreement, including form of Warrants.*
C-2      --   Form of Guarantee Agreement, including form of Guarantees, incorporated herein by reference to Exhibit C-2 to the
              Registration Statement of The Korea Development Bank (No.
              333-97299).
C-3      --   Form of Solicitation Indemnification Agreement, incorporated herein by reference to Exhibit C-3 to the Registration
              Statement of The Korea Development Bank (No. 333-97299).
D-1      --   Consent of the Governor of The Korea Development Bank
              (included on page II-4).
D-2      --   Power of Attorney of the Governor of The Korea Development
              Bank.
E-1      --   Consent of the Minister of Finance and Economy of The
              Republic of Korea (included on Page II-5).
E-2      --   Power of Attorney of the Minister of Finance and Economy of
              The Republic of Korea, incorporated herein by reference to
              Exhibit E-2 to the Registration Statement of The Korea
              Development Bank (No. 333-97299).
F        --   Consent of Samil Accounting Corporation.
G-1      --   Letter appointing certain persons as authorized agents of
              The Korea Development Bank in the United States.
G-2      --   Letter appointing Authorized Agents of The Republic of Korea in the United States (included in Exhibit E-2), incorporated herein by reference to Exhibit G-2 to the Registration
              Statement of The Korea Development Bank (No. 333-97299).
H        --   The Korea Development Bank Act, incorporated herein by
              reference to Exhibit H to the Registration Statement of The
              Korea Development Bank (No. 333-6866).
I        --   The Enforcement Decree of The Korea Development Bank Act,
              incorporated herein by reference to Exhibit I to the
              Registration Statement of The Korea Development Bank (No.
              333-6866).
J        --   The By-laws of The Korea Development Bank, incorporated
              herein by reference to Exhibit J to the Registration
              Statement of The Korea Development Bank (No. 333-6866).
K-1      --   Form of Prospectus Supplement relating to The Korea
              Development Bank's Medium-Term Notes, Series C, Due Not Less
              Than Nine Months From Date of Issue (the "Series C Notes"),
              incorporated herein by reference to Exhibit K-1 to the
              Registration Statement of The Korea Development Bank (No.
              333-6866).
K-2      --   Form of Supplement to the Prospectus Supplement relating to the Korea Development Bank's Series C Notes, incorporated
              herein by reference to Exhibit K-2 to the Registration
              Statement of The Korea Development Bank (No. 333-6866).
L        --   Form of Distribution Agreement between The Korea Development
              Bank and the Agents named therein relating to the offer an sale from time to time of the Series C Notes, incorporated herein by reference to Exhibit L to the Registration
              Statement of The Korea Development Bank (No. 333-6866).

EXHIBIT                                                                      PAGE
-------                                                                      ----
M-1      --   Opinion (including consent) of Cleary, Gottlieb, Steen &
              Hamilton, 39th Floor, Bank of China Tower, One Garden Road,
              Hong Kong, United States counsel to the Bank, in respect of the legality the Debt Securities (with or without Warrants).
M-2      --   Opinion (including consent) of Lee & Ko, 16th Floor, West
              Wing POSCO Center Building, 892, Daechi-4 Dong, Kangnam-Gu,
              Seoul, 135-777, The Republic of Korea, Korean counsel to the
              Bank, in respect of the legality the Debt Securities (with or without Warrants).
M-3      --   Opinion (including consent) of Cleary, Gottlieb, Steen &
              Hamilton, 39th Floor, Bank of China Tower, One Garden Road,
              Hong Kong, United States counsel to the Bank, in respect of the legality of the Guarantees, incorporated herein by
              reference to Exhibit M-3 to the Registration Statement of
              The Korea Development Bank (No. 333-97299).
M-4      --   Opinion (including consent) of Cleary, Gottlieb, Steen &
              Hamilton, City Place House, 55 Basinghall Street, London
              EC2V 5EH, England, English counsel to the Bank, in respect of the legality of the Guarantees, incorporated herein by
              reference to Exhibit M-4 to the Registration Statement of
              The Korea Development Bank (No. 333-97299).
M-5      --   Opinion (including consent) of Kim & Chang, Seyang Building,
              223 Naeja-dong, Chongro-ku, Seoul, The Republic of Korea,
              Korean counsel to the Bank, in respect of the legality of
              the Guarantees, incorporated herein by reference to Exhibit
              M-5 to the Registration Statement of The Korea Development
              Bank (No. 333-97299).
N-1      --   Form of the Series C Note that bears interest at a fixed
              rate, incorporated herein by reference to Exhibit N-1 to the
              Registration Statement of The Korea Development Bank (No.
              333-6866).
N-2      --   Form of the Series C Note that bears interest at a floating rate, incorporated herein by reference to Exhibit N-2 to the
              Registration Statement of The Korea Development Bank (No.
              333-6866).
O        --   Form of Calculation Agency Agreement between The Korea
              Development Bank and the calculation agent named therein
              relating to the Series C Notes that bear interest at a
              floating rate, incorporated herein by reference to Exhibit O to the Registration Statement of The Korea Development Bank
              (No. 333-6866).

---------------

*   May be filed by amendment.